Exhibit 99.1

(Subject to Completion, Dated April 30, 2019)

V.F. Corporation

105 Corporate Center Boulevard

Greensboro, North Carolina 27408

                    , 2019

Dear VF Shareholder:

On August 13, 2018, V.F. Corporation (“VF”) announced the strategic repositioning of VF through the spinoff of its Jeanswear and VF Outlet™ businesses from its remaining businesses (the “Separation”), which is expected to become effective on May 22, 2019. On the effective date of the Separation, Kontoor Brands, Inc., a North Carolina corporation formed in anticipation of the Separation (“Kontoor Brands”), will become an independent, publicly traded company and will hold, directly or indirectly through its subsidiaries, the assets and liabilities associated with the Jeanswear and VF Outlet™ businesses.

The Separation is subject to conditions as described in the enclosed information statement. Subject to the satisfaction or waiver of these conditions, the Separation will be completed by way of a pro rata distribution of all the outstanding shares of Kontoor Brands common stock to VF’s shareholders of record as of the close of business on May 10, 2019, the distribution record date (the “Distribution”). Each VF shareholder of record will receive one share of Kontoor Brands common stock, no par value, for every seven shares of VF common stock, without par value, held by such shareholder on the record date. The distribution of these shares will be made in book-entry form, which means that no physical share certificates will be issued. At any time following the Distribution, shareholders may request that their shares of Kontoor Brands common stock be transferred to a brokerage or other account. No fractional shares of Kontoor Brands common stock will be issued. The distribution agent for the Distribution will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing prices and distribute the net cash proceeds from the sales pro rata to each holder who would otherwise have been entitled to receive a fractional share in the Distribution.

VF expects to receive an opinion from counsel to the effect that, among other things, the Distribution, together with certain related transactions, will qualify as a transaction that is tax-free for U.S. federal income tax purposes, except to the extent of any cash received in lieu of fractional shares.

The Distribution does not require VF shareholder approval, nor do you need to take any action to receive your shares of Kontoor Brands common stock. VF’s common stock will continue to trade on the New York Stock Exchange under the ticker symbol “VFC.” Kontoor Brands common stock has been approved for listing on the New York Stock Exchange under the ticker symbol “KTB.”

The enclosed information statement, which we are mailing to all VF shareholders, describes the Separation in detail and contains important information about Kontoor Brands, including its historical combined financial statements. We urge you to read this information statement carefully.

We want to thank you for your continued support of VF.

Sincerely,

Steven E. Rendle

Chairman, President and Chief Executive Officer

V.F. Corporation

Kontoor Brands, Inc. 400 N. Elm Street Greensboro, North Carolina 27401

                    , 2019

Dear Future Kontoor Brands Shareholder:

I am excited to welcome you as a shareholder of our new company, Kontoor Brands, Inc. (“Kontoor Brands”). Following the spinoff by V.F. Corporation of its Jeanswear and VF Outlet™ businesses to us, we will be a global apparel leader focused on the design, manufacturing, sourcing, marketing, and distribution of our portfolio of brands, including our iconic brands Wrangler® and Lee®.

We endeavor to provide consumers with high-quality, innovative products at a superior value. We believe our experienced management team is executing a strategy that provides a better product and brand experience to our consumers, primarily by delivering on our high standards of product design and innovation, and offering a wide variety of compelling products across channels and categories. Our leadership team is largely a product of V.F. Corporation’s execution-focused culture, bringing a deep knowledge of the global business, strong customer relationships, and category management expertise to the enterprise. In addition, we believe the consumer appeal of our brands combined with consistent execution of our manufacturing and distribution strategies have supported our ability to produce strong financial results. We believe our consistent financial performance will provide us with the opportunity to invest in our business, return capital to shareholders, and repay debt as an independent public company.

I encourage you to learn more about Kontoor Brands and our business by reading the attached information statement. Our common stock has been approved for listing on the New York Stock Exchange under the ticker symbol “KTB.” We look forward to earning your continuing support for many years to come.

Sincerely,

Scott H. Baxter

President and Chief Executive Officer

Kontoor Brands

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

Preliminary Information Statement

(Subject to Completion, Dated April 30, 2019)

INFORMATION STATEMENT

Kontoor Brands, Inc.

Common Stock

(No Par Value)

V.F. Corporation (“VF”) is furnishing this information statement in connection with the separation of its Jeanswear and VF Outlet™ businesses from its remaining businesses and the creation of an independent, publicly traded company, named Kontoor Brands, Inc. (“Kontoor Brands”). Kontoor Brands, directly or indirectly through its subsidiaries, will hold the assets, liabilities and legal entities comprising the Jeanswear and VF Outlet™ businesses after certain restructuring transactions are completed (the “Restructuring”). All of the shares of Kontoor Brands common stock owned by VF will be distributed to the shareholders of VF (the “Distribution” and, together with the Restructuring, the “Separation”). Kontoor Brands is currently a wholly owned subsidiary of VF.

Each holder of VF common stock will receive one share of common stock of Kontoor Brands for every seven shares of VF common stock held as of the close of business on May 10, 2019, the record date for the Distribution.

The distribution of Kontoor Brands’ shares is expected to be completed after the New York Stock Exchange (the “NYSE”) market closing on May 22, 2019. Immediately after VF completes the Distribution, Kontoor Brands will be an independent, publicly traded company. We expect that, for U.S. federal income tax purposes, no gain or loss will be recognized by you, and no amount will be included in your income in connection with the Distribution, except to the extent of any cash you receive in lieu of fractional shares.

No vote or other action is required by you to receive shares of Kontoor Brands common stock in the Separation. You will not be required to pay anything for the new shares or to surrender any of your shares of VF common stock. We are not asking you for a proxy and you should not send us a proxy or your share certificates.

There currently is no trading market for Kontoor Brands common stock. Kontoor Brands’ common stock has been approved for listing on the NYSE under the ticker symbol “KTB.” We anticipate that a limited market, commonly known as a “when-issued” trading market, for Kontoor Brands’ common stock will commence on May 9, 2019 and will continue up to and including the Distribution Date (as defined herein). We expect the “regular-way” trading of Kontoor Brands’ common stock will begin on the first trading day following the Distribution Date.

In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 17.

Neither the U.S. Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is                     , 2019.

A Notice of Internet Availability of Information Statement Materials containing instructions describing how to access the information statement was first mailed to VF shareholders on or about                     , 2019.

i

NOTE REGARDING THE USE OF CERTAIN TERMS

We use the following terms to refer to the items indicated:

•

“We,” “us,” “our,” “Company” and “Kontoor Brands,” unless the context otherwise requires, refer to Kontoor Brands, Inc., the entity that at the time of the Distribution will hold, directly or indirectly through its subsidiaries, the assets and liabilities associated with the Spin Business, as defined below, and whose shares VF will distribute in connection with the Separation. Where appropriate in the context, the foregoing terms also include the subsidiaries of this entity; these terms may be used to describe the Spin Business prior to completion of the Separation.

•	The “Spin Business” refers to the business, operations, products, services and activities of VF’s Jeanswear and Outlet businesses. See “Business” for more information.

•

Except where the context otherwise requires, the term “VF” refers to V.F. Corporation, the entity that owns Kontoor Brands prior to the Separation and that after the Separation will be a separately traded public company consisting of its remaining operations.

•	The term “Distribution” refers to the distribution of all of the shares of Kontoor Brands common stock owned by VF to shareholders of VF as of the record date.

•

The term “Restructuring” refers to the series of transactions which will result in all of the assets, liabilities and legal entities comprising the Spin Business being owned directly, or indirectly through its subsidiaries, by Kontoor Brands.

•

Except where the context otherwise requires, the term “Separation” refers to the separation of the Spin Business from VF and the creation of an independent, publicly traded company, Kontoor Brands, through (1) the Restructuring and (2) the Distribution.

•	The term “Distribution Date” means the date on which the Distribution occurs.

We own various trademark registrations and applications, and unregistered trademarks, including Wrangler®, Lee® and Rock & Republic®. All other trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders. Solely for convenience, the trademarks and trade names in this information statement may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

We will operate and report using a 52/53 week fiscal year ending on the Saturday closest to December 31 of each year. Except where the context otherwise requires, all references to “2018,” “2017,” “2016” and “2015” relate to the 52-week fiscal periods ended December 29, 2018, December 30, 2017, December 31, 2016 and January 2, 2016, respectively, and all references to “2014” relate to the 53-week fiscal period ended January 3, 2015.

ii

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made statements under the captions “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and in other sections of this information statement that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections, forecasts or assumptions of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including the numerous risks discussed under the caption entitled “Risk Factors.”

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Except as required by law, neither VF nor we are under any duty to update any of these forward-looking statements after the date of this information statement to conform our prior statements to actual results or revised expectations.

iii

SUMMARY

This summary highlights information contained elsewhere in this information statement. This summary does not contain all of the information that you should consider. You should read this entire information statement carefully, especially the risks of owning our common stock discussed under “Risk Factors” and our audited combined financial statements, our unaudited pro forma combined financial statements and the respective notes to those statements appearing elsewhere in this information statement. Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement assumes the completion of all the transactions referred to in this information statement in connection with the Separation.

Overview

We are a global apparel leader focused on the design, manufacturing, sourcing, marketing, and distribution of our portfolio of brands, including our iconic brands Wrangler® and Lee®. Our two key brands benefit from heritages spanning 200 combined years and together with our other brands accounted for over 170 million units of apparel produced or sourced in 2018. We endeavor to provide consumers with high-quality, innovative products at a superior value. We manufacture approximately 38% of our products in our owned and leased facilities, and distribute our products worldwide primarily through both major brick & mortar and e-commerce retailers. We believe our experienced management team is executing a strategy that provides a better product and brand experience to our consumers, primarily by delivering on our high standards of product design and innovation, and offering a wide variety of compelling products across channels and categories.

We focus on continuously improving the most important elements of our products, which include fit, fabric, finish, and overall construction, while continuing to provide consumers our products at attractive price points. We leverage innovation and design advancements as well as our unique brand heritages to create marketing campaigns that communicate our brand positioning, product attributes, and overall value proposition to consumers. We believe these marketing campaigns further elevate our brands, build our loyal global consumer base, and ultimately drive revenue growth.

We have a presence in over 65 countries and generated approximately $2.8 billion in global revenues in 2018 across our various channels. We sell our products primarily through our established wholesale and expanding digital channels, and utilize our branded brick & mortar locations to supplement our go-to-market strategy. We benefit from strong relationships with many of our customers who we believe depend on our ability to reliably and timely replenish them with our high-volume products.

Within the United States (“U.S.”), where we generated 73% of our revenues in 2018, we offer our apparel and accessories largely through our wholesale channel, which consists of mass and mid-tier retailers, specialty stores including western specialty retail, department stores, and retailer-owned and third-party e-commerce sites. We also sell our products in the U.S. through direct-to-consumer channels, including full-price stores, outlet stores and our own websites. Outside the U.S., where we generated 27% of our revenues in 2018, we operate through similar wholesale channels as in the U.S., and utilize distributors, agents, licensees, and partnerships along with our full-price and outlet stores and digital presence.

We believe our global supply chain provides us with significant competitive advantages and operating flexibility. Our internal manufacturing capabilities include owned and leased facilities, all of which are located in the Western Hemisphere, and produced approximately 38% of our total units sold in 2018. The remainder of our units sold were supplied by a range of third-party manufacturers. We distribute our products globally through our own distribution centers as well as through third-party distribution centers. We believe our flexible and balanced approach to manufacturing and distribution allows us to better manage our production, and in turn appeals to our customers who we believe view our ability to consistently meet their production needs as a point of competitive differentiation.

We believe the consumer appeal of our brands combined with consistent execution of our manufacturing and distribution strategies have supported our ability to produce strong financial results. We generated over $2.75 billion in revenue and $330 million in operating income in each of the last five years. Additionally, our cash flows from operations were greater than $295 million in each of the years from 2014 through 2016. In 2017, our cash flows from operations were $168.6 million, which were impacted by a $110.6 million charge related to the transition tax component of the U.S. Tax Cut and Jobs Act (the “Tax Act”) that was deemed settled in cash with VF for purposes of carve-out financial reporting. In 2018, we reported cash flows used by operations of $96.3 million, primarily due to $323.3 million lower cash proceeds from settlement of the intercompany sale to VF of certain of the Company’s trade accounts receivable. The timing of the intercompany settlement was impacted by VF’s one-time change in fiscal year-end and does not reflect an operational deterioration in cash flows. We expect our cash flows to normalize post-Separation and intend to continue to invest in our brands, talent and capabilities, and growth strategies as well as to support a dividend to shareholders, and to repay our indebtedness over time.

Kontoor Brands is headquartered in Greensboro, North Carolina. Upon our separation from VF, we expect to trade under the ticker symbol “KTB” on the NYSE.

Our Competitive Strengths

Iconic Brands with Significant Global Scale.

Our two key brands are steeped in rich heritage and authenticity. The Wrangler® and Lee® brands generated approximately $1.6 billion and $960 million, respectively, in 2018 revenues and have an established global presence in the apparel market. Products bearing our brands are sold in more than 65 countries, and we believe they have strong consumer connectivity worldwide. We market our brands and products to highlight their differentiated position and product attributes. We strive to maximize our consumer reach by leveraging each brand’s “best practices” to drive growth across product categories and expand our overall revenues and earnings profile.

Founded over 70 years ago, Wrangler® is a classic American brand deeply rooted in U.S. western apparel and positioned as clothing ready for everyday life. Wrangler® branded products are offered in more than 20,000 retail doors worldwide and span a wide range of product categories including denim and non-denim bottoms, shirts, jackets, and other outerwear and accessories. We believe the Wrangler® brand appeals to a broad range of consumers worldwide who appreciate the brand’s western heritage, quality, and superior value. Outside the U.S., we believe the brand generally occupies a more premium positioning and carries a higher average price point.

Founded in 1889, Lee® is an authentic apparel brand with a heritage of purposeful craftsmanship and innovation. Lee® branded products offer versatile styling and superior comfort in denim and casual apparel for a multitude of activities, and target an active consumer interested in a stylish look through innovation designed for functional and visual appeal. The Lee® brand generates approximately 47% of its revenues outside the U.S., with a significant portion attributable to China and certain countries in Europe. In particular, since entering the Chinese market in 1995, the Lee® brand has developed a leading market position.

Deep Relationships with Brick & Mortar Retail and E-Commerce Leaders.

We have developed long-term relationships with many leading global brick & mortar and e-commerce retailers, whom we believe rely on our iconic brands, leading product quality and value, and innovation to address evolving consumer needs in our product categories. By fostering these relationships, we have become an important vendor for many of our customers and have built leading category positions, which in turn supports the availability of our brands to consumers and our ability to introduce new products and categories. We also endeavor to provide sophisticated logistics, planning, and merchandising expertise to support our customers, which we believe supports a level of insight that builds more integrated customer relationships. Over time, we believe we have developed an aptitude for addressing our customers’ unique and challenging inventory replenishment and planning needs, and have built a reputation as a reliable partner in a dynamic retail environment.

Integrated Supply Chain Built to Support Volume and Replenishment.

We are continually refining our supply chain to maximize efficiency and reinforce our reputation of reliability with our customers. Through our vertically integrated supply chain we manufacture, source, and distribute a significant quantity of high volume apparel products that are frequently replenished by our retail partners. Our product procurement and distribution strategies, combined with our internal manufacturing facilities and retail floor space management programs, allow us to maintain what we believe is a competitive advantage versus other apparel suppliers. Our supply chain is built to support large volumes and to meet customer needs while balancing cost and operational requirements. Our 13 internal manufacturing facilities are located in the Western Hemisphere, where their proximity to our primary markets enables us to deliver inventory in a consistent and timely manner. We also have established global third-party sourcing and distribution networks that we leverage across product categories and various regions. We believe our flexible and balanced approach to manufacturing and distribution allows us to better manage our production needs.

Many of our largest volume and highest velocity product styles continue from year to year, with design and innovation elements periodically updated to maintain our products’ relevance with consumers. We utilize real-time data provided by our customers to ensure timely delivery of our products and optimize our customers’ inventory levels. We believe our vertically integrated operations in combination with inventory and supply-demand reconciliation processes allow us to excel in meeting our retail customers’ rapid order requirements.

Highly Experienced Management Team and Board of Directors.

We have assembled a senior management team that is highly focused on continuing to grow our brands’ revenues, delivering strong and consistent financial results, and building a cohesive corporate culture. Together, our management team has over 50 years of combined experience in the apparel and accessories industry and brings deep global industry expertise to our newly independent company. Our President and Chief Executive Officer, Scott Baxter, served in various senior leadership positions at VF, including most recently as Vice President and Group President of Americas West, where he was responsible for overseeing brands such as The North Face® and Vans®, and previously as Group President of VF’s Jeanswear Americas business. Our Vice President and Chief Financial Officer, Rustin Welton, most recently served as Group Chief Financial Officer for VF’s Jeanswear, Workwear, Timberland® and VF Outlet™ businesses. Our two Vice Presidents and Global Brand Presidents, Thomas Waldron and Christopher Waldeck, maintain operational responsibility for the Wrangler® and Lee® brands, respectively, and have significant experience managing our brands domestically. We are also guided by a strong Board of Directors who bring valuable industry and management insight to Kontoor Brands. Our Board is led by our Non-Executive Chairman, Robert Shearer, who has extensive familiarity with our business and our industry, having served as Senior Vice President and Chief Financial Officer of VF from 2005 through 2015. We believe the depth of experience and deep industry knowledge of our management team and Board of Directors will drive the success of our new company.

Resilient Business Model That Delivers Consistent Results.

Our business has historically generated significant revenues, strong profits, and attractive cash flows due to our global brands, leading market positions, deep customer relationships, and the vertical integration of our supply chain. We believe we offer high product value and quality to our consumers, who respond to our value proposition by consistently purchasing our products over time. Over the last five years, we generated revenues in excess of $2.75 billion each year, and consistently delivered operating margins of 12% or greater each year. Our strong margin profile combined with our diligent approach to operational excellence and capital management have produced meaningful cash flows. We believe our consistent financial results will provide us with the opportunity to consistently invest in our business, return capital to shareholders, and repay debt.

Our Strategies

We have historically operated predominantly as a segment within VF. Following the Separation, we will become an independent publicly traded company led by a highly experienced management team fully dedicated to leveraging our capabilities and driving our strategic initiatives. We will also have increased flexibility to deploy our strong free cash flow towards our operating and capital allocation priorities.

Adopt a Global Approach for Optimizing the Wrangler® and Lee® Brands.

We believe the combination of our brands, scale, and global platform is differentiated in our industry. Historically, our brands have largely operated independently across geographic regions with regard to management, product design, and marketing. With one integrated senior leadership team to manage our brands and operations globally, there is an opportunity to implement an operating model that more efficiently leverages our global brands, scale, and platforms. We have built a leadership team based in Greensboro, North Carolina, that will include Global Presidents of both the Wrangler® and Lee® brands, as well as global leaders of the design, merchandising, digital, and direct-to-consumer departments. This centralized senior management team with global responsibility will work closely with our regional teams to deliver a unified brand and product design message while ensuring market-specific nuances are maintained. Through this integrated platform and management structure, we believe we can amplify the global strength of our brands, improve operating efficiency, and increase the overall demand for our products.

Continue to Increase Our Product Offering and Expand Our Target Consumer Base.

We see potential to enhance our existing product assortment, broaden our product offering, and expand into adjacent product categories. We leverage our Global Denim Innovation Network and Cognitive and Design Science Center to develop cognitive, design, textile, and product construction advancements that target the needs of our existing and potential new target consumer groups. We strive to create new products to attract a wide range of consumers, including women and younger generations, while seeking to ensure our core offering continues to serve the needs of our consumers. We believe we have the opportunity to also enter new categories that utilize our existing brand and product strengths, such as the outdoor and workwear categories. We have also introduced higher-end products at premium price points in the U.S. Successful execution of our product expansion strategies should broaden the appeal of our brands and products to new consumers, extend our reach into new product categories, and ultimately drive the overall revenues of our business. In addition, we also intend to opportunistically evaluate potential merger and acquisition targets to supplement our approach over the long-term.

Continue Expanding Our Distribution.

We believe there is an opportunity to expand the distribution of our products with new and existing brick & mortar and e-commerce customers internationally and in the U.S. We expect the integration and collaboration of our brands’ global leadership teams will help drive distribution opportunities for the Wrangler® and Lee® brands in both new and established markets by leveraging each brand’s relative distribution strengths across regions. Specifically, China provides an attractive geography to expand our existing presence and distribute more products across a range of price segments. In Europe, we intend to refine our strategy to become more consumer centric in addressing how and where our customers want to purchase our products. In the U.S., we see an opportunity to continue to grow with our major retail customers as well as drive distribution of our more premium products through higher-end department and specialty stores. We also expect to leverage our leading brand positions to increase our penetration with major global e-commerce players as this distribution channel continues to grow in consumer importance worldwide.

Drive Cost Savings and Efficiencies Across Our Global Organization.

We expect to realize efficiencies across our business as we create a more centralized global organization and pursue cost savings initiatives. As part of our centralized approach to our global business, our management team will oversee all brands for their respective business functions, including supply chain, digital, direct-to-consumer, and strategy while seeking to ensure we maintain our worldwide presence and regional approach. We have implemented initiatives to reduce costs and realize greater efficiencies, which have included transitioning our Central America and South America region to a distributor model, exiting certain supply chain operations, relocating Lee®’s North American headquarters to Greensboro, North Carolina and streamlining our global organizational structure. We will continue to implement various operational initiatives to address inefficiencies throughout our organization and cost savings programs that we expect to generate meaningful global cost savings. We plan to utilize such measures to fuel additional investments in our capabilities and brands while improving our overall profitability.

The Separation

On August 13, 2018, VF announced a plan to distribute to VF’s shareholders all of the shares of common stock of a newly formed company, Kontoor Brands, that would hold the Spin Business. Kontoor Brands is currently a wholly owned subsidiary of VF and, at the time of the Distribution will hold, directly or indirectly through its subsidiaries, the assets and liabilities associated with the Spin Business.

The Separation will be achieved through the transfer of all the assets and liabilities of the Spin Business to Kontoor Brands or its subsidiaries in the Restructuring and the distribution of 100% of the outstanding capital stock of Kontoor Brands pro rata to holders of VF common stock as of the close of business on May 10, 2019, the record date for the Distribution. At the effective time of the Distribution, VF shareholders will receive one share of Kontoor Brands common stock for every seven shares of VF common stock held on the record date. The Separation is expected to be completed on May 22, 2019. Immediately following the Separation, VF shareholders as of the record date for the Distribution will own 100% of the outstanding shares of common stock of Kontoor Brands.

Before the Distribution, we will enter into a Separation and Distribution Agreement and several other ancillary agreements with VF to effect the Separation and provide a framework for our relationship with VF after the Separation. These agreements will provide for the allocation between Kontoor Brands and VF of VF’s assets, liabilities and obligations (including with respect to employee matters, intellectual property matters, tax matters and certain other matters). Kontoor Brands and VF will also enter into a Transition Services Agreement, which will provide for various corporate, administrative, supply chain, logistics, distribution, contract manufacturing and information technology services, one or more lease, sub-lease or temporary service agreements or arrangements relating to real property and facilities used in both the Spin Business and the remaining businesses of VF, and certain additional commercial agreements.

The VF Board of Directors believes separating the Spin Business from VF’s other businesses is in the best interests of VF and its shareholders and has concluded the Separation will provide VF and Kontoor Brands with a number of potential opportunities and benefits, including the following:

•

Strategic and Management Focus. Permit the management team of each company to focus on its own strategic priorities with financial targets that best fit its own business and opportunities. We believe the Separation will enable each company’s management team to better position its businesses to capitalize on developing macroeconomic trends, increase managerial focus to pursue its individual strategies and leverage its key strengths to drive performance. The management of each resulting company will be able to concentrate on its core competencies and growth opportunities, and will have increased flexibility and speed to design and implement corporate strategies based on the characteristics of its business.

•

Resource Allocation and Capital Deployment. Allow each company to allocate resources, incentivize employees and deploy capital to capture the significant long-term opportunities in their respective markets. The Separation will enable each company’s management team to implement a capital structure, dividend policy and growth strategy tailored to each unique business. Both businesses are expected to have direct access to the debt and equity capital markets to fund their respective growth strategies.

•

Investor Choice. Provide investors, both current and prospective, with the ability to value the two companies based on their distinct business characteristics and make more targeted investment decisions based on those characteristics. Separating the two businesses will provide investors with a more targeted investment opportunity so that investors interested in companies in our business will have the opportunity to acquire stock of Kontoor Brands.

The distribution of our common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. For more information, see “Risk Factors—Risks Relating to the Separation” and “The Separation—Conditions to the Distribution” included elsewhere in this information statement.

Corporate Information

Kontoor Brands was incorporated in North Carolina on November 28, 2018. Kontoor Brands does not currently have any operations, has no assets and is not expected to conduct any operations until the completion of the Restructuring on or prior to the Distribution Date, pursuant to which the Spin Business assets will be contributed to and the Spin Business liabilities will be assumed by Kontoor Brands in accordance with the Separation and Distribution Agreement and other agreements entered into in connection with the Separation. Our principal executive offices are located at 400 N. Elm Street, Greensboro, North Carolina 27401 and our telephone number is 336-332-3400. Our Internet site will be www.kontoorbrands.com. Our website and the information contained therein or connected thereto is not incorporated into this information statement or the registration statement of which it forms a part.

QUESTIONS AND ANSWERS ABOUT THE SEPARATION

Please see “The Separation” for a more detailed description of the matters summarized below.

Q: Why am I receiving this document?

A: You are receiving this document because you are a holder of shares of VF common stock on the record date for the Distribution and, as such, will be entitled to receive shares of Kontoor Brands common stock upon completion of the transactions described in this information statement. We are sending you this document to inform you about the Separation and to provide you with information about Kontoor Brands and its business and operations upon completion of the Separation.

Q: What do I have to do to participate in the Separation?

A: Nothing. You will not be required to pay any cash or deliver any other consideration in order to receive the shares of Kontoor Brands common stock that you will be entitled to receive upon completion of the Separation. In addition, no shareholder approval will be required for the Separation and therefore you are not being asked to provide a proxy with respect to any of your shares of VF common stock in connection with the Separation and you should not send us a proxy.

Q: Why is VF separating the Spin Business from its other businesses?

A: The VF Board of Directors believes separating our business from VF’s other businesses will provide both companies with a number of potential opportunities and benefits, such as enabling (1) the management team of each company to focus on its own strategic priorities with financial targets that best fit its own business and opportunities; (2) each company to allocate resources and deploy capital in a manner consistent with its own priorities; and (3) investors, both current and prospective, to value the two companies based on their distinct business characteristics and make more targeted investment decisions based on those characteristics.

Q: What is Kontoor Brands?

A: Kontoor Brands is a newly formed North Carolina corporation that will hold the Spin Business, directly or indirectly through its subsidiaries, and be publicly traded following the Separation.

Q: How will VF accomplish the Separation of Kontoor Brands?

A: The Separation involves the Restructuring (i.e., the transfer of the assets and liabilities related to the Spin Business to Kontoor Brands or its subsidiaries) and the Distribution (i.e., VF’s distribution to its shareholders of all the shares of Kontoor Brands’ common stock). Following this Restructuring and Distribution, Kontoor Brands will be a publicly traded company independent from VF, and VF will not retain any ownership interest in Kontoor Brands.

Q: What will I receive in the Distribution?

A: At the effective time of the Distribution, you will be entitled to receive one share of Kontoor Brands common stock for every seven shares of VF common stock held by you on the record date.

Q: How does my ownership in VF change as a result of the Separation?

A: Your ownership of VF stock will not be affected by the Separation.

Q: What is the record date for the Distribution?

A: The record date for the Distribution is May 10, 2019, and ownership will be determined as of the close of business on that date. When we refer to the record date in this information statement, we are referring to that time and date.

Q: When will the Distribution occur?

A: The Distribution is expected to occur on May 22, 2019.

Q: As a holder of shares of VF common stock as of the record date for the Distribution, how will shares of Kontoor Brands be distributed to me?

A: At the effective time, we will instruct our transfer agent and distribution agent to make book-entry credits for the shares of Kontoor Brands common stock that you are entitled to receive. Since shares of Kontoor Brands common stock will be in uncertificated book-entry form, you will receive share ownership statements in place of physical share certificates.

Q: What if I hold my shares through a broker, bank or other nominee?

A: VF shareholders who hold their shares through a broker, bank or other nominee will have their brokerage account credited with Kontoor Brands common stock. For additional information, those shareholders should contact their broker or bank directly.

Q: Why is no VF shareholder vote required to approve the Separation and its material terms?

A: VF is incorporated in Pennsylvania. Pennsylvania law does not require a shareholder vote to approve the Separation as long as (i) the Distribution is made in a manner that does not cause VF to be unable to pay its debts in the usual course of its business or (ii) cause the total assets of VF to be less than the sum of its total liabilities.

Q: How will fractional shares be treated in the Distribution?

A: You will not receive fractional shares of Kontoor Brands common stock in the Distribution. The distribution agent will aggregate and sell on the open market the fractional shares of Kontoor Brands common stock that would otherwise be issued in the Distribution, and if you would otherwise be entitled to receive a fractional share of Kontoor Brands common stock in connection with the Distribution, you will instead receive the net cash proceeds of the sale attributable to such fractional share.

Q: What are the U.S. federal income tax consequences to me of the Distribution?

A: A condition to the closing of the Separation is VF’s receipt of an opinion of each of Davis Polk & Wardwell LLP and Ernst & Young LLP (each, a “Tax Adviser”, together the “Tax Advisers”), to the effect that the Distribution will qualify under the Internal Revenue Code of 1986, as amended (the “Code”), as a transaction that is tax-free to VF and to its shareholders. On the basis that the Distribution so qualifies, for U.S. federal income tax purposes, you will not recognize any gain or loss, and no amount will be included in your income in connection with the Distribution, except with respect to any cash received in lieu of fractional shares. You should review the section entitled “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution” for a discussion of the material U.S. federal income tax consequences of the Distribution.

Q: How will I determine the tax basis I will have in my VF shares after the Distribution and the Kontoor Brands shares I receive in the Distribution?

A: Generally, for U.S. federal income tax purposes, your aggregate basis in your shares of VF common stock and the shares of Kontoor Brands common stock you receive in the Distribution (including any fractional shares for which cash is received) will equal the aggregate basis of VF common stock held by you immediately before the Distribution. This aggregate basis should be allocated between your shares of VF common stock and the shares of Kontoor Brands common stock you receive in the Distribution (including any fractional shares for which cash is received) in proportion to the relative fair market value of each immediately following the Distribution. See “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution.”

Q: How will VF’s common stock and Kontoor Brands’ common stock trade after the Separation?

A: There is currently no public market for Kontoor Brands common stock. Kontoor Brands’ common stock has been approved for listing on the NYSE under the ticker symbol “KTB.” VF common stock will continue to trade on the NYSE under the ticker symbol “VFC.”

Q: If I sell my shares of VF common stock before or on the Distribution Date, will I still be entitled to receive Kontoor Brands shares in the Distribution with respect to the sold shares?

A: Beginning on or shortly before the record date and continuing up to and including the Distribution Date, we expect there will be two markets in VF common stock: a “regular-way” market and an “ex-distribution” market. Shares of VF common stock that trade on the “regular-way” market will trade with an entitlement to receive shares of our common stock to be distributed in the Distribution. Shares that trade on the “ex-distribution” market will trade without an entitlement to receive shares of our common stock to be distributed in the Distribution, so that holders who initially sell VF shares ex-distribution will still be entitled to receive shares of Kontoor Brands common stock even though they have sold their shares of VF common stock before the Distribution, because the VF shares were sold after the record date. Therefore, if you owned shares of VF common stock on the record date and sell those shares on the “regular-way” market before the Distribution Date, you will also be selling the right to receive the shares of our common stock that would have been distributed to you in the Distribution. If you own shares of VF common stock as of the close of business on the record date and sell these shares in the “ex-distribution” market on any date up to and including the Distribution Date, you will still receive the shares of our common stock that you would be entitled to receive in respect of your ownership of the shares of VF common stock that you sold. You are encouraged to consult with your financial advisor regarding the specific implications of selling your VF common stock prior to or on the Distribution Date.

Q: Will I receive a stock certificate for Kontoor Brands shares distributed as a result of the Distribution?

A: No. Registered holders of VF common stock who are entitled to participate in the Distribution will receive a book-entry account statement reflecting their ownership of Kontoor Brands common stock. For additional information, registered shareholders in the U.S., Canada or Puerto Rico should contact VF’s transfer agent, Computershare Trust Company, N.A. (“Computershare”), in writing at C/O: Shareholder Services, P.O. Box 505000, Louisville, Kentucky 40233-5000, Toll Free at 1-800-446-2617 or through its website at www.computershare.com/investor. Shareholders from outside the U.S., Canada and Puerto Rico may call 1-781- 575-2725. See “The Separation—When and How You Will Receive the Distribution of Kontoor Brands Shares.”

Q: Can VF decide to cancel the Distribution of the Kontoor Brands common stock even if all the conditions have been met?

A: Yes. VF has the right to terminate, or modify the terms of, the Separation at any time prior to the Distribution, even if all of the conditions to the Distribution are satisfied.

Q: Do I have appraisal rights?

A: No, VF shareholders do not have any appraisal rights in connection with the Separation.

Q: Will Kontoor Brands incur any debt in connection with the Separation?

A: Yes. We intend to enter into new financing arrangements in anticipation of the Separation consisting of a term loan A facility, a term loan B facility (collectively with the term loan A facility, the “term loan facilities”) and a revolving facility. We expect to incur up to $1.05 billion of new debt from the proceeds of the term loan facilities, which we intend to use primarily to, directly or indirectly, fund a cash transfer to members of VF’s group as part of the Restructuring, to pay related fees and expenses and for other general corporate purposes. We expect for our revolving facility to be undrawn at the Separation, provided that it may be used, subject to a cap, as part of the Restructuring and to pay related fees and expenses at the Separation, and otherwise may be used for, among other things, working capital and general corporate purposes. See “The Separation—Incurrence of Debt.”

Following the Separation, our debt obligations could restrict our business and may adversely impact our financial condition, results of operations or cash flows. In addition, our separation from VF’s other businesses may increase the overall cost of debt funding and decrease the overall debt capacity and commercial credit available to the businesses collectively. Also, our business, financial condition, results of operations and cash flows could be harmed by a deterioration of our credit profile or by factors adversely affecting the credit markets generally. See “Risk Factors—Risks Relating to the Separation.”

Q: Does Kontoor Brands intend to pay cash dividends?

A: We intend to pay a quarterly dividend, in cash, at an annual rate initially equal to $2.24 per share of our common stock (representing a quarterly rate initially equal to $0.56 per share). The declaration and amount of any future dividends will be determined by our Board of Directors and will depend on our financial condition, earnings, cash flows, capital requirements, covenants associated with our debt obligations, legal requirements, regulatory constraints, industry practice and any other factors that our Board of Directors deems relevant. See “Dividend Policy.”

Q: Will the Separation affect the trading price of my VF stock?

A: Yes. The trading price of shares of VF common stock immediately following the Distribution is expected to be lower than immediately prior to the Distribution because the trading price will no longer reflect the value of the Spin Business. We cannot provide you with any assurance regarding the price at which the VF shares will trade following the Separation.

Q: What will happen to outstanding VF equity compensation awards?

A: In connection with the Separation, (i) VF equity awards held by individuals who will continue to be employed by or provide services to VF will be adjusted to reflect the difference in the trading price of VF common stock before and after the Distribution, and, if applicable, the trading price of our common stock, (ii) VF options held by retirement eligible individuals who will be transferred to Kontoor Brands will be treated in the same manner as VF equity awards held by individuals who will continue to be employed by or provide services to VF, and (iii) VF equity awards held by individuals who will be transferred to Kontoor Brands will be treated as follows: (a) stock options, restricted share units and other special awards will be converted into equity awards with respect to Kontoor Brands common stock, taking into account the difference in the trading price of VF common stock before and after the Distribution and the trading price of Kontoor Brands common stock following the Separation and (b) performance share unit awards granted in 2017 and 2018 will be pro-rated based on the portion of the performance periods that have elapsed as of the Distribution, with such pro-rated awards remaining as VF equity awards and the remaining portion of such VF awards will be converted into time-vested restricted share units with respect to Kontoor Brands Common Stock for the 2017 grant and performance share unit awards for the 2018 grant with respect to Kontoor Brands stock. VF performance share units granted in 2016 will be settled following the Distribution once the VF Compensation Committee (as defined below) has reviewed and certified VF’s performance metrics. None of the VF outstanding equity awards will be eligible to receive a dividend of Kontoor Brands Common Stock in connection with the Distribution. See “Treatment of Outstanding Equity Compensation Awards.”

Q: What will the relationship between VF and Kontoor Brands be following the Separation?

A: After the Separation, VF will not own any shares of Kontoor Brands common stock, and each of VF and Kontoor Brands will be independent, publicly traded companies with their own management teams and boards of directors. However, in connection with the Separation, we will enter into a number of agreements with VF that, among other things, govern the Separation and allocate responsibilities for obligations arising before and after the Separation, including, among others, obligations relating to our employees, taxes and real and intellectual property. See “The Separation—Agreements with VF.”

Q: Who is the transfer agent for Kontoor Brands common stock?

A: Computershare will be the transfer agent for Kontoor Brands common stock. Computershare’s mailing address is C/O: Shareholder Services, P.O. Box 505000, Louisville, Kentucky 40233-5000 and Computershare’s phone number for shareholders in the U.S., Canada or Puerto Rico is Toll Free 1-800-446-2617 and for shareholders from outside the U.S., Canada and Puerto Rico is 1-781-575-2725.

Q: Who is the distribution agent for the Distribution?

A: Computershare Trust Company, N.A.

Q: Who can I contact for more information?

A: If you have questions relating to the mechanics of the distribution of Kontoor Brands shares, you should contact the distribution agent:

Computershare Trust Company, N.A.

C/O: Shareholder Services

P.O. Box 505000

Louisville, Kentucky 40233-5000

United States

Toll Free: 1-800-446-2617

International:	1-781-575-2879

Before the Separation, if you have questions relating to the transactions described herein, you should contact VF at:

Scott A. Deitz

V.F. Corporation

105 Corporate Center Boulevard

Greensboro, North Carolina 27408

United States

Phone: 336-424-6000

SUMMARY OF THE SEPARATION

The following is a summary of the material terms of the Separation, including the Restructuring, the Distribution and certain other related transactions.

Distributing Company	V.F. Corporation, a Pennsylvania corporation. After the Distribution, VF will not own any shares of Kontoor Brands common stock.

Distributed Company	Kontoor Brands, a North Carolina corporation, is a wholly owned subsidiary of VF and, at the time of the Distribution, will hold, directly or indirectly through its subsidiaries, all of the assets and liabilities of the Spin Business. After the Distribution, Kontoor Brands will be an independent, publicly traded company.

Distributed Company Structure	Kontoor Brands is a holding company. At the time of the Distribution it will own the shares of a number of subsidiaries operating its businesses.

Record Date	The record date for the Distribution is on the close of business on May 10, 2019.

Distribution Date	The Distribution Date is May 22, 2019.

Distributed Securities	VF will distribute 100% of the shares of Kontoor Brands common stock outstanding immediately prior to the Distribution. Based on the approximately 396,479,843 shares of VF common stock (excluding restricted shares) outstanding on April 26, 2019, and applying the distribution ratio of one share of Kontoor Brands common stock for every seven shares of VF common stock, VF will distribute approximately 56,639,978 shares of Kontoor Brands common stock to VF shareholders who hold VF common stock as of the record date.

Distribution Ratio	Each holder of VF common stock will receive one share of Kontoor Brands common stock for every seven shares of VF common stock held as of the close of business on May 10, 2019.

Fractional Shares

VF will not distribute any fractional shares of Kontoor Brands common stock to VF shareholders. Instead, as soon as practicable on or after the Distribution Date, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing prices and distribute the net cash proceeds, net of brokerage fees and commissions, transfer taxes and other costs and after making appropriate deductions of the amounts required to be withheld for U.S. federal income tax purposes, if any, from the sales pro rata to each holder who would otherwise have been entitled to receive a fractional share in the Distribution. The distribution agent will determine when, how, through which broker-dealers and at what prices to sell the aggregated fractional shares. Recipients of cash in lieu of fractional shares will not be entitled to any minimum sale price for the fractional shares or to any interest on the amounts of payments made in lieu of fractional shares. The receipt of cash in lieu of fractional shares generally will be taxable to the recipient shareholders for U.S. federal income tax purposes as described in “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution.”

Distribution Method	Kontoor Brands common stock will be issued only by direct registration in book-entry form. Registration in book-entry form is a method of recording stock ownership when no physical paper share certificates are issued to shareholders, as is the case in this Distribution.

Conditions to the Distribution	The Distribution is subject to the satisfaction or waiver by VF of the following conditions, as well as other conditions described in this information statement in “The Separation—Conditions to the Distribution”:

•

The SEC will have declared effective our registration statement on Form 10, of which this information statement is a part, under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), no stop order suspending the effectiveness of our registration statement on Form 10 will be in effect, and no proceedings for such purpose will have been instituted or threatened by the SEC, and this information statement, or a notice of Internet availability thereof, will have been mailed to the holders of VF common stock as of the record date for the Distribution;

•	Our common stock to be delivered in the Distribution will have been approved for listing on the NYSE, subject to official notice of issuance;

•

VF shall have received opinions of the Tax Advisers, in each case reasonably satisfactory to VF, to the effect that, for U.S. federal income tax purposes, the Distribution, together with certain related transactions, will qualify as a tax-free “reorganization” within the meaning of Section 368(a)(1)(D) of the Code and a tax-free distribution within the meaning of Section 355 of the Code;

•

Any material governmental approvals and consents and any material permits, registrations and consents from third parties, in each case, necessary to effect the distribution and to permit the operations of our business after the distribution date substantially as conducted as of the date of the Separation and Distribution Agreement shall have been obtained; and

•

No event or development will have occurred or exist that, in the judgment of the VF Board of Directors, in its sole and absolute discretion, makes it inadvisable to effect the Separation or other transactions contemplated by the Separation and Distribution

Agreement or by any of the ancillary agreements contemplated by the Separation and Distribution Agreement.

The fulfillment of the conditions to the Distribution will not create any obligations on VF’s part to effect the Separation, and the VF Board of Directors has reserved the right, in its sole discretion, to abandon, modify or change the terms of the Separation, including by accelerating or delaying the timing of the consummation of all or part of the Distribution, at any time prior to the Distribution Date.

Stock Exchange Listing	Our common stock has been approved for listing on the NYSE under the ticker symbol “KTB.”

Dividend Policy	We intend to pay a quarterly dividend, in cash, at an annual rate initially equal to $2.24 per share of our common stock (representing a quarterly rate initially equal to $0.56 per share). The declaration and amount of all future dividends will be determined by our Board of Directors and will depend on our financial condition, earnings, cash flows, capital requirements, covenants associated with our debt obligations, legal requirements, regulatory constraints, industry practice and any other factors that our Board of Directors believes are relevant. For more information, see “Dividend Policy.”

Transfer Agent	Computershare Trust Company, N.A.

U.S. Federal Income Tax Consequences	A condition to the closing of the Separation is VF’s receipt of opinions of the Tax Advisers to the effect that the Distribution will qualify under the Code as a transaction that is tax-free to VF and to its shareholders. You should review the section entitled “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution” for a discussion of the material U.S. federal income tax consequences of the Distribution.

SUMMARY RISK FACTORS

We are subject to a number of risks, including risks related to the Separation, including the Restructuring and the Distribution, and other related transactions. The following list of risk factors is not exhaustive. Please read “Risk Factors” carefully for a more thorough description of these and other risks.

Risks Relating to the Separation

•	We may not realize the anticipated benefits from the Separation, and the Separation could harm our business.

•

We have no history of operating as an independent company, and our historical combined and unaudited pro forma financial information is not necessarily representative of the results that we would have achieved as an independent, publicly traded company and may not be a reliable indicator of our future results.

•	We have historically operated as a business segment of VF, and there are risks associated with our separation from VF.

•	We will incur significant costs to create the corporate infrastructure necessary to operate as an independent public company.

•	The obligations associated with being a public company will require significant resources and management attention.

•	Until the Distribution occurs, VF has sole discretion to change the terms of the Separation in ways that may be unfavorable to us.

•

In connection with the Separation, VF will indemnify us for certain liabilities and we will indemnify VF for certain liabilities. If we are required to act under these indemnities to VF, we may need to divert cash to meet those obligations, which could adversely affect our financial results. Moreover, the VF indemnity may not be sufficient to insure us against the full amount of liabilities for which it will be allocated responsibility, and VF may not be able to satisfy its indemnification obligations to us in the future.

•

Following the Separation, we will have debt obligations that could restrict our business and may adversely impact our financial condition, results of operations or cash flows. In addition, our separation from VF’s other businesses may increase the overall cost of debt funding and decrease the overall debt capacity and commercial credit available to us.

Risks Relating to Our Business

•

Kontoor Brands’ revenues and profits depend on the level of consumer spending for apparel, which is sensitive to global economic conditions and other factors. A decline in consumer spending could have a material adverse effect on Kontoor Brands.

•	The apparel industry is highly competitive, and Kontoor Brands’ success depends on its ability to gauge consumer preferences and product trends, and to respond to constantly changing markets.

•	Kontoor Brands’ results of operations could be materially harmed if we are unable to accurately forecast demand for our products.

•	Kontoor Brands’ business and the success of its products could be harmed if Kontoor Brands is unable to maintain the images of its brands.

•	Kontoor Brands’ profitability may decline as a result of increasing pressure on margins.

•	Kontoor Brands may not succeed in its business strategy.

•

A substantial portion of Kontoor Brands’ revenues and gross profit is derived from a small number of large customers. The loss of any of these customers or the inability of any of these customers to pay us could substantially reduce our revenues and profits.

•

Kontoor Brands relies significantly on information technology. Any inadequacy, interruption, integration failure or security failure of this technology could harm our ability to effectively operate our business.

•	Fluctuations in wage rates and the price, availability and quality of raw materials, including commodity costs, and finished goods could increase costs.

Risks Relating to Our Common Stock

•

Because there has not been any public market for our common stock, the market price and trading volume of our common stock may be volatile and you may not be able to resell your shares at or above the initial market price of our common stock following the Separation.

•	A large number of our shares are or will be eligible for future sale, which may cause the market price of our common stock to decline.

•

Because we do not expect our common stock will be included in the Standard & Poor’s 500 Index, and it may not be included in other stock indices, significant amounts of our common stock will likely need to be sold in the open market where there may not be offsetting demand.

•

Provisions in our amended and restated articles of incorporation and amended and restated bylaws and certain provisions of North Carolina Law (as defined below) could delay or prevent a change in control of Kontoor Brands.

•	Your percentage ownership in Kontoor Brands may be diluted in the future.

RISK FACTORS

You should carefully consider each of the following risks and all of the other information contained in this information statement. Some of these risks relate principally to our separation from VF, while others relate principally to our business and the industry in which we operate or to the securities markets generally and ownership of our common stock. Our business, prospects, results of operations, financial condition or cash flows could be materially and adversely affected by any of these risks, and, as a result, the trading price of our common stock could decline.

Risks Relating to the Separation

We may not realize the anticipated benefits from the Separation, and the Separation could harm our business.

We may not be able to achieve the full strategic and financial benefits expected to result from the Separation, or such benefits may be delayed or not occur at all. The Separation is expected to enhance strategic and management focus, provide a distinct investment identity and allow us to efficiently allocate resources and deploy capital. We may not achieve these and other anticipated benefits for a variety of reasons, including, among others:

•	The Separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our business;

•	Following the Separation, we may be more susceptible to economic downturns and other adverse events than if we were still a part of VF;

•

Following the Separation, our business will be less diversified than VF’s business prior to the Separation; our business will also experience a loss of scale and access to certain financial, managerial and professional resources from which we have benefited in the past; and

•	The other actions required to separate the respective businesses could disrupt our operations.

If we fail to achieve some or all of the benefits expected to result from the Separation, or if such benefits are delayed, our business could be harmed.

We have no history of operating as an independent company, and our historical combined and unaudited pro forma financial information is not necessarily representative of the results that we would have achieved as an independent, publicly traded company and may not be a reliable indicator of our future results.

Our historical combined and unaudited pro forma combined financial information included in this information statement have been derived from VF’s consolidated financial statements and accounting records and are not necessarily indicative of our future results of operations, financial condition or cash flows, nor do they reflect what our results of operations, financial condition or cash flows would have been as an independent public company during the periods presented. In particular, the historical combined financial information included in this information statement is not necessarily indicative of our future results of operations, financial condition or cash flows primarily because of the following factors:

•

Prior to the Separation, our business has been operated by VF as part of its broader corporate organization, rather than as an independent company. VF or one of its affiliates provide support for various corporate functions for us, such as information technology, shared services, medical insurance, procurement, logistics, marketing, human resources, legal, finance and internal audit;

•

Our historical combined financial results reflect the direct, indirect and allocated costs for such services historically provided by VF, and these costs may significantly differ from the comparable expenses we would have incurred as an independent company;

•

Our working capital requirements and capital expenditures historically have been satisfied as part of VF’s corporate-wide cash management and centralized funding programs, and our cost of debt and other capital may significantly differ from that which is reflected in our historical combined financial statements;

•	The historical combined financial information may not fully reflect the costs associated with the Separation, including the costs related to being an independent public company;

•

Our historical combined financial information does not reflect our obligations under the various transitional and other agreements we will enter into with VF in connection with the Separation, though costs under such agreements are expected to be broadly similar to what was charged to the business in the past; and

•

Currently, our business is integrated with that of VF and we benefit from VF’s size and scale in costs, employees and vendor and customer relationships. Thus, costs we will incur as an independent company may significantly exceed comparable costs we would have incurred as part of VF and some of our customer relationships may be weakened or lost.

We based the pro forma adjustments included in this information statement on available information and assumptions that we believe are reasonable and factually supportable; actual results, however, may vary. In addition, our unaudited pro forma combined financial information included in this information statement may not give effect to various ongoing additional costs we may incur in connection with being an independent public company. Accordingly, our unaudited pro forma combined financial statements do not reflect what our results of operations, financial condition or cash flows would have been as an independent public company and are not necessarily indicative of our future financial condition or future results of operations.

Please refer to “Unaudited Pro Forma Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical combined financial statements and the notes to those statements included elsewhere in this information statement.

We have historically operated within VF, and there are risks associated with our separation from VF.

We have historically operated within VF and a number of aspects of our current relationship with VF will change as a result of our separation from VF. For example, following a transition period, we will not be able to use certain VF trademarks in connection with our business, including on our products or promotional materials. In addition, some of our customers, landlords, vendors or other contract counterparties may have contracted with us because we were part of VF, and we may have difficulty marketing our products or obtaining favorable terms in our leases and other contractual arrangements in the future as a result of our separation from VF. As part of our separation from VF, we will also operate the U.S.-based VF Outlet™ business, which carries both of our primary brands as well as VF-branded products and third-party branded merchandise. Following the Separation, certain VF brands or third-party brands may decide to no longer sell products through the VF Outlet™ stores operated by us. Additionally, following a transition period, we will not be able to use the VF trademark in connection with our VF Outlet™ business and will need to either rebrand the business or enter into an arms-length trademark license with VF for the use of the VF trademark. These and other changes could have a material adverse effect on our business and results of operations.

We will incur significant costs to create the corporate infrastructure necessary to operate as an independent public company.

VF currently performs many important corporate functions for us, including internal audit, finance, accounting, tax, human resources, procurement, information technology, supply chain, logistics, distribution, litigation management, real estate, environmental and public affairs. The costs of these services has been allocated to us based on direct usage when identifiable or, when not directly identifiable, on the basis of proportional net revenues, costs of goods sold or square footage, as applicable. Following the Separation, VF will continue to provide some of these services to us on a transitional basis, for a period of up to two years following the Distribution pursuant to a Transition Services Agreement that we will enter into with VF. See “The Separation—Agreements with VF—Transition Services Agreement.” VF may not successfully execute all of these functions during the transition period or we may have to expend significant efforts or costs materially in excess of those estimated under the Transition Services Agreement. Any interruption in these services could have a material adverse effect on our business, results of operations, financial condition and cash flows.

In addition, at the end of this transition period, we will need to perform these functions ourselves or hire third parties to perform these functions on our behalf. The costs associated with performing or outsourcing these functions may exceed the amounts reflected in our historical combined financial statements that were incurred as a business segment of VF. We expect to incur costs beginning in the second quarter of 2019 to establish the necessary infrastructure. A significant increase in the costs of performing or outsourcing these functions could materially and adversely affect our business, results of operations, financial condition and cash flows.

For example, VF will provide warehousing services to us at a facility retained by VF in Kunshan, China, our sole warehouse facility in Asia, for a period of up to 24 months following the Separation. We may have difficulty performing or outsourcing this function in a timely manner, at comparable costs or at all after the transition period. Moreover, certain of the assets, employees and liabilities transferred to us relating to our sole European distribution facility in the Czech Republic, which facility will be retained by VF and leased to us on a transitional basis, will be transferred to us subject to an option in favor of VF to purchase all of the outstanding equity interests of our subsidiary that will hold such assets, employees and liabilities. The option will be exercisable at VF’s sole discretion during the ninety day period following the expiration of our lease to such facility (which has a term of one year subject to a right for us to extend the lease term for an additional two-month period). If VF decides to exercise this option at the end of this 12-14 month period, we may have difficulty performing or outsourcing this function in a timely manner, at comparable costs or at all. Any disruption or interruption in our warehousing and distribution function could have a material adverse effect on our business, results of operations, financial condition and cash flows.

The obligations associated with being a public company will require significant resources and management attention.

Currently, we are not directly subject to the reporting and other requirements of the Exchange Act. Following the effectiveness of the registration statement of which this information statement forms a part, we will be directly subject to such reporting and other obligations under the Exchange Act and the rules of the NYSE. As an independent public company, we are required to, among other things:

•	Prepare and distribute periodic reports, proxy statements and other shareholder communications in compliance with the federal securities laws and NYSE rules;

•	Have our own Board of Directors and committees thereof, which comply with federal securities laws and NYSE rules;

•	Maintain an internal audit function;

•	Institute our own financial reporting and disclosure compliance functions;

•	Establish an investor relations function;

•	Establish internal policies, including those relating to trading in our securities and disclosure controls and procedures; and

•	Comply with the rules and regulations implemented by the SEC, the Sarbanes-Oxley Act, the Dodd-Frank Act, the Public Company Accounting Oversight Board and the NYSE.

These reporting and other obligations will place significant demands on our management and our administrative and operational resources, including accounting resources, and we expect to face increased legal, accounting, administrative and other costs and expenses relating to these demands that we had not incurred as a segment of VF. Our investment in compliance with existing and evolving regulatory requirements will result in increased administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

If we fail to maintain effective internal controls, we may not be able to report our financial results accurately or timely or prevent or detect fraud, which could have a material adverse effect on our business or the market price of our securities.

In accordance with Section 404 of the Sarbanes-Oxley Act, our management will be required to conduct an annual assessment of the effectiveness of our internal control over financial reporting and include a report on these internal controls in the annual reports we will file with the SEC on Form 10-K. Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal controls until the year following the first annual report required to be filed with the SEC. When required, this process will require significant documentation of policies, procedures and systems, review of that documentation by our internal auditing and accounting staff and our outside independent registered public accounting firm, and testing of our internal controls over financial reporting by our internal auditing and accounting staff and our outside independent registered public accounting firm. This process will involve considerable time and attention, may strain our internal resources, and will increase our operating costs. We may experience higher than anticipated operating expenses and outside auditor fees during the implementation of these changes and thereafter. If management or our independent registered public accounting firm determines that our internal control over financial reporting is not effective, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by the NYSE, the SEC or other regulatory authorities, which could require additional financial and management resources. In addition, if our controls are not effective, our ability to accurately and timely report our financial position could be impaired, which could result in late filings of our annual and quarterly reports under the Exchange Act, restatements of our combined financial statements, a decline in our stock price, suspension or delisting of our common stock from the NYSE, and could have a material adverse effect on our business, financial condition, prospects and results of operations.

Until the Distribution occurs, VF has sole discretion to change the terms of the Separation in ways that may be unfavorable to us.

Until the Distribution occurs, Kontoor Brands’ business will be a business segment of VF. Completion of the Separation remains subject to the satisfaction or waiver of certain conditions, some of which are in the sole and absolute discretion of VF, including final approval by the VF Board of Directors. Additionally, VF has the sole and absolute discretion to change certain terms of the Separation, including the amount of any cash transfer we make to VF, the amount of our indebtedness and the allocation of contingent liabilities, which changes could be unfavorable to us. In addition, VF may decide at any time prior to the completion of the Separation not to proceed with the Separation.

In connection with the Separation, VF will indemnify us for certain liabilities and we will indemnify VF for certain liabilities. If we are required to act under these indemnities to VF, we may need to divert cash to meet those obligations, which could adversely affect our financial results. Moreover, the VF indemnity may not be sufficient to insure us against the full amount of liabilities for which it will be allocated responsibility, and VF may not be able to satisfy its indemnification obligations to us in the future.

Pursuant to the Separation and Distribution Agreement and other agreements with VF, VF will agree to indemnify us for certain liabilities, and we will agree to indemnify VF for certain liabilities, as discussed further in “The Separation—Agreements with VF.” Payments that we may be required to provide under indemnities to VF are not subject to any cap, may be significant and could negatively affect our business, particularly under indemnities relating to our actions that could affect the tax-free nature of the Separation. Third parties could also seek to hold us responsible for the liabilities that VF has agreed to retain, and under certain circumstances, we may be subject to continuing contingent liabilities of VF following the Separation that arise relating to the operations of the Spin Business during the time that it was a business segment of VF prior to the Separation, such as certain tax liabilities which relate to periods during which taxes of the Spin Business were reported as a part of VF; liabilities retained by VF which relate to contracts or other obligations entered into jointly by the Spin Business and VF’s retained business; pension and other post-employment liabilities, including unfunded liabilities, that apply to VF, including the Spin Business; environmental liabilities related to sites at which both VF and the Spin Business operated; and liabilities arising from third-party claims in respect of contracts in which both VF and the Spin Business supply goods or provide services.

VF has agreed to indemnify us for certain of such contingent liabilities. While we have no reason to expect that VF will not be able to support its indemnification obligations to us, we can provide no assurance that VF will be able to fully satisfy its indemnification obligations or that such indemnity obligations will be sufficient to cover our liabilities for matters which VF has agreed to retain, including such contingent liabilities. Moreover, even if we ultimately succeed in recovering from VF any amounts for which we are indemnified, we may be temporarily required to bear these losses ourselves. Each of these risks could have a material adverse effect on our business, results of operations and financial condition.

After the Separation, we will only have limited access to the insurance policies maintained by VF for events occurring prior to the Separation and VF’s insurers may deny coverage to us under such policies. Furthermore, there can be no assurance that we will be able to obtain insurance coverage following the Separation on terms that justify its purchase, and any such insurance may not be adequate to offset costs associated with certain events.

In connection with the Separation, we will enter into agreements with VF to address several matters associated with the Separation, including insurance coverage. The Separation and Distribution Agreement will provide that following the Distribution, Kontoor Brands will no longer have insurance coverage under VF insurance policies in connection with events occurring before, as of or after the Distribution, other than coverage for (i) events occurring prior to the Distribution and covered by occurrence-based policies of VF as in effect as of the Distribution and (ii) events or acts occurring prior to the Distribution and covered by claims-made policies of VF as in effect as of the Distribution. However, after the Separation, VF’s insurers may deny coverage to us for losses associated with occurrences prior to the Separation. Accordingly, we may be required to temporarily or permanently bear the costs of such lost coverage. In addition, we will have to obtain our own insurance policies after the Distribution is complete. Although we expect to have insurance policies in place as of the Distribution that cover certain, but not all, hazards that could arise from our operations, we can provide no assurance that we will be able to obtain such coverage, that the cost of such coverage will be similar to those incurred by VF or that such coverage will be adequate to protect us from costs incurred with certain events. Claims for losses associated with occurrences prior to the Separation may result in a substantial increase in our insurance premiums as of the Distribution. The occurrence of an event that is not insured or not fully insured could have a material adverse effect on our results of operations, financial condition and cash flows in the future. See “The Separation—Agreements with VF.”

Following the Separation, we will have debt obligations that could restrict our business and adversely impact our results of operations, financial condition or cash flows. In addition, the Separation of our business from VF may increase the overall cost of debt funding and decrease the overall debt capacity and commercial credit available to us.

In connection with the Separation, we expect to incur up to $1.05 billion of new debt from the proceeds of the term loan facilities, which we intend to use primarily to, directly or indirectly, fund a cash transfer to members of VF’s group as part of the Restructuring, to pay related fees and expenses and for other general corporate purposes. We expect for our revolving facility to be undrawn at the Separation, provided that it may be used, subject to a cap, as part of the Restructuring and to pay related fees and expenses at the Separation, and otherwise may be used for, among other things, working capital and general corporate purposes. This level of debt could have significant consequences on our future operations, including:

•	Making it more difficult for us to meet our payment and other obligations under our outstanding debt;

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Resulting in an event of default if we fail to comply with the financial and other restrictive covenants contained in our debt agreements, which could result in all of our debt becoming immediately due and payable;

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Reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes, and limiting our ability to obtain additional financing for these purposes;

•	Limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, the industry in which we operate and the general economy; and

•	Placing us at a competitive disadvantage compared to our competitors that have less debt or are less leveraged.

Any of the above-listed factors could have a material adverse effect on our business, financial condition and results of operations. We may also incur substantial additional indebtedness in the future.

In addition, any future indenture or credit agreements that we may enter into may include restrictive covenants that, subject to certain exceptions and qualifications, restrict or limit our ability and the ability of our restricted subsidiaries to, among other things, incur additional indebtedness, pay dividends, make certain investments, sell certain assets and enter into certain strategic transactions, including mergers and acquisitions. These covenants and restrictions could affect our ability to operate our business, and may limit our ability to react to market conditions or take advantage of potential business opportunities as they arise.

Our separation from VF may increase the overall cost of debt funding and decrease the overall debt capacity and commercial credit available to us.

Transfer or assignment to us of some contracts and other assets will require the consent of a third-party. If such consent is not given, we may not be entitled to the benefit of such contracts, investments and other assets in the future.

Transfer or assignment of some of the contracts and other assets in connection with the Separation will require the consent of a third-party to the transfer or assignment. Similarly, in some circumstances, we are joint beneficiaries of contracts, and we will need to enter into a new agreement with the third-party to replicate the existing contract or assign the portion of the existing contract related to our business. While we anticipate that most of these contract assignments and new agreements will be obtained prior to the Separation, we may not be able to obtain all required consents or enter into all such new agreements, as applicable, until after the Distribution Date. Some parties may use the requirement of a consent to seek more favorable contractual terms from us, which could include our having to obtain letters of credit or other forms of credit support. If we are unable to obtain such consents or such credit support on commercially reasonable and satisfactory terms, we may be unable to obtain some of the benefits, assets and contractual commitments that are intended to be allocated to us as part of the Separation. In addition, where we do not intend to obtain consent from third-party counterparties based on our belief that no consent is required, the third-party counterparties may challenge the transaction on the basis that the terms of the applicable commercial arrangements require their consent. We may incur substantial litigation and other costs in connection with any such claims and, if we do not prevail, our ability to use these assets could be adversely impacted.

Although we do not believe that any of the contracts or other assets requiring consent to transfer or the contracts requiring a new agreement are individually material to the Spin Business, we cannot provide assurance that all such required third-party consents and new agreements will be procured or put in place, as applicable, prior to the Distribution Date. Consequently, we may not realize certain of the benefits that are intended to be allocated to us as part of the Separation.

After the Separation, some of our directors and officers may have actual or potential conflicts of interest because of their equity ownership in VF.

Because of their current or former positions with VF, following the Separation, some of our directors and executive officers may own shares of VF common stock or have options to acquire shares of VF common stock, and the individual holdings may be significant for some of these individuals compared to their total assets. This ownership may create, or may create the appearance of, conflicts of interest when these directors and officers are faced with decisions that could have different implications for VF or us. For example, potential conflicts of interest could arise in connection with the resolution of any dispute that may arise between VF and us regarding the terms of the agreements governing the Separation and the relationship thereafter between the companies.

The combined post-Distribution value of VF and Kontoor Brands shares may not equal or exceed the pre-Distribution value of VF shares.

After the Separation, we expect that VF common stock will continue to be traded on the NYSE. Our common stock has been approved for listing on the NYSE. We cannot assure you that the combined trading prices of VF common stock and our common stock after the Separation, as adjusted for any changes in the combined capitalization of both companies, will be equal to or greater than the trading price of VF common stock prior to the Separation. Until the market has fully evaluated the business of VF without our business and potentially thereafter, the price at which VF common stock trades may fluctuate significantly. Similarly, until the market has fully evaluated our business and potentially thereafter, the price at which our common stock trades may fluctuate significantly.

We potentially could have received better terms from unaffiliated third parties than the terms we received in our agreements with VF.

The agreements we entered into with VF in connection with the Separation were negotiated while we were still part of VF’s business. See “The Separation—Agreements with VF.” Accordingly, during the period in which the terms of those agreements will have been negotiated, we did not have an independent Board of Directors or a management team independent of VF. The terms of the agreements negotiated in the context of the Separation relate to, among other things, the allocation of assets, intellectual property, liabilities, rights and other obligations between VF and us, and arm’s-length negotiations between VF and an unaffiliated third-party in another form of transaction, such as a buyer in a sale of a business transaction, may have resulted in more favorable terms to the unaffiliated third-party. For example, we have agreed to license back to a subsidiary of VF, on a royalty-free basis, all of the intellectual property (other than trademarks) transferred to us in connection with the Separation for use throughout VF’s business, even if such intellectual property is not currently used in VF’s business, and this intellectual property may be used to compete against us in the future.

If the Restructuring and Distribution, together with certain related transactions, do not qualify as transactions that are tax-free for U.S. federal income tax purposes or non-U.S. tax purposes, VF and/or holders of VF common stock could be subject to significant tax liability.

It is intended that the Distribution, together with certain related transactions, will qualify as a tax-free “reorganization” within the meaning of Section 368(a)(1)(D) of the Code and a tax-free distribution within the meaning of Section 355 of the Code. The consummation of the Separation and the related transactions is conditioned upon the receipt of opinions of the Tax Advisers to the effect that such transactions will qualify for this intended tax treatment. In addition, it is intended that the Restructuring steps will qualify as transactions that are tax-free for U.S. federal income tax and applicable non-U.S. tax purposes. The opinions will rely on certain representations, assumptions and undertakings, including those relating to the past and future conduct of our business, and the opinions would not be valid if such representations, assumptions and undertakings were incorrect. Notwithstanding the opinions, the IRS could determine that the Distribution should be treated as a taxable transaction for U.S. federal income tax purposes if it determines that any of the representations, assumptions or undertakings that were relied on for the opinions are false or have been violated, if it disagrees with the conclusions in the opinions, or for other reasons, including as a result of significant changes in the stock ownership of VF or us after the Distribution. For more information regarding the opinions see “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution—Tax Opinions.”

If the Restructuring and Distribution fail to qualify for tax-free treatment, for any reason, VF and/or holders of VF common stock would be subject to substantial U.S. and/or applicable non-U.S. taxes as a result of the Restructuring, Distribution and certain related transactions, and we could incur significant liabilities under applicable law or as a result of the Tax Matters Agreement. See “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution.”

If the Distribution is taxable to VF as a result of a breach by us of any covenant or representation made by us in the Tax Matters Agreement (as defined below), we will generally be required to indemnify VF; the obligation to make a payment on this indemnification obligation could have a material adverse effect on us.

As described above, it is intended that the Distribution, together with certain related transactions, will qualify as tax-free transactions to VF and to holders of VF common stock, except with respect to any cash received in lieu of fractional shares. If the Distribution and/or related transactions are not so treated or are taxable to VF (see “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution”) due to a breach by us (or any of our subsidiaries) of any covenant or representation made by us in the Tax Matters Agreement, we will generally be required to indemnify VF for all tax-related losses suffered by VF. In addition, we will not control the resolution of any tax contest relating to taxes suffered by VF in connection with the Separation, and we may not control the resolution of tax contests relating to any other taxes for which we may ultimately have an indemnity obligation under the Tax Matters Agreement. In the event that VF suffers tax-related losses in connection with the Separation that must be indemnified by us under the Tax Matters Agreement, the indemnification liability could have a material adverse effect on us.

We will be subject to significant restrictions on our actions following the Separation in order to avoid triggering significant tax-related liabilities.

The Tax Matters Agreement generally will prohibit us from taking certain actions that could cause the Distribution and certain related transactions to fail to qualify as tax-free transactions, including:

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During the two-year period following the Distribution Date (or otherwise pursuant to a “plan” within the meaning of Section 355(e) of the Code), we may not cause or permit certain business combinations or transactions to occur;

•	During the two-year period following the Distribution Date, we may not discontinue the active conduct of our business (within the meaning of Section 355(b)(2) of the Code);

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During the two-year period following the Distribution Date, we may not sell or otherwise issue our common stock, other than pursuant to issuances that satisfy certain regulatory safe harbors set forth in Treasury regulations related to stock issued to employees and retirement plans;

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During the two-year period following the Distribution Date, we may not redeem or otherwise acquire any of our common stock, other than pursuant to open-market repurchases of less than 20% of our common stock (in the aggregate);

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During the two-year period following the Distribution Date, we may not amend our articles of incorporation (or other organizational documents) or take any other action, whether through a shareholder vote or otherwise, affecting the voting rights of our common stock; and

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More generally, we may not take any action that could reasonably be expected to cause the Separation and certain related transactions to fail to qualify as tax-free transactions for U.S. federal income tax purposes or for non-U.S. tax purposes.

If we take any of the actions above and such actions result in tax-related losses to VF, we generally will be required to indemnify VF for such tax-related losses under the Tax Matters Agreement. See “The Separation—

Agreements with VF—Tax Matters Agreement.” Due to these restrictions and indemnification obligations under the Tax Matters Agreement, we may be limited in our ability to pursue strategic transactions, equity or convertible debt financings or other transactions that may otherwise be in our best interests. Also, our potential indemnity obligation to VF might discourage, delay or prevent a change of control that our shareholders may consider favorable.

Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following the Separation.

Prior to the Separation, our financial results were included within the consolidated results of VF, and we were not directly subject to reporting and other requirements of the Exchange Act. These and other obligations will place significant demands on our management, administrative, and operational resources, including accounting and information technology resources. To comply with these requirements, we anticipate that we will need to duplicate information technology infrastructure, implement additional financial and management controls, reporting systems and procedures and hire additional accounting, finance, tax, treasury and information technology staff. If we are unable to do this in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies could be impaired and our business could be harmed.

The relocation of our Lee® headquarters from Kansas City to Greensboro could adversely affect our operations, operating results and financial condition, as we may experience disruptions to our business and incur additional costs in connection with the relocation.

The process of moving our Lee® headquarters from Kansas City to Greensboro as part of the Separation is inherently complex and not part of our day-to-day operations. The relocation process could cause significant disruption to our operations, cause the temporary diversion of management resources and result in the loss of key employees who have substantial experience and expertise in our business, all of which could have a material adverse effect on our operations, operating results and financial condition. The need to replace personnel who do not relocate, train new employees and transition operating knowledge may cause disruptions in our business. While we have implemented a transition plan to provide for the move of our Lee® headquarters, we may encounter difficulties retaining employees who elect to transfer and attracting new talent in the Greensboro area to replace our employees who are unwilling to relocate. We may also experience difficulties in retaining employees who will remain in Kansas City during the transition period and who we are relying on to facilitate the transition of operating knowledge. In addition, we may incur additional costs for duplication in staff as we effect the transition. We can give no assurance that the relocation will be completed as planned or within the expected time frame. In addition, the relocation may involve significant additional costs to us and the expected benefits of the move may not be fully realized due to associated disruption to our operations and personnel.

Risks Relating to Our Business

Our revenues and profits depend on the level of consumer spending for apparel, which is sensitive to global economic conditions and other factors. A decline in consumer spending could have a material adverse effect on us.

The success of our business depends on consumer spending on apparel, and there are a number of factors that influence consumer spending, including actual and perceived economic conditions, disposable consumer income, interest rates, consumer credit availability, unemployment, stock market performance, weather conditions, energy prices, consumer discretionary spending patterns and tax rates in the international, national, regional and local markets where our products are sold. The current global economic environment is unpredictable, and adverse economic trends or other factors could negatively impact the level of consumer spending, which could have a material adverse impact on us.

The apparel industry is highly competitive, and our success depends on our ability to gauge consumer preferences and product trends, and to respond to constantly changing markets.

We compete with numerous apparel brands and manufacturers. Competition is generally based upon brand name recognition, price, design, product quality, selection, service and purchasing convenience. Some of our competitors are larger and have more resources than us in some product categories and regions. In addition, we compete directly with the private label brands of our wholesale customers. Our ability to compete within the apparel industry depends on our ability to:

•	Anticipate and respond to changing consumer preferences and product trends in a timely manner;

•	Develop attractive, innovative and high-quality products that meet consumer needs;

•	Maintain strong brand recognition;

•	Price products appropriately;

•	Provide best-in-class marketing support and intelligence;

•	Ensure product availability and optimize supply chain efficiencies;

•	Obtain sufficient retail store space and effectively present our products at retail;

•	Produce or procure quality products on a consistent basis; and

•	Adapt to a more digitally driven consumer landscape.

Failure to compete effectively or to keep pace with rapidly changing consumer preferences, markets and product trends could have a material adverse effect on our business, financial condition and results of operations. Moreover, there are significant shifts underway in the wholesale and retail (e-commerce and retail store) channels. We may not be able to manage our brands within and across channels sufficiently, which could have a material adverse effect on our business, financial condition and results of operations.

Our results of operations could be materially harmed if we are unable to accurately forecast demand for our products.

There can be no assurance that we will be able to successfully anticipate changing consumer preferences and product trends or economic conditions, and, as a result, we may not successfully manage inventory levels to meet our future order requirements. We often schedule internal production and place orders for products with independent manufacturers before our customers’ orders are firm. If we fail to accurately forecast consumer demand, we may experience excess inventory levels or a shortage of product required to meet the demand. Inventory levels in excess of consumer demand may result in inventory write-downs, the sale of excess inventory at discounted prices or excess inventory held by our wholesale customers, which could have a negative impact on future sales, an adverse effect on the image and reputation of our brands and negatively impact profitability. On the other hand, if we underestimate demand for our products, our manufacturing facilities or third-party manufacturers may not be able to produce products to meet consumer requirements, and this could result in delays in the shipment of products and lost revenues, as well as damage to our reputation and relationships. These risks could have a material adverse effect on our brand image as well as our results of operations and financial condition.

Our business and the success of our products could be harmed if we are unable to maintain the images of our brands.

Our success to date has been due in large part to the growth of our brands’ images and our customers’ connection to our brands. If we are unable to timely and appropriately respond to changing consumer demand, the names and images of our brands may be impaired. Even if we react appropriately to changes in consumer preferences, consumers may consider our brands’ images to be outdated or associate our brands with styles that are no longer popular. In addition, brand value is based in part on consumer perceptions on a variety of qualities, including merchandise quality and corporate integrity. Negative claims or publicity regarding us, our brands or our products could adversely affect our reputation and sales regardless of whether such claims are accurate. Social media, which accelerates the dissemination of information, can increase the challenges of responding to negative claims. In the past, many apparel companies have experienced periods of rapid growth in sales and earnings followed by periods of declining sales and losses. Our businesses may be similarly affected in the future. In addition, we have sponsorship contracts with a number of athletes, musicians and celebrities and feature those individuals in our advertising and marketing efforts. Actions taken by those individuals associated with our products could harm their reputations, which could adversely affect the images of our brands.

If we are unsuccessful in establishing effective advertising, marketing and promotional programs, our sales could be negatively affected.

Inadequate or ineffective advertising could inhibit our ability to maintain brand relevance and drive increased sales. Additionally, if our competitors increase their spending on advertising and promotions, if our advertising, media or marketing expenses increase, or if our advertising and promotions become less effective than those of our competitors, we could experience a material adverse effect on our business, results of operations and financial condition.

Our profitability may decline as a result of increasing pressure on margins.

The apparel industry is subject to significant pricing pressure caused by many factors, including intense competition, consolidation in the retail industry, rising commodity and conversion costs, pressure from retailers to reduce the costs of products, changes in consumer demand and shifts to online shopping and purchasing. Customers may increasingly seek markdown allowances, incentives and other forms of economic support. If these factors cause us to reduce our sales prices to retailers and consumers, and we fail to sufficiently reduce our product costs or operating expenses, our profitability will decline. This could have a material adverse effect on our results of operations, liquidity and financial condition.

We may not succeed in our business strategy.

One of our key strategic objectives is growth. We seek to grow organically and potentially, in the future, through acquisitions. We seek to grow by expanding our share with winning customers; stretching brands to new regions, channels, and categories; managing costs; leveraging our supply chain across Kontoor Brands; and expanding our direct-to-consumer business with emphasis on our e-commerce business. However, we may not be able to grow our existing businesses. For example:

•	We may not be able to transform our model to be more consumer- and retail-centric.

•	We may not be able to expand our market share with winning customers, or our wholesale customers may encounter financial difficulties and thus reduce their purchases of our products.

•	We may not be able to expand our brands in Asia or other geographies, transform our business in certain regions or achieve the expected results from our supply chain initiatives.

•	We may not be able to successfully integrate our Wrangler® and Lee® brand platforms or achieve the expected growth, cost savings or synergies from such integration.

•	We may have difficulty recruiting, developing or retaining qualified employees.

•	We may not be able to achieve our direct-to-consumer expansion goals and manage our growth effectively.

•	We may not be able to offset rising commodity or conversion costs in our product costs with pricing actions or efficiency improvements.

•	We may not be able to successfully implement costs savings initiatives at the levels that we anticipate or at all.

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We may have difficulty completing potential acquisitions or dispositions, and we may not be able to successfully integrate a newly acquired business or achieve the expected growth, cost savings or synergies from such integration.

Failure to implement our strategic objectives may have a material adverse effect on our business.

A substantial portion of our revenues and gross profit is derived from a small number of large customers. The loss of any of these customers or the inability of any of these customers to pay us could substantially reduce our revenues and profits.

A few of our customers account for a significant portion of revenues. Sales to our ten largest customers were 53% of total revenues in 2018, and our top customer, Walmart Inc. (“Walmart”), accounted for 32%, 33% and 33% of our total net revenues in 2018, 2017 and 2016, respectively. We expect that these customers will continue to represent a significant portion of our net sales in the future. Sales to our customers are generally on a purchase order basis and not subject to long-term agreements. A decision by any of our major customers to significantly decrease the volume of products purchased from us could substantially reduce revenues and have a material adverse effect on our financial condition and results of operations. Our larger customers generally have the scale to develop supply chains that permit them to change their buying patterns, or develop and market their own private label and other economy brands that compete with some of our products. This ability also makes it easier for them to resist our efforts to increase prices, reduce inventory levels and, potentially, de-list our products. Many of our largest customers have already developed significant private label brands under which they design and market apparel and accessories that compete directly with our products. These retailers have assumed an increasing degree of inventory risk in their private label products and, as a result, may first cancel advance orders with us in order to manage their own inventory levels downward during periods of unseasonable weather or weak economic cycles. In addition, if any of our customers devote less selling space to apparel products, our sales to those customers could be reduced even if we maintain our share of their apparel business. Any such reduction in apparel selling space could result in lower sales and our business, results of operations, financial condition and cash flows may be adversely affected.

We rely significantly on information technology. Any inadequacy, interruption, integration failure or security failure of this technology could harm our ability to effectively operate our business.

Our ability to effectively manage and operate our business depends significantly on information technology systems. We rely heavily on information technology to track sales and inventory and manage our supply chain. We are also dependent on information technology, including the Internet, for our direct-to-consumer sales, including our e-commerce operations and retail business credit card transaction authorization. We expect to upgrade or replace many of these systems. Despite our preventative efforts, our systems and those of our third-party service providers may be vulnerable to damage, failure or interruption due to viruses, data security incidents, technical malfunctions, natural disasters or other causes, or in connection with upgrades to our systems or the implementation of new systems. The failure of these systems to operate effectively, problems with transitioning to upgraded or replacement systems, difficulty in integrating new systems or systems of acquired businesses or a breach in security of these systems could adversely impact the operations of our business, including management of inventory, ordering and replenishment of products, manufacturing and distribution of products, e-commerce operations, retail business credit card transaction authorization and processing, corporate email communications and our interaction with the public on social media.

We are subject to data security and privacy risks that could negatively affect our business operations, results of operations or reputation.

In the normal course of business, we often collect, retain and transmit certain sensitive and confidential customer information, including credit card information, over public networks. There is a significant concern by consumers and employees over the security of personal information transmitted over the Internet, identity theft and user privacy. Data security attacks are increasingly sophisticated, and if unauthorized parties gain access to our networks or databases, or those of our third-party service providers, they may be able to steal, publish, delete or modify our private and sensitive information, including credit card information and personal information. Despite the security measures we currently have in place, our facilities and systems and those of our third-party service providers may be vulnerable to, and unable to anticipate or detect, data security breaches and data loss. In addition, employees may intentionally or inadvertently cause data security breaches that result in the unauthorized release of personal or confidential information. We and our customers could suffer harm if valuable business data or employee, customer and other proprietary information were corrupted, lost or accessed or misappropriated by third parties due to a security failure in our systems or one of our third-party service providers. It could require significant expenditures to remediate any such failure or breach, severely damage our reputation and our relationships with customers, result in unwanted media attention and lost sales and expose us to risks of litigation and liability. In addition, as a result of recent security breaches at a number of prominent retailers, the media and public scrutiny of information security and privacy has become more intense and the regulatory environment has become increasingly uncertain, rigorous and complex. As a result, we may incur significant costs to comply with laws regarding the protection and unauthorized disclosure of personal information and we may not be able to comply with new regulations such as the General Data Protection Regulation in the European Union. Any failure to comply with the laws and regulations surrounding the protection of personal information could subject us to legal and reputational risks, including significant fines for non-compliance, any of which could have a negative impact on revenues and profits.

Our business is exposed to the risks of foreign currency exchange rate fluctuations. Our hedging strategies may not be effective in mitigating those risks.

A percentage of our total revenues (approximately 27% in 2018) is derived from markets outside the U.S. Our international businesses operate in functional currencies other than the U.S. dollar. Changes in currency exchange rates affect the U.S. dollar value of the foreign currency-denominated amounts at which our international businesses purchase products, incur costs or sell products. In addition, for our U.S.-based businesses, the majority of products are sourced from independent contractors or our manufacturing facilities located in foreign countries. As a result, the costs of these products are affected by changes in the value of the relevant currencies. Furthermore, much of our licensing revenue is derived from sales in foreign currencies. Changes in foreign currency exchange rates could have an adverse impact on our financial condition, results of operations and cash flows.

In accordance with our operating practices, we plan to hedge a significant portion of our foreign currency transaction exposures arising in the ordinary course of business to reduce risks in our cash flows and earnings. Our hedging strategy may not be effective in reducing all risks, and no hedging strategy can completely insulate us from foreign exchange risk.

Further, our use of derivative financial instruments may expose us to counterparty risks. Although we plan to enter only into hedging contracts with counterparties having investment grade credit ratings, it is possible that the credit quality of a counterparty could be downgraded or a counterparty could default on its obligations, which could have a material adverse impact on our financial condition, results of operations and cash flows.

Our operations and earnings may be affected by legal, regulatory, political and economic risks.

Our ability to maintain the current level of operations in our existing markets and to capitalize on growth in existing and new markets is subject to legal, regulatory, political and economic risks. These include the burdens of complying with U.S. and international laws and regulations, unexpected changes in regulatory requirements, tariffs or other trade barriers and the economic uncertainty associated with the pending exit of the United Kingdom from the European Union (“Brexit”) or any other similar referendums that may be held.

A significant portion of our 2018 net income was earned in jurisdictions outside the U.S. and most of our goods are manufactured outside the U.S. We are exposed to risks of changes in U.S. policy for companies having business operations and manufacturing products outside the U.S. We cannot predict any changes to U.S. participation in or renegotiations of certain trade agreements or whether quotas, duties, taxes, exchange controls or other restrictions will be imposed by the U.S., the European Union or other countries on the import or export of our products, or what effect any of these actions would have on our business, financial condition or results of operations. Changes in regulatory, geopolitical policies and other factors may adversely affect our business or may require us to modify our current business practices. While enactment of any such change is not certain, if such changes were adopted, our costs could increase, which would reduce our earnings.

Changes in tax laws could increase our worldwide tax rate and materially affect our financial position and results of operations.

We are subject to taxation in the U.S. and numerous foreign jurisdictions. On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Act, which includes a broad range of tax reform proposals affecting businesses, including a reduction in the U.S. federal corporate tax rate from 35% to 21%, a one-time mandatory deemed repatriation tax on earnings of certain foreign subsidiaries that were previously tax-deferred, and a new minimum tax on certain foreign earnings. The Tax Act significantly impacts our effective tax rate for 2017 as a result of the deemed repatriation tax, and may impact several other elements of our operating model. Certain additional provisions of the Tax Act, such as a minimum tax on foreign earnings, also apply to Kontoor Brands and, as a result, could increase our effective tax rate. Taxes due over a period of time as a result of the new tax law could be accelerated upon certain triggering events, including failure to pay such taxes when due. The new law makes broad and complex changes to the U.S. tax code and we expect to see future regulatory, administrative or legislative guidance. To the extent any future guidance differs from our preliminary interpretation of the law, it could have a material effect on our financial position and results of operations.

In addition, many countries in the European Union and around the globe have adopted and/or proposed changes to current tax laws. Further, organizations such as the Organisation for Economic Co-operation and Development have published action plans that, if adopted by countries where we do business, could increase our tax obligations in these countries. Due to the large scale of our U.S. and international business activities, many of these enacted and proposed changes to the taxation of our activities could increase our worldwide effective tax rate and harm our financial position and results of operations.

We may have additional tax liabilities.

As a global company, we determine our income tax liability in various tax jurisdictions based on an analysis and interpretation of local tax laws and regulations. This analysis requires a significant amount of judgment and estimation and is often based on various assumptions about the future actions of the local tax authorities. These determinations are the subject of periodic U.S. and international tax audits. Although we accrue for uncertain tax positions, our accrual may be insufficient to satisfy unfavorable findings. Unfavorable audit findings and tax rulings may result in payment of taxes, fines and penalties for prior periods and higher tax rates in future periods, which may have a material adverse effect on our financial condition, results of operations or cash flows.

Our balance sheet includes intangible assets and goodwill. A decline in the fair value of an intangible asset or of a business unit could result in an asset impairment charge, which would be recorded as an operating expense in our combined statement of income and could be material.

Our policy is to evaluate indefinite-lived intangible assets and goodwill for possible impairment as of the beginning of the fourth quarter of each year, or whenever events or changes in circumstances indicate that the fair value of such assets may be below their carrying amount. In addition, intangible assets that are being amortized are tested for impairment whenever events or circumstances indicate that their carrying value may not be recoverable. For these impairment tests, we use various valuation methods to estimate the fair value of our business units and intangible assets. If the fair value of an asset is less than its carrying value, we would recognize an impairment charge for the difference.

It is possible that we could have an impairment charge for goodwill or trademark and trade name intangible assets in future periods if (i) overall economic conditions in 2018 or future years vary from our current assumptions, (ii) business conditions or our strategies for a specific business unit or brand change from our current assumptions, (iii) investors require higher rates of return on equity investments in the marketplace or (iv) enterprise values of comparable publicly traded companies, or of actual sales transactions of comparable companies, were to decline, resulting in lower comparable multiples of revenues and earnings before interest, taxes, depreciation and amortization and, accordingly, lower implied values of goodwill and intangible assets. A future impairment charge for goodwill or intangible assets could have a material effect on our consolidated financial position or results of operations.

We use third-party suppliers and manufacturing facilities worldwide for a substantial portion of our raw materials and finished products, which poses risks to our business operations.

During 2018, approximately 62% of our units were purchased from independent manufacturers primarily located in Asia, with substantially all of the remainder produced by Kontoor Brands-owned and -operated manufacturing facilities located in Mexico and Central America. Any of the following could impact our ability to produce or deliver our products, or our cost of producing or delivering products and, as a result, our profitability:

•	Political or labor instability in countries where our facilities, contractors and suppliers are located;

•	Changes in local economic conditions in countries where our facilities, contractors, and suppliers are located;

•	Political or military conflict could cause a delay in the transportation of raw materials and products to us and an increase in transportation costs;

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Disruption at domestic and foreign ports of entry, such as the West Coast dockworkers labor dispute that disrupted international trade at seaports, could cause delays in product availability and increase transportation times and costs;

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Heightened terrorism security concerns could subject imported or exported goods to additional, more frequent or more lengthy inspections, leading to delays in deliveries or impoundment of goods for extended periods;

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Decreased scrutiny by customs officials for counterfeit goods, leading to more counterfeit goods and reduced sales of our products, increased costs for our anti-counterfeiting measures and damage to the reputation of our brands;

•	Disruptions at suppliers and manufacturing or distribution facilities caused by natural and man-made disasters;

•	Disease epidemics and health-related concerns could result in closed factories, reduced workforces, scarcity of raw materials and scrutiny or embargo of our goods produced in infected areas;

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Imposition of regulations and quotas relating to imports and our ability to adjust timely to changes in trade regulations could limit our ability to produce products in cost-effective countries that have the required labor and expertise;

•	Imposition of duties, taxes and other charges on imports; and

•	Imposition or the repeal of laws that affect intellectual property rights.

Although no single supplier and no one country is critical to our overall production needs, if we were to lose a supplier it could result in interruption of finished goods shipments to us, cancellation of orders by customers and termination of relationships. This, along with the damage to our reputation, could have a material adverse effect on our revenues and, consequently, our results of operations.

In addition, although we audit our third-party material suppliers and contracted manufacturing facilities and set strict compliance standards, actions by a third-party supplier or manufacturer that fail to comply could expose us to claims for damages, financial penalties and reputational harm, any of which could have a material adverse effect on our business and operations.

Our business is subject to national, state and local laws and regulations for environmental, consumer protection, employment, privacy, safety and other matters. The costs of compliance with, or the violation of, such laws and regulations by us or by independent suppliers who manufacture products for us could have a material adverse effect on our operations and cash flows, as well as on our reputation.

Our business is subject to comprehensive national, state and local laws and regulations on a wide range of environmental, consumer protection, employment, privacy, safety and other matters. We could be adversely affected by costs of compliance with or violations of those laws and regulations. In addition, while we do not control their business practices, we require third-party suppliers to operate in compliance with applicable laws, rules and regulations regarding working conditions, employment practices and environmental compliance. The costs of products purchased by us from independent contractors could increase due to the costs of compliance by those contractors.

Failure by us or our third-party suppliers to comply with such laws and regulations, as well as with ethical, social, product, labor and environmental standards, or related political considerations, could result in interruption of finished goods shipments to us, cancellation of orders by customers and termination of relationships. If one of our independent contractors violates labor or other laws, implements labor or other business practices or takes other actions that are generally regarded as unethical, it could jeopardize our reputation and potentially lead to various adverse consumer actions, including boycotts that may reduce demand for our merchandise. Damage to our reputation or loss of consumer confidence for any of these or other reasons could have a material adverse effect on our results of operations, financial condition and cash flows, as well as require additional resources to rebuild our reputation.

Fluctuations in wage rates and the price, availability and quality of raw materials, including commodity costs, and finished goods could increase costs.

Fluctuations in the price, availability and quality of fabrics, including cottons, blends, synthetics, and wools, or other raw materials used by us in our manufactured products, or of purchased finished goods, could have a material adverse effect on our cost of goods sold or our ability to meet our customers’ demands. The prices we pay depend on demand and market prices for the raw materials used to produce them. The price and availability of such raw materials may fluctuate significantly, depending on many factors, including general economic conditions and demand, crop yields, energy prices, weather patterns, freight rates and speculation in the commodities markets. Prices of purchased finished products also depend on wage rates in Asia and other geographic areas where our independent contractors are located, as well as freight costs from those regions. Inflation can also have a long-term impact on us because increasing costs of materials and labor may impact our ability to maintain satisfactory margins. For example, the cost of the materials that are used in our manufacturing process, such as oil-related commodity prices and other raw materials, such as cotton, dyes and chemicals, and other costs, such as fuel, energy and utility costs, can fluctuate as a result of inflation and other factors. Similarly, a significant portion of our products are manufactured in other countries and declines in the value of the U.S. dollar may result in higher manufacturing costs. In addition, fluctuations in wage rates required by legal or industry standards could increase our costs. In the future, we may not be able to offset cost increases with other cost reductions or efficiencies or to pass higher costs on to our customers. This could have a material adverse effect on our results of operations, liquidity and financial condition.

We rely on a limited number of North American mills for raw material sourcing, and we may not be able to obtain raw materials on a timely basis or in sufficient quantity.

We rely on a limited number of third-party suppliers for raw materials in North America. Such products may be available, in the short-term, from only one or a very limited number of sources. In 2018, approximately 71% of our raw materials were provided by our top three suppliers in North America. We have no long-term contracts with our suppliers or manufacturing sources, and we compete with other companies for raw materials, production and quota capacity. We may experience a significant disruption in the supply of raw materials from current sources or, in the event of a disruption, we may be unable to locate alternative materials suppliers of comparable quality at an acceptable price, or at all. In addition, if we experience significant increased demand, or if we need to replace an existing supplier manufacturer due to consolidation, closure or otherwise, we may be unable to locate additional supplies of raw materials or additional manufacturing capacity on terms that are acceptable to us, or at all, or we may be unable to locate any supplier or manufacturer with sufficient capacity to meet our requirements or to fill our orders in a timely manner. Identifying a suitable supplier is an involved process that requires us to become satisfied with their quality control, responsiveness and service, financial stability and labor and other ethical practices. Even if we are able to expand existing or find new manufacturing sources, we may encounter delays in production and added costs as a result of the time it takes to train our suppliers and manufacturers in our methods, products and quality control standards. Delays related to supplier changes could also arise due to an increase in shipping times if new suppliers are located farther away from our markets or from other participants in our supply chain. Any delays, interruption or increased costs in the supply of raw materials or manufacture of our products could have a material adverse effect on our ability to meet customer demand for our products and could result in lower net revenue and income from operations both in the short and long term.

The retail industry has experienced financial difficulty that could adversely affect our business.

Recently there have been consolidations, reorganizations, restructurings, bankruptcies and ownership changes in the retail industry. These events individually, and together, could materially, adversely affect our business. These changes could impact our opportunities in the market and increase our reliance on a smaller number of large customers. In the future, retailers are likely to further consolidate, undergo restructurings or reorganizations or bankruptcies, realign their affiliations or reposition their stores’ target markets. In addition, consumers have continued to transition away from traditional wholesale retailers to large online retailers. These developments could result in a reduction in the number of stores that carry our products, an increase in ownership concentration within the retail industry, an increase in credit exposure to us or an increase in leverage by our customers over their suppliers.

Further, the global economy periodically experiences recessionary conditions with rising unemployment, reduced availability of credit, increased savings rates and declines in real estate and securities values. These recessionary conditions could have a negative impact on retail sales of apparel. The lower sales volumes, along with the possibility of restrictions on access to the credit markets, could result in our customers experiencing financial difficulties including store closures, bankruptcies or liquidations. This could result in higher credit risk to us relating to receivables from our customers who are experiencing these financial difficulties. If these developments occur, our inability to shift sales to other customers or to collect on our trade accounts receivable could have a material adverse effect on our financial condition and results of operations.

Our ability to obtain short-term or long-term financing on favorable terms, if needed, could be adversely affected by geopolitical risk and volatility in the capital markets.

Any disruption in the capital markets could limit the availability of funds or the ability or willingness of financial institutions to extend capital in the future. This could adversely affect our liquidity and funding resources or significantly increase our cost of capital. An inability to access capital and credit markets may have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our failure to obtain or maintain a satisfactory credit rating could adversely affect our liquidity, capital position, borrowing costs and access to capital markets.

Our credit risk is expected to be evaluated by the major independent rating agencies. Once a credit rating is obtained, any future downgrades could increase the cost of borrowing under any indebtedness we may incur in connection with the Separation or otherwise. Our credit rating is expected to be lower than that of VF. There can be no assurance that we will be able to maintain our credit ratings once established, and any additional actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under review for a downgrade, may have a negative impact on our liquidity, capital position and access to capital markets.

The loss of members of our executive management and other key employees could have a material adverse effect on our business.

We depend on the services and management experience of our executive officers and business leaders who have substantial experience and expertise in our business. The unexpected loss of services of one or more of these individuals could have a material adverse effect on us. Our future success also depends on our ability to recruit, retain and engage our personnel sufficiently. Competition for experienced and well-qualified personnel is intense and we may not be successful in attracting and retaining such personnel.

Most of the employees in our production and distribution facilities are covered by collective bargaining agreements, and any material job actions could negatively affect our results of operations.

In North America, most of our production and distribution employees are covered by various collective bargaining agreements, and outside North America, most of our production and distribution employees are covered by either industry-sponsored and/or government-sponsored collective bargaining mechanisms. Any work stoppages or other job actions by these employees could harm our business and reputation.

Our direct-to-consumer business includes risks that could have a material adverse effect on its results of operations.

We sell merchandise direct-to-consumer through our e-commerce sites. Our direct-to-consumer business is subject to numerous risks that could have a material adverse effect on our results. Risks include, but are not limited to, (a) U.S. or international resellers purchasing merchandise and reselling it overseas outside of our control, (b) failure of the systems that operate the stores and websites, and their related support systems, including computer viruses, theft of customer information, privacy concerns, telecommunication failures and electronic break-ins and similar disruptions, (c) credit card fraud and (d) risks related to our direct-to- consumer distribution centers and processes. Risks specific to our e-commerce business also include (a) diversion of sales from our wholesale customers, (b) difficulty in recreating the in-store experience through direct channels, (c) liability for online content, (d) changing patterns of consumer behavior and (e) intense competition from online retailers. Our failure to successfully respond to these risks might adversely affect sales in our e-commerce business, as well as damage our reputation and brands.

We may be unable to protect our trademarks and other intellectual property rights.

Our trademarks, trade names, patents, and other intellectual property rights are important to our success and our competitive position. We are susceptible to others copying our products and infringing, misappropriating or otherwise violating our intellectual property rights, especially with the shift in product mix to higher priced brands and innovative new products in recent years.

Actions we have taken to establish and protect our intellectual property rights may not be adequate to prevent copying of our products by others or to prevent others from seeking to invalidate our trademarks or block sales of our products as a violation of the trademarks and intellectual property rights of others. In addition, unilateral actions in the U.S. or other countries, including changes to or the repeal of laws recognizing trademark or other intellectual property rights, could have an impact on our ability to enforce those rights.

Some of our brands, such as Wrangler® and Lee®, enjoy significant worldwide consumer recognition. The higher pricing of those products creates additional risk of counterfeiting and infringement, misappropriation or other violation by third parties. The counterfeiting of our products or the infringement, misappropriation or other violation of our intellectual property rights by third parties could diminish the value of our brands and adversely affect our revenues.

The value of our intellectual property could diminish if others assert rights in or ownership of our trademarks and other intellectual property rights, or trademarks that are similar to our trademarks. We may be unable to successfully resolve these types of conflicts to our satisfaction. In some cases, there may be trademark owners who have prior rights to our trademarks because the laws of certain foreign countries may not protect intellectual property rights to the same extent as do the laws of the U.S. In other cases, there may be holders who have prior rights to similar trademarks.

There have been, and there may in the future be, opposition and cancellation proceedings from time to time with respect to some of our intellectual property rights. In some cases, litigation may be necessary to protect or enforce our trademarks and other intellectual property rights. Furthermore, third parties may assert intellectual property claims against us, and we may be subject to liability, required to enter into costly license agreements, if available at all, required to rebrand our products and/or prevented from selling some of our products if third parties successfully oppose or challenge our trademarks or successfully claim that we infringe, misappropriate or otherwise violate their trademarks, copyrights, patents or other intellectual property rights. Bringing or defending any such claim, regardless of merit, and whether successful or unsuccessful, could be expensive and time-consuming and have a negative effect on our business, reputation, results of operations and financial condition.

We are subject to the risk that our licensees may not generate expected sales or maintain the value of our brands.

During 2018, we generated approximately $32.7 million in revenues from licensing royalties. Although we generally have significant control over our licensees’ products and advertising, we rely on our licensees for, among other things, operational and financial controls over their businesses. Failure of our licensees to successfully market licensed products or our inability to replace existing licensees, if necessary, could adversely affect our revenues, both directly from reduced royalties received and indirectly from reduced sales of our other products. Risks are also associated with a licensee’s ability to:

•	Obtain capital;

•	Manage its labor relations;

•	Maintain relationships with its suppliers;

•	Manage its credit risk effectively;

•	Maintain relationships with its customers; and

•	Adhere to our Global Compliance Principles.

In addition, we rely on our licensees to help preserve the value of our brands. Although we attempt to protect our brands through approval rights over design, production processes, quality, packaging, merchandising, distribution, advertising and promotion of our licensed products, we cannot completely control the use of our licensed brands by our licensees. The misuse of a brand by a licensee, including through the marketing of products under one of our brand names that do not meet our quality standards, could have a material adverse effect on that brand and on us.

If we encounter problems with our distribution system, our ability to deliver our products to the market could be adversely affected.

We rely on owned or independently operated distribution facilities to warehouse and ship product to our customers. Our distribution system includes computer-controlled and automated equipment, which may be subject to a number of risks related to security or computer viruses, the proper operation of software and hardware, power interruptions or other system failures. Because substantially all of our products are distributed from a relatively small number of locations, our operations could also be interrupted by earthquakes, floods, fires or other natural disasters affecting our distribution centers. We maintain business interruption insurance, but it may not adequately protect us from the adverse effects that could be caused by significant disruptions in our distribution facilities, such as the long-term loss of customers or an erosion of brand image. In addition, our distribution capacity is dependent on the timely performance of services by third parties, including the transportation of product to and from our distribution facilities. Transportation of our products may be interrupted due to events such as marine disasters, bad weather or natural disasters, mechanical or electrical failures, grounding, capsizing, fire, explosions and collisions, piracy, cyber attacks, human error and war and terrorism resulting in delays, damages or losses. For example, in early 2019, a fire aboard a cargo ship carrying certain of our products resulted in such products being stranded in a foreign port resulting in lost sales on seasonal inventory. If we encounter problems with our distribution system, our ability to meet customer expectations, manage inventory, complete sales and achieve operating efficiencies could be materially adversely affected.

Our revenues and cash requirements are affected by seasonality.

Our business is affected by seasonal trends, with a higher proportion of revenues and operating cash flows generated during the second half of the fiscal year, which includes the back-to-school and holiday selling seasons. Poor sales in the second half of the fiscal year would have a material adverse effect on our full year operating results and cause higher inventories. In addition, fluctuations in sales and operating income in any fiscal quarter are affected by the timing of seasonal wholesale shipments and other events affecting retail sales.

We may be adversely affected by unseasonal or severe weather conditions.

Our business may be adversely affected by unseasonable or severe weather conditions. Periods of unseasonably warm weather in the fall or winter, or periods of unseasonably cool and wet weather in the spring or summer, can negatively impact retail traffic and consumer spending. In addition, severe weather events such as snowstorms or hurricanes typically lead to temporarily reduced retail traffic. Any of these conditions could result in negative point-of-sale trends for our merchandise and reduced replenishment shipments to our wholesale customers.

Risks Relating to Our Common Stock

Because there has not been any public market for our common stock, the market price and trading volume of our common stock may be volatile and you may not be able to resell your shares at or above the initial market price of our common stock following the Separation.

Prior to the Separation, there will have been no trading market for shares of our common stock. An active trading market may not develop or be sustained for our common stock after the Separation, and we cannot predict the prices at which our common stock will trade after the Separation. The market price of our common stock could fluctuate significantly due to a number of factors, many of which are beyond our control, including:

•	Fluctuations in our quarterly or annual earnings results or those of other companies in our industry;

•	Failures of our operating results to meet the estimates of securities analysts or the expectations of our shareholders, or changes by securities analysts in their estimates of our future earnings;

•	Announcements by us or our customers, suppliers or competitors;

•	Changes in market valuations or earnings of other companies in our industry;

•	Changes in laws or regulations which adversely affect our industry or us;

•	General economic, industry and stock market conditions;

•	Future significant sales of our common stock by our shareholders or the perception in the market of such sales;

•	Future issuances of our common stock by us; and

•	The other factors described in these “Risk Factors” and elsewhere in this information statement.

These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.

The trading market for our common stock may also be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our stock price could decline.

A large number of our shares are or will be eligible for future sale, which may cause the market price of our common stock to decline.

Upon completion of the Separation, we estimate that we will have outstanding an aggregate of approximately 56,639,978 shares of our common stock (based on shares of VF common stock outstanding on April 26, 2019, excluding restricted shares). All of those shares (other than those held by our “affiliates”) will be freely tradable without restriction or registration under the Securities Act of 1933, as amended (the “Securities Act”). Shares held by our affiliates, which include our Directors and executive officers, can be sold subject to volume, manner of sale and notice provisions of Rule 144 under the Securities Act. We estimate that our directors and executive officers, who may be considered “affiliates” for purposes of Rule 144, will beneficially own approximately 9,840,160 shares of our common stock immediately following the Separation. We are unable to predict whether large amounts of our common stock will be sold in the open market following the Separation. We are also unable to predict whether a sufficient number of buyers will be in the market at that time. As discussed in the immediately following risk factor, certain index funds will likely be required to sell shares of our common stock that they receive in the Separation. In addition, other VF shareholders may sell the shares of our common stock they receive in the Separation for various reasons. For example, such shareholders may not believe our business profile or level of market capitalization as an independent company fits their investment objectives.

Because our common stock may not be included in the Standard & Poor’s 500 Index, and it may not be included in other stock indices, significant amounts of our common stock will likely need to be sold in the open market where there may not be offsetting demand.

A portion of VF’s outstanding common stock is held by index funds tied to the Standard & Poor’s 500 Index and other stock indices. Because our common stock may not be included in the Standard & Poor’s 500 Index, and it may not be included in other stock indices at the time of the Separation, index funds currently holding shares of VF common stock will likely be required to sell the shares of our common stock they receive in the Separation. There may not be sufficient buying interest to offset sales by those index funds. Accordingly, our common stock could experience a high level of volatility immediately following the Separation and, as a result, the price of our common stock could be adversely affected.

Provisions in our amended and restated articles of incorporation and amended and restated bylaws and certain provisions of North Carolina Law could delay or prevent a change in control of Kontoor Brands.

The existence of certain provisions of our amended and restated articles of incorporation and amended and restated bylaws and North Carolina Law could discourage, delay or prevent a change in control of Kontoor Brands that a shareholder may consider favorable. These include provisions:

•	Providing for a classified Board of Directors until our annual meeting of shareholders held in 2023;

•	Providing that our Directors may be removed by our shareholders only for cause while our Board is classified;

•	Providing that the removal of our Directors with or without cause after our Board is de-classified must be approved by the holders of at least 80% of the voting power of Kontoor Brands;

•	Providing the right to our Board of Directors to issue one or more classes or series of preferred stock without shareholder approval;

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Authorizing a large number of shares of stock that are not yet issued, which would allow our Board of Directors to issue shares to persons friendly to current management, thereby protecting the continuity of our management, or which could be used to dilute the stock ownership of persons seeking to obtain control of us;

•	Prohibiting shareholders from calling special meetings of shareholders or taking action by written consent;

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Establishing advance notice and other requirements for nominations of candidates for election to our Board of Directors or for proposing matters that can be acted on by shareholders at the annual shareholder meetings; and

•	Requiring the affirmative vote of the holders of at least 80% of the voting power of Kontoor Brands to approve certain business combinations.

We believe these provisions will protect our shareholders from coercive or otherwise unfair takeover tactics by requiring potential acquirors to negotiate with our Board of Directors and by providing our Board of Directors with more time to assess any acquisition proposal. These provisions are not intended to make us immune from takeovers. However, these provisions apply even if a takeover offer may be considered beneficial by some shareholders and could delay or prevent an acquisition that our Board of Directors determines is not in our and our shareholders’ best interests. See “Description of Capital Stock.”

Our amended and restated articles of incorporation will designate North Carolina as the exclusive forum for certain litigation that may be initiated by our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us and limit the market price of our common stock.

Pursuant to our amended and restated articles of incorporation, as will be in effect upon the completion of the Separation, to the fullest extent permitted by law, and unless we consent in writing to the selection of an alternative forum, the North Carolina Business Court (or another state or federal court located in North Carolina, if a dispute does not qualify for designation to the North Carolina Business Court or the North Carolina Business Court otherwise lacks jurisdiction) shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers or other employees to us or our shareholders; (iii) any action asserting a claim against us or any director or officer or other employee of ours arising pursuant to any provision of North Carolina Law or our amended and restated articles of incorporation or our amended and restated bylaws; or (iv) any action asserting a claim against us or any director or officer or other employee of ours relating to the internal affairs doctrine. Our amended and restated articles of incorporation will further provide that if an action described in the preceding sentence is filed in a court other than as specified above in the name of any shareholder, such shareholder is deemed to have consented to (a) personal jurisdiction before any state or federal court located in North Carolina, as appropriate, in connection with any action brought in any such court to enforce our amended and restated articles of incorporation and (b) having service of process made upon such shareholder in any such action by service upon such shareholder’s counsel in the action as agent for such shareholder. The forum selection clause in our amended and restated bylaws may limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us and limit the market price of our common stock. See “Description of Capital Stock — Forum Selection” for further discussion of the forum selection clause, including as it relates to actions arising under the Securities Act or the Exchange Act.

Your percentage ownership in Kontoor Brands may be diluted in the future.

In the future, your percentage ownership in Kontoor Brands may be diluted because of equity issuances for acquisitions, strategic investments, capital market transactions or otherwise, including equity awards that we may grant to our Directors, officers and employees. Our compensation committee may grant additional equity awards to our employees after the Separation. These awards would have a dilutive effect on our earnings per share, which could adversely affect the market price of our common stock. From time to time, we may issue additional equity awards to our employees under our employee benefits plans.

In addition, our amended and restated articles of incorporation authorize us to issue, without the approval of our shareholders, one or more classes or series of preferred stock having such designations, powers, preferences and relative, participating, optional and other rights, and such qualifications, limitations or restrictions as our Board of Directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of our common stock. For example, we could grant holders of preferred stock the right to elect some number of our Directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or dividend, distribution or liquidation preferences we could assign to holders of preferred stock could affect the residual value of the common stock. See “Description of Capital Stock—Preferred Stock.”

Our common stock is and will be subordinate to all of our future indebtedness and any preferred stock, and effectively subordinated to all indebtedness and preferred equity claims against our subsidiaries.

Shares of our common stock are common equity interests in us and, as such, will rank junior to all of our future indebtedness and other liabilities. Additionally, holders of our common stock may become subject to the prior dividend and liquidation rights of holders of any class or series of preferred stock that our Board of Directors may designate and issue without any action on the part of the holders of our common stock. Furthermore, our right to participate in a distribution of assets upon any of our subsidiaries’ liquidation or reorganization is subject to the prior claims of that subsidiary’s creditors and preferred shareholders.

We cannot assure you that our Board of Directors will declare dividends in the foreseeable future.

While we initially expect to return capital to shareholders through quarterly cash dividends, our Board of Directors may not declare dividends in the future or may decrease the amount of a dividend as compared to a prior period. The declaration and payment of dividends, if any, will always be subject to the discretion of our Board of Directors. The timing and amount of any dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy and the terms of our outstanding indebtedness. We may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends, including as a result of the risks described herein.

THE SEPARATION

General

On August 13, 2018, VF announced that it was moving forward with a plan to distribute to VF’s shareholders all of the shares of common stock of Kontoor Brands through the VF Separation, including the Restructuring and the Distribution. Kontoor Brands is currently a wholly owned subsidiary of VF and, at the time of the Distribution, VF will hold, through its subsidiaries, the assets and liabilities associated with the Spin Business. The Separation will be achieved through the transfer of all the assets and liabilities of the Spin Business to Kontoor Brands or its subsidiaries through the Restructuring and the distribution of 100% of the outstanding capital stock of VF to holders of Kontoor Brands common stock on the record date of May 10, 2019 through the Distribution. At the effective time of the Distribution, VF shareholders will receive one share of Kontoor Brands common stock for every seven shares of VF common stock held on the record date. The Separation is expected to be completed on May 22, 2019. Immediately following the Separation, VF shareholders as of the record date will own 100% of the outstanding shares of common stock of Kontoor Brands. Following the Separation, Kontoor Brands will be an independent, publicly traded company, and VF will retain no ownership interest in Kontoor Brands.

As part of the Separation, we will enter into a Separation and Distribution Agreement and several other agreements to effect the Separation and provide a framework for our relationship with VF after the Separation. These agreements will provide for the allocation between us and VF of the assets, liabilities and obligations of VF and its subsidiaries, and will govern the relationship between Kontoor Brands and VF after the Separation. In addition to the Separation and Distribution Agreement, the other principal agreements to be entered into with VF include:

•	A Tax Matters Agreement;

•	A Transition Services Agreement;

•	An Employee Matters Agreement;

•	Certain Intellectual Property License Agreements;

•	Certain Shared Facilities Agreements; and

•	Certain Commercial Arrangements.

The Separation as described in this information statement is subject to the satisfaction or waiver of certain conditions. For a more detailed description of these conditions, see “—Conditions to the Distribution” below. We cannot provide any assurances that VF will complete the Separation.

Reasons for the Separation

The VF Board of Directors believes separating the Spin Business from VF’s other businesses is in the best interests of VF and its shareholders and has concluded the Separation will provide VF and Kontoor Brands with a number of potential opportunities and benefits, including the following:

•

Strategic and Management Focus. Permit the management team of each company to focus on its own strategic priorities with financial targets that best fit its own business and opportunities. We believe the Separation will enable each company’s management team to better position its businesses to capitalize on developing macroeconomic trends, increase managerial focus to pursue its individual strategies and leverage its key strengths to drive performance. The management of each resulting company will be able to concentrate on its core competencies and growth opportunities, and will have increased flexibility and speed to design and implement corporate strategies based on the characteristics of its business.

•	Resource Allocation and Capital Deployment. Allow each company to allocate resources, incentivize employees and deploy capital to capture the significant long-term opportunities in their respective markets. The Separation will enable each company’s management team to implement a capital structure, dividend policy and growth strategy tailored to each unique business. Both businesses are expected to have direct access to the debt and equity capital markets to fund their respective growth strategies.

•

Investor Choice. Provide investors, both current and prospective, with the ability to value the two companies based on their distinct business characteristics and make more targeted investment decisions based on those characteristics. Separating the two businesses will provide investors with a more targeted investment opportunity so that investors interested in companies in our business will have the opportunity to acquire stock of Kontoor Brands.

The financial terms of the Separation, including the new indebtedness expected to be incurred by Kontoor Brands or entities that are, or will become, prior to the completion of the Separation, subsidiaries of Kontoor Brands, and the amount of the cash transfer to VF has been, or will be, determined by the VF Board of Directors based on a variety of factors, including establishing an appropriate pro forma capitalization for Kontoor Brands as a stand-alone company considering the historical earnings of the Spin Business and the level of indebtedness relative to earnings of various comparable companies.

The Number of Shares You Will Receive

For every seven shares of VF common stock you own as of the close of business on May 10, 2019, the record date for the Distribution, you will receive one share of Kontoor Brands common stock on the Distribution Date for the Separation.

Treatment of Fractional Shares

The distribution agent will not distribute any fractional shares of our common stock to VF shareholders. Instead, as soon as practicable on or after the Distribution Date for the Separation, the distribution agent for the Distribution will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing prices and distribute the net cash proceeds from the sales, net of brokerage fees and commissions, transfer taxes and other costs and after making appropriate deductions of the amounts required to be withheld for U.S. federal income tax purposes, if any, pro rata to each holder who would otherwise have been entitled to receive a fractional share in the Distribution. The distribution agent will determine when, how, through which broker-dealers and at what prices to sell the aggregated fractional shares. Recipients of cash in lieu of fractional shares will not be entitled to any minimum sale price for the fractional shares or to any interest on the amounts of payments made in lieu of fractional shares. The receipt of cash in lieu of fractional shares generally will be taxable to the recipient shareholders for U.S. federal income tax purposes as described below in “The Separation—Material U.S. Federal Income Tax Consequences of the Distribution—The Distribution.”

When and How You Will Receive the Distribution of Kontoor Brands Shares

VF will distribute the shares of our common stock on May 22, 2019 to holders of record as of the close of business on the record date for the Distribution. The Distribution is expected to be completed following the NYSE market closing on the Distribution Date for the Separation. VF’s transfer agent and registrar, Computershare, will serve as transfer agent and registrar for the Kontoor Brands common stock and as distribution agent in connection with the Distribution.

If you own VF common stock as of the close of business on the record date for the Distribution, the shares of Kontoor Brands common stock that you are entitled to receive in the Distribution will be issued electronically, as of the Distribution Date for the Separation, to your account as follows:

•	Registered Shareholders. If you own your shares of VF stock directly, either in book-entry form through an account at Computershare and/or if you hold paper stock certificates, you will receive your shares of Kontoor Brands common stock by way of direct registration in book-entry form. Registration in book-entry form is a method of recording stock ownership when no physical paper share certificates are issued to shareholders, as is the case in the Distribution.

On or shortly after the Distribution Date for the Separation, the distribution agent will mail to you an account statement that indicates the number of shares of Kontoor Brands common stock that have been registered in book-entry form in your name.

Shareholders having any questions concerning the mechanics of having shares of our common stock registered in book-entry form may contact Computershare at the address set forth in “Summary—Questions and Answers About the Separation” in this information statement.

•

Beneficial Shareholders. Many VF shareholders hold their shares of VF common stock beneficially through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the stock in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your VF common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares of Kontoor Brands common stock that you are entitled to receive in the Distribution. If you have any questions concerning the mechanics of having shares of common stock held in “street name,” we encourage you to contact your bank or brokerage firm.

Treatment of Outstanding Equity Compensation Awards

None of the VF outstanding equity awards will be eligible to receive a dividend of Kontoor Brands Common Stock in connection with the Distribution. Instead, we expect that outstanding VF equity compensation awards will be equitably adjusted pursuant to the terms of the applicable compensation award and plan and the provisions of the Code. These equitable adjustments are intended to preserve each award’s intrinsic value, based on the relative fair market values of the pre- and post-Separation shares of VF, and, as applicable, Kontoor Brands, such that in the case of performance-based restricted stock units (“PSUs”) and restricted stock units (“RSUs”), the fair market value of the adjusted number of shares subject to the award (or to which the award relates) immediately after the Separation will be substantially equivalent to, but no more favorable to the award holder than, the fair market value of the shares subject to that award (or to which that award relates) immediately prior to the Separation. For outstanding stock options, the number of shares subject to the award and the applicable exercise or base price will be adjusted so that the aggregate spread value of the stock option immediately after the Separation will be substantially equivalent to, but no more favorable to the award holder than, the aggregate spread value immediately prior to the Separation. For these purposes, spread value will be the difference between the market value of the underlying shares as of the applicable date, and the exercise or base price of the stock option. Generally:

Options

Retirement Eligible and Remaining VF Service Providers. For each retirement eligible participant (i.e. each employee who is age 55 and has 10 years of service) transferring to Kontoor Brands, and for participants remaining with VF, each VF stock option which is outstanding immediately before the Distribution, whether vested or unvested, will be adjusted to reflect the difference in the fair market value of VF common stock pre- and post-Distribution. The number of shares of VF common stock subject to, and the exercise price per share of, such VF stock option will be determined by the VF Talent and Compensation Committee (the “VF Compensation Committee”) in a manner intended to preserve the value of such VF stock option by taking into account the relative values of the VF pre-Distribution stock value and the VF post-Distribution stock value, and adjusted in a manner consistent with Section 409A of the Code (“Section 409A”). Each VF-adjusted stock option will be subject to the same terms and conditions (including vesting schedules) as applicable to the corresponding VF stock option as of immediately before the Distribution.

Non-Retirement Eligible Kontoor Brands Service Providers. For each non-retirement eligible participant transferring to Kontoor Brands, each VF stock option that is outstanding immediately before the Distribution will be converted into an option to acquire Kontoor Brands common stock and will be subject to the same terms and conditions (including vesting and expiration schedules) as applicable to the corresponding VF stock option as of immediately prior to the Distribution. The number of shares of Kontoor Brands common stock subject to, and the exercise price per share of, such Kontoor Brands stock option will be determined by the VF Compensation Committee in a manner consistent with Section 409A and intended to preserve the value of the VF stock option by taking into account (a) the exercise price per share of the VF stock option and (b) the relative values of the VF pre- and post-Distribution stock value and the Kontoor Brands stock value.

Performance-Based Restricted Stock Units (“PSUs”)

2016 PSUs. All VF PSU awards granted in 2016 and outstanding immediately before the Distribution, regardless of whether the participant is transferring to Kontoor Brands or remaining with VF, are expected to be settled in shares of VF’s common stock subject to the same terms and conditions as set forth in the participant’s award agreement. The shares of VF’s common stock will be adjusted, with the number of shares of VF common stock subject to such VF PSU award being determined by the VF Compensation Committee in a manner intended to preserve the value of the VF PSU award by taking into account the relative values of the VF pre-Distribution stock value and the VF post-Distribution stock value. The VF Compensation Committee intends to review and certify the performance metrics following the Distribution.

2017 PSUs—Kontoor Brands Participants. For participants transferring to Kontoor Brands, a pro rata portion (based on the portion of the performance period that has elapsed as of the Distribution) of the participant’s VF PSU award that was granted in 2017 and is outstanding immediately before the Distribution will remain a VF PSU award, and will remain eligible to be earned based on VF’s actual performance. The number of shares of VF common stock subject to such VF PSU award will be determined by the VF Compensation Committee in a manner intended to preserve the value of the VF PSU award by taking into account the relative values of the VF pre-Distribution stock value and the VF post-Distribution stock value. Each VF-adjusted PSU award will be subject to the same terms and conditions (including vesting and payment schedules) as applicable to the corresponding VF PSU award as of immediately before the Distribution. The remaining portion of the VF PSU award granted in 2017 and outstanding immediately before the Distribution will be converted into Kontoor Brands time-vesting RSUs, vesting as of December 31, 2019. The number of shares of Kontoor Brands common stock subject to the Kontoor Brands RSUs, based on the target number of shares, will be determined by the VF Compensation Committee in a manner intended to preserve the value of the VF PSU award by taking into account the relative values of the VF pre-Distribution stock value, the VF post-Distribution stock value and the Kontoor Brands stock.

2017 PSUs—VF Participants. For participants remaining with VF, all of the participant’s VF PSU award that was granted in 2017 and is outstanding immediately before the Distribution will be adjusted, and the number of shares of VF common stock subject to such VF PSU award will be determined by the VF Compensation Committee in a manner intended to preserve the value of the VF PSU award by taking into account the relative values of the VF pre-Distribution stock value and the VF post-Distribution stock value. Each such VF-adjusted PSU award will be subject to the same terms and conditions (including vesting and payment schedules) as applicable to the corresponding VF PSU award as of immediately before the Distribution.

Fiscal Year 2019 PSUs—Kontoor Brands Participants. For participants transferring to Kontoor Brands, a pro rata portion (based on the portion of the performance period that has elapsed as of the Distribution) of the participant’s VF PSU award that was granted in 2018 and is outstanding immediately before the Distribution will remain a VF PSU award, and will remain eligible to be earned based on VF’s actual performance. The number of shares of VF common stock subject to such VF PSU award will be determined by the VF Compensation Committee in a manner intended to preserve the value of the VF PSU award by taking into account the relative values of the VF pre-Distribution stock value and the VF post-Distribution stock value. Each VF-adjusted PSU award will be subject to the same terms and conditions (including vesting and payment schedules) as applicable to the corresponding VF PSU award as of immediately before the Distribution. The remaining portion of the VF

PSU award granted in 2018 and outstanding immediately before the Distribution will be converted into a Kontoor Brands PSU award. The number of shares of Kontoor Brands common stock subject to the Kontoor Brands PSU award will be determined by the VF Compensation Committee in a manner intended to preserve the value of the VF PSU award by taking into account the relative values of the VF pre-Distribution stock value, the VF post-Distribution stock value and the Kontoor Brands stock value. Each Kontoor Brands PSU award will be subject to the same terms and conditions (including vesting and payment schedules) as applicable to the corresponding VF PSU award as of immediately before the Distribution; however, each Kontoor Brands PSU award will be subject to new performance-based vesting conditions. Such performance-based vesting conditions shall be determined, in part, by the VF Compensation Committee (with respect to specific performance goals) prior to the Distribution and, in part, by the Kontoor Brands Compensation Committee (with respect to achievement levels and performance periods) on or after the Distribution reflecting Kontoor Brands’ applicable performance metrics.

Fiscal Year 2019 PSUs—VF Participants. For participants remaining with VF, the participant’s VF PSU award that was granted in 2018 and is outstanding immediately before the Distribution will be adjusted, and the number of shares of VF common stock subject to such VF PSU award will be determined by the VF Compensation Committee in a manner intended to preserve the value of the VF PSU award by taking into account the relative values of the VF pre-Distribution stock value and the VF post-Distribution stock value. Each VF-adjusted PSU award will be subject to the same terms and conditions (including vesting and payment schedules) as applicable to the corresponding VF PSU award as of immediately before the Distribution.

Restricted Stock Units (“RSUs”)

Kontoor Brands Participants. For participants transferring to Kontoor Brands, each VF RSU that is outstanding immediately before the Distribution will be converted into a new RSU with respect to Kontoor Brands common stock. The number of shares of Kontoor Brands common stock subject to such Kontoor Brands RSU will be determined by the VF Compensation Committee in a manner intended to preserve the value of the VF RSU, as applicable, by taking into account the relative values of the VF pre- and post-Distribution stock value and the Kontoor Brands stock value. Each RSU in Kontoor Brands will be subject to the same terms and conditions (including vesting and payment schedules) as applicable to the previously held VF RSUs immediately before the Distribution.

VF Participants. For participants remaining with VF, each VF RSU that is outstanding immediately before the Distribution will be adjusted, and the number of shares of VF common stock subject to such VF RSU will be determined by the VF Compensation Committee in a manner intended to preserve the value of the VF RSU by taking into account the relative values of the VF pre-Distribution stock value and the VF post-Distribution stock value. Each VF-adjusted RSU will be subject to the same terms and conditions (including vesting and payment schedules) as applicable to the corresponding VF RSU immediately before the Distribution.

Special Awards

VF also offers special awards to executives in the form of restricted stock and RSUs.

Kontoor Brands Participants. For each participant transferring to Kontoor Brands, all shares and units designated as a VF special award that is outstanding immediately before the Distribution will be converted into units and shares with respect to Kontoor Brands common stock. The number of shares of Kontoor Brands common stock subject to such VF special award will be determined by the VF Compensation Committee in a manner intended to preserve the value of the VF special award, as applicable, by taking into account the relative values of the VF pre-Distribution stock value, the VF post-Distribution stock value and the Kontoor Brands stock value. Each such Kontoor Brands special award will be subject to the same terms and conditions (including vesting and payment schedules) as applicable to the corresponding VF special award as of immediately before the Distribution.

VF Participants. For each participant remaining with VF, all shares and units designated as a VF special award that are outstanding immediately before the Distribution will be adjusted, and the number of shares of VF common stock subject to such VF-adjusted special award will be determined by the VF Compensation Committee in a manner intended to preserve the value of such VF special award by taking into account the relative values of the VF pre-Distribution stock value and the VF post-Distribution stock value. Each VF-adjusted special award will be subject to the same terms and conditions (including vesting and payment schedules) as applicable to the corresponding VF special award as of immediately before the Distribution.

Results of the Separation

After the Separation, we will be an independent, publicly traded company that directly or indirectly holds the assets and liabilities of the Spin Business. Immediately following the Separation, we expect to have approximately 3,282 shareholders of record, based on the number of registered shareholders of VF common stock on April 26, 2019, applying a distribution ratio of one share of our common stock for every seven shares of VF common stock. We expect to have approximately 56,639,978 shares of Kontoor Brands common stock outstanding. The actual number of shares to be distributed will be determined on the record date.

Before the completion of the Separation, we will enter into a Separation and Distribution Agreement and several other agreements with VF to effect the Separation and provide a framework for our relationship with VF after the Separation. These agreements will provide for the allocation between Kontoor Brands and VF of VF’s assets, liabilities and obligations subsequent to the Separation (including with respect to transition services, employee matters, intellectual property matters, tax matters and certain other commercial relationships).

For a more detailed description of these agreements, see “—Agreements with VF” below. The Separation will not affect the number of outstanding shares of VF common stock or any rights of VF shareholders.

Incurrence of Debt

We intend to enter into new financing arrangements in anticipation of the Separation consisting of the term loan facilities and a revolving facility. We expect to incur up to $1.05 billion of new debt from the proceeds of the term loan facilities, which we intend to use primarily, directly or indirectly, to fund a cash transfer to members of VF’s group as part of the Restructuring, to pay related fees and expenses and for other general corporate purposes. We expect for our revolving facility to be undrawn at the Separation, provided that it may be used, subject to a cap, as part of the Restructuring and to pay related fees and expenses at the Separation, and otherwise may be used for, among other things, working capital and general corporate purposes.

Material U.S. Federal Income Tax Consequences of the Distribution

The following is a discussion of the material U.S. federal income tax consequences of the Distribution to U.S. Holders (as defined below) of VF common stock. This discussion is based on the Code, applicable Treasury regulations, administrative interpretations and court decisions as in effect as of the date of this information statement, all of which may change, possibly with retroactive effect. For purposes of this discussion, a “U.S. Holder” is a beneficial owner of VF common stock that is for U.S. federal income tax purposes:

•	A citizen or resident of the U.S.;

•	A corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S., any state therein or the District of Columbia; or

•	An estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

This discussion addresses only the consequences of the Distribution to U.S. Holders that hold VF common stock as a capital asset. It does not address all aspects of U.S. federal income taxation that may be important to a U.S. Holder in light of that shareholder’s particular circumstances or to a U.S. Holder subject to special rules, such as:

•	A financial institution, regulated investment company or insurance company;

•	A tax-exempt organization;

•	A dealer or broker in securities, commodities or foreign currencies;

•	A shareholder that holds VF common stock as part of a hedge, appreciated financial position, straddle, conversion, or other risk reduction transaction;

•	A shareholder that holds VF common stock in a tax-deferred account, such as an individual retirement account; or

•	A shareholder that acquired VF common stock pursuant to the exercise of options or similar derivative securities or otherwise as compensation.

If a partnership, or any entity treated as a partnership for U.S. federal income tax purposes, holds VF common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partners and the activities of the partnership. A partner in a partnership holding VF common stock should consult its tax adviser.

This discussion of material U.S. federal income tax consequences is not a complete analysis or description of all potential U.S. federal income tax consequences of the Distribution. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address any U.S. federal, estate, gift or other non-income tax or any non-U.S., state or local tax consequences of the Distribution. Accordingly, each holder of VF common stock should consult his, her or its tax adviser to determine the particular U.S. federal, state or local or non-U.S. income or other tax consequences of the Distribution to such holder.

Tax Opinions

The consummation of the Separation, along with certain related transactions, is conditioned upon the receipt of opinions of the Tax Advisers substantially to the effect that the Distribution, together with certain related transactions, will qualify as a tax-free “reorganization” within the meaning of Section 368(a)(1)(D) of the Code and a tax-free distribution within the meaning of Section 355 of the Code, which we refer to as the “Tax Opinions.” In rendering the Tax Opinions to be given as of the closing of the Separation, which we refer to as the “Closing Tax Opinions,” the Tax Advisers will rely on (i) customary representations and covenants made by us and VF, including those contained in certificates of officers of us and VF, and (ii) specified assumptions, including an assumption regarding the completion of the Separation and certain related transactions in the manner contemplated by the transaction agreements. In addition, the Tax Advisers’ ability to provide the Closing Tax Opinions will depend on the absence of changes in existing facts or law between the date of this information statement and the closing date of the Distribution. If any of the representations, covenants or assumptions on which the Tax Advisers will rely is inaccurate, the Tax Advisers may not be able to provide the Closing Tax Opinions or the tax consequences of the Separation could differ from those described below. The opinions of the Tax Advisers do not preclude the IRS or the courts from adopting a contrary position.

The Distribution

Assuming that the Distribution, together with certain related transactions, will qualify as a tax-free “reorganization” within the meaning of Section 368(a)(1)(D) of the Code and a tax-free distribution within the meaning of Section 355 of the Code, and that the Restructuring steps will qualify as transactions that are tax-free for U.S. federal income tax purposes, in general, for U.S. federal income tax purposes:

•	The Separation will not result in the recognition of income, gain or loss to VF or us;

•	No gain or loss will be recognized by, and no amount will be included in the income of, U.S. Holders of VF common stock upon the receipt of our common stock in the Distribution;

•

The aggregate tax basis of the shares of our common stock distributed in the Distribution to a U.S. Holder of VF common stock will be determined by allocating the aggregate tax basis such U.S. Holder has in the shares of VF common stock immediately before such Distribution between such VF common stock and our common stock in proportion to the relative fair market value of each immediately following the Distribution;

•

The holding period of any shares of our common stock received by a U.S. Holder of VF common stock in the Distribution will include the holding period of the shares of VF common stock held by a U.S. Holder prior to the Distribution; and

•

A U.S. Holder of VF common stock that receives cash in lieu of a fractional share of our common stock will recognize capital gain or loss, measured by the difference between the cash received for such fractional share and the U.S. Holder’s tax basis in that fractional share, determined as described above, and such gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the VF common stock is more than one year as of the closing date of the Distribution.

In general, if the Distribution, together with certain related transactions, does not qualify as a tax-free “reorganization” within the meaning of Section 368(a)(1)(D) of the Code and a tax-free distribution within the meaning of Section 355 of the Code, the Distribution will be treated as a taxable dividend to holders of VF common stock in an amount equal to the fair market value of our common stock received, to the extent of such holder’s ratable share of VF’s earnings and profits. In addition, if the Separation does not qualify as a tax-free transaction, VF will recognize taxable gain, which could result in significant tax to VF.

Even if the Separation were otherwise to qualify as a tax-free transaction, the Distribution will be taxable to VF under Section 355(e) of the Code if 50% or more of either the total voting power or the total fair market value of the stock of VF or our common stock is acquired as part of a plan or series of related transactions that includes the Distribution. If Section 355(e) applies as a result of such an acquisition, VF would recognize taxable gain as described above, but the Distribution would generally be tax-free to you. Under some circumstances, the Tax Matters Agreement would require us to indemnify VF for the tax liability associated with the taxable gain. See “—Agreements with VF—Tax Matters Agreement.”

Under the Tax Matters Agreement, we will generally be required to indemnify VF for the resulting taxes in the event that the Separation and/or related transactions fail to qualify for their intended tax treatment due to any action by us or any of our subsidiaries (see “—Agreements with VF—Tax Matters Agreement”). If the Separation were to be taxable to VF, the liability for payment of such tax by VF or by us under the Tax Matters Agreement could have a material adverse effect on VF or us, as the case may be.

Information Reporting and Backup Withholding

U.S. Treasury regulations generally require holders who own at least 5% of the total outstanding stock of VF (by vote or value) and who receive our common stock pursuant to the Distribution to attach to their U.S. federal income tax return for the year in which the Distribution occurs a detailed statement setting forth certain information relating to the tax-free nature of the Distribution. VF and/or we will provide the appropriate information to each holder upon request, and each such holder is required to retain permanent records of this information. In addition, payments of cash to a U.S. Holder of VF common stock in lieu of fractional shares of our common stock in the Distribution may be subject to information reporting, unless the U.S. Holder provides the withholding agent with proof of an applicable exemption. Such payments that are subject to information reporting may also be subject to backup withholding, unless such U.S. Holder provides the withholding agent with a correct taxpayer identification number and otherwise complies with the requirements of the backup withholding rules. Backup withholding does not constitute additional tax, but merely an advance payment, which may be refunded or credited against a U.S. Holder’s U.S. federal income tax liability, provided the required information is timely supplied to the IRS.

Appraisal Rights

No VF shareholder will have any appraisal rights in connection with the Separation.

Listing and Trading of Our Common Stock

As of the date of this information statement, there is no public market for our common stock. Our common stock has been approved for listing on the NYSE under the ticker symbol “KTB.”

Trading Between Record Date and Distribution Date

Beginning on the record date for the Distribution and continuing up to and including the Distribution Date for the Separation, we expect there will be two markets in VF common stock: a “regular-way” market and an “ex-distribution” market. Shares of VF common stock that trade on the “regular-way” market will trade with an entitlement to receive shares of Kontoor Brands common stock in the Distribution. Shares that trade on the “ex-distribution” market will trade without an entitlement to receive shares of Kontoor Brands common stock in the Distribution. Therefore, if you sell shares of VF common stock in the “regular-way” market after the close of business on the record date for the Distribution and up to and including through the Distribution Date, you will be selling your right to receive shares of Kontoor Brands common stock in the Distribution. If you own shares of VF common stock as of the close of business on the record date for the Distribution and sell those shares in the “ex-distribution” market, up to and including through the Distribution Date, you will still receive the shares of Kontoor Brands common stock that you would be entitled to receive in respect of your ownership, as of the record date, of the shares of VF common stock that you sold.

Furthermore, beginning on May 9, 2019 and continuing up to and including the Distribution Date for the Separation, we expect there will be a “when-issued” market in our common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for shares of Kontoor Brands common stock that will be distributed to VF shareholders on the Distribution Date. If you own shares of VF common stock as of the close of business on the record date, you would be entitled to receive shares of our common stock in the Distribution. You may trade this entitlement to receive shares of Kontoor Brands common stock, without trading the shares of VF common stock you own, in the “when-issued” market. On the first trading day following the Distribution Date, we expect “when-issued” trading with respect to Kontoor Brands common stock will end and “regular-way” trading in Kontoor Brands common stock will begin.

Conditions to the Distribution

We expect the Distribution will be effective on May 22, 2019, the Distribution Date, provided that, among other conditions described in the Separation and Distribution Agreement, the following conditions will have been satisfied or waived by VF in its sole discretion:

•

The Separation-related restructuring transactions contemplated by the Separation and Distribution Agreement (the “Restructuring Transactions”) and the consummation of certain new Kontoor Brands financing arrangements contemplated by the Separation and Distribution Agreement will each have been completed;

•

The VF Board of Directors will be satisfied that the Distribution will be made in a manner that does not cause VF to be unable to pay its debts in the usual course of its business or cause the total assets of VF to be less than the sum of its total liabilities, in each case in accordance with Section 1551 of the Corporations and Unincorporated Associations Law of the Commonwealth of Pennsylvania;

•

The VF Board of Directors will have approved the Distribution and will not have abandoned the Distribution or terminated the Separation and Distribution Agreement at any time prior to the Distribution;

•

The SEC will have declared effective our registration statement on Form 10, of which this information statement is a part, under the Exchange Act, no stop order suspending the effectiveness of our registration statement on Form 10 will be in effect and no proceedings for such purpose will have been instituted or threatened by the SEC, and this information statement, or a notice of Internet availability thereof, will have been mailed to the holders of VF common stock as of the record date for the Distribution;

•

All actions and filings necessary or appropriate under applicable federal, state or other securities laws or “blue sky” laws and the rules and regulations thereunder will have been taken and, where applicable, become effective or accepted;

•	Our common stock to be delivered in the Distribution will have been approved for listing on the NYSE, subject to official notice of issuance;

•

The Kontoor Brands Board of Directors, as named in this information statement, will have been duly elected, and the amended and restated articles of incorporation and amended and restated bylaws of Kontoor Brands, in substantially the form attached as exhibits to the registration statement of which this information statement is a part, will be in effect;

•	Each of the ancillary agreements contemplated by the Separation and Distribution Agreement will have been executed and delivered by the parties thereto;

•

VF will have received opinions of the Tax Advisers (each of which will not have been revoked or modified in any material respect), in each case reasonably satisfactory to VF, to the effect that, for U.S. federal income tax purposes, the Distribution, together with certain related transactions, will qualify as a tax-free “reorganization” within the meaning of Section 368(a)(1)(D) of the Code and a tax-free distribution within the meaning of Section 355 of the Code;

•

A nationally recognized valuation advisory firm acceptable to VF will have delivered one or more opinions to the VF Board of Directors concerning the solvency and capital adequacy matters relating to each of (a) VF and its remaining businesses and (b) Kontoor Brands and the Spin Business after consummation of the Distribution, and such opinions will be acceptable to the VF Board of Directors in its sole and absolute discretion and such opinions will not have been withdrawn or rescinded;

•

No applicable law will have been adopted, promulgated or issued that prohibits the consummation of the distribution or any of the transactions contemplated by the Separation and Distribution Agreement;

•

Any material governmental approvals and consents and any material permits, registrations and consents from third parties, in each case, necessary to effect the distribution and to permit the operation of the Spin Business after the Distribution substantially as conducted as of the date of the Separation and Distribution Agreement will have been obtained;

•

No event or development will have occurred or exist that, in the judgment of the VF Board of Directors, in its sole and absolute discretion, makes it inadvisable to effect the Distribution or other transactions contemplated by the Separation and Distribution Agreement; and

•

Certain necessary actions to complete the Separation will have occurred, including (a) the amended and restated articles of incorporation and amended and restated bylaws of Kontoor Brands, in substantially the form attached as exhibits to the registration statement of which this information statement forms a part, will be in effect and (b) VF will have entered into a distribution agent agreement with a distribution agent or otherwise provided instructions to a distribution agent regarding the Distribution.

The fulfillment of the foregoing conditions will not create any obligations on VF’s part to effect the Separation, and the VF Board of Directors has reserved the right, in its sole discretion, to abandon, modify or change the terms of the Separation, including by accelerating or delaying the timing of the consummation of all or part of the Distribution, at any time prior to the Distribution Date.

Agreements with VF

As part of the Separation, we will enter into a Separation and Distribution Agreement and several other agreements with VF to effect the Separation and provide a framework for our relationships with VF after the Separation. These agreements will provide for the allocation between us and VF of the assets, liabilities and obligations of VF and its subsidiaries, and will govern the relationships between Kontoor Brands and VF subsequent to the Separation (including with respect to transition services, employee matters, intellectual property matters, tax matters and certain other commercial relationships).

In addition to the Separation and Distribution Agreement (which will contain many of the key provisions related to our Separation from VF and the distribution of our shares of common stock to VF shareholders), these agreements include, among others:

•	A Tax Matters Agreement;

•	A Transition Services Agreement;

•	An Employee Matters Agreement;

•	Certain Intellectual Property License Agreements;

•	Certain Shared Facilities Agreements; and

•	Certain Commercial Arrangements.

The forms of the principal agreements described below have been filed as exhibits to the registration statement of which this information statement forms a part. The following descriptions of these agreements are summaries of the material terms of these agreements.

The Separation and Distribution Agreement

The Separation and Distribution Agreement will govern the overall terms of the Separation. Generally, the Separation and Distribution Agreement will include VF’s and our agreements relating to the restructuring steps to be taken to complete the Separation, including the assets and rights to be transferred, liabilities to be assumed and related matters.

Subject to the receipt of required governmental and other consents and approvals and the satisfaction of other closing conditions, in order to accomplish the Separation, the Separation and Distribution Agreement will provide for VF and us to transfer specified assets between the companies that will operate the Spin Business after the Distribution, on the one hand, and VF’s remaining businesses, on the other hand. The determination of the assets to be transferred between the companies shall be made by VF in its sole discretion. The Separation and Distribution Agreement will require VF and us to use reasonable efforts to obtain consents, approvals and amendments required to assign the assets and liabilities that are to be transferred pursuant to the Separation and Distribution Agreement.

Unless otherwise provided in the Separation and Distribution Agreement or any of the related ancillary agreements, all assets will be transferred on an “as is, where is” basis. Generally, if the transfer of any assets or any claim or right or benefit arising thereunder requires a consent that will not be obtained before the distribution for the Separation, or if the transfer or assignment of any such asset or such claim or right or benefit arising thereunder would be ineffective or would adversely affect the rights of the transferor thereunder so that the intended transferee would not in fact receive all such rights, the party retaining any asset that otherwise would have been transferred shall hold such asset in trust for the use and benefit of the party entitled thereto and retain such liability for the account of the party by whom such liability is to be assumed, and take such other action as may be reasonably requested by the party to which such asset is to be transferred, or by whom such liability is to be assumed, as the case may be, in order to place such party, insofar as reasonably possible, in the same position as would have existed had such asset or liability been transferred prior to the Distribution.

In addition, certain of the assets, employees and liabilities transferred to us relating to a distribution facility in the Czech Republic, which facility will be retained by VF and leased to us on a transitional basis, will be transferred to us subject to an option in favor of VF. The option will be exercisable at VF’s sole discretion during the ninety day period following the expiration of our lease to such facility, which has a term of one year subject to a right for us to extend the lease term for an additional two-month period. The option gives VF the right to purchase all of the outstanding equity interests of our subsidiary that will hold such assets, employees and liabilities for a purchase price equal to the fair market value of such equity interests as of the exercise of such option. Until the exercise or termination of such option, we are required to operate these assets in accordance with VF’s past practice and subject to certain other limitations.

The Separation and Distribution Agreement will specify those conditions that must be satisfied or waived by VF prior to the completion of the Separation, which are described further above in “—Conditions to the Distribution.” In addition, VF will have the right to determine the date and terms of the Separation, and will have the right, at any time until completion of the distribution, to determine to abandon or modify the distribution and to terminate the Separation and Distribution Agreement.

In addition, the Separation and Distribution Agreement will govern the treatment of indemnification, insurance and litigation responsibility and management. Generally, the Separation and Distribution Agreement will provide for uncapped cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of our business with us and financial responsibility for the obligations and liabilities of VF’s retained businesses with VF. The Separation and Distribution Agreement will also establish procedures for handling claims subject to indemnification and related matters.

Tax Matters Agreement

In connection with the Separation, we and VF will enter into a tax matters agreement (the “Tax Matters Agreement”) that will govern the parties’ respective rights, responsibilities and obligations with respect to taxes, including taxes arising in the ordinary course of business, and taxes, if any, incurred as a result of the failure of the Distribution (and certain related transactions) to qualify for tax-free treatment for U.S. federal income tax purposes. The Tax Matters Agreement will also set forth the respective obligations of the parties with respect to the filing of tax returns, the administration of tax contests and assistance and cooperation on tax matters.

In general, the Tax Matters Agreement will govern the rights and obligations that we and VF have after the Separation with respect to taxes for both pre- and post-closing periods. Under the Tax Matters Agreement, VF generally will be responsible for all of our pre-closing income taxes that are reported on combined tax returns with VF or any of its affiliates. We will generally be responsible for all other income taxes and all non-income taxes primarily related to Kontoor Brands.

The Tax Matters Agreement will further provide that:

•

Without duplication for our indemnification obligations described in the prior paragraph, we will generally indemnify VF against (i) taxes arising in the ordinary course of business for which we are responsible (as described above) and (ii) any liability or damage resulting from a breach by us or any of our affiliates of a covenant or representation made in the Tax Matters Agreement; and

•	VF will indemnify us against taxes for which VF is responsible under the Tax Matters Agreement (as described above).

In addition to the indemnification obligations described above, the indemnifying party will generally be required to indemnify the indemnified party against any interest, penalties, additions to tax, losses, assessments, settlements or judgments arising out of or incident to the event giving rise to the indemnification obligation, along with costs incurred in any related contest or proceeding.

Further, the Tax Matters Agreement generally will prohibit us and our affiliates from taking certain actions that could cause the Separation and certain related transactions to fail to qualify for their intended tax treatment, including:

•

During the two-year period following the Distribution Date (or otherwise pursuant to a “plan” within the meaning of Section 355(e) of the Code), we may not cause or permit certain business combinations or transactions to occur;

•	During the two-year period following the Distribution Date, we may not discontinue the active conduct of our business (within the meaning of Section 355(b)(2) of the Code);

•

During the two-year period following the Distribution Date, we may not sell or otherwise issue our common stock, other than pursuant to issuances that satisfy certain regulatory safe harbors set forth in Treasury regulations related to stock issued to employees and retirement plans;

•

During the two-year period following the Distribution Date, we may not redeem or otherwise acquire any of our common stock, other than pursuant to open-market repurchases of less than 20% of our common stock (in the aggregate);

•

During the two-year period following the Distribution Date, we may not amend our articles of incorporation (or other organizational documents) or take any other action, whether through a shareholder vote or otherwise, affecting the voting rights of our common stock; and

•

More generally, we may not take any action that could reasonably be expected to cause the Separation and certain related transactions to fail to qualify as tax-free transactions for U.S. federal income tax purposes or non-U.S. tax purposes.

In the event that the Separation and certain related transactions fail to qualify for their intended tax treatment, in whole or in part, and VF is subject to tax as a result of such failure, the Tax Matters Agreement will determine whether VF must be indemnified for any such tax by us. As a general matter, under the terms of the Tax Matters Agreement, we are required to indemnify VF for any tax-related losses in connection with the Separation due to any action by us or any of our subsidiaries following the Separation. Therefore, in the event that the Separation and/or related transactions fail to qualify for their intended tax treatment due to any action by us or any of our subsidiaries, we will generally be required to indemnify VF for the resulting taxes.

Transition Services Agreement

The Transition Services Agreement will set forth the terms on which VF will provide to us, and we will provide to VF, on a transitional basis, certain services or functions that the companies historically have shared.

Transition services will include various corporate, administrative, logistics, supply chain, distribution, contract manufacturing and information technology services. The Transition Services Agreement will provide for the provision of specified transition services, generally for a period of up to two years following the Distribution. Compensation for transition services will be determined using an internal cost allocation methodology based on fully loaded cost (e.g., including an allocation of corporate overhead), or, in certain cases, may be based on terms and conditions comparable to those that would have been arrived at by parties bargaining at arm’s-length.

Employee Matters Agreement

We intend to enter into an Employee Matters Agreement with VF prior to the Separation that will govern each company’s respective compensation and benefit obligations with respect to current and former employees, directors and consultants. The Employee Matters Agreement will set forth general principles relating to employee matters in connection with the Separation, such as the assignment of employees, the assumption and retention of liabilities and related assets, expense reimbursements, workers’ compensation, leaves of absence, the provision of comparable benefits, employee service credit, the sharing of employee information and duplication or acceleration of benefits.

The Employee Matters Agreement generally will allocate liabilities and responsibilities relating to employee compensation and benefit plans and programs with VF retaining liabilities (both pre- and post-Distribution) and responsibilities with respect to VF participants who will remain with VF and Kontoor Brands assuming liabilities and responsibilities with respect to participants who will transfer to Kontoor Brands in connection with the Separation. The Employee Matters Agreement will provide that, following the Distribution, Kontoor Brands active employees generally will no longer participate in benefit plans sponsored or maintained by VF and will commence participation in Kontoor Brands benefit plans.

The Employee Matters Agreement will also provide that (i) the Distribution does not constitute a change in control under VF’s plans, programs, agreements or arrangements and (ii) the Distribution and the assignment, transfer or continuation of the employment of employees with another entity will not constitute a severance event under applicable plans, programs, agreements or arrangements.

Intellectual Property License Agreements

We intend to enter into two Intellectual Property License Agreements, pursuant to which we will grant and receive licenses under certain intellectual property. The Intellectual Property License Agreements will generally provide us and VF the freedom to continue operating our respective businesses following the Distribution, including as follows:

•

Under one Intellectual Property License Agreement, we will grant a non-exclusive, worldwide, fully paid-up and royalty-free license to any intellectual property, excluding trademarks, transferred to us in connection with the Separation in order for VF to continue operating its business in the manner conducted as of the Distribution, as well as any natural extensions or evolutions of such business.

•

Under the other Intellectual Property License Agreement, we will receive a non-exclusive, worldwide, fully paid-up and royalty-free license to any intellectual property, excluding trademarks, retained by VF but used in the Spin Business as of the Distribution in order for us to continue operating the Spin Business in the manner conducted as of the Distribution, as well as any natural extensions or evolutions of the Spin Business.

•

Under such Intellectual Property License Agreement, we will also receive the right to use certain VF trademarks on a transitional basis for a limited period of time following the Separation, including in connection with our VF Outlet™ business. If we desire to use such VF trademarks, including in connection with our VF Outlet™ business, after the transition period, we will be required to enter into an arms-length trademark license with VF.

Shared Facilities Agreements

Prior to the Restructuring, the Spin Business shared approximately 59 owned or leased facilities with VF and its remaining businesses in 25 countries (the “Shared Facilities”). We intend to continue operating the Spin Business through 12 of such Shared Facilities, on a transitionary or permanent basis, and as part of the Restructuring we intend to enter into lease, sub-lease or temporary service agreements or arrangements with VF. These shared facilities agreements will be negotiated prior to the Separation between us and VF. Compensation for such lease, sub-lease or other agreements or arrangements will generally be determined based on the space allocated to the Spin Business and the remaining businesses of VF, respectively, or, in certain cases, may be based on terms and conditions comparable to those that would have been arrived at by the parties bargaining at arm’s length.

Commercial Arrangements

We intend to enter into certain commercial arrangements with VF in connection with the Separation. These commercial arrangements will include one or more agreements with VF or a subsidiary thereof pursuant to which VF or its subsidiary will continue to distribute certain products of the Spin Business in specified geographic regions, including, among others, Israel and Russia, for a term generally ending on March 31, 2020, depending on the product and region. These agreements modify our historical intercompany arrangements and reflect pricing we believe to be arm’s length.

We do not believe that any of such commercial arrangements, individually or in the aggregate, are material to the Spin Business.

Transferability of Shares of Our Common Stock

The shares of our common stock that you will receive in the Distribution will be freely transferable, unless you are considered an “affiliate” of ours under Rule 144 under the Securities Act. Persons who can be considered our affiliates after the Separation generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by or are under common control with us, and may include certain of our officers and directors. In addition, individuals who are affiliates of VF on the Distribution Date may be deemed to be affiliates of ours. We estimate that our directors and executive officers, who may be considered “affiliates” for purposes of Rule 144, will beneficially own approximately 9,840,160 shares of our common stock immediately following the Separation. See “Ownership of Common Stock by Certain Beneficial Owners and Management” included elsewhere in this information statement. Our affiliates may sell shares of our common stock received in the Distribution only:

•	Under a registration statement that the SEC has declared effective under the Securities Act; or

•	Under an exemption from registration under the Securities Act, such as the exemption afforded by Rule 144.

In general, under Rule 144 as currently in effect, an affiliate will be entitled to sell, within any three-month period, a number of shares of our common stock that does not exceed the greater of:

•	One percent of our common stock then outstanding; or

•	The average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 for the sale.

Rule 144 also includes notice requirements and restrictions governing the manner of sale for sales by our affiliates. Sales may not be made under Rule 144 unless certain information about us is publicly available.

Reason for Furnishing this Information Statement

This information statement is being furnished solely to provide information to VF shareholders who are entitled to receive shares of our common stock in the Distribution. The information statement is not, and is not to be construed as, an inducement or encouragement to buy, hold or sell any of our securities. We believe the information contained in this information statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither VF nor we undertake any obligation to update such information except in the normal course of our respective public disclosure obligations.

DIVIDEND POLICY

We intend to pay a quarterly dividend, in cash, at an annual rate initially equal to $2.24 per share of our common stock (representing a quarterly rate initially equal to $0.56 per share). The declaration and amount of any dividends to holders of our common stock will be at the discretion of our Board of Directors and will depend upon many factors, including our financial condition, earnings, cash flows, capital requirements of our business, covenants associated with our debt obligations, legal requirements, regulatory constraints, industry practice and any other factors the Board of Directors deems relevant.

CAPITALIZATION

The following table sets forth our cash and equivalents and our capitalization as of December 29, 2018 on a historical and pro forma basis to give effect to the Separation, the incurrence of debt and other matters, as discussed in “The Separation.”

The pro forma adjustments are based upon available information and assumptions that management believes are reasonable; however, such adjustments are subject to change based on the finalization of the terms of the Separation and the agreements which define our relationship with VF after the completion of the Separation. In addition, such adjustments are estimates and may not prove to be accurate.

You should read the information in the following table together with “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Combined Financial Statements” and our historical combined financial statements and the related notes included elsewhere in this information statement.

We are providing the capitalization table for information purposes only. The capitalization table below may not reflect the capitalization or financial condition that would have resulted had we been operating as an independent, publicly traded company on December 29, 2018 and is not necessarily indicative of our future capitalization or financial condition.

	As of December 29, 2018
	Actual	Pro Forma (Unaudited)
	(In thousands, except share amounts)
Cash and equivalents (1)	$96,776	$100,000

Indebtedness:
Short-term:
Short-term borrowings	3,215	3,215
Related party notes payable (2)	269,112	—
Long-term:
Long-term debt (3)	—	1,033,108

Total indebtedness	272,327	1,036,323

Equity:
Common stock, no par value; 600,000,000 shares authorized, 56,417,813 shares issued and outstanding, pro forma (4)	—	—
Additional paid-in-capital (4)	—	15,449
Parent company investment (4)	1,868,634	—
Accumulated other comprehensive income (loss) (5)	(145,182)	(92,384)

Total equity	$1,723,452	$(76,935)

Total capitalization	$1,995,779	$959,388

(1)	Reflects an expected cash amount of $100.0 million at Separation following receipt of debt proceeds and expected cash transfer to VF or one or more of its subsidiaries.
(2)	Reflects that VF will retain this payable at Separation.
(3)	Reflects an estimated $1.05 billion of long-term indebtedness we expect to incur in connection with the Separation, less $16.9 million of estimated debt issuance costs.
(4)

At Separation, VF’s net investment in us will be eliminated to reflect the distribution of our common stock to VF’s shareholders, at an exchange ratio of one share of our common stock for every seven shares of VF common stock.

(5)

Reflects (i) elimination of the accumulated other comprehensive loss related to our operations in Argentina since VF will retain these operations at Separation and (ii) the transfer of accumulated other comprehensive income related to the Company’s portion of VF’s hedging agreements with counterparties.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The unaudited pro forma combined financial statements consist of an unaudited pro forma combined statement of income for the year ended December 29, 2018 and an unaudited pro forma combined balance sheet as of December 29, 2018. The unaudited pro forma combined financial statements should be read in conjunction with our historical audited combined financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this information statement. The unaudited pro forma combined statement of income has been prepared to give effect to the Pro Forma Transactions (as defined below) as if the Pro Forma Transactions had occurred or became effective as of December 31, 2017, the beginning of our most recently completed fiscal year. The unaudited pro forma combined balance sheet has been prepared to give effect to the Pro Forma Transactions as though the Pro Forma Transactions had occurred as of December 29, 2018. The unaudited pro forma combined financial statements constitute forward-looking information and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See “Special Note Regarding Forward-Looking Statements.”

The unaudited pro forma combined financial statements presented below have been derived from our historical audited combined financial statements included elsewhere in this information statement and do not purport to represent what our financial position and results of operations would have been had the Separation occurred on the dates indicated and are not necessarily indicative of our future financial position and future results of operations. In addition, the unaudited pro forma combined financial statements are provided for illustrative and informational purposes only. The pro forma adjustments are based on available information and assumptions we believe are reasonable; however, such adjustments are subject to change.

VF did not account for us as, and we were not operated as, an independent, publicly traded company for the periods presented. Our unaudited pro forma combined financial statements have been prepared to reflect adjustments to our historical audited combined financial statements that are (1) directly attributable to the Pro Forma Transactions; (2) factually supportable; and (3) with respect to the unaudited pro forma statement of income, expected to have a continuing impact on our results of operations. The unaudited pro forma combined financial statements have been adjusted to give effect to the following (the “Pro Forma Transactions”):

•

The contribution by VF to us of all the assets and liabilities that comprise the Spin Business and the retention by VF of certain specified assets and liabilities reflected in our historical combined financial statements, in each case, pursuant to the Separation and Distribution Agreement;

•

The anticipated post-Separation capital structure, including: (i) the incurrence of debt and the funding of a cash transfer to VF; and (ii) the issuance of our common stock to holders of VF common stock;

•	The resulting elimination of VF’s net investment in us;

•	Transaction costs specifically related to the Separation; and

•

The impact of, and transactions contemplated by, the Separation and Distribution Agreement, Tax Matters Agreement, Transition Services Agreement, Employee Matters Agreement, Intellectual Property License Agreements, and other agreements related to the Separation between us and VF and the provisions contained therein.

A final determination regarding our capital structure has not yet been made, and the Separation and Distribution Agreement, Tax Matters Agreement, Transition Services Agreement, Employee Matters Agreement and Intellectual Property License Agreements and certain other transaction agreements have not been finalized. As such, the pro forma statements may be revised in future amendments to reflect the impact on our capital structure and the final form of those agreements, to the extent any such revisions would be deemed material.

The operating expenses reported in our historical audited combined statement of income include allocations of certain VF costs, such as corporate costs, shared services, and other related costs that benefit us.

As an independent, publicly traded company, we expect to incur additional recurring expenses. The significant assumptions involved in determining our estimates of the recurring costs of being an independent, publicly traded company include:

•	Costs to perform financial reporting, tax, regulatory compliance, corporate governance, treasury, legal, internal audit and investor relations activities;

•	Compensation, including equity-based awards, and benefits with respect to new and existing positions;

•	Depreciation and amortization related to information technology infrastructure investments;

•	Insurance premiums; and

•	Changes in our overall facility costs.

Incremental recurring expenses attributable to these additional activities are estimated to be up to $10.0 million before income taxes annually. A pro forma adjustment has not been made to the accompanying unaudited pro forma combined statement of income to reflect these additional expenses because they are projected amounts based on estimates and would not be factually supportable.

We currently estimate that we will incur between $110.0 million and $125.0 million in costs and expenses associated with becoming an independent, publicly traded company within 18 to 24 months of the Distribution. The accompanying unaudited pro forma combined statement of income has not been adjusted for these estimated costs and expenses as they are not expected to have an ongoing impact on our operating results and are projected amounts based on estimates that are not factually supportable. These costs and expenses are expected to include:

•	Accounting, tax, and other professional costs pertaining to our separation and establishment as an independent, publicly traded company;

•	Recruiting and relocation costs associated with hiring key senior management personnel new to our company; and

•	Costs to separate and implement information systems.

Subject to the terms of the Separation and Distribution Agreement, VF will pay all nonrecurring third-party costs and expenses related to the Separation and incurred prior to the completion of the Separation. Such nonrecurring amounts are expected to include costs to separate and/or duplicate information technology systems, investment banker fees (other than fees and expenses in connection with the debt financing), third-party legal and accounting fees, and similar costs. After the completion of the Separation, subject to the terms of the Separation and Distribution Agreement, all costs and expenses related to the Separation incurred by either VF or us will be borne by the party incurring the costs and expenses.

Our retained cash balance is subject to adjustments prior to and following the completion of the Separation. The following unaudited pro forma combined balance sheet does not reflect any such adjustments, as the amounts are not currently determinable and would represent a financial projection.

Kontoor Brands

Unaudited Pro Forma Combined Balance Sheet

As of December 29, 2018

(In thousands, except share amounts)

	Historical	Pro Forma Adjustments (1)		Pro Forma
ASSETS
Current assets
Cash and equivalents	$96,776	$3,224	(a)	$100,000
Accounts receivable, less allowance for doubtful accounts	252,966	(3,728)	(b)	249,238
Due from related parties, current	547,690	(547,690)	(c)	—
Related party notes receivable	517,940	(517,940)	(d)	—
Inventories	473,812	(4,962)	(b)	468,850
Other current assets	52,014	(9,114)	(b) (d)	42,900

Total current assets	1,941,198	(1,080,210)		860,988
Due from related parties, noncurrent	611	(611)	(e)	—
Property, plant and equipment, net	138,449	(720)	(b)	137,729
Intangible assets, net	53,059	—		53,059
Goodwill	214,516	—		214,516
Other assets	110,632	(14,310)	(b) (f)	96,322

TOTAL ASSETS	$2,458,465	$(1,095,851)		$1,362,614

LIABILITIES AND EQUITY (DEFICIT)
Current liabilities
Short-term borrowings	$3,215	$—		$3,215
Accounts payable	134,129	14,580	(b) (g)	148,709
Due to related parties, current	16,140	(16,140)	(g)	—
Related party notes payable	269,112	(269,112)	(d)	—
Accrued liabilities	194,228	(8,145)	(b) (d) (f)	186,083

Total current liabilities	616,824	(278,817)		338,007
Other liabilities	118,189	(49,755)	(f)	68,434
Long-term debt	—	1,033,108	(h)	1,033,108
Commitments and contingencies

Total liabilities	735,013	704,536		1,439,549

Equity (deficit)
Common stock, no par value; 600,000,000 shares authorized, 56,417,813 shares issued and outstanding, pro forma	—	—	(i)	—
Additional paid-in-capital	—	15,449	(i)	15,449
Parent company investment	1,868,634	(1,868,634)	(i)	—
Accumulated other comprehensive income (loss)	(145,182)	52,798	(b) (j)	(92,384)

Total equity (deficit)	1,723,452	(1,800,387)		(76,935)

TOTAL LIABILITIES AND EQUITY (DEFICIT)	$2,458,465	$(1,095,851)		$1,362,614

(1)	The change in our cost structure related to becoming an independent, publicly traded company is not reflected above.

See Notes to Unaudited Pro Forma Combined Financial Statements.

Kontoor Brands

Unaudited Pro Forma Combined Statement of Income

Year Ended December 29, 2018

(In thousands, except per share amounts)

	Historical	Pro Forma Adjustments (1)		Pro Forma
Net revenues	$2,763,998	$(81,332)	(b) (k)	$2,682,666
Costs and operating expenses
Cost of goods sold	1,649,435	(73,018)	(b) (k) (l)	1,576,417
Selling, general and administrative expenses	781,521	(26,171)	(b) (l) (m)	755,350

Total costs and operating expenses	2,430,956	(99,189)		2,331,767

Operating income	333,042	17,857		350,899
Related party interest income, net	7,738	(7,738)	(d)	—
Other interest income (expense), net	4,567	(56,104)	(b) (h)	(51,537)
Other income (expense), net	(5,269)	(149)	(b)	(5,418)

Income before income taxes	340,078	(46,134)		293,944
Income taxes	77,005	(10,519)	(f)	66,486

Net income	$263,073	$(35,615)		$227,458

Pro forma net income per share of common stock:
Basic			(n)	$4.03
Diluted			(o)	$4.03
Weighted average number of common shares outstanding:
Basic			(n)	56,450,153
Diluted			(o)	56,450,153

(1)	The change in our cost structure related to becoming an independent, publicly traded company is not reflected above.

See Notes to Unaudited Pro Forma Combined Financial Statements.

Notes to Unaudited Pro Forma Combined Financial Statements

(a)	The following represents adjustments to reflect an expected cash amount of $100.0 million at Separation:

As of December 29, 2018
(In thousands)
Cash received from incurrence of debt	$1,050,000
Cash transfer to VF at Separation	(1,029,884)
Cash paid for debt issuance costs	(16,892)

Total pro forma adjustment to cash	$3,224

(b)

In January 2019, VF decided to cease its operations in Argentina, including those of the Company. In conjunction with the Separation, VF will retain all assets and liabilities of the Company’s operations in Argentina. Consequently, we have removed all Argentina-related assets and liabilities from the unaudited pro forma combined balance sheet as of December 29, 2018. We have also removed operating results for the Argentina business from the unaudited pro forma combined statement of income for the year ended December 29, 2018, since VF’s decision to shut down operations in Argentina will have a continuing impact. The Company does not expect to incur any costs with respect to VF’s decision to cease operations in Argentina, as VF will retain responsibility for these costs.

The following assets and liabilities related to our Argentina business have been removed from the unaudited pro forma combined balance sheet as of December 29, 2018:

As of December 29, 2018
(In thousands)
Accounts receivable, less allowance for doubtful accounts	$3,728
Inventories	4,962
Other current assets	1,769
Property, plant and equipment, net	720
Other assets	540
Accounts payable	1,560
Accrued liabilities	3,697
Accumulated other comprehensive income (loss)	(44,626)

The following operating results for our Argentina business have been removed from the unaudited pro forma combined statement of income for the year ended December 29, 2018:

For the Year Ended December 29, 2018
(In thousands)
Net revenues	$30,370
Cost and operating expenses
Cost of goods sold	19,122
Selling, general and administrative expenses	20,235

Total costs and operating expenses	39,357
Operating income (loss)	(8,987)
Other interest income (expense), net	(579)
Other income (expense), net	149

Income (loss) before income taxes	$(9,417)

(c)

In connection with the Separation, the Company’s portion of VF’s hedging agreements with counterparties will be settled with VF. Additionally, VF will retain certain due from related parties, current balances. Accordingly, we have reflected the following adjustments in the unaudited pro forma combined balance sheet as of December 29, 2018:

As of December 29, 2018
(In thousands)
Sale of trade accounts receivable (retained by VF)	$(544,858)
Hedging agreements with VF (settled with VF)	(2,832)

Total pro forma adjustment to due from related parties, current	$(547,690)

(d)

In connection with the Separation, VF will retain the related party notes receivable and related party notes payable balances, along with any associated accrued interest balances. Accordingly, we have removed these amounts from the unaudited pro forma combined balance sheet as of December 29, 2018. We have also removed the related party interest income, net associated with these notes from the unaudited pro forma combined statement of income for the year ended December 29, 2018.

The following summarizes the related party accrued interest balances removed from the unaudited pro forma combined balance sheet as of December 29, 2018:

As of December 29, 2018
(In thousands)
Accrued interest receivable (other current assets)	$7,345
Accrued interest payable (accrued liabilities)	4,280

(e)	In connection with the Separation, the Company’s portion of VF’s hedging agreements with counterparties will be settled with VF.

(f)

In connection with the Separation, VF will retain the net liabilities associated with specific uncertain tax positions related to VF’s U.S. consolidated tax filing. Accordingly, we have removed the following uncertain tax positions from the unaudited pro forma combined balance sheet as of December 29, 2018:

As of December 29, 2018
(In thousands)
Other assets	$13,770
Accrued liabilities	168
Other liabilities	49,755

The pro forma income tax expense adjustment reflects a blended statutory tax rate of 22.8% based on statutory rates by jurisdiction. Management believes the blended statutory tax rate provides a reasonable basis for the pro forma adjustment. However, the effective tax rate of Kontoor could be significantly different depending on actual operating results by jurisdiction and the application of enacted tax law to those specific results. The following summarizes the calculation of our pro forma income tax expense adjustment in the unaudited pro forma combined statement of income for the year ended December 29, 2018:

For the Year Ended December 29, 2018
(In thousands)
Total pro forma adjustments to income before income taxes	$(46,134)
Blended statutory tax rate	22.8%

Total pro forma adjustment to income taxes	$(10,519)

(g)

In connection with the Separation, the purchase of finished goods through VF will be replaced by purchases from third parties. Accordingly, we have reclassified the due to related parties, current balance to third-party accounts payable in the unaudited pro forma combined balance sheet as of December 29, 2018.

(h)

The adjustments assume that we will incur debt comprised of two term loans in an aggregate principal amount of $1.05 billion that will be used primarily, directly or indirectly, to fund a cash transfer to members of VF’s group. We currently estimate the debt will have an estimated weighted average interest rate of approximately 5.1%. The terms of such indebtedness are being negotiated and will be finalized prior to the Separation, and the pro forma adjustments may change accordingly. The adjustments also assume that we will incur estimated debt issuance fees of $16.9 million. We also expect to enter into a revolver facility, but no amount is expected to be drawn or used to fund a cash transfer to VF upon Separation.

For the Year Ended December 29, 2018
(In thousands)
Interest expense on total debt at estimated weighted average rate of approximately 5.1%	$(53,727)
Amortization of debt issuance costs	(2,956)

Total interest expense from debt	$(56,683)

A 1/8% variance in the estimated weighted average interest rate on the debt would change the annual interest expense by approximately $1.3 million.

(i)

Reflects the reclassification of VF’s net investment in us, which was recorded in Parent company investment, into additional paid-in-capital and common stock to reflect the assumed issuance of              million shares of our common stock with no par value pursuant to the Separation and Distribution agreement immediately prior to the Separation. We have assumed the number of outstanding shares of our common stock based on the number of shares of VF common stock outstanding on December 29, 2018 and a distribution ratio of one share of our common stock for every seven shares of VF common stock.

The following summarizes the pro forma adjustment to additional paid-in capital:

As of December 29, 2018
(In thousands)
Parent company investment	$1,868,634
Uncertain tax positions, net	36,153
Cash transfer to VF at Separation	(1,029,884)
Related party balances, net	(800,194)
Company’s portion of accumulated other comprehensive income related to VF’s hedging arrangements (see Note (j) below)	(8,172)
Argentina balance sheet, net	(51,088)

Total pro forma adjustment to additional paid-in capital	$15,449

(j)	Reflects the transfer of accumulated other comprehensive income related to the Company’s portion of VF’s hedging agreements with counterparties.

(k)

In connection with the Separation, the Company is exiting its transportation fleet operations and thus will no longer provide these services to other VF coalitions. Additionally, the Company will cease manufacturing products for other VF coalitions shortly following the Separation (currently expected to end September 2019). Accordingly, we have removed the related operating results from the unaudited pro forma combined statement of income for the year ended December 29, 2018 as follows:

For the Year Ended December 29, 2018
(In thousands)
Net revenues	$50,962
Cost of goods sold	48,643

The Company does not expect to incur any costs with respect to exiting its transportation fleet, as VF will retain responsibility for these costs. In addition, the Company does not expect to incur any significant costs with respect to ceasing manufacturing products for other VF coalitions.

(l)

Reflects the removal of the service and non-service components of net periodic pension costs (benefit) related to the U.S. Shared Plans allocated to us by VF. During the quarter ended June 30, 2018, VF approved a freeze of all future benefit accruals under the U.S. Shared Plans, effective December 31, 2018. No portion of the U.S. Shared Plans will transfer to the Company upon Separation. Furthermore, the Company is not expected to replace the frozen pension benefits with other forms of compensation to Company employees. Accordingly, we recorded the following adjustments to remove these costs from the unaudited pro forma combined statement of income for the year ended December 29, 2018:

For the Year Ended December 29, 2018
(In thousands)
Cost of goods sold	$5,253
Selling, general and administrative expenses	(369)

(m)

Reflects the removal of $6.3 million of transaction costs paid to advisors, attorneys and other third parties directly related to the Separation. Transaction costs have been eliminated as these costs are directly attributable to the Separation and are not expected to have a continuing impact on our operating results following consummation of the Separation.

(n)

Pro forma basic earnings per share (EPS) and pro forma basic weighted average number of shares outstanding are based on the number of VF basic weighted average shares outstanding for the year ended December 29, 2018, adjusted for a distribution ratio of one share of our common stock for every seven shares of VF common stock.

(o)

Pro forma diluted EPS and pro forma diluted weighted average number of shares outstanding are based on the number of basic shares of our common stock as described in Note (m) above. The actual dilutive effect following the completion of the Separation will depend on various factors, including employees who may change employment between Kontoor and VF and the impact of equity-based compensation arrangements. We cannot fully estimate the dilutive effects at this time.

SELECTED HISTORICAL COMBINED FINANCIAL DATA

The following table presents our selected historical combined financial data as of and for each of the years in the five-year period ended December 29, 2018. We derived the selected historical combined financial data as of December 29, 2018 and December 30, 2017, and for each of the years in the three-year period ended December 29, 2018, from our audited combined financial statements included elsewhere in this information statement. We derived the selected historical combined financial data as of December 31, 2016, and as of and for the years ended January 2, 2016 and January 3, 2015, from our unaudited combined financial information that is not included in this information statement. In management’s opinion, the unaudited combined financial information has been prepared on the same basis as our audited combined financial statements and includes all adjustments necessary for a fair statement of the information for the periods presented.

Our historical audited combined financial statements and unaudited combined financial information include certain expenses of VF that have been charged to us for certain centralized functions and programs provided and administered by VF including, but not limited to, information technology, human resources, accounting shared services, supply chain, insurance, and the service cost component of net periodic pension costs. In addition, for purposes of preparing our audited combined financial statements and the unaudited combined financial information, we have allocated a portion of VF’s total corporate expenses to such financial statements, with the allocations related primarily to the support provided by VF’s executive management, finance, accounting, legal, human resources, the related benefit costs associated with such functions, such as stock-based compensation, and the cost of VF’s Greensboro, North Carolina corporate headquarters. Allocations also include the non-service components of net periodic pension costs. These costs may not be representative of the future costs we will incur as an independent, publicly traded company. In addition, our historical financial information does not reflect changes that we expect to experience in the future as a result of our separation from VF, including changes in financing, operations, cost structure and personnel needs of our business. Consequently, the financial information included here may not necessarily reflect our financial position, results of operations and cash flows in the future or what our financial condition, results of operations and cash flows would have been had we been an independent, publicly traded company during the periods presented.

The selected historical combined financial data presented below should be read in conjunction with our audited combined financial statements and the related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the “Unaudited Pro Forma Condensed Combined Financial Statements” and accompanying notes included elsewhere in this information statement.

	2018	2017 (1)	2016	2015	2014
	(Dollars in thousands)
Summary of Operations
Net revenues	$2,763,998	$2,830,106	$2,926,464	$3,008,776	$3,011,542
Operating income (2)	333,042	357,418	408,698	506,025	467,298
Net income (2)	263,073	116,191	315,030	376,802	331,114
EBITDA (Non-GAAP) (3)	358,808	387,688	441,259	530,424	492,033

Financial Position (4)
Working capital	$1,324,374	$935,125	$864,815	$846,776	$845,045
Current ratio	3.1	2.5	2.4	2.3	2.3
Total assets (5)	$2,458,465	$2,126,410	$2,158,292	$2,083,809	$2,101,312
Equity	$1,723,452	1,357,893	1,392,847	1,327,722	1,332,150
Debt to total capital ratio (6)	13.6%	16.8%	16.5%	17.1%	17.1%

Other Statistics
Operating margin	12.0%	12.6%	14.0%	16.8%	15.5%
Cash (used) provided by operations (1)(7)	$(96,303)	$168,601	$323,952	$297,904	$387,067
Capital expenditures	21,038	25,584	27,575	23,583	21,150
Software purchases	1,663	879	570	1,560	395

(1)

We recorded a $136.7 million provisional tax charge during 2017 related to the impact of the Tax Act, of which $110.6 million related to the transition tax and was deemed settled in cash with VF at December 2017 for purposes of the combined financial statements.

(2)	We recorded restructuring charges of $20.4 million, $9.5 million and $21.6 million in 2018, 2017 and 2016, respectively. Restructuring charges were not significant in 2015 and 2014.
(3)	See below “—Non-GAAP Financial Measures.”
(4)

We early adopted the accounting standards update regarding intra-entity transfers in the first quarter of 2017, which resulted in a cumulative adjustment to Parent company investment within equity and reduction in other assets in the combined balance sheet at January 1, 2017 of $70.2 million. We adopted the accounting standards update regarding revenue recognition in the first quarter of 2018, which resulted in a cumulative adjustment to increase Parent company investment within equity of $3.0 million.

(5)	Total assets include related party notes receivable of $517.9 million, $547.7 million, $517.9 million, $518.0 million and $598.3 million at December 2018, 2017, 2016, 2015 and 2014, respectively.
(6)

Total capital is defined as equity plus debt. We did not have any long-term debt in the periods presented. Short-term debt includes short-term borrowings and related party notes payable. Related party notes payable approximated $269.1 million in all periods presented.

(7)	2018 cash used by operations was adversely impacted by $323.3 million lower cash proceeds from settlement of the intercompany sale to VF of certain of the Company’s trade accounts receivable.

Non-GAAP Financial Measures (1)

It is management’s intent to provide non-GAAP financial information to enhance the understanding of our GAAP financial information, and it should be considered by the reader in addition to, but not instead of, the financial statements prepared in accordance with GAAP. Management believes that the following non-GAAP financial measures provide investors and analysts useful insight into our financial position and operating performance. Each non-GAAP financial measure is presented along with the most directly comparable GAAP measure so as not to imply that more emphasis should be placed on the non-GAAP measure. The non-GAAP financial information presented may be determined or calculated differently by other companies and therefore may not be comparable among companies.

	2018	2017	2016	2015	2014
	(In thousands)
Net income—GAAP	$263,073	$116,191	$315,030	$376,802	$331,114
Related party interest income, net	(7,738)	(3,372)	(1,470)	(3,220)	(3,478)
Other interest income, net	(4,567)	(1,721)	(1,909)	(2,628)	(1,358)
Income taxes	77,005	242,962	95,457	131,189	137,249
Depreciation and amortization	31,035	33,628	34,151	28,281	28,506

EBITDA (Non-GAAP)	$358,808	$387,688	$441,259	$530,424	$492,033

(1)

We evaluate performance on the basis of EBITDA. We define “EBITDA” as our net income calculated in accordance with U.S. GAAP, plus the sum of net interest income, income taxes, depreciation and amortization. We believe that EBITDA is an important indicator of operating performance because:

•

EBITDA excludes the effects of income taxes, as well as the effects of financing and investing activities by eliminating the effects of interest and depreciation expenses and therefore more closely measures our operational performance; and

•

certain adjustment items, while periodically affecting our results, may vary significantly from period to period and have disproportionate effect in a given period, which affects comparability of our results.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations for the three years ended December 29, 2018 should be read in conjunction with our audited combined financial statements and the notes thereto, included elsewhere in this information statement, as well as the information presented under “Unaudited Pro Forma Combined Financial Statements,” “Selected Historical Combined Financial Data” and “Business.” The following discussion and analysis includes forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those expressed or implied by the forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed elsewhere in this information statement. See in particular “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”

Overview

We are a global apparel leader focused on the design, manufacturing, sourcing, marketing, and distribution of our portfolio of brands, including our iconic brands Wrangler® and Lee®. Our two key brands benefit from heritages spanning 200 combined years and together with our other brands accounted for over 170 million units of apparel produced or sourced in 2018. We endeavor to provide consumers with high-quality, innovative products at a superior value. We manufacture approximately 38% of our products in our owned and leased facilities, and distribute our products worldwide primarily through both major brick and mortar and e-commerce retailers. We believe our experienced management team is executing a strategy that provides a better product and brand experience to our consumers, primarily by delivering on our high standards of product design and innovation, and offering a wide variety of compelling products across channels and categories.

We have a presence in over 65 countries and generated approximately $2.8 billion in global revenues in 2018 across our various channels. We sell our products primarily through our established wholesale and expanding digital channels, and utilize our branded brick and mortar locations to supplement our go-to-market strategy. We benefit from strong relationships with many of our customers who we believe depend on our ability to reliably replenish them with our high-volume products. Our distribution channels are as follows:

•

U.S. Wholesale includes sales of our Wrangler®, Lee®, and Rock and Republic® branded products to mass and mid-tier retailers, specialty stores including western specialty retail, department stores, retailer-owned and third-party e-commerce sites, as well as revenue from U.S. licensing arrangements. The U.S. Wholesale channel accounted for approximately 61% of our revenues in both 2018 and 2017, and 62% of our revenues in 2016.

•

Non-U.S. Wholesale includes international sales of our Wrangler® and Lee® branded products to specialty stores, department stores, mass retailers, retailer-owned and third-party e-commerce sites, independently operated partnership stores located across Europe, the Middle East and Africa (“EMEA”), Asia-Pacific (“APAC”), and non-U.S. Americas, as well as revenue from international licensing arrangements. The Non-U.S. Wholesale channel accounted for approximately 22% of our revenues in 2018, 23% of our revenues in 2017 and 22% of our revenues in 2016.

•

Branded Direct-to-Consumer includes the distribution of our products via concession retail locations internationally, Wrangler® and Lee® branded full-price stores globally, and Company-owned outlet stores globally. The channel also includes our branded products in our U.S.-based VF Outlet™ stores and our products that are marketed and distributed online via www.wrangler.com and www.lee.com. Our VF Outlet™ stores sell Wrangler® and Lee® branded products, VF-branded products and third-party branded merchandise, and provide a means for disposal of excess inventory. Revenues of Wrangler® and Lee® brand products sold in VF Outlet™ stores are reported as part of the Branded Direct-to-Consumer channel, while revenues of VF-branded products and third-party branded merchandise are reported in the Other channel below. The Branded Direct-to-Consumer channel accounted for approximately 11% of our revenues in 2018 and 10% of our revenues in both 2017 and 2016.

•

Other includes (i) sales of VF-branded and third-party branded merchandise in our VF Outlet™ stores (not related to Wrangler® and Lee® brand apparel), (ii) sales to VF for products manufactured in our plants and use of our transportation fleet and (iii) revenues from fulfilling a transition services agreement related to VF’s sale of its Nautica® brand business in mid-2018. The Other channel accounted for approximately 6% of our revenues in each of 2018, 2017 and 2016.

In 2018, we generated 73% of our revenues in the U.S. and 27% of our revenues outside the U.S.

We are focused on growing our three strategic channels, with distorted growth anticipated in our Non-U.S. Wholesale and Branded Direct-to-Consumer channels, both of which we expect to become an increasing percentage of our revenue. Although the Other channel is not a strategic focus, we are committed to optimizing profitability in our VF Outlet™ stores.

We expect to realize efficiencies across our business as we create a more centralized global organization and pursue cost savings initiatives. As part of a centralized approach to our global business, our management team will oversee all brands for their respective business functions, including supply chain, digital, direct-to-consumer, and strategy while seeking to ensure we maintain our worldwide presence and regional approach. We have implemented initiatives to reduce costs and realize greater efficiencies, which have included transitioning our Central America and South America region to a distributor model, exiting certain supply chain operations, relocating Lee®’s North American headquarters to Greensboro, North Carolina and streamlining our global organizational structure. We will continue to implement various operational initiatives to address inefficiencies throughout our organization and cost savings programs that we expect to generate meaningful global cost savings. We plan to utilize such measures to fuel additional investments in our capabilities and brands while improving our overall profitability.

Background

On August 13, 2018, VF announced the repositioning of VF through the spinoff of the Spin Business from its remaining businesses to create an independent, publicly traded company. Directly or indirectly through our subsidiaries, we will hold the assets and liabilities of the Spin Business after the Separation. Each holder of VF common stock will receive one share of common stock of Kontoor Brands for every seven shares of VF common stock held as of the close of business on the record date for the Distribution. Following the Separation, we will be an independent, publicly traded company, and VF will retain no ownership interest in us. For additional information, see “The Separation.”

Basis of Presentation

We have historically operated as part of VF and not as a standalone company. The accompanying audited combined financial statements included in this information statement were prepared in connection with the Separation and were derived from the consolidated financial statements and accounting records of VF. These combined financial statements reflect our combined historical financial position, results of operations, and cash flows as they were historically managed in accordance with accounting principles generally accepted in the U.S. (“GAAP”). The combined financial statements may not be indicative of our future performance and do not necessarily reflect what the financial position, results of operations, and cash flows would have been had we operated as an independent, publicly traded company during the periods presented, particularly because of changes we expect to experience in the future as a result of the Separation, including changes in the financing, cash management, operations, cost structure and personnel needs of our business.

The combined financial statements include certain assets and liabilities that have historically been held at the VF corporate level but are specifically identifiable to or otherwise attributable to us. Our combined statements of income also include costs for certain centralized functions and programs provided and administered by VF that are charged directly to VF’s businesses, including us. These centralized functions and programs include, but are not limited to, information technology, human resources, accounting shared services, supply chain, insurance, and the service cost component of net periodic pension costs. The Company was directly charged $106.1 million in 2018, $133.1 million in 2017 and $119.7 million in 2016 for these costs that were included in cost of goods sold and selling, general and administrative expenses in the combined statements of income.

In addition, for purposes of preparing the combined financial statements on a “carve-out” basis, a portion of VF’s total corporate expenses were allocated to us. These expense allocations include the cost of corporate functions and resources provided by VF including, but not limited to, executive management, finance, accounting, legal, human resources, the related benefit costs associated with such functions, such as stock-based compensation, and the cost of VF’s Greensboro, NC corporate headquarters. The Company was allocated $29.0 million in 2018, $32.9 million in 2017 and $28.7 million in 2016 for such corporate expenses, which were included within selling, general and administrative expenses in the combined statements of income.

The Company was also allocated a benefit of $5.1 million in 2018, benefit of $0.2 million in 2017 and expense of $15.4 million in 2016 for the non-service components of net periodic pension costs, which were included in selling, general and administrative expenses in the combined statements of income. In addition, the Company was allocated $3.5 million and $1.2 million for the Company’s portion of curtailment and pension settlement charges, respectively, in 2018, and $21.5 million for the Company’s portion of a pension settlement charge in 2016 recorded by VF. The curtailment and settlement charges were included in selling, general and administrative expenses.

Costs were allocated to us based on direct usage when identifiable or, when not directly identifiable, on the basis of proportional net revenues, cost of goods sold or square footage, as applicable. Management considers the basis on which the expenses have been allocated to reasonably reflect the utilization of services provided to, or the benefit received by, us during the periods presented. However, the allocations may not reflect the expenses we would have incurred if we had been a standalone company for the periods presented. Actual costs that may have been incurred if we had been a standalone company would depend on a number of factors, including the organizational structure, whether functions were outsourced or performed by employees, and strategic decisions made in areas such as information technology and infrastructure. Going forward, we may perform these functions using our own resources or outsourced services. For a period following the planned separation, however, some of these functions will continue to be provided by VF under a transition services agreement. Additionally, we may provide some services to VF under a transition services agreement. We also may enter into certain commercial arrangements with VF in connection with the Separation.

Subsequent to the completion of the Separation, we expect to incur expenditures to establish certain standalone functions and information technology systems, and other one-time costs. Recurring standalone costs include accounting, financial reporting, tax, regulatory compliance, corporate governance, treasury, legal, internal audit and investor relations functions, as well as the annual expenses associated with running an independent, publicly traded company including listing fees, board of director fees and external audit costs. We expect recurring standalone costs to be higher than historical allocations, which may have an impact on profitability and operating cash flows. See “Unaudited Pro Forma Combined Financial Statements” for more information.

The Company operates and reports using a 52/53 week fiscal year ending on the Saturday closest to December 31 of each year. All references to “2018”, “2017” and “2016” relate to the 52-week fiscal years ended December 29, 2018, December 30, 2017 and December 31, 2016, respectively. Certain foreign subsidiaries report using a December 31 year-end due to local statutory requirements.

All percentages shown in the tables below and the discussion that follows have been calculated using unrounded numbers.

References to 2018 foreign currency amounts below reflect the changes in foreign exchange rates from 2017 and their impact on translating foreign currencies into U.S. dollars and on foreign currency-denominated transactions in countries with highly inflationary economies. References to 2017 foreign currency amounts below reflect the changes in foreign exchange rates from 2016 and their impact on translating foreign currencies into U.S. dollars. Our most significant foreign currency exposure relates to business conducted in euro-based countries. However, we conduct business in other developed and emerging markets around the world with exposure to foreign currencies other than the euro.

Our two reportable segments are as follows:

•	Wrangler® which consists of Wrangler® branded products, along with various sub-brands and collections.

•	Lee® which consists of Lee® branded products, along with various sub-brands and collections.

In addition, we present an “other” category for purposes of reconciliation of revenues and profit, but it is not considered a reportable segment:

•

Other consists primarily of sales (i) of VF-branded and third-party branded merchandise in our VF Outlet™ stores (not related to Wrangler® and Lee® brand apparel), (ii) of Rock and Republic® brand apparel, (iii) to VF for products manufactured in our plants and use of our transportation fleet and (iv) from fulfilling a transition services agreement related to VF’s sale of its Nautica® brand business in mid-2018. Our VF Outlet™ stores in the U.S. sell Wrangler® and Lee® brand products, VF-branded products and third-party branded merchandise. Revenues and profits of Wrangler® and Lee® brand products sold in VF Outlet™ stores are reported as part of the operating results of the Wrangler® and Lee® segments above, while revenues and profits of VF-branded products and third-party branded merchandise are reported in this Other category.

Components of Results of Operations

Net Revenues

Net revenues are comprised of sales in our U.S. Wholesale, Non-U.S. Wholesale, Branded Direct-to-Consumer and Other channels described above. Our net revenues reflect adjustments for estimated allowances for trade terms, sales incentive programs, discounts, markdowns, chargebacks and returns.

Cost of Goods Sold

Cost of goods sold for Company-manufactured goods includes all materials, labor and overhead costs incurred in the production process. Cost of goods sold for purchased finished goods includes the purchase costs and related overhead. In both cases, overhead includes all costs related to manufacturing or purchasing finished goods, including costs of planning, purchasing, quality control, depreciation, freight to distribution centers and our owned stores, duties, royalties paid to third parties and shrinkage. Cost of goods sold also includes restructuring charges and the service cost component of net periodic pension costs related to these functions.

Cost of goods sold includes allocations of costs for certain centralized functions provided by and administered by VF. See “—Basis of Presentation” above and Note 1 to our audited combined financial statements for further details on the methodology for allocating these costs. Allocations of expenses from VF are not necessarily indicative of future expenses and do not necessarily reflect results that would have been achieved as an independent, publicly traded company for the periods presented. We expect recurring standalone costs to be higher than historical allocations, which may have an impact on profitability and operating cash flows. See “Unaudited Pro Forma Combined Financial Statements” for more information.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include costs of product development, selling, marketing and advertising, branded brick & mortar and concession stores, our own websites, warehousing, distribution, shipping and handling to customers, licensing and administration. Selling, general and administrative expenses also include restructuring charges and the service cost component of net periodic pension costs related to these functions, along with the non-service components of net periodic pension costs (including settlement charges).

Selling, general and administrative expenses include allocations of costs for certain centralized functions and programs provided and administered by VF. See “—Basis of Presentation” above and Note 1 to our audited combined financial statements for further details on our methodology for allocating these costs. Allocations of expenses from VF are not necessarily indicative of future expenses and do not necessarily reflect results that would have been achieved as an independent, publicly traded company for the periods presented. We expect recurring standalone costs to be higher than historical allocations, which may have an impact on profitability and operating cash flows. See “Unaudited Pro Forma Combined Financial Statements” for more information.

Related Party Interest Income, Net

Related party interest income, net includes interest income earned on related party notes receivable from VF and interest expense incurred on related party notes payable to VF. All related party notes outstanding at December 2018 mature in 2019. All outstanding related party notes at the time of the Separation are expected to be transferred to and retained by VF.

Other Interest Income, Net

Other interest income, net primarily includes interest earned on our cash and equivalent balances and interest expense incurred on short-term borrowings. Our future capital structure is expected to include the addition of third-party debt. This will result in a substantial increase in annual interest expense.

Other Expense, Net

Other expense, net primarily consists of the funding fee related to the sale of certain of our trade accounts receivable, and nonoperating foreign currency activity.

Results of Operations

The following table summarizes our results of operations for the periods presented:

				Percent Change
	2018	2017	2016	2018	2017
	(In thousands)
Net revenues	$2,763,998	$2,830,106	$2,926,464	(2.3)%	(3.3)%
Costs and operating expenses
Cost of goods sold	1,649,435	1,658,144	1,711,319	(0.5)%	(3.1)%
Selling, general and administrative expenses	781,521	814,544	806,447	(4.1)%	1.0%

Total costs and operating expenses	2,430,956	2,472,688	2,517,766	(1.7)%	(1.8)%

Operating income	333,042	357,418	408,698	(6.8)%	(12.5)%
Related party interest income, net	7,738	3,372	1,470	129.5%	129.4%
Other interest income, net	4,567	1,721	1,909	165.4%	(9.8)%
Other expense, net	(5,269)	(3,358)	(1,590)	56.9%	111.2%

Income before income taxes	340,078	359,153	410,487	(5.3)%	(12.5)%
Income taxes	77,005	242,962	95,457	(68.3)%	154.5%

Net income	$263,073	$116,191	$315,030	126.4%	(63.1)%

Gross margin	40.3%	41.4%	41.5%
Operating margin	12.0%	12.6%	14.0%

2018 Compared to 2017

Net Revenues

Net revenues decreased 2% in 2018 compared to 2017 driven by a 5% decline in Lee® brand revenues and a 1% decline in Wrangler® brand revenues. The drivers of these declines relate to a number of global macroeconomic challenges that primarily impacted our wholesale channels, which were partially offset by strength in our direct-to-consumer business.

Both our U.S. Wholesale and Non-U.S. Wholesale channels declined in 2018 compared to 2017. The U.S. Wholesale channel was unfavorably impacted in 2018 by the continued effects of a key customer’s inventory destocking decision, along with door closures following bankruptcy filings by a limited number of key retailers. This decline was partially offset by strong growth with our digital wholesale partners and growth in other key brick and mortar retail accounts. Our Non-U.S. Wholesale channel was adversely affected by foreign exchange impacts from the highly inflationary economy in Argentina, as well as inventory reduction decisions by certain retailers in the non-US Americas region and the ongoing effects of the economic demonetization in India. Our Branded Direct-to-Consumer channel continued to grow, driven by the performance of our own websites. Branded brick & mortar decreased due to declines in EMEA attributable to door closures and an unseasonably warm summer weather pattern, partially offset by growth from increased branded doors in the U.S. and our concessions business in APAC. Our Other channel, which is not a strategic growth focus, remained relatively flat as the decrease in our VF Outlet™ business, resulting from door closures and the exiting of underperforming categories, was offset by revenues generated from fulfilling a transition services agreement related to VF’s sale of its Nautica® brand business in mid-2018.

Revenues in the Americas region decreased 3% in 2018 primarily due to the aforementioned U.S. wholesale decline and the impact from the highly inflationary economy in Argentina. Our branded direct-to-consumer revenues in the Americas region grew during the period driven by strong sales from our own websites and improved sales of the Lee® brand in our VF Outlet™ stores, which offset declining sales of the Wrangler® brand in our VF Outlet™ stores. Revenues in the non-U.S. Americas region were down 15%, primarily due to declines in wholesale revenues and a 10% unfavorable impact from foreign currency principally attributable to the highly inflationary economy in Argentina. Revenues in the APAC region decreased 1% in 2018 due to declines in wholesale revenues, partially offset by solid growth in our concessions business. Foreign currency had no meaningful impact on APAC revenues in 2018. Revenues in the EMEA region declined 1% in 2018 due to declines in branded brick & mortar revenues for the reasons noted above that were partially offset by an increase in revenues from our own websites, along with a 4% favorable impact from foreign currency. Total international revenues decreased 4% in 2018. International revenues represented 27% and 28% of our total revenues in 2018 and 2017, respectively.

Additional details on revenues are provided in the section titled “—Segment Results of Operations.”

Cost of Goods Sold

Cost of goods sold decreased 1% in 2018 compared to 2017. Gross margin declined 110 basis points to 40.3% in 2018 compared to 41.4% in 2017 driven by increased manufacturing labor, overhead and product costs, partially offset by favorable pricing, the benefit of facility closures and a mix shift toward higher margin products. Additionally, restructuring charges were higher in 2018 due to the planned exit of a manufacturing facility.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased 4% in 2018 compared to 2017 driven by lower advertising spend following the timing of strategic investments in late 2017 to improve our brand messaging, compensation-related costs associated with reduced headcount and a reduction in costs allocated to us by VF as we were a smaller portion of VF’s total operating results in 2018. These decreases were partially offset by higher restructuring charges for severance costs related to ongoing efforts to enhance our cost efficiency and profitability, Separation transaction costs to advisors, attorneys and other third parties that were not incurred in 2017, as well as an increase in the non-service components of net periodic pension costs.

As noted earlier, allocations of corporate expenses from VF are not necessarily indicative of future expenses and do not necessarily reflect results that would have been achieved as an independent, publicly traded company for the periods presented.

Operating Income

Operating income decreased 7% in 2018 compared to 2017 due to the reasons discussed above.

Operating margin declined 60 basis points to 12.0% in 2018 compared to 12.6% in 2017 as declines in gross margin exceeded the reduction in selling, general and administrative expenses.

Related Party Interest Income, Net

Net related party interest income increased $4.4 million in 2018 compared to 2017 primarily due to increased interest income from an approximate 110 basis point increase in the average interest rate in effect on our related party notes receivable balances in 2018 as compared to 2017, partially offset by increased interest expense due to an approximate 70 basis point increase in the average interest rate in effect on our related party notes payable balances in 2018 compared to 2017.

Other Interest Income, Net

Net other interest income increased $2.8 million in 2018 compared to 2017 due to an increase in interest earned on cash and equivalent balances and a decrease in interest expense associated with reduced short-term borrowings outstanding during 2018.

Other Expense, Net

Other expense, net increased $1.9 million in 2018 compared to 2017 primarily due to increased funding fees related to the sale of certain of our trade accounts receivable.

Income Taxes

Income taxes decreased $166.0 million in 2018 compared to 2017 primarily due to the transitional impact of the Tax Act that resulted in a provisional net charge of $136.7 million during the fourth quarter of 2017.

The effective income tax rate was 22.6% in 2018 compared to 67.6% in 2017. The effective income tax rate is substantially lower in 2018 when compared to 2017 primarily due to the discrete tax expense associated with the Tax Act recorded in 2017. The Tax Act reduced the federal tax rate on U.S. earnings to 21% and moved from a global taxation regime to a modified territorial regime. As part of the legislation, U.S. companies were required to pay a tax on historical earnings generated offshore that have not been repatriated to the U.S. Additionally, revaluation of deferred tax asset and liability positions at the lower federal base rate of 21% was also required. The transitional impact of the Tax Act resulted in a provisional net charge of $136.7 million during the fourth quarter of 2017. This amount was primarily comprised of $110.6 million related to the transition tax and $19.4 million tax expense related to revaluing U.S. deferred tax assets and liabilities using the new U.S. corporate tax rate of 21%. Other provisional charges of $6.7 million were primarily related to establishing a deferred tax liability for foreign withholding and state taxes as the Company is not asserting indefinite reinvestment on short-term liquid assets of certain subsidiaries. All other foreign earnings, including basis differences of certain foreign subsidiaries, continue to be considered indefinitely reinvested. The Company has not determined the deferred tax liabilities associated with these undistributed earnings and basis differences, as such determination is not practicable.

The 2018 effective income tax rate included a net discrete tax expense of $4.8 million, which included $5.5 million of net tax expense related to the Tax Act, $3.1 million of tax benefit related to stock compensation and $2.4 million of net tax expense related to unrecognized tax benefits and interest. The $4.8 million net discrete tax expense in 2018 increased the effective income tax rate by 1.4% compared to an increase of 36.2% for discrete items in 2017. Without discrete items, the effective income tax rate during 2018 decreased by approximately 10.2% primarily due to the impact of the Tax Act, including a lower U.S. corporate income tax rate that was effective beginning January 1, 2018. The international effective tax rate was 17.2% and 19.3% for 2018 and 2017, respectively.

Net Income

As a result of the above, net income in 2018 was $263.1 million compared to $116.2 million in 2017.

2017 Compared to 2016

Net Revenues

Net revenues decreased 3% in 2017 compared to 2016 driven by a 6% decline in Lee® brand revenues and a 1% decline in Wrangler® brand revenues.

Both our U.S. Wholesale and Non-U.S. Wholesale channels declined in 2017 compared to 2016. The U.S. Wholesale channel was adversely impacted throughout 2017 by a key customer’s inventory destocking decision, as well as ongoing financial pressure and continued door closures with a limited number of key retailers. This decline was partially mitigated by continuing strong growth with our digital wholesale partners, along with growth in other key brick and mortar retail accounts. Our Non-U.S. Wholesale channel was adversely affected by our efforts to manage inventory levels in a certain market, as well as an economic demonetization in India. Our Branded Direct-to-Consumer channel continued to grow, led by strong performance in our own websites. Similarly, branded brick & mortar also grew due to strong performance in our outlet and concessions business in EMEA and APAC. Our Other channel, which is not a strategic growth focus, reflected decreases in our VF Outlet™ business due to VF’s divestiture of the Majestic® brand in April 2017, relocation of our largest retail store in Reading, PA and ongoing efforts to close underperforming doors to improve profitability.

Revenues in the Americas region decreased 4% in 2017, due to the aforementioned U.S. wholesale and VF Outlet™ declines. Our branded direct-to-consumer revenues in the Americas region grew during the period led by strong sales in our own websites as well as growth in our full-price Wrangler® branded stores in the U.S. and sales of the Lee® brand in our VF Outlet™ stores. Revenues in the non-U.S. Americas region were essentially flat, reflecting operational growth in wholesale revenues offset by a 2% unfavorable impact from foreign currency. Revenues in the APAC region decreased 3% in 2017 due to declines in wholesale revenues, partially offset by robust growth in revenues from our own websites. Revenues in the EMEA region increased 4% in 2017, reflecting operational growth in our branded direct-to-consumer and wholesale revenues, along with a 2% favorable impact from foreign currency. Total international revenues increased 1% in 2017. International revenues represented 28% and 27% of our total revenues in 2017 and 2016, respectively.

Additional details on revenues are provided in the section titled “—Segment Results of Operations.”

Cost of Goods Sold

Cost of goods sold decreased 3% in 2017 compared to 2016, which is commensurate with our overall net revenue decline. Gross margin declined 10 basis points to 41.4% in 2017 compared to 41.5% in 2016 as favorable pricing, a mix shift toward higher margin products and decreased restructuring charges were offset by lower volume, higher product costs, and manufacturing downtime. Restructuring charges were higher in 2016 due to the exit of four manufacturing facilities that did not recur in 2017.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 1% in 2017 compared to 2016 due to strategic investments in our direct-to-consumer business, product development, and advertising as we invest to enhance our product offering, brand messaging, and availability of our products in new channels, segments, and markets, along with incremental general corporate allocations, compensation-related expenses, and restructuring charges for severance costs related to ongoing efforts to enhance our cost efficiency and profitability. These increases were partially offset by a $15.6 million reduction in the non-service components of net periodic pension costs and a $21.5 million pension settlement charge in 2016 that did not recur in 2017. See additional discussion in Note 11 to our audited combined financial statements.

As noted earlier, allocations of corporate expenses from VF are not necessarily indicative of future expenses and do not necessarily reflect results that would have been achieved as an independent, publicly traded company for the periods presented.

Operating Income

Operating income decreased 13% in 2017 compared to 2016 due to the reasons discussed above.

Operating margin declined 140 basis points to 12.6% in 2017 compared to 14.0% in 2016 due to reduced expense leverage on lower revenues and higher selling, general and administrative expenses.

Related Party Interest Income, Net

Net related party interest income increased $1.9 million in 2017 compared to 2016 primarily due to an approximate 40 basis point increase in the average interest rate in effect on our related party notes receivable balances in 2017 as compared to 2016.

Other Interest Income, Net

Net other interest income decreased $0.2 million in 2017 compared to 2016 due to a decline in interest earned on our cash and equivalent balances.

Other Expense, Net

Other expense, net increased $1.8 million in 2017 compared to 2016, due to additional funding fees related to the sale of certain of our trade accounts receivable and changes in our nonoperating foreign currency activity.

Income Taxes

Income taxes increased $147.5 million in 2017 compared to 2016 primarily due to the transitional impact of the Tax Act that resulted in a provisional net charge of $136.7 million during the fourth quarter of 2017.

The effective income tax rate was 67.6% in 2017 compared to 23.3% in 2016. The effective income tax rate was substantially higher in 2017 when compared to 2016 primarily due to discrete tax expense associated with the Tax Act. The Tax Act reduced the federal tax rate on U.S. earnings to 21% and moved from a global taxation regime to a modified territorial regime. As part of the legislation, U.S. companies were required to pay a tax on historical earnings generated offshore that have not been repatriated to the U.S. Additionally, revaluation of deferred tax asset and liability positions at the lower federal base rate of 21% was also required. The transitional impact of the Tax Act resulted in a provisional net charge of $136.7 million during the fourth quarter of 2017. This amount was primarily comprised of $110.6 million related to the transition tax and $19.4 million of tax expense related to revaluing U.S. deferred tax assets and liabilities using the new U.S. corporate tax rate of 21%. Other provisional charges of $6.7 million were primarily related to establishing a deferred tax liability for foreign withholding and state taxes as the Company is not asserting indefinite reinvestment on short-term liquid assets of certain subsidiaries. All other foreign earnings, including basis differences of certain foreign subsidiaries, continue to be considered indefinitely reinvested. The Company has not determined the deferred tax liabilities associated with these undistributed earnings and basis differences, as such determination is not practicable.

The 2017 effective income tax rate included a net discrete tax expense of $130.1 million, which included the provisional net charge of $136.7 million related to the Tax Act, $3.2 million of tax benefits related to stock compensation, $2.9 million of net tax benefit related to the realization of previously unrecognized tax benefits and interest, and $0.5 million of discrete tax benefit related to the effects of tax rate changes, exclusive of the Tax Act. The $130.1 million net discrete tax expense in 2017 increased the effective income tax rate by 36.2% compared to a favorable 3.6% impact for discrete items in 2016. Without discrete items, the effective tax rate during 2017 increased by approximately 4.5% primarily due to the mix of earnings taxed at different jurisdictional rates. The international effective tax rate was 19.3% and 15.5% for 2017 and 2016, respectively.

Net Income

As a result of the above, net income in 2017 was $116.2 million compared to $315.0 million in 2016.

Segment Results of Operations

Management at each of the brands has direct control over and responsibility for its revenues and operating income, hereinafter termed “segment revenues” and “segment profit”, respectively. Our management evaluates operating performance and makes investment and other decisions based on segment revenues and segment profit. Common costs for certain centralized functions provided and administered by VF, such as information technology, human resources, accounting shared services, supply chain, insurance, and the service cost component of net periodic pension costs are allocated to the segments based on appropriate metrics such as usage or proportion of net revenues.

The following tables present a summary of the changes in segment revenues and segment profit during the last two years:

	Wrangler	Lee	Other	Total
	(In millions)
Segment revenues—2016	$1,631.5	$1,068.2	$226.8	$2,926.5
Operations	(14.6)	(63.1)	(21.9)	(99.6)
Impact of foreign currency	2.4	0.7	0.1	3.2

Segment revenues—2017	1,619.3	1,005.8	205.0	2,830.1
Operations	(7.0)	(51.1)	(3.4)	(61.5)
Impact of foreign currency	(10.1)	5.5	—	(4.6)

Segment revenues—2018	$1,602.2	$960.2	$201.6	$2,764.0

	Wrangler	Lee	Other	Total
	(In millions)
Segment profit—2016	$325.2	$150.9	$(3.4)	$472.7
Operations	(46.7)	(43.8)	2.3	(88.2)
Impact of foreign currency	1.8	0.1	0.3	2.2

Segment profit—2017	280.3	107.2	(0.8)	386.7
Operations	(17.9)	(18.6)	0.8	(35.7)
Impact of foreign currency	3.6	4.1	—	7.7

Segment profit—2018	$266.0	$92.7	$—	$358.7

The following section discusses changes in revenues and profitability by segment:

Wrangler

				Percent Change
	2018	2017	2016	2018	2017
	(In millions)
Segment revenues	$1,602.2	$1,619.3	$1,631.5	(1.1)%	(0.8)%
Segment profit	266.0	280.3	325.2	(5.1)%	(13.8)%
Operating margin	16.6%	17.3%	19.9%

2018 Compared to 2017

Global revenues for the Wrangler® brand decreased 1% in 2018 as growth in U.S. wholesale revenues were offset by declines in non-U.S. wholesale and branded direct-to-consumer revenues.

Revenues in the Americas region were flat in 2018, as declines in non-U.S. wholesale revenues and branded direct-to-consumer revenues were offset by growth in U.S. wholesale revenues. Branded brick & mortar revenues in the Americas region decreased, primarily due to declines in sales through our VF Outlet™ stores, partially offset by growth in our own websites. The U.S. Wholesale channel increase was attributable to strong growth with our digital wholesale partners and growth in certain key brick and mortar retail accounts. Revenues in the non-U.S. Americas region decreased 16% due to declines in wholesale and branded brick & mortar revenues, primarily due to a 13% adverse impact from foreign currency related to the highly inflationary economy in Argentina. Revenues in the APAC region decreased 4% in 2018 due to declines in wholesale revenues associated with the ongoing effects of economic demonetization in India, as well as a 3% unfavorable impact from foreign currency. Revenues in the EMEA region decreased 2% in 2018 led by declines in our wholesale and branded direct-to-consumer revenues attributed to door closures and an unseasonably warm summer weather pattern, partially offset by a 4% favorable impact from foreign currency.

Operating margin decreased 70 basis points in 2018 over 2017 primarily due to increased restructuring costs primarily related to severance costs, additional strategic investments in our direct-to-consumer business and product development costs, resulting in reduced expense leverage on lower revenues.

2017 Compared to 2016

Global revenues for the Wrangler® brand decreased 1% in 2017 primarily due to declines in U.S. wholesale revenues that were partially offset by growth in branded direct-to-consumer revenues.

Revenues in the Americas region decreased 1% in 2017, driven by declines in U.S. wholesale revenues. The U.S. Wholesale channel was adversely impacted throughout 2017 by a key customer’s inventory destocking decision, as well as ongoing financial pressure and continued door closures with a limited number of key retailers. This decline was partially mitigated by continuing strong growth with our digital wholesale partners, along with growth in other key brick and mortar retail accounts. Revenues in the non-U.S. Americas region grew nearly 4% due to strength in wholesale revenues across nearly all markets, partially offset by a 3% unfavorable impact from foreign currency. Revenues in the APAC region decreased 5% in 2017 due to declines in wholesale revenues driven by an economic demonetization in India, partially offset by a 3% favorable impact from foreign currency. Revenues in the EMEA region increased 3% in 2017 due to growth in our wholesale and branded direct-to-consumer revenues, along with an approximate 2% favorable impact from foreign currency.

Operating margin decreased 260 basis points in 2017 over 2016 primarily due to lower volume, higher product costs, manufacturing downtime and higher compensation-related expenses, along with increased strategic investments in our direct-to-consumer business, product development and advertising.

Lee

				Percent Change
	2018	2017	2016	2018	2017
	(In millions)
Segment revenues	$960.2	$1,005.8	$1,068.2	(4.5)%	(5.8)%
Segment profit	92.7	107.2	150.9	(13.5)%	(28.9)%
Operating margin	9.7%	10.7%	14.1%

2018 Compared to 2017

Global revenues for the Lee® brand decreased 5% in 2018, driven by declines in U.S. wholesale revenues, which were partially offset by growth in branded direct-to-consumer revenues.

Revenues in the Americas region decreased 9% in 2018 led by declines in U.S. wholesale revenues. The U.S. Wholesale channel was adversely impacted by a key customer’s inventory destocking decision related to our Lee® Riders® brand, as well as door closures following bankruptcy filings by a limited number of key retailers. This decline was partially mitigated by strong growth in our sales through our VF Outlet™ stores. Revenues in the non-U.S. Americas region decreased 14% primarily due to declines in wholesale revenues related to inventory reductions at a key retailer and a 4% unfavorable impact from foreign currency, led by the highly inflationary economy in Argentina. Revenues in the APAC region decreased 1% in 2018 due to declines in wholesale revenues that were adversely affected by higher product returns due to a market transition in a key market, partially offset by growth in branded direct-to-consumer revenues led by our concessions business and a 1% favorable impact from foreign currency. Revenues in the EMEA region were flat in 2018 as growth in wholesale revenues, along with a 4% favorable foreign currency impact, was offset by declines in our branded direct-to-consumer revenues due to door closures and an unseasonably warm summer weather pattern.

Operating margin decreased 100 basis points in 2018 over 2017 primarily due to increased manufacturing labor and overhead costs and higher product costs, while selling, general and administrative expenses remained flat on lower revenues.

2017 Compared to 2016

Global revenues for the Lee® brand decreased 6% in 2017, driven by declines in wholesale revenues, which were partially offset by growth in branded direct-to-consumer revenues.

Revenues in the Americas region decreased 9% in 2017 led by declines in U.S. wholesale revenues. The U.S. Wholesale channel was adversely impacted throughout 2017 by a key customer’s inventory destocking decision, as well as ongoing financial pressure and continued door closures with a limited number of key retailers. This decline was partially mitigated by continuing strong growth with our digital wholesale partners, growth in other key brick and mortar retail accounts, and growth in our sales through our VF Outlet™ stores. Revenues in the non-U.S. Americas region decreased 6% due to declines in wholesale revenues and a 1% unfavorable impact from foreign currency. Revenues in the APAC region decreased 3% in 2017 due to declines in wholesale revenues that were adversely affected by our efforts to manage inventory levels in a certain market, as well as an economic demonetization in India, partially offset by growth in branded direct-to-consumer revenues. Foreign currency had a 1% unfavorable impact on APAC revenues. Revenues in the EMEA region increased 5% in 2017 primarily driven by growth in wholesale revenues and a 2% favorable impact from foreign currency.

Operating margin decreased 340 basis points in 2017 over 2016 primarily due to higher product costs and manufacturing downtime, along with increased strategic investments in our direct-to-consumer business, product development and advertising.

Other

				Percent Change
	2018	2017	2016	2018	2017
	(In millions)
Revenues	$201.6	$205.0	$226.8	(1.7)%	(9.5)%
Profit (loss)	—	(0.8)	(3.4)	93.7%	77.3%
Operating margin	—%	(0.4)%	(1.5)%

The decrease in other revenues in 2018 was primarily due to a 12% decline in our VF Outlet™ store revenues resulting from exiting unprofitable doors and underperforming categories, partially offset by revenues generated from fulfilling a transition services agreement related to VF’s sale of its Nautica® brand business in mid-2018 and increased sales to VF. Our profit and operating margin improvement was primarily due to the margin earned on fulfilling the Nautica® transition services agreement.

The decrease in other revenues in 2017 was primarily due to a 10% decline in our VF Outlet™ store revenues driven in part by VF’s divestiture of the Majestic® brand in April 2017. Our loss and operating margin improvements were partially attributable to restructuring charges in 2016 related to severance costs that did not recur in 2017.

Total sales to VF included in other revenues were $51.0 million in 2018, $45.5 million in 2017 and $46.7 million in 2016.

Reconciliation of Segment Profit to Combined Income Before Income Taxes

There are three types of costs necessary to reconcile total segment profit to combined income before income taxes. These costs are corporate and other expenses, discussed below, and related party interest income, net and other interest income, net, both of which were discussed in “—Components of Results of Operations” and “—Results of Operations” above. These costs are excluded from segment profit because these items are managed centrally and are not under the control of brand management.

				Percent Change
	2018	2017	2016	2018	2017
	(In millions)
Corporate and other expenses	$30.9	$32.7	$65.6	(5.4)%	(50.2)%
Related party interest income, net	7.7	3.4	1.5	129.5%	129.4%
Other interest income, net	4.6	1.7	1.9	165.4%	(9.8)%

Corporate and Other Expenses

For purposes of preparing these combined financial statements on a “carve-out” basis, the Company has been allocated a portion of VF’s total corporate expenses. These additional allocations are reported as corporate and other expenses in the table above. See “—Basis of Presentation” above and Note 1 to our audited combined financial statements for further details on our methodology for allocating these costs.

Corporate and other expenses declined slightly in 2018 compared to 2017 as the $3.9 million decrease in the allocation of VF’s corporate expenses to us was partially offset by $2.3 million in Separation transaction costs (the remainder of the $6.3 million in total 2018 Separation transaction costs was recorded within the applicable segments that incurred the expense).

The decrease in corporate and other expenses in 2017 compared to 2016 was largely driven by a $15.6 million reduction in the non-service components of net periodic pension costs and a $21.5 million pension settlement charge in 2016 that did not recur in 2017.

Liquidity and Capital Resources

Historically, we have generated strong annual cash flow from operating activities. However, we have operated within VF’s cash management structure, which uses a centralized approach to cash management and financing of our operations. A substantial portion of the Company’s cash is transferred to VF. This arrangement is not reflective of the manner in which we would have been able to finance our operations had we been an independent, publicly traded company during the periods presented.

The cash and equivalents held by VF at the corporate level are not specifically identifiable to the Company and therefore have not been reflected in the combined balance sheet. VF’s third-party long-term debt and the related interest expense have not been allocated to the Company for any of the periods presented as it was not the legal obligor of such debt.

Following the separation from VF, our capital structure and sources of liquidity will change from the historical capital structure because we will no longer participate in VF’s centralized cash management program. Our ability to fund our operating needs will depend on our future ability to continue to generate positive cash flow from operations and obtain debt financing on acceptable terms. Based upon our history of generating strong cash flows, we believe we will be able to meet our short-term liquidity needs. We believe we will meet known or reasonably likely future cash requirements through the combination of cash flows from operating activities, available cash balances and available borrowings through the issuance of third-party debt. If these sources of liquidity need to be augmented, additional cash requirements would likely be financed through the issuance of debt or equity securities; however, there can be no assurances that we will be able to obtain additional debt or equity financing on acceptable terms in the future.

In connection with the Separation, we expect to incur up to $1.05 billion of new debt from the proceeds of the term loan facilities, which we intend to use primarily to, directly or indirectly, fund a cash transfer to members of VF’s group as part of the Restructuring, to pay related fees and expenses and for other general corporate purposes. We expect for our revolving facility to be undrawn at the Separation, provided that it may be used, subject to a cap, as part of the Restructuring and to pay related fees and expenses at the Separation, and otherwise may be used for, among other things, working capital and general corporate purposes. The debt may also restrict our business and may adversely impact our financial condition, results of operations or cash flows. In addition, our separation from VF’s other businesses may increase the overall cost of debt funding and decrease the overall debt capacity and commercial credit available to the Company.

In addition, we also intend to pay a quarterly dividend, in cash, at an annual rate initially equal to $        per share of our common stock (representing a quarterly rate initially equal to $        per share). The declaration and amount of any future dividends will be determined by our Board of Directors and will depend on our financial condition, earnings, cash flows, capital requirements, covenants associated with our debt obligations, legal requirements, regulatory constraints, industry practice and any other factors that our Board of Directors deems relevant. See “Dividend Policy.”

We expect to utilize our cash flows to continue to invest in our brands, talent and capabilities, and growth strategies as well as to support a dividend to shareholders, and to repay our indebtedness over time.

Our cash flows for the periods below were as follows:

	2018	2017	2016
	(In millions)
Cash (used) provided by operating activities	$(96.3)	$168.6	$324.0
Cash provided (used) by investing activities	11.3	(57.6)	(25.2)
Cash provided (used) by financing activities	106.3	(119.8)	(320.4)

Management believes that our cash balances and funds provided by operating activities, along with expected borrowing capacity and access to capital markets, taken as a whole, provide (i) adequate liquidity to meet all of our current and long-term obligations when due, including third-party debt that we expect to incur in connection with the Separation, (ii) adequate liquidity to fund capital expenditures and planned dividend payouts, and (iii) flexibility to meet investment opportunities that may arise.

Cash (Used) Provided by Operating Activities

Cash flow provided by operating activities is dependent on the level of net income, adjustments to net income and changes in working capital.

Cash provided by operating activities decreased $264.9 million in 2018. The decrease was primarily due to $323.3 million lower cash proceeds from settlement of the intercompany sale to VF of certain of the Company’s trade accounts receivable. The timing of the intercompany settlement was impacted by VF’s one-time change in fiscal year-end and does not reflect an operational deterioration in cash flows. The decrease was partially offset by higher net income and changes in other working capital.

Cash provided by operating activities decreased $155.4 million in 2017 primarily due to $117.2 million of additional income taxes deemed settled in cash with VF for purposes of carve-out financial reporting, with $110.6 million specifically related to the provisional transition tax impact of the Tax Act, and $51.3 million in lower income before income taxes, partially offset by changes in working capital.

The Company sells certain of its trade accounts receivables to VF, who then sells them to a financial institution and periodically remits cash back to the Company. Proceeds from this program are classified in operating activities in the combined statements of cash flows and the receivable from VF is reflected in due from related parties in the combined balance sheet. The amounts due from VF for the sale of these receivables were $544.9 million at December 2018, $221.6 million at December 2017 and $207.1 million at December 2016. Any amounts due from related parties associated with the sale of certain of our trade accounts receivable outstanding at the time of the Separation is expected to be transferred to and retained by VF.

Cash Provided (Used) By Investing Activities

Cash provided by investing activities increased $68.9 million in 2018 primarily due to receipt of $29.8 million from VF for repayment of the related party notes advanced to VF in 2017, resulting in a $59.6 million cash flow improvement, along with a $4.5 million decline in capital expenditures.

Cash used by investing activities increased $32.4 million in 2017 primarily due to $29.8 million in amounts advanced to VF for related party notes receivable.

The Company had related party notes receivable, with VF as the counterparty, of $517.9 million at December 2018, $547.7 million at December 2017 and $517.9 million at December 2016. The notes outstanding at December 2018 mature in 2019. All related party notes receivable outstanding at the time of the Separation are expected to be transferred to and retained by VF.

Cash Provided (Used) By Financing Activities

Cash provided by financing activities increased $226.1 million in 2018 primarily due to a decrease in net transfers to VF.

Cash used by financing activities decreased $200.6 million in 2017 primarily due to a decrease in net transfers to VF.

The Company had related party notes payable, with VF as the counterparty, of $269.1 million at each of December 2018, 2017 and 2016. The notes outstanding at December 2018 mature in 2019. All related party notes payable outstanding at the time of the Separation are expected to be transferred to and retained by VF.

We have $35.9 million of international lines of credit with various banks, which are uncommitted and may be terminated at any time by either us or the banks. Total outstanding balances under these arrangements were $3.2 million at December 2018 and $4.9 million at December 2017. Borrowings under these arrangements included letters of credit which are non-interest bearing to the Company of $3.2 million at December 2018 and $3.0 million at December 2017. Additionally, we had $1.9 million of interest-bearing borrowings at 2017 related to short-term borrowings in Argentina that had a weighted average interest rate of 32.7%.

Contractual Obligations

The following table summarizes our estimated material contractual obligations and other commercial commitments at December 29, 2018, and the future periods in which such obligations are expected to be settled in cash:

		Payment Due or Forecasted by Calendar Year
	Total	2019	2020	2021	2022	2023	Thereafter
	(In millions)
Recorded liabilities:
Other (1)	$94	$39	$16	$11	$6	$4	$18
Unrecorded commitments:
Operating leases (2)	98	34	29	18	8	4	5
Minimum royalty payments (3)	14	7	4	3	—	—	—
Inventory obligations (4)	430	430	—	—	—	—	—
Other obligations (5)	8	8	—	—	—	—	—

	$644	$518	$49	$32	$14	$8	$23

(1)

Other recorded liabilities represent payments due for long-term liabilities in the combined balance sheet related to deferred compensation and other employee-related benefits and other liabilities. These amounts are based on historical and forecasted cash outflows. Amounts exclude liabilities for unrecognized income tax benefits and deferred income taxes.

(2)

Operating leases represent required minimum lease payments during the noncancelable lease term. Most real estate leases also require payments of related operating expenses such as taxes, insurance, utilities and maintenance, which are not included above.

(3)

Minimum royalty payments represent obligations under license agreements to use trademarks owned by third parties and include required minimum advertising commitments. Actual payments could exceed related minimum royalty obligations.

(4)

Inventory obligations represent binding commitments to purchase raw materials, contract production and finished products that are payable upon delivery of the inventory. This obligation excludes the amount included in accounts payable at December 2018 related to inventory purchases.

(5)

Other obligations represent other binding commitments for the expenditure of funds, including (i) amounts related to contracts not involving the purchase of inventories, such as the noncancelable portion of service or maintenance agreements for management information systems, (ii) capital spending and (iii) advertising.

We had other financial commitments at the end of 2018 that are not included in the above table but may require the use of funds under certain circumstances:

•

$20.0 million of surety bonds, custom bonds, standby letters of credit and international bank guarantees are not included in the above table because they represent contingent guarantees of performance under self-insurance and other programs and would only be drawn upon if we were to fail to meet our other obligations.

•	Purchase orders for goods or services in the ordinary course of business are not included in the above table because they represent authorizations to purchase rather than binding commitments.

In addition, on February 12, 2018, VF entered into a 10-year power purchase agreement to procure electricity generated from renewable energy sources to meet a portion of the electricity needs for certain facilities in Mexico (including certain of our manufacturing plants). The contract has a total purchase commitment of $44.4 million over the contract term and requires delivery of electricity to commence no later than March 2020. A portion of this commitment may become the obligation of the Company upon the Separation and thus may require the use of funds in future periods.

Off-Balance Sheet Arrangements

We do not engage in any off-balance sheet financial arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to risks in the ordinary course of business. Management, as part of VF, regularly assesses and manages exposures to these risks through operating and financing activities and, when appropriate, by taking advantage of natural hedges within us. Potential risks are discussed below.

Insured Risks

VF is self-insured for a significant portion of its employee medical, workers’ compensation, vehicle and general liability exposures, and purchases insurance from highly-rated commercial carriers to cover other risks, including property and umbrella, and to establish stop-loss limits on self-insurance arrangements. We participate in these programs.

Cash and Equivalents Risks

We had $96.8 million of cash and equivalents at the end of 2018. Management continually monitors the credit ratings of the financial institutions with whom we conduct business. Similarly, management monitors the credit quality of cash equivalents.

Defined Benefit Pension Plan Risks

Certain Company employees participate in U.S. and international defined benefit pension plans sponsored by VF (“Shared Plans”), which include participants of other VF operations. We account for our participation in the Shared Plans as a multiemployer benefit plan. Accordingly, net periodic pension costs specifically related to Company employees have been reported in the combined statements of income, and we do not record an asset or liability to recognize the funded or unfunded status of the Shared Plans. However, our reported earnings are subject to risk due to the volatility of net periodic pension costs, which ranged from $6.3 million to $44.7 million from 2016 to 2018, including the $21.5 million settlement charge in 2016. The volatility of VF’s pension expense is primarily due to varying amounts of actuarial gains and losses that are deferred and amortized to future years expense which are impacted by the rate of return on investments held by the Shared Plans, the discount rate used to value participant liabilities and demographic characteristics of the participants. These assumptions impact the amount of net periodic pension expense reported by the Company.

Deferred Compensation and Related Investment Security Risks

VF sponsors a nonqualified retirement savings plan for employees whose contributions to a 401(k) plan would be limited by provisions of the Code. This plan allows participants to defer a portion of their compensation and to receive matching contributions for a portion of the deferred amounts. Certain of the Company’s employees participate in this plan. Participants earn a return on their deferred compensation based on their selection of a hypothetical portfolio of publicly traded mutual funds, a separately managed fixed-income fund and VF common stock. Changes in the fair value of the participants’ hypothetical investments are recorded as an adjustment to deferred compensation liabilities and compensation expense. The increases and decreases in deferred compensation liabilities (except for the participants’ investment selections in VF common stock) are substantially offset by corresponding increases and decreases in the market value of VF’s investments, resulting in an insignificant net exposure to operating results and financial position.

Foreign Currency Exchange Rate Risks

We are a global enterprise subject to the risk of foreign currency fluctuations. Approximately 27% of our revenues in 2018 were generated in international markets. Most of our foreign businesses operate in functional currencies other than the U.S. dollar. In periods where the U.S. dollar strengthens relative to the euro or other foreign currencies where we have operations, there is a negative impact on our operating results upon translation of those foreign operating results into the U.S. dollar. The reported values of assets and liabilities in these foreign businesses are subject to fluctuations in foreign currency exchange rates. In 2018, 2017 and 2016, we did not enter into any derivative contracts with external counterparties. However, we have entered into contracts with VF to hedge certain foreign currency transactions, with maturities up to 20 months.

Commodity Price Risks

We are exposed to market risks for the pricing of cotton, wool and other materials, which we either purchase directly or in a converted form such as fabric. To manage risks of commodity price changes, management negotiates prices in advance when possible. We have not historically managed commodity price exposures by using derivative instruments.

Critical Accounting Policies and Estimates

We have chosen accounting policies that management believes are appropriate to accurately and fairly report our operating results and financial position in conformity with GAAP. We apply these accounting policies in a consistent manner. Significant accounting policies are summarized in Note 1 to our audited combined financial statements included elsewhere in this information statement.

The application of these accounting policies requires that we make estimates and assumptions about future events and apply judgments that affect the reported amounts of assets, liabilities, revenues, expenses, contingent assets and liabilities, and related disclosures. These estimates, assumptions and judgments are based on historical experience, current trends and other factors believed to be reasonable under the circumstances. Management evaluates these estimates and assumptions on an ongoing basis. Because our business cycle is relatively short (i.e., from the date that inventory is received until that inventory is sold and the trade accounts receivable is collected), actual results related to most estimates are known within a few months after any balance sheet date. In addition, we may retain outside specialists to assist in impairment testing of goodwill and intangible assets. If actual results ultimately differ from previous estimates, the revisions are included in results of operations when the actual amounts become known.

We believe the following accounting policies involve the most significant management estimates, assumptions and judgments used in preparation of the combined financial statements or are the most sensitive to change from outside factors.

Inventories

Our inventories are stated at the lower of cost or net realizable value. Cost includes all material, labor and overhead costs incurred to manufacture or purchase the finished goods. Overhead allocated to manufactured product is based on the normal capacity of plants and does not include amounts related to idle capacity or abnormal production inefficiencies. We perform a detailed review, at least quarterly, of all inventories on the basis of individual styles or individual style-size-color stock keeping units to identify slow moving or excess products, discontinued and to-be-discontinued products, and off-quality merchandise. This review matches inventory on hand, plus current production and purchase commitments, with current and expected future sales orders. Management performs an evaluation to estimate net realizable value using a systematic and consistent methodology of forecasting future demand, market conditions and selling prices less costs of disposal. If the estimated net realizable value is less than cost, we reflect the lower value of that inventory. This methodology recognizes inventory exposures at the time such losses are evident rather than at the time goods are actually sold. Historically, these estimates of future demand and selling prices have not varied significantly from actual results due to our timely identification and ability to rapidly dispose of these distressed inventories.

Existence of physical inventory is verified through periodic physical inventory counts and ongoing cycle counts at most locations throughout the year. We provide for estimated inventory losses that have likely occurred since the last physical inventory date. Historically, physical inventory shrinkage has not been material.

Long-Lived Assets, Including Intangible Assets and Goodwill

We allocate the purchase price of an acquired business to the fair values of the tangible and intangible assets acquired and liabilities assumed, with any excess purchase price recorded as goodwill. We evaluate fair value at acquisition using three valuation techniques – the replacement cost, market and income methods – and weight the valuation methods based on what is most appropriate in the circumstances. The process of assigning fair values, particularly to acquired intangible assets, is highly subjective.

Fair value for acquired intangible assets is generally based on the present value of expected cash flows. Indefinite-lived and definite-lived trademark or trade name intangible assets (collectively referred to herein as “trademarks”) represent individually acquired trademarks, some of which are registered in multiple countries. Definite-lived customer relationship intangible assets are based on the value of relationships with wholesale customers at the time of acquisition. Goodwill represents the excess of cost of an acquired business over the fair value of net tangible assets and identifiable intangible assets acquired, and is assigned at the reporting unit level. Our depreciation policies for property, plant and equipment reflect judgments on their estimated economic lives and residual values, if any. Our amortization policies for definite-lived intangible assets reflect judgments on the estimated amounts and duration of future cash flows expected to be generated by those assets. In evaluating the amortizable life for customer relationship intangible assets, management considers historical attrition patterns for various groups of customers. In evaluating the amortizable life for definite-lived trademark intangible assets, management makes its best estimate of the duration and expected pattern of economic benefit.

Testing of Definite-Lived Assets

Our policy is to review property, plant and equipment and definite-lived intangible assets for potential impairment whenever events or changes in circumstances indicate that the carrying value of an asset or asset group may not be recoverable. We test for potential impairment at the asset or asset group level, which is the lowest level for which there are identifiable cash flows that are largely independent, by comparing the carrying value to the estimated undiscounted cash flows expected to be generated by the asset. If the forecasted undiscounted cash flows to be generated by the asset are not expected to be adequate to recover the asset’s carrying value, a fair value analysis must be performed, and an impairment charge is recorded if there is an excess of the asset’s carrying value over its estimated fair value.

When testing property, plant and equipment for potential impairment, management uses the income-based discounted cash flow method using the estimated cash flows of the respective asset or asset group. The estimated undiscounted cash flows of the asset or asset group through the end of its useful life are compared to its carrying value. If the undiscounted cash flows of the asset or asset group exceed its carrying value, there is no impairment charge. If the undiscounted cash flows of the asset or asset group are less than its carrying value, the estimated fair value of the asset or asset group is calculated based on the discounted cash flows using the reporting unit’s weighted average cost of capital (“WACC”), and an impairment charge is recognized for the difference between the estimated fair value of the asset or asset group and its carrying value.

When testing definite-lived trademarks for potential impairment, management uses the income-based relief-from-royalty method. Under this method, forecasted revenues for products sold with the trademark are assigned a royalty rate that would be charged to license the trademark (in lieu of ownership), and the estimated undiscounted cash flows of the trademark (representing forecasted royalties avoided by owning the trademark) are compared to its carrying value. If the undiscounted cash flows of the trademark exceed its carrying value, there is no impairment charge. If the undiscounted cash flows of the trademark are less than its carrying value, the estimated fair value of the trademark is calculated in a manner consistent with indefinite-lived intangible assets discussed below, and an impairment charge is recognized for the difference between the estimated fair value of the trademark and its carrying value.

When testing customer relationship intangible assets for potential impairment, management uses the multi-period excess earnings method, which is a specific application of the discounted cash flow method. Under this method, we first calculate the undiscounted cash flows expected to be generated by the customer relationship asset after deducting contributory asset charges, considering historical customer attrition rates and projected revenues and profitability related to customers that existed at acquisition. If the undiscounted cash flows of the customer relationship intangible asset exceed its carrying value, there is no impairment charge. If the undiscounted cash flows of the customer relationship intangible asset are less than its carrying value, the estimated fair value of the customer relationship intangible asset is calculated based on the discounted cash flows using the reporting unit’s WACC, and an impairment charge is recognized for the difference between the estimated fair value of the customer relationship intangible asset and its carrying value.

Testing of Indefinite-Lived Assets and Goodwill

Our policy is to evaluate indefinite-lived intangible assets and goodwill for possible impairment as of the beginning of the fourth quarter of each year, or whenever events or changes in circumstances indicate that the fair value of such assets may be below their carrying amount. As part of our annual impairment testing, we may elect to assess qualitative factors as a basis for determining whether it is necessary to perform quantitative impairment testing. If management’s assessment of these qualitative factors indicates that it is not more likely than not that the fair value of the intangible asset or reporting unit is less than its carrying value, then no further testing is required. Otherwise, the intangible asset or reporting unit must be quantitatively tested for impairment.

An indefinite-lived intangible asset is quantitatively tested for possible impairment by comparing the estimated fair value of the asset to its carrying value. Fair value of an indefinite-lived trademark is based on an income approach using the relief-from-royalty method. Under this method, forecasted revenues for products sold with the trademark are assigned a royalty rate that would be charged to license the trademark (in lieu of ownership), and the estimated fair value is calculated as the present value of those forecasted royalties avoided by owning the trademark. The appropriate discount rate is based on the reporting unit’s WACC that considers market participant assumptions, plus a spread that factors in the risk of the intangible asset. The royalty rate is selected based on consideration of (i) royalty rates included in active license agreements, if applicable, (ii) royalty rates received by market participants in the apparel industry and (iii) the current performance of the reporting unit. If the estimated fair value of the trademark intangible asset exceeds its carrying value, there is no impairment charge. If the estimated fair value of the trademark is less than its carrying value, an impairment charge would be recognized for the difference.

Goodwill is quantitatively evaluated for possible impairment by comparing the estimated fair value of a reporting unit to its carrying value. Reporting units are businesses with discrete financial information that is available and reviewed by segment management.

For goodwill impairment testing, we estimate the fair value of a reporting unit using both income-based and market-based valuation methods. The income-based approach is based on the reporting unit’s forecasted future cash flows that are discounted to present value using the reporting unit’s WACC as discussed above. For the market-based approach, management uses both the guideline company and similar transaction methods. The guideline company method analyzes market multiples of revenues and earnings before interest, taxes, depreciation and amortization (“EBITDA”) for a group of comparable public companies. The market multiples used in the valuation are based on the relative strengths and weaknesses of the reporting unit compared to the selected guideline companies. Under the similar transactions method, valuation multiples are calculated utilizing actual transaction prices and revenue/EBITDA data from target companies deemed similar to the reporting unit.

Based on the range of estimated fair values developed from the income and market-based methods, we determine the estimated fair value for the reporting unit. If the estimated fair value of the reporting unit exceeds its carrying value, the goodwill is not impaired and no further review is required. However, if the estimated fair value of the reporting unit is less than its carrying value, we calculate the impairment loss as the difference between the carrying value of the reporting unit and the estimated fair value.

The income-based fair value methodology requires management’s assumptions and judgments regarding economic conditions in the markets in which we operate and conditions in the capital markets, many of which are outside of management’s control. At the reporting unit level, fair value estimation requires management’s assumptions and judgments regarding the effects of overall economic conditions on the specific reporting unit, along with assessment of the reporting unit’s strategies and forecasts of future cash flows. Forecasts of individual reporting unit cash flows involve management’s estimates and assumptions regarding:

•	Annual cash flows, on a debt-free basis, arising from future revenues and profitability, changes in working capital, capital spending and income taxes for at least a 10-year forecast period.

•

A terminal growth rate for years beyond the forecast period. The terminal growth rate is selected based on consideration of growth rates used in the forecast period, historical performance of the reporting unit and economic conditions.

•

A discount rate that reflects the risks inherent in realizing the forecasted cash flows. A discount rate considers the risk-free rate of return on long-term treasury securities, the risk premium associated with investing in equity securities of comparable companies, the beta obtained from comparable companies and the cost of debt for investment grade issuers. In addition, the discount rate may consider any company-specific risk in achieving the prospective financial information.

Under the market-based fair value methodology, judgment is required in evaluating market multiples and recent transactions. Management believes that the assumptions used for its impairment tests are representative of those that would be used by market participants performing similar valuations of our reporting units.

Rock & Republic® Impairment Analysis

The Rock & Republic® brand has an exclusive wholesale distribution and licensing arrangement with Kohl’s Corporation that covers all branded apparel, accessories and other merchandise. As of June 30, 2018, management performed a quantitative impairment analysis of the Rock & Republic® amortizing trademark intangible asset to determine if the carrying value was recoverable. We determined this testing was necessary based on the expectation that certain customer contract terms would be modified. Management used the income-based relief-from-royalty method and the contractual 4% royalty rate to calculate the pre-tax undiscounted future cash flows. Based on the analysis performed, management concluded that the trademark intangible asset did not require further testing as the undiscounted cash flows exceeded the carrying value of $49.0 million.

It is possible that management’s conclusion regarding the recoverability of the intangible asset could change in future periods as there can be no assurance that the estimates and assumptions used in the analysis as of June 30, 2018 will prove to be accurate predictions of the future.

2018 Impairment Testing

Management performed its annual goodwill and indefinite-lived intangible asset impairment testing as of the beginning of the fourth quarter of 2018. Management performed a qualitative impairment assessment for all reporting units and indefinite-lived trademark intangible assets, as discussed below in the “Qualitative Impairment Assessment” section. We did not record any impairment charges in 2018.

Qualitative Impairment Assessment

For all reporting units, we elected to perform a qualitative impairment assessment to determine whether it is more likely than not that the goodwill and indefinite-lived trademark intangible assets in those reporting units were impaired. We considered relevant events and circumstances for each reporting unit, including (i) current year results, (ii) financial performance versus management’s annual and five-year strategic plans, (iii) changes in the reporting unit carrying value since prior year, (iv) industry and market conditions in which the reporting unit and indefinite-lived trademark operates, (v) macroeconomic conditions, including discount rate changes, and (vi) changes in products or services offered by the reporting unit. If applicable, performance in recent years was compared to forecasts included in prior valuations. Based on the results of the qualitative impairment assessment, we concluded that it was not more likely than not that the carrying values of the goodwill and indefinite-lived trademark intangible assets were greater than their fair values, and that further quantitative impairment testing was not necessary.

Management’s Use Of Estimates and Assumptions

Management made its estimates based on information available as of the date of our assessment, using assumptions we believe market participants would use in performing an independent valuation of the business. It is possible that our conclusions regarding impairment or recoverability of goodwill or intangible assets in any reporting unit could change in future periods. There can be no assurance that the estimates and assumptions used in our goodwill and intangible asset impairment testing will prove to be accurate predictions of the future, if, for example, (i) the businesses do not perform as projected, (ii) overall economic conditions in future years vary from current assumptions (including changes in discount rates), (iii) business conditions or strategies for a specific reporting unit change from current assumptions, including loss of major customers, (iv) investors require higher rates of return on equity investments in the marketplace or (v) enterprise values of comparable publicly traded companies, or actual sales transactions of comparable companies, were to decline, resulting in lower multiples of revenues and EBITDA.

A future impairment charge for goodwill or intangible assets could have a material effect on our combined financial position and results of operations.

Stock Options

VF sponsors an employee stock plan in which certain of our employees participate. The following describes VF’s key assumptions used in accounting for stock options.

VF uses a lattice option-pricing model to estimate the fair value of stock options granted to employees. VF believes that a lattice model provides a refined estimate of the fair value of options because it can incorporate (i) historical option exercise patterns and multiple assumptions about future option exercise patterns for each of several groups of option holders and (ii) inputs that vary over time, such as assumptions for interest rates and volatility. Management performs an annual review of all assumptions employed in the valuation of option grants and believes they are reflective of the outstanding options and underlying common stock and of groups of option participants. The lattice valuation incorporates the assumptions listed in Note 13 to our audited combined financial statements.

One of the critical assumptions in the valuation process is estimating the expected average life of the options before they are exercised. For each option grant, VF estimated the expected average life based on evaluations of the historical and expected option exercise patterns for each of the groups of option holders that have historically exhibited different option exercise patterns. These evaluations included (i) voluntary stock option exercise patterns based on a combination of changes in the price of VF common stock and periods of time that options were outstanding before exercise and (ii) involuntary exercise patterns resulting from turnover, retirement and death.

Volatility is another critical assumption requiring judgment. Management bases its estimates of future volatility on a combination of implied and historical volatility. Implied volatility is based on short-term (six to nine months) publicly traded near-the-money options on VF common stock. VF measures historical volatility over a ten-year period, corresponding to the contractual term of the options, using daily stock prices. Management’s assumption for valuation purposes is that expected volatility starts at a level equal to the implied volatility and then transitions to the historical volatility over the remainder of the ten-year option term.

Defined Benefit Pension Plans

Certain Company employees participate in the Shared Plans, which includes participants of other VF operations. We account for our participation in the Shared Plans as a multiemployer benefit plan. Accordingly, net periodic pension costs specifically related to Company employees have been reported in the combined statements of income, and the Company does not record an asset or liability to recognize the funded or unfunded status of the Shared Plans. See Note 11 to our audited combined financial statements for additional information.

VF’s employee pension costs and obligations are developed from actuarial valuations. Inherent in these valuations are key assumptions, including discount rates, salary growth, long-term return on plan assets, retirement rates, mortality rates, and other factors. VF’s selection of assumptions is based on historical trends and known economic and market conditions at the time of valuation, as well as independent studies of trends performed by actuaries. However, actual results may differ substantially from the estimates that were based on the critical assumptions. VF used a December 31 measurement date for all plans. Actual results that differ from VF’s assumptions are accumulated and amortized over future periods and, therefore, generally affect its recognized expense in such future periods. While VF management believes that the assumptions used are appropriate, significant differences in actual experience or significant changes in assumptions would affect VF’s pension costs and obligations. Furthermore, the assumptions used by VF may not be indicative of assumptions which the Company would have made on a standalone basis.

The Company recognized $6.6 million, $6.9 million and $7.8 million for the service cost component of net periodic pension costs for the Shared Plans during 2018, 2017 and 2016, respectively, which is reflected in cost of goods sold and selling, general and administrative expenses in the combined statements of income. The

Company recognized a benefit of $5.1 million in 2018, benefit of $0.2 million in 2017 and expense of $15.4 million in 2016 for the non-service components of net periodic pension costs for the Shared Plans, which are reflected in selling, general and administrative expenses in the combined statements of income. During the quarter ended June 30, 2018, VF approved a freeze of all future benefit accruals under the U.S. Shared Plans, effective December 31, 2018. This resulted in a pension curtailment loss for VF, of which $3.5 million was recorded by the Company in the combined statement of income for 2018. The Company also recorded a $1.2 million expense in 2018 reflecting the Company’s portion of pension settlement charges recorded by VF. In addition, the Company recorded a $21.5 million expense in 2016 reflecting the Company’s portion of a settlement charge recorded by VF. These curtailment and settlement charges are reflected in selling, general and administrative expenses in the combined statements of income in each respective period.

Income Taxes

As a global company, VF is subject to income taxes and files income tax returns in over 100 U.S. and foreign jurisdictions each year. For purposes of the combined financial statements, income taxes have been calculated as if we file income tax returns for the Company on a standalone basis. The Company’s U.S. operations and certain of its non-U.S. operations historically have been included in the tax returns of VF or its subsidiaries that may not be part of the spinoff transaction. Due to economic and political conditions, tax rates in various jurisdictions may be subject to significant change. The Company could be subject to changes in its tax rates, the adoption of new U.S. or international tax legislation or exposure to additional tax liabilities. The Company makes an ongoing assessment to identify any significant exposure related to increases in tax rates in the jurisdictions in which the Company operates.

The calculation of income tax liabilities involves uncertainties in the application of complex tax laws and regulations, which are subject to legal interpretation and significant management judgment. VF’s income tax returns are regularly examined by federal, state and foreign tax authorities, and those audits may result in proposed adjustments. The Company has reviewed all issues raised upon examination, as well as any exposure for issues that may be raised in future examinations. The Company has evaluated these potential issues under the “more-likely-than-not” standard of the accounting literature. A tax position is recognized if it meets this standard and is measured at the largest amount of benefit that has a greater than 50% likelihood of being realized. Such judgments and estimates may change based on audit settlements, court cases and interpretation of tax laws and regulations. Income tax expense could be materially affected to the extent VF prevails in a tax position or when the statute of limitations expires for a tax position for which a liability for unrecognized tax benefits or valuation allowances have been established, or to the extent VF is required to pay amounts greater than the established liability for unrecognized tax benefits. The Company does not currently anticipate any material impact on earnings from the ultimate resolution of income tax uncertainties. There are no accruals for general or unknown tax expenses.

The Company has $23.7 million of gross deferred income tax assets related to operating loss carryforwards, and $23.7 million of valuation allowances against those assets. Realization of deferred tax assets related to operating loss carryforwards is dependent on future taxable income in specific jurisdictions, the amount and timing of which are uncertain, and on possible changes in tax laws. If management believes that the Company will not be able to generate sufficient taxable income to offset losses during the carryforward periods, the Company records valuation allowances to reduce those deferred tax assets to amounts expected to be ultimately realized. If in a future period management determines that the amount of deferred tax assets to be realized differs from the net recorded amount, the Company would record an adjustment to income tax expense in that future period.

On December 22, 2017, the U.S. government enacted the Tax Act. The Tax Act included a broad range of complex provisions impacting the taxation of multi-national companies. Generally, accounting for the impacts of newly enacted tax legislation is required to be completed in the period of enactment; however, in response to the complexities and ambiguity surrounding the Tax Act, the SEC released Staff Accounting Bulletin No. 118 (“SAB 118”) to provide companies with relief around the initial accounting for the Tax Act. Pursuant to SAB 118, the

SEC has provided a one-year measurement period for companies to analyze and finalize accounting for the Tax Act. During the one-year measurement period, SAB 118 allows companies to recognize provisional amounts when reasonable estimates can be made for the impacts resulting from the Tax Act. The Company has finalized accounting for the Tax Act during the one-year measurement period, as detailed below.

During the fourth quarter of 2017, we recognized a provisional charge of $136.7 million primarily comprised of $110.6 million related to the transition tax and $19.4 million of tax expense related to revaluing U.S. deferred tax assets and liabilities using the new U.S. corporate tax rate of 21%. The transition tax was treated consistently with other taxes payable (i.e., deemed settled and reflected within Parent company investment). Other provisional charges of $6.7 million were primarily related to establishing a deferred tax liability for foreign withholding and state taxes as the Company is not asserting indefinite reinvestment on short-term liquid assets of certain foreign subsidiaries. All other foreign earnings, including basis differences of certain foreign subsidiaries, continue to be considered indefinitely reinvested. The Company has not determined the deferred tax liabilities associated with these undistributed earnings and basis differences, as such determination is not practicable.

During the one-year measurement period provided for under SAB 118, we recognized additional net charges of $5.5 million, primarily comprised of $5.7 million of charges related to the transition tax, additional tax benefits of $1.5 million related to revaluing U.S. deferred tax assets and liabilities using the new U.S. corporate tax rate of 21%, and other charges of $1.3 million related to establishing a deferred tax liability for foreign withholding taxes.

The Tax Act also includes the creation of a new minimum tax called the base erosion and anti-abuse tax (“BEAT”), a new provision that taxes U.S. allocated expenses (e.g., interest and general administrative expenses), a tax on global intangible low-tax income (“GILTI”) from foreign operations, a general elimination of U.S. federal income taxes on dividends from foreign subsidiaries, a new limitation on deductible interest expense, and limitations on the deductibility of certain employee compensation. Under GAAP, companies are allowed to make an accounting policy election to either treat taxes resulting from GILTI as a current-period expense when they are incurred or factor such amounts into the measurement of deferred taxes. The Company completed its analysis related to this accounting policy election and treated the taxes resulting from GILTI as a current-period expense. We presently do not expect to be subject to the minimum tax imposed by BEAT provisions.

Recently Issued and Adopted Accounting Standards

Refer to Note 1 to our audited combined financial statements included elsewhere in this information statement for discussion of recently issued and adopted accounting standards.

BUSINESS

Overview

We are a global apparel leader focused on the design, manufacturing, sourcing, marketing, and distribution of our portfolio of brands, including our iconic brands Wrangler® and Lee®. Our two key brands benefit from heritages spanning 200 combined years and together with our other brands accounted for over 170 million units of apparel produced or sourced in 2018. We endeavor to provide consumers with high-quality, innovative products at a superior value. We manufacture approximately 38% of our products in our owned and leased facilities, and distribute our products worldwide primarily through both major brick & mortar and e-commerce retailers. We believe our experienced management team is executing a strategy that provides a better product and brand experience to our consumers, primarily by delivering on our high standards of product design and innovation, and offering a wide variety of compelling products across channels and categories.

We focus on continuously improving the most important elements of our products, which include fit, fabric, finish, and overall construction, while continuing to provide consumers our products at attractive price points. We leverage innovation and design advancements as well as our unique brand heritages to create marketing campaigns that communicate our brand positioning, product attributes, and overall value proposition to consumers. We believe these marketing campaigns further elevate our brands, build our loyal global consumer base, and ultimately drive revenue growth.

We have a presence in over 65 countries and generated approximately $2.8 billion in global revenues in 2018 across our various channels. We sell our products primarily through our established wholesale and expanding digital channels, and utilize our branded brick & mortar locations to supplement our go-to-market strategy. We benefit from strong relationships with many of our customers who we believe depend on our ability to reliably and timely replenish them with our high-volume products.

Within the U.S., where we generated 73% of our revenues in 2018, we offer our apparel and accessories largely through our wholesale channel, which consists of mass and mid-tier retailers, specialty stores including western specialty retail, department stores, and retailer-owned and third-party e-commerce sites. We also sell our products in the U.S. through direct-to-consumer channels, including full-price stores, outlet stores and our own websites. Outside the U.S., where we generated 27% of our revenues in 2018, we operate through similar wholesale channels as in the U.S., and utilize distributors, agents, licensees, and partnerships along with our full-price and outlet stores and digital presence.

We believe our global supply chain provides us with significant competitive advantages and operating flexibility. Our internal manufacturing capabilities include owned and leased facilities, all of which are located in the Western Hemisphere, and produced approximately 38% of our total units sold in 2018. The remainder of our units sold were supplied by a range of third-party manufacturers. We distribute our products globally through our own distribution centers as well as through third-party distribution centers. We believe our flexible and balanced approach to manufacturing and distribution allows us to better manage our production, and in turn appeals to our customers who we believe view our ability to consistently meet their production needs as a point of competitive differentiation.

We believe the consumer appeal of our brands combined with consistent execution of our manufacturing and distribution strategies have supported our ability to produce strong financial results. We generated over $2.75 billion in revenue and $330 million in operating income in each of the last five years. Additionally, our cash flows from operations were greater than $295 million in each of the years from 2014 through 2016. In 2017, our cash flows from operations were $168.6 million, which were impacted by a $110.6 million charge related to the transition tax component of the Tax Act that was deemed settled in cash with VF for purposes of carve-out financial reporting. In 2018, we reported cash flows used by operations of $96.3 million, primarily due to $323.3 million lower cash proceeds from settlement of the intercompany sale to VF of certain of the Company’s trade accounts receivable. The timing of the intercompany settlement was impacted by VF’s one-time change in fiscal year-end and does not reflect an operational deterioration in cash flows. We expect our cash flows to normalize post-Separation and intend to continue to invest in our brands, talent and capabilities, and growth strategies as well as to support a dividend to shareholders, and to repay our indebtedness over time.

Kontoor Brands is headquartered in Greensboro, North Carolina. Upon our separation from VF, we expect to trade under the ticker symbol “KTB” on the NYSE.

Our Competitive Strengths

Iconic Brands with Significant Global Scale.

Our two key brands are steeped in rich heritage and authenticity. The Wrangler® and Lee® brands generated approximately $1.6 billion and $960 million, respectively, in 2018 revenues and have an established global presence in the apparel market. Products bearing our brands are sold in more than 65 countries, and we believe they have strong consumer connectivity worldwide. We market our brands and products to highlight their differentiated position and product attributes. We strive to maximize our consumer reach by leveraging each brand’s “best practices” to drive growth across product categories and expand our overall revenues and earnings profile.

Founded over 70 years ago, Wrangler® is a classic American brand deeply rooted in U.S. western apparel and positioned as clothing ready for everyday life. Wrangler® branded products are offered in more than 20,000 retail doors worldwide and span a wide range of product categories including denim and non-denim bottoms, shirts, jackets, and other outerwear and accessories. We believe the Wrangler® brand appeals to a broad range of consumers worldwide who appreciate the brand’s western heritage, quality, and superior value. Outside the U.S., we believe the brand generally occupies a more premium positioning and carries a higher average price point.

Founded in 1889, Lee® is an authentic apparel brand with a heritage of purposeful craftsmanship and innovation. Lee® branded products offer versatile styling and superior comfort in denim and casual apparel for a multitude of activities, and target an active consumer interested in a stylish look through innovation designed for functional and visual appeal. The Lee® brand generates approximately 47% of its revenues outside the U.S., with a significant portion attributable to China and certain countries in Europe. In particular, since entering the Chinese market in 1995, the Lee® brand has developed a leading market position.

Deep Relationships with Brick & Mortar Retail and E-Commerce Leaders.

We have developed long-term relationships with many leading global brick & mortar and e-commerce retailers, whom we believe rely on our iconic brands, leading product quality and value, and innovation to address evolving consumer needs in our product categories. By fostering these relationships, we have become an important vendor for many of our customers and have built leading category positions, which in turn supports the availability of our brands to consumers and our ability to introduce new products and categories. We also endeavor to provide sophisticated logistics, planning, and merchandising expertise to support our customers, which we believe supports a level of insight that builds more integrated customer relationships. Over time, we believe we have developed an aptitude for addressing our customers’ unique and challenging inventory replenishment and planning needs, and have built a reputation as a reliable partner in a dynamic retail environment.

Integrated Supply Chain Built to Support Volume and Replenishment.

We are continually refining our supply chain to maximize efficiency and reinforce our reputation of reliability with our customers. Through our vertically integrated supply chain we manufacture, source, and distribute a significant quantity of high volume apparel products that are frequently replenished by our retail partners. Our product procurement and distribution strategies, combined with our internal manufacturing facilities and retail floor space management programs, allow us to maintain what we believe is a competitive advantage versus other apparel suppliers. Our supply chain is built to support large volumes and to meet customer needs while balancing cost and operational requirements. Our 13 internal manufacturing facilities are located in the Western Hemisphere, where their proximity to our primary markets enables us to deliver inventory in a consistent and timely manner. We also have established global third-party sourcing and distribution networks that we leverage across product categories and various regions. We believe our flexible and balanced approach to manufacturing and distribution allows us to better manage our production needs.

Many of our largest volume and highest velocity product styles continue from year to year, with design and innovation elements periodically updated to maintain our products’ relevance with consumers. We utilize real-time data provided by our customers to ensure timely delivery of our products and optimize our customers’ inventory levels. We believe our vertically integrated operations in combination with inventory and supply-demand reconciliation processes allow us to excel in meeting our retail customers’ rapid order requirements.

Highly Experienced Management Team and Board of Directors.

We have assembled a senior management team that is highly focused on continuing to grow our brands’ revenues, delivering strong and consistent financial results, and building a cohesive corporate culture. Together, our management team has over 50 years of combined experience in the apparel and accessories industry and brings deep global industry expertise to our newly independent company. Our President and Chief Executive Officer, Scott Baxter, served in various senior leadership positions at VF, including most recently as Vice President and Group President of Americas West, where he was responsible for overseeing brands such as The North Face® and Vans®, and previously as Group President of VF’s Jeanswear Americas business. Our Vice President and Chief Financial Officer, Rustin Welton, most recently served as Group Chief Financial Officer for VF’s Jeanswear, Workwear, Timberland® and VF Outlet™ businesses. Our two Vice Presidents and Global Brand Presidents, Thomas Waldron and Christopher Waldeck, maintain operational responsibility for the Wrangler® and Lee® brands, respectively, and have significant experience managing our brands domestically. We are also guided by a strong Board of Directors who bring valuable industry and management insight to Kontoor Brands. Our Board is led by our Non-Executive Chairman, Robert Shearer, who has extensive familiarity with our business and our industry, having served as Senior Vice President and Chief Financial Officer of VF from 2005 through 2015. We believe the depth of experience and deep industry knowledge of our management team and Board of Directors will drive the success of our new company.

Resilient Business Model That Delivers Consistent Results.

Our business has historically generated significant revenues, strong profits, and attractive cash flows due to our global brands, leading market positions, deep customer relationships, and the vertical integration of our supply chain. We believe we offer high product value and quality to our consumers, who respond to our value proposition by consistently purchasing our products over time. Over the last five years, we generated revenues in excess of $2.75 billion each year, and consistently delivered operating margins of 12% or greater each year. Our strong margin profile combined with our diligent approach to operational excellence and capital management have produced meaningful cash flows. We believe our consistent financial results will provide us with the opportunity to consistently invest in our business, return capital to shareholders, and repay debt.

Our Strategies

We have historically operated predominantly as a segment within VF. Following the Separation, we will become an independent publicly traded company led by a highly experienced management team fully dedicated to leveraging our capabilities and driving our strategic initiatives. We will also have increased flexibility to deploy our strong free cash flow towards our operating and capital allocation priorities.

Adopt a Global Approach for Optimizing the Wrangler® and Lee® Brands.

We believe the combination of our brands, scale, and global platform is differentiated in our industry. Historically, our brands have largely operated independently across geographic regions with regard to management, product design, and marketing. With one integrated senior leadership team to manage our brands and operations globally, there is an opportunity to implement an operating model that more efficiently leverages our global brands, scale, and platforms. We have built a leadership team based in Greensboro, North Carolina, that will include Global Presidents of both the Wrangler® and Lee® brands, as well as global leaders of the design, merchandising, digital, and direct-to-consumer departments. This centralized senior management team with global responsibility will work closely with our regional teams to deliver a unified brand and product design message while ensuring market-specific nuances are maintained. Through this integrated platform and management structure, we believe we can amplify the global strength of our brands, improve operating efficiency, and increase the overall demand for our products.

Continue to Increase Our Product Offering and Expand Our Target Consumer Base.

We see potential to enhance our existing product assortment, broaden our product offering, and expand into adjacent product categories. We leverage our Global Denim Innovation Network and Cognitive and Design Science Center to develop cognitive, design, textile, and product construction advancements that target the needs of our existing and potential new target consumer groups. We strive to create new products to attract a wide range of consumers, including women and younger generations, while seeking to ensure our core offering continues to serve the needs of our consumers. We believe we have the opportunity to also enter new categories that utilize our existing brand and product strengths, such as the outdoor and workwear categories. We have also introduced higher-end products at premium price points in the U.S. Successful execution of our product expansion strategies should broaden the appeal of our brands and products to new consumers, extend our reach into new product categories, and ultimately drive the overall revenues of our business. In addition, we also intend to opportunistically evaluate potential merger and acquisition targets to supplement our approach over the long-term.

Continue Expanding Our Distribution.

We believe there is an opportunity to expand the distribution of our products with new and existing brick & mortar and e-commerce customers internationally and in the U.S. We expect the integration and collaboration of our brands’ global leadership teams will help drive distribution opportunities for the Wrangler® and Lee® brands in both new and established markets by leveraging each brand’s relative distribution strengths across regions. Specifically, China provides an attractive geography to expand our existing presence and distribute more products across a range of price segments. In Europe, we intend to refine our strategy to become more consumer centric in addressing how and where our customers want to purchase our products. In the U.S., we see an opportunity to continue to grow with our major retail customers as well as drive distribution of our more premium products through higher-end department and specialty stores. We also expect to leverage our leading brand positions to increase our penetration with major global e-commerce players as this distribution channel continues to grow in consumer importance worldwide.

Drive Cost Savings and Efficiencies Across Our Global Organization.

We expect to realize efficiencies across our business as we create a more centralized global organization and pursue cost savings initiatives. As part of our centralized approach to our global business, our management team will oversee all brands for their respective business functions, including supply chain, digital, direct-to-consumer, and strategy while seeking to ensure we maintain our worldwide presence and regional approach. We have implemented initiatives to reduce costs and realize greater efficiencies, which have included transitioning our Central America and South America region to a distributor model, exiting certain supply chain operations, relocating Lee®’s North American headquarters to Greensboro, North Carolina and streamlining our global organizational structure. We will continue to implement various operational initiatives to address inefficiencies throughout our organization and cost savings programs that we expect to generate meaningful global cost savings. We plan to utilize such measures to fuel additional investments in our capabilities and brands while improving our overall profitability.

Our Brands

We own and operate a portfolio of apparel brands that each aim to address the differentiated needs of their consumers. Our two main brands, Wrangler® and Lee®, have product designs targeted at specific consumers, and also offer various collections for specific retailers.

Wrangler®

Wrangler® is an iconic American heritage brand rooted in the western lifestyle, with over 70 years of history offering denim, apparel, and accessories for men and women. Wrangler® branded products are available through wholesale arrangements with mass and mid-tier retailers, specialty stores, department stores, independently owned and operated partnership stores, and e-commerce platforms, as well as through owned retail stores and websites. Wrangler® branded products are available in the U.S., Canada, Mexico, Central America and South America, the United Kingdom and continental Europe, the Middle East, India, and through licensees across Australia, Asia and Africa. We offer multiple sub-brands and collections within the main Wrangler® brand that we develop to target specific consumer demographics and consumer end-uses, including: 20X®, Aura from the Women at Wrangler®, Cowboy Cut®, Premium Patch®, Riggs Workwear®, Rock 47®, Rustler®, W1947®, Wrangler Retro®, and Wrangler Rugged Wear®.

Lee®

Lee® is an iconic American denim and apparel brand celebrating 130 years of heritage and authenticity in 2019. Lee® product collections include a uniquely styled range of jeans, pants, shirts, shorts, and jackets for men, women, boys and girls, with the latter currently licensed in the U.S. The Lee® brand delivers trend-forward styles with exceptional fit and comfort through innovative fabric solutions and advanced design technology. Lee® branded products are distributed domestically and internationally through the wholesale channel including department stores, mass merchants, specialty stores, independently owned and operated partnership stores, and e-commerce platforms, as well as through owned retail stores and websites. Lee® branded products are available in the U.S., Canada, Mexico, Central and South America, the United Kingdom and continental Europe, the Middle East, India, China, and through licensees across Australia, Asia, and Africa. The Lee® brand offers multiple sub-brands and collections, making it attractive for a broader consumer base, including: Body OptixTM, Lee101TM, Lee Modern Series®, and Lee® Riders®.

Rock & Republic®

Rock & Republic® is a premium apparel brand known for its edgy styles and is marketed as a modern and active lifestyle brand to consumers. Since 2012, Rock & Republic® products have been sold in the U.S. exclusively through Kohl’s. We believe there remains an opportunity to expand the brand’s presence outside the U.S. by leveraging our retail and e-commerce relationships.

Other Brands

We also own and operate various smaller brands worldwide, which include Gitano® and Chic®.

Distribution Channels

Our distribution channels include U.S. Wholesale, Non-U.S. Wholesale, Branded Direct-to-Consumer, and Other. We utilize these channels based on the optimal route to reach our consumers in the physical and digital locations they frequent within their geographies. As part of our separation from VF, we will also operate the U.S.-based VF Outlet™ business, which carries both of our primary brands as well as VF-branded products and third-party branded merchandise.

U.S. Wholesale

The U.S. Wholesale channel is our largest distribution channel and accounted for approximately 61% of our revenues in 2018. Within this channel, our Wrangler® and Lee® branded products are marketed and sold by mass and mid-tier retailers, specialty stores including western specialty retail, department stores, and retailer-owned and third-party e-commerce sites. A portion of our U.S. Wholesale revenue is attributable to digital sales from our wholesale partners’ websites, third-party e-commerce platforms such as Amazon, and other smaller pure-play digital retailers. Third-party e-commerce platforms and pure-play digital retailers are a growing and important portion of this channel.

Our mass merchant customers include national retailers such as Walmart and Target, as well as various regional retail partners. Our mid-tier and traditional department store customers include national retailers such as Kohl’s, JCPenney, Belk, Macy’s, and various other retail partners. Rock & Republic® branded products are distributed through an exclusive agreement with Kohl’s. The specialty store channel, which includes revenue from Wrangler® Riggs Workwear® and Wrangler® Western branded products, consists primarily of national accounts such as Tractor Supply Company and Boot Barn as well as upscale modern specialty stores.

We aim to foster close and longstanding relationships with our wholesale customers, having partnered with each of our top three brick & mortar wholesale customers for over 25 years. In addition, we engage in an active dialogue with many of our key wholesale customers and receive proprietary insights about how our products are performing on a timely basis. Our brands’ top U.S. Wholesale customers include Walmart, Kohl’s, Target, and Amazon, and Walmart was our only customer representing greater than 10% of our total revenue in each of the last three years (approximately 32%, 33% and 33% of total revenue in 2018, 2017 and 2016, respectively). Sales to our customers are generally on a purchase order basis and not subject to long-term agreements.

In addition, a small portion of sales in our U.S. Wholesale channel are from licensing arrangements where we receive royalties based on a percentage of the licensed products’ revenues. Most of the agreements provide for a minimum royalty requirement. See “—Licensing Arrangements” below for more information.

Non-U.S. Wholesale

The Non-U.S. Wholesale channel represents the majority of our international business and accounted for approximately 22% of our revenues in 2018. The majority of the Wrangler® and Lee® international product business is located in EMEA and APAC, where we sell our products through department stores and specialty stores. In Canada and Mexico, our branded products are marketed through mass merchants, department stores, and specialty stores, while in South America our branded products are sold in department and specialty stores. Additionally, our Non-U.S. Wholesale channel includes non-U.S. sales on digital platforms operated by our wholesale partners, as well as sales in partnership stores located across EMEA, APAC, and South America. Partnership stores are owned and operated by our licensees, distributors, and other independent parties. They are primarily mono-brand retail locations selling our Wrangler® and Lee® branded products that have the appearance of Kontoor Brands-operated stores, and as such represent an important vehicle for presenting our brands to international consumers. Similar to the U.S. Wholesale channel, we use proprietary insights from our wholesale customers to strategically refine our products and adjust our go-to-market approach.

Geographically, our revenue in EMEA is concentrated in developed markets such as Germany, Poland, Italy, Scandinavia, France, Spain, the Netherlands, and the United Kingdom. We access the APAC market primarily through our business in China and India, which we anticipate will continue to be countries of growth for this distribution channel. Canada is the largest international market for Wrangler® branded products, while China is the largest international market for Lee® branded products.

In addition, a small portion of sales in our Non-U.S. Wholesale channel are from international licensing arrangements where Kontoor Brands receives royalties based on a percentage of the licensed products’ revenues. Most of the agreements provide for a minimum royalty requirement. See “—Licensing Arrangements” below for more information.

Branded Direct-to-Consumer

Our Branded Direct-to-Consumer channel represents the distribution of our products via concession retail locations internationally, Wrangler® and Lee® branded full-price stores globally, and Company-owned outlet stores globally. The channel also includes our branded products in VF Outlet™ locations, and our products that are marketed and distributed online via www.wrangler.com and www.lee.com. Our Branded Direct-to-Consumer channel allows us to display the brands’ product lines in a manner that supports the brands’ positioning, providing an in-store and online experience that enables us to address the needs and preferences of our consumers. The channel accounted for approximately 11% of our revenues in 2018.

The Branded Direct-to-Consumer channel includes 241 concession retail stores, which are located internationally and consist of mono-brand and dual-brand stores. Under a typical concession arrangement, we have a dedicated sales area within our customers’ stores, and pay a concession fee for use of the space based on a percentage of retail sales. The concession model allows our partners to dedicate specific sales areas to our brands and helps differentiate and enhance the presentation of our products.

Our 41 owned full-price Wrangler® and Lee® branded retail stores are located in the U.S., South America, Europe, and Asia, and consist of both mono-brand stores, which exclusively carry either Wrangler® or Lee® branded products, and dual-brand stores, which carry both Wrangler® and Lee® branded products. In addition, we also have a limited number of dual-branded Wrangler® and Lee® outlet stores in the U.S., as well as a limited number of Wrangler® and Lee® branded clearance center stores.

We also operate multiple outlet stores in the U.S., in both premium outlet malls and more value-based outlet locations. The majority of our sites in the U.S. are traditional VF Outlet™ locations featuring Wrangler® and Lee® branded products, as well as VF-branded and third-party branded products. Branded Direct-to-Consumer channel revenues include all sales from VF Outlet™ locations excluding the VF-branded and third-party branded merchandise, which are reported in the Other channel described below.

We continue to prioritize serving our customers through digital platforms and include digitally enabled transactions through our own websites as part of this channel. This represents a growing portion of our revenues, and helps elevate the consumer experience with our brands. Wrangler® and Lee® branded products are currently available through our own e-commerce websites in 14 countries.

Other

Our Other distribution channel consists of sales of VF-branded and third-party branded merchandise in our VF Outlet™ stores, as well as sales to VF for products manufactured in our plants and use of our transportation fleet. This channel accounted for approximately 6% of our revenues in 2018, and while the Other channel is not a strategic focus, we are committed to optimizing profitability in our VF Outlet™ stores.

Design and Product Development

Our product design and innovation effort across fit, fabric, finish, and quality is an important element of our strategy. We leverage our expertise in these important areas to provide our consumers high-quality and high-value products. We operate a multi-site approach to product design and development, with hubs located in the U.S., Belgium, Hong Kong, and India. In the U.S. and EMEA, product design is housed within the merchandising, marketing, consumer insights, innovation, and executive teams to ensure product design delivers against brand positioning, consumer needs, and target costs.

Our product development team, which includes technical development, pattern-making, and engineering, works closely with our product design team to facilitate collaboration between the two functions. These two teams collaborate from initial concept to product creation in order to craft a lifestyle association to our Wrangler® and Lee® branded products. Our vigorous product development is supported by a robust go-to-market process that seeks to ensure brand continuity across business units and strong, consistent execution. We have two primary selling seasons, spring and fall, but certain product lines offer more frequent introductions of new merchandise.

In addition to our design functions within existing collections, we operate a strategic Global Denim Innovation Network in Greensboro, North Carolina, as well as a Cognitive and Design Science Center in Irvine, California, with a focus on cognitive, design, textile, and construction advancements that we can leverage across our portfolio. These locations are staffed with dedicated scientists, engineers, and designers who leverage our proprietary consumer insights to create new designs, manufacturing, and material technologies. These centers are integral to our long-term growth as they allow us to deliver new products and experiences that aim to meet our consumers’ needs, which we believe drives demand for our products.

Manufacturing, Sourcing, and Distribution

Our global supply chain organization is responsible for the operational planning, manufacturing, sourcing, and distribution of products to our customers. We believe we have developed a high degree of expertise in managing the complexities associated with a global supply chain that produced or sourced more than 170 million apparel units in 2018. Our supply chain employs a centralized leadership model with localized regional expertise. Within our internal manufacturing facilities, we innovate and design our own proprietary equipment to drive our production output and capabilities. We focus on engineering and on efficiency, which we believe provides an ongoing competitive advantage in our internal manufacturing facilities. We leverage our manufacturing expertise to our sourcing operations, where we have developed longstanding relationships with third-party manufacturers and distributors. We believe this manufacturing and sourcing approach, coupled with strategic inventory and retail floor space management programs with many of our major retail customers, gives us a competitive advantage in our business.

Sourcing and Manufacturing

We believe the combination of our internal manufacturing and contracted production across different geographic regions provides a well-balanced, flexible approach to product procurement. Within our own manufacturing facilities, we purchase raw materials from numerous U.S. and international suppliers to meet our production needs. Raw materials include products made from cotton, polyester, spandex, and lycra blends, as well as thread and trim (such as product identification, buttons, zippers and snaps). Fixed price commitments for fabric and certain supplies are generally set on a quarterly basis for the next quarter’s purchases. No single contracted manufacturer supplier represents more than 10% of our total cost of goods sold. We operate global sourcing hubs, which are responsible for managing the contracted vendor manufacturing and procurement of product, including supplier oversight, product quality assurance, sustainability within the supply chain, responsible sourcing, and transportation and shipping functions.

We operate 13 manufacturing facilities (ten owned facilities in Mexico and three leased facilities in Nicaragua). We also source products from approximately 200 contractor manufacturing facilities in over 30 countries. In 2018, approximately 38% of our global units were manufactured in our internal manufacturing facilities, and approximately 62% of global units were sourced from third-party contractors. Products obtained from contractors in the Western Hemisphere frequently have a higher cost than products obtained from contractors in Asia. However, internal manufacturing combined with contracting in the Western Hemisphere gives us greater flexibility, shorter lead times, and allows for enhanced inventory management in the U.S. market. In making decisions about the location of manufacturing operations and suppliers, we consider a number of factors including the raw material source, the final destination, production lead times, duties and tariffs, product cost, product complexity, and the ability to pursue upside demand. Additionally, we continually monitor political risks and developments related to duties, tariffs and quotas and we often manufacture and source products from countries with tariff preferences and free trade agreements.

Distribution

Products are shipped from our independent suppliers and internal manufacturing facilities to distribution centers around the world. We directly operate the majority of the distribution centers and we carefully select the remaining third-party contracted centers depending on our presence in the region. All of our distribution centers are strategically located to provide speed and service to our consumers at the most efficient cost possible. Additionally, our established long-term third-party distribution relationships ensure maximum capacity, connectivity, responsiveness, and overall service coverage around the globe. In international markets where we do not have brick & mortar operations, our products are marketed through our distributors, as well as agents, licensees, and single-brand or multi-brand partnership stores.

Advertising and Customer Support

Our advertising and marketing effort focuses on differentiating our brands’ positioning and highlighting our product qualities. We are focused on creating globally unified brand messages with appropriate regional nuances in order to maximize our brand recognition, and drive brand demand from initial end consumer awareness to long-term loyalty. In conjunction with the appointment of our new global heads of marketing, we will continue to develop integrated, multi-channel marketing strategies designed to effectively reach the target consumers of each of our brands. We pursue this strategy through our use of a variety of media channels and other public endorsements, including traditional media such as television, print, and radio, as well as digital media channels such as display, online video, social media, paid search, and influencers. We employ marketing analytics to optimize the impact of advertising and promotional spending, and to identify the types of spending that provide the greatest return on our marketing investments.

We also participate in cooperative advertising on a shared cost basis with major retailers in print and digital media, radio, and television. We provide advertising support to our wholesale customers in the form of point-of-sale fixtures and signage to enhance the presentation and brand image of our products. Our websites, www.wrangler.com, www.lee.com, and corresponding regional websites, enhance consumer understanding of our brands and help consumers find and buy our products. We employ a support team for each brand that is responsible for customer service at the consumer level as well as a sales force that manages our customer relationships.

Social Responsibility and Community Outreach

Operating as a socially conscious company and working within our communities will remain an integral part of our values as an independent company. We are committed to environmental sustainability, labor welfare, and community development, not only because today’s consumers demand the highest standards from the brands they utilize, but because we believe these values are consistent with what our brands represent and are the right thing to do to enhance global welfare.

Licensing Arrangements

We seek to maximize our brands’ market penetration and consumer reach by entering into licensing agreements with independent parties. Pursuant to these licensing agreements, we generally grant our licensing partner an exclusive or non-exclusive license to use one of our brands in connection with specific licensed categories of products in specific geographic regions. Our licensing partners leverage the strength of our brands and our customer relationships to sell products in their licensed categories and/or geographic regions. Categories in which we currently have licensing agreements include jeanswear, casual apparel, belts, footwear, small leather goods and jewelry.

We retain oversight and approvals of the design, quality control, advertising, marketing, and distribution of licensed products to ensure adherence to our brand and product quality standards. License agreements are for fixed terms of generally two to five years. Each licensee pays royalties based on its sales of licensed products, with the majority of agreements requiring a minimum royalty payment. Licensing income was $32.7 million in 2018.

Competition

The apparel industry is highly competitive, highly fragmented and characterized by low barriers to entry with many regional, local, and global competitors. We believe we compete in the apparel and accessories sector by leveraging our brands, scale, and ability to develop high-quality, innovative products at competitive prices that meet consumer needs.

Our primary branded competitors are large, globally focused apparel companies that also participate in a variety of categories, including, but not limited to, athletic wear, denim, exclusive or private labels, and workwear. A select list of key competitors includes Calvin Klein, Carhartt, Diesel, Guess, Levi’s, Tommy Hilfiger, and Uniqlo. Additionally, we see a large and growing offering from private label apparel created for retailers such as Walmart, Amazon, H&M, Old Navy, and Gap.

Employees

We employed approximately 17,000 people as of December 29, 2018, of which approximately 4,200 were located in the U.S. In international markets, a significant percentage of employees are covered by trade sponsored or governmental bargaining arrangements. Employee relations are considered to be good.

Properties

We conduct manufacturing, distribution and administrative activities in owned and leased facilities. We operate 13 manufacturing-related facilities and nine distribution centers around the world. Our global headquarters are located in Greensboro, North Carolina, and house our various sales, marketing and corporate business functions. The following table sets forth our principal properties as of the date of this information statement.

Location	Approximate Square Feet	Use	Owned or Leased
Greensboro, North Carolina	140,000	Global Headquarters	Owned
Hong Kong, China	44,000	Office/Sourcing Hub	Leased
Panama City, Panama	6,000	Sourcing Hub	Leased
Kansas City, Kansas*	146,000	Office	Owned
Antwerp, Belgium	38,000	Office	Leased
Reading, Pennsylvania	25,000	Office	Leased
Shanghai, China	13,000	Office	Leased
Mexico City, Mexico	13,000	Office	Leased
Mocksville, North Carolina	503,000	Distribution Center	Owned
Hackleburg, Alabama	443,000	Distribution Center	Owned
Seminole, Oklahoma	394,000	Distribution Center	Owned
El Paso, Texas	385,000	Distribution Center	Leased
Luray, Virginia	435,000	Distribution Center	Owned
Prague, Czech Republic	275,000	Distribution Center	Leased
Mexico City, Mexico	162,000	Distribution Center	Leased
Bangalore, India	116,000	Distribution Center	Leased
Buenos Aires, Argentina*	29,000	Distribution Center	Owned
Delicias, Mexico	378,000	Manufacturing Facility	Owned
Acanceh, Mexico	306,000	Manufacturing Facility	Owned
Torreon, Mexico	304,000	Manufacturing Facility	Owned
Izamal, Mexico	93,000	Manufacturing Facility	Owned
Jimenez, Mexico	92,000	Manufacturing Facility	Owned
Tekax, Mexico	92,000	Manufacturing Facility	Owned
LaRosita, Mexico	90,000	Manufacturing Facility	Owned
Saucillo, Mexico	89,000	Manufacturing Facility	Owned
San Pedro, Mexico	88,000	Manufacturing Facility	Owned
San Antonio del Coyote, Mexico	88,000	Manufacturing Facility	Owned
Managua, Nicaragua	122,000	Manufacturing Facility	Leased
San Marcos, Nicaragua	118,000	Manufacturing Facility	Leased
Masatepe City, Nicaragua	108,000	Manufacturing Facility	Leased

*	We expect to exit each of these properties in connection with or subsequent to the Separation.

We believe that all of these facilities, whether owned or leased, are well maintained and in good operating condition and expect they will accommodate our ongoing and foreseeable business needs. In addition, as of December 29, 2018, we operated 147 retail stores across the Americas, EMEA, and APAC regions. Retail stores are generally leased under operating leases and include renewal options.

Intellectual Property

We believe trademarks, trade names, patents and domain names, as well as related logos, designs and graphics, provide substantial value in the development and marketing of our products, and are important to our continued success. We have registered our intellectual property in the U.S. and in other countries where our products are manufactured and/or sold. In particular, our trademark portfolio consists of over 7,000 trademarks registrations and applications in the United States and other countries around the world, including U.S. and foreign trademark registrations for our two main brands, Wrangler® and Lee®. Although the laws vary by jurisdiction, in general, trademarks remain valid and enforceable as long as the marks are used in connection with the related products and services and the required registration renewals are filed. Generally, trademark registrations can be renewed indefinitely as long as the trademarks are in use. We also place high importance on product innovation and design, and a number of these innovations and designs are the subject of patents. However, we do not regard any segment of our business as being dependent upon any single patent or group of related patents.

Due to the worldwide consumer recognition of our products, we face an increased risk of counterfeiting by third parties. We vigorously monitor and enforce our intellectual property and proprietary rights against counterfeiting, infringement, misappropriation and other violations by third parties where and to the extent legal, feasible and appropriate. However, the actions we take to protect our intellectual property rights may not be adequate to prevent third parties from copying our products or infringing, misappropriating or otherwise violating our trademarks or other intellectual property rights, and the laws of foreign countries may not protect intellectual property rights to the same extent as do the laws of the U.S.

Legal Proceedings

There are no pending material legal proceedings. The Company continues to have ordinary, routine litigation incidental to the business, to which we or any of our subsidiaries is a party or to which any of our property is the subject.

MANAGEMENT

Executive Officers Following the Separation

The following table sets forth information, as of the date of this information statement, regarding certain individuals who are expected to serve as our executive officers following the Separation. We expect that those individuals noted below who are current employees of VF will transfer from their respective employment with VF to Kontoor Brands and, immediately prior to the Separation, resign from any officer roles with VF.

Name	Age	Position
Scott H. Baxter	54	President and Chief Executive Officer
Rustin Welton	49	Vice President and Chief Financial Officer
Thomas E. Waldron	51	Vice President and Global Brand President—Wrangler
Christopher Waldeck	52	Vice President and Global Brand President—Lee
Laurel Krueger	44	Vice President, General Counsel and Corporate Secretary

There are no family relationships among any of the officers named above. Each of our officers will hold office from the date of election until a successor is elected. Set forth below is information about the executive officers identified above.

Scott H. Baxter will be the President and Chief Executive Officer of Kontoor Brands. Mr. Baxter has been VF’s Group President of Jeanswear since August 2018. He previously served as VF’s Group President—Americas West from January 2018 to August 2018, Vice President and Group President—Outdoor & Action Sports Americas from March 2016 until December 2017, Vice President and Group President—Jeanswear Americas, Imagewear and South America from May 2013 until March 2016, Vice President and Group President —Jeanswear Americas and Imagewear from 2011 until May 2013, President of Imagewear, composed of both the Imagewear and VF’s former Licensed Sports Group businesses, from 2008 to 2011 and President of VF’s former Licensed Sports Group business from 2007 to 2008. He earned an M.B.A. from Northwestern University’s Kellogg School of Management and a B.A. in History from the University of Toledo. Mr. Baxter joined VF in 2007.

Rustin Welton will be the Vice President and Chief Financial Officer of Kontoor Brands. Mr. Welton has been VF’s Vice President and Chief Financial Officer—Americas East since January 2017. He previously served as VF’s Vice President and Chief Financial Officer for the Jeanswear Coalition, Imagewear Coalition, and Central America/South America from December 2014 to January 2017 and Chief Financial Officer—Jeanswear North and South America from 2012 to 2015. He earned an M.B.A. from Indiana University’s Kelley School of Business and a B.A. in Finance from the University of Illinois at Urbana-Champaign. Mr. Welton joined VF in 2012.

Thomas E. Waldron will be the Vice President and Global Brand President—Wrangler of Kontoor Brands. Mr. Waldron has been VF’s Global Brand President—Wrangler since October 2018. He previously served as President—Wrangler since March 2016, Vice President—Mass Brands from July 2010 until March 2016, Vice President General Manager—Wrangler Male Bottoms from July 2005 until July 2010, Merchandise Manager—Wrangler Men’s from January 2003 until July 2005, National Account Executive—Walmart from January 2000 until January 2003, National Account Executive from November 1996 until January 2000 and Replenishment Manager from September 1995 to November 1996. He earned a B.S. in Economics from the University of North Carolina at Greensboro. Mr. Waldron joined VF in 1995.

Christopher Waldeck will be the Vice President and Global Brand President—Lee of Kontoor Brands. Mr. Waldeck has been VF’s Global Brand President, Lee and Rock & Republic since October 2018. He previously served as President—Lee and Rock & Republic since May 2017. Before joining VF, Mr. Waldeck was with the Adidas Group as Vice President, General Manager, Reebok USA from October 2013 until April 2017, Brand Director, Reebok Korea from May 2010 until October 2013 and Senior Director of Marketing for Equipment, Cleated Footwear from May 2004 until May 2010. He earned a B.S. in Business from Emporia State University. Mr. Waldeck joined VF in 2017.

Laurel Krueger will be the Vice President, General Counsel and Corporate Secretary of Kontoor Brands. Ms. Krueger previously served as Executive Vice President, General Counsel and Corporate Secretary of Signet Jewelers Limited from May 2012 until January 2019, a leading global retailer of diamond jewelry. Ms. Krueger previously held a variety of legal leadership roles at publicly traded companies in retail and manufacturing, including Federal-Mogul Corporation, Tecumseh Products Company and Borders Group, Inc. Ms. Krueger earned a bachelor’s degree with high distinction from the University of Michigan-Dearborn. She earned a law degree from the University of Michigan Law School, and a Master of Business Administration with distinction from the University of Michigan-Dearborn School of Management. Ms. Krueger joined VF in 2019.

Board of Directors Following the Separation

The following individuals are expected to serve as members of our Board of Directors at the time of effectiveness of the registration statement and following the Separation.

Name	Age	Position
Robert K. Shearer	67	Chairman and Director
Scott H. Baxter	54	Director
Richard T. Carucci	61	Director
Juliana L. Chugg	51	Director
Kathleen S. Barclay	63	Director
Shelley Stewart, Jr.	66	Director

Set forth below is additional information regarding the directors identified above, as well as a description of the specific skills and qualifications such candidates are expected to provide the Board of Directors of Kontoor Brands.

Robert K. Shearer will serve as the Chairman of the Board of Directors of Kontoor Brands. Mr. Shearer previously served as VF’s Senior Vice President and Chief Financial Officer from May 2005 until he retired in March 2015, Vice President—Finance and Chief Financial Officer from 1998 to 2005, Vice President—Controller from 1994 to 1998, Controller from 1989 to 1994 and Assistant Controller from 1986 to 1989. Before joining VF, Mr. Shearer was a Senior Audit Manager for Ernst & Young. He has served on the boards of directors of YETI Holdings, Inc. since October 2018 and Church & Dwight Co., Inc. since 2008, and previously served on the board of directors of The Fresh Market from May 2015 until April 2016. He earned a B.S. in Accounting from Catawba College and was a Certified Public Accountant from 1975 until 1986. Mr. Shearer’s qualifications for election include his prior service as Chief Financial Officer of VF and his 12 years of experience in public accounting, which enable him to provide important insights on a range of financial and internal control matters, as well as on matters relating to capital structure, information systems, risk management and public reporting.

Scott H. Baxter will serve on the Board of Directors of Kontoor Brands. For Mr. Baxter’s biography, see “—Executive Officers Following the Separation” above. Mr. Baxter’s qualifications for election include his service as President and Chief Executive Officer of Kontoor Brands and his previous service in various leadership roles at VF since 2007.

Richard T. Carucci will serve on the Board of Directors of Kontoor Brands. Mr. Carucci has served on the VF Board of Directors since 2009. He previously served as President of Yum! Brands, Inc. (previously named Tricon Global Restaurants), a company that operates quick service restaurants globally, from 2012 until his retirement in 2014. Mr. Carucci joined Yum! Brands in 1997 and held a series of finance positions, including Chief Financial Officer, prior to being appointed President in 2012. He earned an M.B.A. from the University of California’s Berkeley Haas School of Business and a B.S. in Applied Mathematics-Economics from Brown University. Mr. Carucci’s qualifications for election include his experience as a leader of a large global multi-brand publicly traded company serving retail consumers.

Juliana L. Chugg will serve on the Board of Directors of Kontoor Brands. Ms. Chugg has served on the VF Board of Directors since 2009. She previously served as EVP, Chief Brands Officer of Mattel, Inc., a world-wide leader in the design, manufacture and marketing of toys and family products, from September 2015 until April 2018, a Partner of Noble Endeavors LLC from January 2015 until September 2015, a Senior Vice President of General Mills, Inc. from June 2006 to December 2014, President of General Mills, Inc.’s Frozen Frontier Division from May 2013 to December 2014, and had previously held a progression of leadership roles with General Mills and Pillsbury since 1996. Ms. Chugg has also served on the board of directors of Caesars Entertainment Corporation since December 2018 and previously served as a director of H.B. Fuller Company from April 2007 until January 2013. She earned a B.B.A. from the University of South Australia. Ms. Chugg’s qualifications for election include her extensive experience leading major functions and divisions of large publicly traded multi-brand consumer products companies and service on other public company boards of directors.

Kathleen S. Barclay will serve on the Board of Directors of Kontoor Brands. Ms. Barclay previously served as Senior Vice President, Human Resources of The Kroger Co., one of the largest retailers in the world, from December 2009 until October 2015, Vice President, Global Human Resources of General Motors Company, a multinational automotive corporation, from October 1998 until November 2009 and had previously held a progression of leadership roles with General Motors Company since 1985. Ms. Barclay has also served on the board of directors of Five Below, Inc. since March 2015. She earned a MBA from the Massachusetts Institute of Technology and a B.B.A. from Michigan State University. Ms. Barclay’s qualifications for election include her extensive experience in human resource management, retail management and senior leadership experience at large publicly-traded companies and service on other public company boards of directors.

Shelley Stewart, Jr. will serve on the Board of Directors of Kontoor Brands. Mr. Stewart previously served as Chief Procurement Officer at E. I. du Pont de Nemours & Co., which engages in agriculture, materials science, and specialty products businesses, from June 2012 until September 2018, Senior Vice President of Operational Excellence and Chief Procurement Officer at Tyco International plc, which includes electronics, healthcare and fire and security businesses, from August 2005 until June 2012, Vice President of Supply Chain Management of Tyco International plc from June 2003 until August 2005, Senior Vice President of Supply Chain at Invensys PLC, an engineering and information technology company, from May 2001 until June 2003, Vice President of Supply Chain Management at Raytheon Company, a company specializing in defense and other government markets, from July 2000 until June 2001, and had previously held a progression of leadership roles with United Technologies Corporation, a provider of technology products in the building systems and aerospace industries, since 1981. Mr. Stewart has previously served as a director of Cleco Corporation from April 2010 until April 2016. He earned a MBA from the University of New Haven and earned a B.S. and a M.S. from Northeastern University. Mr. Stewart’s qualifications for election include his extensive experience in senior-level supply chain and operational positions with leading industrial companies and service on other public company boards of directors.

Board Structure

Upon completion of the Separation, our Board of Directors is expected to consist of six members.

Upon completion of the Separation, our Board of Directors will initially be classified and will transition to an annually elected board through a gradual phase-out that will take place over the first four years of Kontoor Brands’ existence. Our Board of Directors will initially be divided into three classes, each of roughly equal size. The Directors designated as Class I Directors will have terms expiring at the annual meeting of shareholders in 2020, which will be the first annual meeting of shareholders following the Separation; the Directors designated as Class II Directors will have terms expiring at the annual meeting of shareholders in 2021; the Directors designated as Class III Directors will have terms expiring at the annual meeting of shareholders in 2022. Ms. Chugg and Mr. Stewart will serve as Class I Directors, Mr. Carucci and Ms. Barclay will serve as Class II Directors and Mr. Shearer and Mr. Baxter will serve as Class III Directors. At the annual meetings of shareholders held in 2020, 2021 and 2022, Directors will be elected for a term of office to expire at the annual meeting of shareholders in 2023. Beginning with the 2023 annual meeting, Directors will be elected for a term expiring at the next annual meeting of shareholders. Commencing with the annual meeting of shareholders held in 2024, the classification of the Board will cease. Before the phase-out, this classification of our Board of Directors could have the effect of increasing the length of time necessary to change the composition of a majority of the Board of Directors. In general, prior to 2023, at least two annual meetings of shareholders will be necessary for shareholders to effect a change in a majority of the members of the Board of Directors. This temporary classified Board structure is intended to provide better continuity of leadership during Kontoor Brands’ first years of operation as an independent, publicly held business, versus annually elected Directors. We have not yet set the date of the first annual meeting of shareholders to be held following the Separation.

Board Independence

Upon completion of the Separation, our Board of Directors will consist of six members. Our Board has determined that each of Mr. Shearer, Mr. Carucci, Ms. Chugg, Ms. Barclay and Mr. Stewart is independent under NYSE rules. In determining independence, the Board will consider whether each director has a material relationship with Kontoor Brands that would interfere with the exercise of his or her independent judgment in carrying out the responsibilities of a director. The Board will consider all relevant facts and circumstances including, without limitation, transactions between Kontoor Brands and the director, family members of the director, and organizations with which the director is affiliated. All directors identified as independent will meet the categorical standards adopted by the Board to assist it in making determinations of director independence. A copy of these standards will be posted on our website after the Separation.

Director Compensation

Each of our directors is expected to receive an annual retainer of $245,000, $85,000 of which will be paid in cash quarterly in arrears and $160,000 of which will be provided as an annual equity retainer. The annual equity retainer is expected to be delivered 100% in RSUs. Such RSUs are vested and non-forfeitable at grant, and will be settled in shares of Kontoor Brands Common Stock one year after the date of grant. Such equity awards will be pro-rated in the year of initial election and will vest in the same manner as other awards subject to the annual equity grant. The non-executive Chairman is expected to receive an additional $175,000 cash retainer. The Chairs of the Audit, Talent and Compensation, and Corporate Governance and Nominating Committees will each receive an additional $20,000 cash retainer. Directors will also be entitled to an additional $1,500 for each Board meeting they attend in excess of 10 meetings per year.

Board Committees

Effective upon the completion of the Separation, the Board will have three standing committees which will operate under written charters approved by the full Board: Audit, Talent and Compensation, and Corporate Governance and Nominating. In accordance with current NYSE listing standards, all of the directors who serve on each Committee will be independent from us and our management. The charters of all the Committees will be posted on the our website after the Separation.

Each Committee operates under a written charter that details the scope of authority, composition and procedures of the Committee. The Committees may, when appropriate in their discretion, delegate authority with respect to specific matters to one or more members, provided that all decisions of any such members are presented to the full Committee at its next scheduled meeting. The Committees will report to the Board of Directors regularly, review and reassess the adequacy of their charters at least annually and will conduct an annual evaluation of their performance.

Audit Committee

The members of our Audit Committee will be Mr. Shearer, Mr. Carucci and Mr. Stewart. Mr. Shearer will be the Chair of our Audit Committee. Each member of our Audit Committee meets the requirements for independence under the current NYSE listing standards and SEC rules and regulations and our Director Independence Standards. Each member of our Audit Committee is financially literate. In addition, our Board of Directors expects to determine that each of Mr. Shearer and Mr. Carucci is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. This designation does not impose on him any duties, obligations or liabilities that are greater than are generally imposed on members of our Audit Committee and our Board of Directors. The responsibilities of the Audit Committee will be more fully described in our Audit Committee charter and will include, among other duties:

•	Selecting the independent registered public accounting firm for us;

•	Reviewing the scope of the audit to be conducted by the independent registered public accounting firm;

•	Meeting with the independent registered public accounting firm concerning the results of their audit and our selection and disclosure of critical accounting policies;

•	Reviewing with management and the independent registered public accounting firm our annual and quarterly statements prior to filing with the SEC;

•	Overseeing the scope and adequacy of our system of internal controls over external financial reporting;

•	Reviewing the status of compliance with laws, regulations, and internal procedures, contingent liabilities and risks that may be material to us;

•	Preparing a report to shareholders annually for inclusion in the proxy statement; and

•	Serving as the principal liaison between the Board of Directors and our independent registered public accounting firm.

Talent and Compensation Committee

The members of our Talent and Compensation Committee (the “Kontoor Brands Compensation Committee”) will be Ms. Barclay and Ms. Chugg. Ms. Barclay will be the Chair of the Kontoor Brands Compensation Committee. Each member of the Kontoor Brands Compensation Committee is a non-employee director, as defined by Rule 16b-3 promulgated under the Exchange Act, and meets the requirements for independence under the current NYSE listing standards and SEC rules and regulations and our Director Independence Standards. The responsibilities of the Kontoor Brands Compensation Committee will be more fully described in the Kontoor Brands Compensation Committee Charter and will include, among other duties:

•

Reviewing and approving our goals and objectives relative to the compensation of the Chief Executive Officer, evaluating him in light of these goals and objectives, and setting his compensation level based on this evaluation;

•	Annually reviewing the performance evaluations of our other executive officers;

•	Annually recommending to the Board of Directors the salary of each of our named executive officers and reviewing management’s recommendations regarding the salaries of other senior officers;

•	Making recommendations to the Board of Directors with respect to incentive compensation-based plans and equity-based plans;

•	Periodically reviewing all of our compensation and benefit plans insofar as they relate to key employees to confirm that such plans remain equitable and competitive;

•	Administering and interpreting our Kontoor Brands Stock Plan, Kontoor Brands MIC Plan, and Kontoor Brands MTIP (each as defined below), in accordance with the terms of each plan;

•	Preparing a report to shareholders annually for inclusion in the proxy statement;

•	Reviewing our Compensation Discussion and Analysis in the proxy statement and discussing with management;

•

Periodically reviewing the competitiveness and appropriateness of the compensation program for non-employee directors and recommending to the Board of Directors compensation to be paid to non-employee directors; and

•	Reviewing and recommending to the Board of Directors our submissions to shareholders on executive compensation matters.

Corporate Governance and Nominating Committee

The members of our Corporate Governance and Nominating Committee will be Ms. Chugg, Mr. Carucci, Ms. Barclay and Mr. Stewart. Ms. Chugg will be the Chair of our Corporate Governance and Nominating Committee. Each member of the Corporate Governance and Nominating Committee meets the requirements for independence under the current NYSE listing standards and our Director Independence Standards. The responsibilities of the Corporate Governance and Nominating Committee will be more fully described in our Corporate Governance and Nominating Committee Charter and will include, among other duties:

•	Recommending to the Board of Directors criteria for Board of Directors membership, screening potential candidates for director and recommending candidates to the Board of Directors;

•	Recommending to the Board of Directors a succession plan for the Chief Executive Officer; and

•	Reviewing developments in corporate governance and making recommendations to the Board on governance policies and principles for us.

Code of Ethics

In connection with the Separation, our Board of Directors will adopt one or more codes of ethics that will apply to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. Upon completion of the Separation, the full text of our codes of business conduct and ethics will be posted on the investor relations section of our website. We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K by disclosing future amendments to our codes of business conduct and ethics, or any waivers of such codes, on our website or in public filings.

Compensation Committee Interlocks and Insider Participation

None of our executive officers has served as a member of a compensation committee (or if no committee performs that function, the Board of Directors) of any other entity that has an executive officer serving as a member of our Board of Directors.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

This section presents information concerning VF’s existing compensation arrangements, the expected compensation arrangements for the named executive officers of Kontoor Brands and explains Kontoor Brands’ anticipated executive compensation arrangements, compensation philosophy and objectives, the components of executive compensation, and executive stock ownership. The focus of the analysis is on Kontoor Brands’ named executive officers listed in the Summary Compensation Table (the “NEOs”):

Name	Title
Scott H. Baxter	President and Chief Executive Officer
Rustin Welton	Vice President and Chief Financial Officer
Thomas E. Waldron	Vice President and Global Brand President—Wrangler
Christopher Waldeck	Vice President and Global Brand President—Lee

As set forth below, Messrs. Baxter, Welton, Waldron and Waldeck were previously employees of VF prior to the Separation. Thus, the historical information provided in this CD&A reflects the VF compensation policies applicable to our NEOs. This historical information is provided to give context to our new pay practices at Kontoor Brands, which are based on VF’s historical pay practices. Kontoor Brands’ pay practices are being developed and revised to fit with the pay philosophy of Kontoor Brands, which will be substantially similar to VF’s philosophy. Upon completion of the Separation, Kontoor Brands’ Board of Directors will establish a Talent and Compensation Committee (the “Kontoor Brands Compensation Committee”) which will review the impact of the Separation from VF and all aspects of compensation and make any adjustments that it believes are appropriate in structuring executive compensation arrangements. With respect to future compensation from Kontoor Brands we have presented information below under “—Components of Total Direct Compensation” concerning anticipated compensation for each of the NEOs. Each of our NEOs holds various long-term equity based incentive awards that were granted by VF. Treatment of these awards in the Separation is described under “Treatment of Outstanding Equity Compensation Awards held by NEOs.” As noted in “Note Regarding the Use of Certain Terms”, references to 2018 generally refer to the period ended December 29, 2018. As used in the CD&A and the related compensation tables, references to decisions and awards with respect to 2018 also include VF’s 2019 Fiscal Year ending March 30, 2019 (“VF’s Fiscal Year 2019”), except as otherwise specifically indicated.

Executive Summary

Compensation Philosophy—VF’s Executive Compensation Program (the “VF Program”) is designed to:

•	Enable VF to attract and retain talented executives;

•	Align its executives’ interests with those of shareholders by paying for performance; and

•

Provide a high percentage of its executives’ total direct compensation in pay at risk and long-term equity-based compensation to reward performance over the short- and long-term and align the compensation of our executives with shareholder returns.

Going forward: We share our compensation philosophy with VF. We intend to design the Kontoor Brands Executive Compensation Program (the “Kontoor Brands Program”) to be substantially similar to the VF Program’s design after the Separation.

Balance of Base Salary and At-Risk Pay for Performance Components—VF’s philosophy is that a significant portion of each executive’s total direct compensation should be at-risk, meaning subject to fluctuation based on VF’s financial performance and stock price performance. The at-risk components of total compensation targets are annual cash incentives and long-term equity compensation. The at-risk portion of target total compensation is progressively greater for higher-level positions.

Going forward: We intend to adopt VF’s philosophy and allocate a significant portion of each executive’s total direct compensation to at-risk components.

Governance Practices—VF’s executive compensation practices support good governance and mitigate excessive risk-taking. Below we highlight key compensation practices that VF has implemented in the VF Program to promote the interests of shareholders and ensure responsible compensation and governance practices:

WHAT VF DOES
✓	Annual “say-on-pay” advisory vote for shareholders	✓	Pay-for-performance emphasis with a balance of short- and long-term incentives, using an array of key performance metrics

✓	Alignment of executive compensation with shareholder returns through equity ownership and equity-based awards	✓	Significant stock ownership guidelines for executives

✓	Long-term incentive compensation tied to VF’s total shareholder return (“TSR”) relative to TSR of S&P 500 companies	✓	Clawback provisions for cash and equity performance-based compensation

✓	“Double trigger” required for severance under change-in-control agreements and for accelerated vesting of equity awards	✓	Compensation consultant to the Committee will be independent and free of conflicts

WHAT VF DOES NOT DO
✗	No excise tax gross-up payments under new or materially enhanced change-in-control agreements	✗	No back dating or re-pricing of stock options and stock appreciation rights

✗	No hedging or pledging of VF common stock	✗	No employment agreements for U.S.-based executive officers

Going forward: We believe that VF’s governance practices support good governance and mitigate excessive risk-taking. We expect to adopt similar good governance practices, but, as a new, smaller company, Kontoor Brands will review its long-term compensation practices to determine what metrics are most appropriate going forward.

Compensation Program

Compensation Philosophy and Objectives

VF’s fundamental philosophy is to pay for performance, through the alignment of its executives’ pay to the achievement of overall short- and long-term business strategies of VF. The VF Program has incorporated the following objectives:

•	Motivate executives to accomplish VF’s short-term and long-term business objectives;

•	Provide annual incentives to executives based on corporate, business group and individual performance;

•	Provide executives with long-term equity-based compensation that aligns the interests of shareholders and executives; and

•	Offer total compensation that is competitive with other large U.S.-based companies with which VF may compete for executive talent.

The VF Program had been designed to balance fixed and performance-based compensation components, and incentivize responsible achievement of multiple operating goals over one- and three-year periods. For the purpose of valuing total direct compensation, the performance-based elements are valued at their grant date at target levels. Such awards also provide for above- and below-target payout levels and thereby directly motivate executives to achieve VF’s business goals, reward them for achieving and exceeding these goals and reduce compensation below target levels if goals are not achieved.

Going forward: We expect that the Kontoor Brands Program will be designed with the same philosophies and objectives.

Compensation Decision-Making Process—Roles and Responsibilities

Talent and Compensation Committee

The VF Talent and Compensation Committee (the “VF Compensation Committee”), which is composed entirely of independent directors, reviews all components of the VF Program annually to confirm that they are necessary and appropriate to promote VF’s strategic objectives, while considering the competitive marketplace for executive talent.

Going forward: The Kontoor Brands Compensation Committee will be composed entirely of independent directors and will review all components of the Kontoor Brands Program annually to confirm that they are necessary and appropriate to promote Kontoor Brands’ strategic objectives while considering the competitive marketplace for executive talent.

Independent Committee Consultant

The VF Compensation Committee has historically retained Frederic W. Cook & Co. Inc. (“FW Cook”) as its independent compensation consultant.

Going forward: Once we are a separate public company, the Kontoor Brands Compensation Committee will determine whether to continue to engage FW Cook or another compensation consultant and will consider the six-factor test prescribed under the NYSE rules at such time.

Competitive Compensation Targets and the Role of the Industry Group

In 2018, FW Cook and VF management each independently utilized data from the Willis Towers Watson (“Towers”) executive compensation database, which includes executive compensation data for over 700 U.S.-based companies (the “Comparison Data”), to assist in establishing compensation targets for 2018.

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The Comparison Data was provided by Towers on an aggregated basis: it reported actual salary levels and target levels of performance-based compensation and was adjusted to April 2018 using a 3% annual update factor.

•	Towers used regression analysis to size-adjust the compensation data due to significant variance in size among the companies compared to VF’s approximate annual revenue range.

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Neither the VF Compensation Committee nor management receives or uses information on any subset of the Towers database and the VF Compensation Committee and management are not aware of the identities of the individual companies in the database.

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FW Cook utilized that data to recommend compensation targets for VF’s Chairman and Chief Executive Officer, and the Chairman and Chief Executive Officer utilized the data to recommend compensation targets for the other NEOs.

VF Industry Group Fiscal Year 2019

In addition, the VF Compensation Committee has historically utilized an Industry Group to evaluate whether executive officer pay levels are reasonable on a relative basis. The VF Compensation Committee primarily identified companies that are of comparable size (based on revenue and market capitalization), and meet a majority of several criteria, such as:

•	Having significant non-U.S. (greater than 30%) revenue;

•	Having similar products and/or customers;

•	Having a significant number of brands (at least 10, excluding licensed brands to the extent possible);

•	Considers VF as a compensation peer;

•	Is a peer of peers being listed as a compensation peer in at least four other current peer companies; and

•	Is a 2018 peer company identified by Institutional Shareholder Services (ISS), a leading independent proxy advisory firm.

The Industry Group falls into the following business types:

The VF Compensation Committee has historically set target total direct compensation (base salary, target annual cash incentive awards and target annual long-term equity incentive award values) for senior executives generally between the 50th and 75th percentile of the Comparison Data (subject to the fluctuation of foreign exchange rates for executives paid in currency other than the U.S. dollar). The VF Compensation Committee has historically considered the scope of the executive’s duties, the executive’s experience in his or her role and individual performance relative to his or her peers to establish the appropriate point within that range of percentiles, or outside the range under circumstances that justify a deviation.

The VF Compensation Committee has historically targeted total direct compensation for each VF executive officer to be competitive with compensation paid to executives in comparable positions according to the Comparison Data based on targeted performance goals established by the VF Compensation Committee. Thus, the VF Compensation Committee balanced the elements of total direct compensation—salary, annual cash incentives and long-term equity incentives—in this process. Benefits have been set at levels intended to be competitive but are not included in the VF Compensation Committee’s evaluation of total direct compensation.

The components of the target total direct compensation opportunity set by the VF Compensation Committee annually for each executive are short-term cash compensation (annual base salary and target annual cash incentive award) and long-term equity incentive compensation (which have been composed of stock options, restricted stock units (“RSUs”) and performance-based restricted stock units (“PSUs”) under VF’s Mid-Term Incentive Plan). The VF Compensation Committee has historically generally allocated between total cash compensation and equity compensation in a way intended to be competitive with the Comparison Data and the Industry Group. The VF Compensation Committee also considered historical compensation levels, relative compensation levels among VF’s senior executives, and VF’s corporate performance as compared to the performance of companies in VF’s Industry Group.

Going forward: Once we are a separate public company, we expect that our management and FW Cook (or such other compensation consultant as the Kontoor Brands Compensation Committee may select) will each independently utilize the same data from the Towers executive compensation database to assist in establishing compensation targets in the future.

Kontoor Brands Industry Group 2019

The Kontoor Brands Compensation Committee anticipates utilizing an Industry Group to evaluate whether executive officer pay levels are reasonable on a relative basis considering the following criteria:

•	having strong brand(s) that are respected and well-known;

•	having similar products and/or customers;

•	having significant wholesale and domestic/U.S. sales; and

•	having manufacturing operations.

The VF Compensation Committee, on a preliminary basis, has determined that the Industry Group may fall into the following business types:

We expect that the Kontoor Brands Compensation Committee will set target total direct compensation (base salary, target annual cash incentive awards and target annual long-term equity incentive award values) for senior executives generally between the 50th and 75th percentile of the Comparison Data, and will consider the scope of the executive’s duties, the executive’s experience in his or her role and individual performance relative to his or her peers to establish the appropriate point within that range of percentiles, or outside the range under circumstances that justify a deviation.

For 2019, the target total direct compensation is expected to be set at the 50th percentile range for the President and CEO, and between the 25th and 50th percentile for the remaining NEOs who are new to their roles. In general, we believe that we should set total direct compensation targets for our senior executives within the 50th to 75th percentile range to appropriately motivate and reward strong performance and retain top talent at a reasonable cost to Kontoor Brands as indicated by the available data. We intend to target total direct compensation for each Kontoor Brands executive officer to be competitive with compensation paid to executives in comparable positions according to the Comparison Data based on targeted performance goals established by the Kontoor Brands Compensation Committee. Thus, the Kontoor Brands Compensation Committee will balance the elements of total direct compensation—salary, annual cash incentives and long-term equity incentives—in this process. Benefits are expected to be set at levels intended to be competitive but are not included in the Kontoor Brands Compensation Committee’s evaluation of total direct compensation. The Kontoor Brands

Compensation Committee may also provide retention awards, but these are not considered in Kontoor Brands’ total direct compensation for purposes of setting target levels of NEO compensation.

The components of the target total direct compensation opportunity set by the Kontoor Brands Compensation Committee annually for each executive will be short-term cash compensation (annual base salary and target annual cash incentive award) and long-term equity incentive compensation (which may be composed of stock options, RSUs and PSUs under a newly established Kontoor Brands plan). We intend to allocate between total cash compensation and equity compensation in a way intended to be competitive with the Comparison Data and the Industry Group. The Kontoor Brands Compensation Committee will also consider historical compensation levels and relative compensation levels among Kontoor Brands’ senior executives. After the spinoff, the Kontoor Brands Compensation Committee will also consider Kontoor Brands’ corporate performance as compared to the performance of companies in Kontoor Brands’ Industry Group.

Expected Components of Total Direct Compensation

Base Salary

Base salary is designed to compensate executives for their level of responsibility, skills, experience and sustained individual contribution. Base salary is intended to be competitive as compared to salary levels for equivalent executive positions at companies in the Comparison Data and the Industry Group. The VF Compensation Committee believes that a competitive base salary provides the foundation for the total compensation package required to attract, retain and motivate executives in alignment with VF’s business strategies.

Target salary ranges and individual salaries for the NEOs are reviewed by the VF Compensation Committee annually, as well as at the time of a promotion or other change in responsibilities. Each NEO is evaluated annually based on several components: key job responsibilities, key accomplishments and annual goals and objectives. The resulting performance evaluations are presented to the VF Compensation Committee to be used in assessing each component of total compensation for each NEO.

Annual base salary increases for each NEO have been based on (i) an assessment of the individual’s performance, (ii) the competitive market salary range for the individual’s position, and (iii) VF’s overall merit increase budget for salaries. In addition, the VF Compensation Committee has historically considered substantial increases in an executive’s responsibilities in setting base salary increases. Base salaries of the NEOs are approved by the VF Compensation Committee members and all other independent members of the Board of Directors.

Going forward: We intend to continue VF’s base salary design. As of the Separation, we anticipate we will increase the annual base salaries for our NEOs based on (i) an assessment of the individual’s performance, (ii) the competitive market salary range for the individual’s position, and (iii) consideration for substantial increases in an executive’s responsibilities.

Annual Cash Incentives

VF has historically maintained cash incentive plans for its executives, including the VF Management Incentive Compensation Plan (“VF MIC Plan”). The VF MIC Plan focuses executive attention on annual VF performance as measured by pre-established goals. The incentives are designed to motivate VF’s executives by providing payments for achieving and exceeding goals related to VF’s annual business plan.

Under the VF MIC Plan, performance goals are set each year by the VF Compensation Committee. The VF Compensation Committee used the competitive external Comparison Data to assist it in establishing targeted dollar amounts to award each executive under the VF MIC Plan. The VF Compensation Committee established each NEO’s targeted annual incentive opportunity under the VF MIC Plan after consideration of compensation data and the recommendations of the Chairman and Chief Executive Officer and FW Cook. The VF Compensation Committee also makes a general assessment as to the relative amounts of annual incentives for the NEOs to make sure they are, in the VF Compensation Committee’s judgment, fair and reasonable.

Going forward: We intend to adopt the Kontoor Brands Management Incentive Compensation Plan (“Kontoor Brands MIC Plan”), an annual cash compensation plan similar to the VF MIC Plan. The Kontoor Brands Compensation Committee, in consultation with our President and Chief Executive Officer and FW Cook (or such other compensation consultant as the Kontoor Brands Compensation Committee may select), will review performance metrics appropriate for Kontoor Brands considering our different goals.

Discretionary Bonuses

VF has the discretion to award additional discretionary cash bonuses to its executives. In 2018, VF awarded Mr. Welton a discretionary bonus in the amount of $50,000 in recognition of his extraordinary efforts in connection with VF’s acquisition of Williamson-Dickie Mfg. Co. and a discretionary bonus to Mr. Waldron in the amount of $25,000 in recognition of his continued outstanding performance on behalf of VF. Mr. Waldeck received a sign-on bonus in the amount of $110,000 in connection with the commencement of his employment with VF.

Going forward: Kontoor Brands will continue to retain discretion to offer sign-on and other discretionary bonuses to its executives.

Equity-based Compensation

Performance-Based Restricted Stock Units (“PSUs”)

Under VF’s Mid-Term Incentive Plan (“VF MTIP”), executives are awarded PSUs that give them the opportunity to earn shares of VF common stock for performance achieved over three-year cycles. PSUs provide long-term incentive compensation for executives with the objectives of providing a focus on long-term value and increasing stock ownership. PSUs are designed to align the interests of VF’s executives with those of shareholders by encouraging the executives to enhance the value of VF common stock. In addition, through three-year performance periods, this component of the VF Program is designed to create an incentive for individual executives to remain with VF. VF MTIP awards are forfeitable upon an executive’s termination of employment, except for the following:

(i)    a pro rata portion of the award will be deemed earned in the event of death or disability;

(ii)    awards continue to accrue in full to the benefit of individuals who retire, provided that the individual was employed by VF for the first fiscal year of the cycle;

(iii)    a pro rata portion of the award will be deemed earned in the event of a termination of the executive’s employment by VF without cause prior to a change in control, with pro-ration based on the part of the performance period in which the executive remained employed plus any period during which severance payments will be made, provided the individual was an active participant for the first fiscal year of the cycle; and

(iv)    the full award at the higher of target performance or actual performance achieved through the date of termination will be deemed earned in the event of a termination by VF without cause or by the executive for good reason after a change in control of VF.

Dividend equivalents are paid on the shares actually paid out under the VF MTIP (no dividend equivalents are paid on any portion of the VF MTIP award not earned); at the payout date, the cash value of dividend equivalents is converted into additional shares.

Stock Options

Stock options awarded under VF’s 1996 Stock Compensation Plan (the “VF Stock Plan”) are intended to align executives’ and shareholders’ interests and focus executives on attainment of VF’s long-term goals. Stock options provide executives with the opportunity to acquire an equity interest in VF and to share in the appreciation of the value of the stock. They also provide a long-term incentive for the executive to remain with VF and promote shareholder returns. The VF Compensation Committee determines a value of options awarded to NEOs as a component of the target total direct compensation.

Non-qualified stock options have a term of not greater than ten years and become exercisable not less than one year after the date of grant. Options are exercisable only so long as the option holder remains an employee of VF or its subsidiaries, except that, subject to earlier expiration of the option term, and to the specific terms and definitions contained in the VF Stock Plan, options generally remain exercisable for the period severance payments are made (if any) in the case of involuntary termination of employment, and for 36 months after death, retirement or termination of employment due to disability, provided that such continued vesting after retirement requires that the employee was employed by VF on last day of the fiscal year for which the option was granted.

Restricted Stock Units (“RSUs”)

RSUs awarded under the VF MTIP will consist of awards of the right to receive stock as determined by the VF Compensation Committee at the end of a specified restricted period. The VF Compensation Committee may award dividend equivalents relating to RSUs on terms and conditions as it determines; provided that such dividend equivalents may not be paid before the underlying restricted units vest.

Retention and Special Awards

Retention awards of restricted stock or RSUs are made by the VF Compensation Committee from time to time to attract or retain key executives and are designed to reward long-term employment with VF. Awards of restricted stock or RSUs for retention purposes under the VF Stock Plan are not part of regular annual compensation and are not treated as part of total direct compensation as discussed above.

Going forward: We intend to adopt the Kontoor Brands 2019 Stock Compensation Plan (the “Kontoor Brands Stock Plan”) and the Kontoor Brands Mid-Term Incentive Plan (“Kontoor Brands MTIP”), long-term equity incentive plans similar to the VF Stock Plan and the VF MTIP under which we expect to grant all equity incentive awards (which may include PSUs, RSUs, stock options, retention and other special awards) to our senior executives and other employees. The Kontoor Brands Compensation Committee, in consultation with our President and Chief Executive Officer and FW Cook (or such other compensation consultant as the Kontoor Brands Compensation Committee may select), will review performance metrics, vesting and other terms and conditions as it determines are appropriate for Kontoor Brands considering our business goals and objectives.

Policy for the Recovery of Awards or Payments in the Event of Financial Restatement

The VF Board of Directors (the “VF Board”) has adopted a policy for the recovery of cash and equity performance-based compensation from executives (these are generally referred to as “recoupment” or “clawback” policies). The policy provides that the VF Board may require an executive to forfeit a performance-based award or repay performance-based compensation if VF is required to prepare an accounting restatement as a result of misconduct, if such executive knowingly caused or failed to prevent such misconduct. The award agreements for stock options and RSUs under the VF Stock Plan include provisions respecting such recovery, as does the VF MIC Plan.

Going forward: We intend to adopt a clawback policy similar to VF’s policy.

Policy Regarding Hedging or Pledging of VF Common Stock

The VF Board has adopted a policy prohibiting VF’s directors, executive officers named in its proxy statement and certain other executives from engaging in transactions in derivative securities (including puts, calls, collars, forward contracts, equity swaps, exchange funds and the like) relating to VF securities, transactions “hedging” the risk of ownership of VF securities and short sales of VF securities. In addition, VF’s directors, NEOs and certain other executives are prohibited from holding VF securities in margin accounts or pledging VF securities as collateral for loans.

Going forward: We intend to adopt a policy prohibiting the hedging or pledging of Kontoor Brands securities similar to VF’s policy.

Treatment of Outstanding Equity Compensation Awards held by NEOs

None of the VF outstanding equity awards will be eligible to receive the dividend of Kontoor Brands Common Stock in connection with the Distribution. Instead, we expect that in connection with the Separation, outstanding VF equity compensation awards held by the NEOs will be equitably adjusted pursuant to the terms of the applicable compensation award and plan and the provisions of the Code. These equitable adjustments are intended to preserve each award’s intrinsic value, based on the relative fair market values of the pre- and post-Separation shares of VF, and, as applicable, Kontoor Brands, such that in the case of PSUs and RSUs, the fair market value of the adjusted number of shares subject to the award (or to which the award relates) immediately after the Separation will be substantially equivalent to, but no more favorable to the award holder than, the fair market value of the shares subject to that award (or to which that award relates) immediately prior to the Separation. For outstanding stock options, the number of shares subject to the award and the applicable exercise or base price will be adjusted so that the aggregate spread value of the stock option immediately after the Separation will be substantially equivalent to, but no more favorable to the award holder than, the aggregate spread immediately prior to the Separation. For these purposes, spread value will be the difference between the market value of the underlying shares as of the applicable date, and the exercise or base price of the option or stock appreciation right.

None of our NEOs meets the definition of Retirement Eligible as of the Distribution. Therefore, the treatment of outstanding options for our NEOs will be based on the same treatment of options as for all other non-retirement eligible Kontoor Brands Service Providers.

Stock Options

Each VF stock option held by our NEOs that is outstanding immediately before the Distribution will be converted into an option to acquire Kontoor Brands common stock and will be subject to the same terms and conditions (including vesting and expiration schedules) as applicable to the corresponding VF stock option as of immediately prior to the Distribution. The number of shares of Kontoor Brands common stock subject to, and the exercise price per share of, such Kontoor Brands stock option will be determined by the VF Compensation Committee in a manner consistent with Section 409A and intended to preserve the value of the VF stock option by taking into account (a) the exercise price per share of the VF stock option and (b) the relative values of the VF pre- and post-Distribution stock value and the Kontoor Brands stock value.

Performance-Based Restricted Stock Units (“PSUs”)

2016 PSUs. All VF PSU awards held by our NEOs that were granted in 2016 and are outstanding immediately before the Distribution are expected to be settled in shares of VF’s common stock subject to the same terms and conditions as set forth in the participant’s award agreement. The shares of VF’s common stock will be adjusted, with the number of shares of VF common stock subject to such VF PSU award being determined by the VF Compensation Committee in a manner intended to preserve the value of the VF PSU award by taking into account the relative values of the VF pre-Distribution stock value and the VF post-Distribution stock value. The VF Compensation Committee intends to review and certify the performance metrics following the Distribution.

2017 PSUs. A pro rata portion (based on the portion of the performance period that has elapsed as of the Distribution) of each NEO’s VF PSU award that was granted in 2017 and is outstanding immediately before the Distribution will remain a VF PSU award, and will remain eligible to be earned based on VF’s actual performance. The number of shares of VF common stock subject to such VF PSU award will be determined by the VF Compensation Committee in a manner intended to preserve the value of the VF PSU award by taking into account the relative values of the VF pre-Distribution stock value and the VF post-Distribution stock value. Each VF-adjusted PSU award will be subject to the same terms and conditions (including vesting and payment schedules) as applicable to the corresponding VF PSU award as of immediately before the Distribution. The remaining portion of the VF PSU award, based on the target number of shares, granted in 2017 and outstanding immediately before the Distribution will be converted into Kontoor Brands time-vesting RSUs, vesting as of December 31, 2019. The number of shares of Kontoor Brands common stock subject to the Kontoor Brands RSUs will be determined by the VF Compensation Committee in a manner intended to preserve the value of the VF PSU award by taking into account the relative values of the VF pre-Distribution stock value, the VF post-Distribution stock value and the Kontoor Brands stock value.

Fiscal Year 2019 PSUs. A pro rata portion (based on the portion of the performance period that has elapsed as of the Distribution) of each NEO’s VF PSU award that was granted in 2018 and is outstanding immediately before the Distribution will remain a VF PSU award, and will remain eligible to be earned based on VF’s actual performance. The number of shares of VF common stock subject to such VF PSU award will be determined by the VF Compensation Committee in a manner intended to preserve the value of the VF PSU award by taking into account the relative values of the VF pre-Distribution stock value and the VF post-Distribution stock value. Each VF-adjusted PSU award will be subject to the same terms and conditions (including vesting and payment schedules) as applicable to the corresponding VF PSU award as of immediately before the Distribution. The remaining portion of the VF PSU award granted in 2018 and outstanding immediately before the Distribution will be converted into a Kontoor Brands PSU award. The number of shares of Kontoor Brands common stock subject to the Kontoor Brands PSU award will be determined by the VF Compensation Committee in a manner intended to preserve the value of the VF PSU award by taking into account the relative values of the VF pre-Distribution stock value, the VF post-Distribution stock value and the Kontoor Brands stock value. Each Kontoor Brands PSU award will be subject to the same terms and conditions (including vesting and payment schedules) as applicable to the corresponding VF PSU award as of immediately before the Distribution; however, each Kontoor Brands PSU award will be subject to new performance-based vesting conditions as determined by Kontoor Brands on or after the Distribution reflecting Kontoor Brands’ applicable performance metrics.

Restricted Stock Units

Each VF RSU held by our NEOs that is outstanding immediately before the Distribution will be converted into a new RSU with respect to Kontoor Brands common stock. The number of shares of Kontoor Brands common stock subject to such Kontoor Brands RSU will be determined by the VF Compensation Committee in a manner intended to preserve the value of the VF RSU, as applicable, by taking into account the relative values of the VF pre- and post-Distribution stock value and the Kontoor Brands stock value. Each RSU in Kontoor Brands will be subject to the same terms and conditions (including vesting and payment schedules) as applicable to the previously held VF RSUs immediately before the Distribution.

Retention and Special Awards

All shares and units designated as a VF special award held by our NEOs that is outstanding immediately before the Distribution will be converted into units and shares with respect to Kontoor Brands common stock. The number of shares of Kontoor Brands common stock subject to such VF special award will be determined by the VF Compensation Committee in a manner intended to preserve the value of the VF special award, as applicable, by taking into account the relative values of the VF pre-Distribution stock value, the VF post-Distribution stock value and the Kontoor Brands stock value. Each such Kontoor Brands special award will be subject to the same terms and conditions (including vesting and payment schedules) as applicable to the corresponding VF special award as of immediately before the Distribution.

Retirement and Other Benefits

The VF Compensation Committee believes that retirement and other benefits are important components of competitive compensation packages necessary to attract and retain qualified senior executives. The VF Compensation Committee has historically reviewed the amounts of the benefits annually along with other compensation components. However, the benefits do not affect the decisions the VF Compensation Committee makes regarding other compensation components, which are generally structured to achieve VF’s short-term and long-term financial objectives.

Going forward: We intend to adopt retirement plans and other benefits substantially similar to VF’s plans and benefits except as described below.

Pension Benefits

VF sponsors and maintains the VF Pension Plan (the “VF Pension Plan”), a tax-qualified defined benefit plan that covers most of VF’s U.S.-based employees who were employed by VF on or before December 31, 2004. The purpose of the VF Pension Plan is to provide retirement benefits for those employees who qualify for such benefits under the provisions of the VF Pension Plan. The VF Pension Plan was closed to new participants at the end of 2004. Effective December 31, 2018, the VF Pension Plan ceased to recognize any future service performance and any eligible compensation paid for purposes of calculating participant accrued benefits under the VF Pension Plan. As of December 31, 2018, Thomas Waldron was the only one of our NEOs who participated in the VF Pension Plan, and none of our other NEOs have ever participated in the VF Pension Plan.

Going forward: As part of the Separation, VF retained the assets and liabilities associated with the VF Pension Plan; we do not share any of the assets or liabilities of the VF Pension Plan. We do not intend to adopt a defined benefit pension plan. None of our NEOs will continue to participate in the VF Pension Plan with respect to their service to us following the Distribution.

Supplemental Executive Retirement Plan

VF’s Supplemental Executive Retirement Plan (the “VF SERP”) is an unfunded, nonqualified plan for eligible participants primarily designed to restore benefits lost under the Pension Plan due to the maximum legal limit of pension benefits imposed under the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Code. The VF SERP was closed to new participants at the end of 2004. Effective December 31, 2018, the VF SERP ceased to recognize any future service performance and any eligible compensation paid for purposes of calculating participant accrued benefits under the VF SERP. As of December 31, 2018, Thomas Waldron was the only one of our NEOs who participated in the VF SERP, and none of our other NEOs have ever participated in the VF SERP.

Going forward: We do not intend to adopt a defined benefit pension plan. Similarly, we do not intend to adopt a Supplemental Executive Retirement Plan to provide eligible participants with the ability to restore benefits lost under any applicable maximum legal limit of a defined benefit pension plan.

401k Plan

VF’s U.S.-based executives were permitted to participate in the VF Retirement Savings Plan (the “VF 401k Plan”). The VF 401k Plan is a broad-based tax-qualified defined contribution plan available to most of VF’s U.S.-based employees.

Going forward: We intend to establish the Kontoor Brands Retirement Savings Plan (the “Kontoor Brands 401k Plan”), a defined contribution plan, providing substantially similar benefits to the VF 401k Plan.

Nonqualified Deferred Compensation

VF’s U.S.-based senior executives are permitted to defer compensation and receive a limited amount of matching credits under the VF Executive Deferred Savings Plan. This plan enables executives to save for retirement on a tax-deferred basis.

Going forward: We intend to offer our U.S.-based senior executives, including our NEOs, the opportunity to defer compensation and receive a limited amount of matching credits under the Kontoor Brands Executive Deferred Savings Plan. Nonqualified deferred compensation is discussed in further detail under “—Nonqualified Deferred Compensation.”

Employee Benefits

VF provides a number of benefit plans to all eligible employees, including its senior executives. These benefits include programs such as medical, dental, life insurance and short- and long-term disability coverage and a merchandise discount on most VF products. The NEOs are also eligible for financial counseling and an annual executive physical.

Going forward: We intend to implement substantially similar employee benefit plans, including medical, dental, life insurance and short- and long-term disability. We will continue to review available employee benefits to determine whether additional employee benefits or perquisites would be in the best interests of Kontoor Brands and its employees.

Change-in-Control Agreements

VF has entered into Change-in-Control Agreements (the “VF Agreements”) with certain VF senior executives, including Scott Baxter, but not any of our other NEOs, that would have provided the executives with certain severance benefits in the event their employment with VF had been terminated by VF or by the executive for good reason, as defined in the VF Agreements, subsequent to a change in control of VF. The VF Agreements are described and quantified below under “—Potential Payments Upon a Change in Control, Retirement or Termination of Employment.”

Under the terms of the VF Agreements, the executives would also be entitled to supplemental benefits, such as accelerated rights to exercise stock options, accelerated lapse of restrictions on restricted stock and RSUs, lump sum payments under the VF SERP, and continued life and medical insurance for specified periods after termination. Upon a change in control of VF, VF also will pay all reasonable legal fees and related expenses incurred by the executive as a result of the termination of his or her employment or in obtaining or enforcing any right or benefit provided by the VF Agreements.

Going forward: We intend to enter into change-in-control agreements with each of our NEOs and certain other Kontoor Brands senior executives that we expect will provide substantially similar benefits to the VF Agreements in connection with a change in control of Kontoor Brands.

Payments Upon Separation

None of the NEOs have contractual rights to receive separation payments if they terminate their employment or are terminated with or without cause prior to a change in control of Kontoor Brands.

Going forward: We do not intend to enter into any contracts providing our senior executives with separation payments not in connection with a change-in-control.

2018 Summary Compensation Table

Name and Principal Position	Year (5)	Salary ($)	Bonus ($) (6)	Stock Awards ($) (7)	Option Awards ($) (8)	Non-Equity Incentive Plan Compensation ($) (9)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (10)	All Other Compensation ($) (11)	Total ($)
Scott H. Baxter	2018	743,270	-0-	1,182,849	753,608	1,073,519	-0-	296,793	4,050,039
President and Chief Executive Officer (1)

Rustin Welton	2018	370,379	50,000	149,968	95,461	281,010	-0-	36,261	983,079
Vice President and Chief Financial Officer (2)

Thomas E. Waldron	2018	417,999	25,000	276,032	175,842	243,600	1,026,013	38,511	2,202,997
Vice President and Global Brand President— Wrangler (3)

Christopher Waldeck	2018	395,551	110,000	209,030	133,151	114,000	-0-	94,911	1,056,643
Vice President and Global Brand President— Lee (4)

[1]	Scott H. Baxter serves as VF’s Group President of Jeanswear. VF announced Mr. Baxter would assume the role of Chief Executive Officer in its Form 8-K filed on August 13, 2018.
[2]

Rustin Welton serves as VF’s Vice President and Chief Financial Officer—Americas East. VF announced Mr. Welton would assume the role of Chief Financial Officer in its Form 8-K filed on August 13, 2018.

[3]	Thomas E. Waldron serves as VF’s Global Brand President—Wrangler. He will serve as Vice President and Global Brand President—Wrangler with Kontoor Brands.
[4]	Christopher Waldeck serves as VF’s Global Brand President—Lee and Rock & Republic. He will serve as Vice President and Global Brand President—Lee with Kontoor Brands.
[5]

As discussed in the Compensation Discussion & Analysis on page 112, Kontoor Brands will adopt a 52/53 week fiscal year ending on the Saturday closest to December 31 of each year. Values provided in this table include amounts paid from December 31, 2017 through March 31, 2018 (the “Stub Period”) and for VF’s Fiscal Year 2019 Q1-Q3 (April 1, 2018 through December 29, 2018).

[6]	Values in this column represent discretionary and/or sign-on bonuses provided in 2018 to Messrs. Welton, Waldron and Waldeck, as discussed in the Compensation Discussion & Analysis on page 118.
[7]

The amounts shown for the PSUs in this column include the aggregate grant date fair value of the PSU awards computed in accordance with FASB ASC Topic 718. The valuation assumptions used are summarized in Note 13 to our audited combined financial statements. Awards of PSUs for the three-year performance period from April 1, 2018 through April 3, 2021, as well as the performance period from December 31, 2017 through March 31, 2018, were made to the named executive officers in 2018, under the VF MTIP described in footnote 3 to the Grants of Plan-Based Awards Table. The grant date fair value of PSUs is the sum of two separate valuations, the larger portion being the target payout based on the probable outcome of financial performance goals and the remaining portion being the fair value of the award based on relative total shareholder return. To calculate this, we (i) multiply the average of the high and the low price of VF Common Stock on the date of the award by the target number of PSUs to determine the portion of fair value based on financial performance goals, and (ii) use a Monte Carlo simulated fair value to determine the portion of fair value based on relative total shareholder return (for the awards granted in 2018, this amount was $4.61 per PSU at target). Assuming achievement of the financial performance goals at the maximum level, the grant date fair value of the PSU awards would have been as follows: Mr. Baxter, $1,546,264; Mr. Welton, $196,001; Mr. Waldron, $360,851; and Mr. Waldeck, $273,261 (these amounts include the relative total shareholder return portion of grant date fair value, but that portion of fair value is not based on an assumed probable level of performance so does not change when fair value is shown assuming maximum performance). Similarly, assuming achievement of the financial performance goals at the maximum level, the grant date fair value of the Stub Period PSU awards would have been as follows: Mr. Baxter, $386,604; Mr. Welton, $49,039; Mr. Waldron, $90,213; and Mr. Waldeck, $68,315. Dividend equivalents (without compounding) accrue on these PSUs subject to the same performance-based vesting requirements as apply to the PSUs. Also included in this column are dollar amounts equal to the aggregate grant date fair value of RSUs awarded to Messrs. Baxter, Welton, Waldron and Waldeck, for 2018, including, for Mr. Baxter, $187,524 (2,507 RSUs that vest in 2022); for Mr. Welton, $23,786 (318 RSUs that vest in 2022); for Mr. Waldron, $43,758 (585 RSUs that vest in 2022); and for Mr. Waldeck, $33,136 (443 RSUs that vest in 2022). Fair value for each such share of restricted stock or each RSU was the average of the high and low price of VF Common Stock on the date of the award. For a discussion of the performance goals applicable to the PSU awards, as well as vesting, forfeiture and other terms, see the Compensation Discussion and Analysis on pages 118-122.

[8]

Options to purchase shares of VF Common Stock are granted under the VF Stock Plan. The terms of options granted under the VF Stock Plan are described in footnote 1 to the Outstanding Equity Awards at Fiscal Year-End Table. The values of the option awards in this column are the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 and were estimated using a lattice option-pricing model, which incorporates a range of assumptions for inputs between the grant date of the option and date of expiration. The valuation assumptions used and the resulting weighted average value of stock options granted during 2018 is summarized in Note 13 to our audited combined financial statements.

[9]

The amounts in this column represent cash awards earned under the VF MIC Plan. The general operation of the VF MIC Plan in 2018 is described in footnote 2 to the Grants of Plan-Based Awards Table. The amounts listed here represent amounts calculated for the Stub Period and for VF’s Fiscal Year 2019 Q1-Q3 (April 1, 2018 through December 29, 2018). The calculations provided in this column were determined by the VF Compensation Committee for our calendar year 2018, based on performance during the Stub Period and the first through third quarters of VF’s Fiscal Year 2019. The VF Compensation Committee expects to make determinations for performance covering VF’s full Fiscal Year 2019 in May 2019.

[10]

The amounts reported in this column represent the aggregate positive change in the actuarial present value of the named executive officers’ accumulated benefits under all defined benefit and actuarial pension plans (including supplemental plans) in 2018. Messrs. Baxter, Welton and Waldeck joined VF after the defined benefit plans were closed to new participants. Mr. Waldron participated in VF’s Pension Plan and SERP during his employment with VF. See “Pension Benefits” on page 122 for a detailed discussion of VF’s pension benefits.

[11]

This amount includes VF’s matching contribution under the VF Executive Deferred Savings Plan II as follows: Mr. Baxter, $85,192; Mr. Welton, $19,761; Mr. Waldron, $21,811; and Mr. Waldeck, $20,839. This amount also includes VF’s matching contribution under the VF 401(k) Plan as follows: Mr. Baxter, $16,500; Mr. Welton, $16,500; Mr. Waldron, $16,500; and Mr. Waldeck, $15,889. For Mr. Baxter, this amount includes the following: (1) $150 for tax gross ups associated with gift cards he received for his participation in the “Be Fit For Life” Program; (2) $4,950 for financial planning services (which includes a tax gross up thereon in the amount of $2,225); (3) $3,088 for the annual physical (which includes a tax gross up thereon in the amount of $1,388); (4) $90,363 for moving expenses (which includes a tax gross up thereon in the amount of $40,618); and (5) $96,550 for a transitional allowance in connection with Mr. Baxter’s relocation. For Mr. Waldeck, this amount includes the following: (1) $14,337 for moving expenses (which includes a tax gross up thereon in the amount of $4,337); and (2) $43,846 for a transitional allowance in connection with Mr. Waldeck’s relocation. For Mr. Waldron, this amount includes $200 for tax gross ups associated with gift cards he received for his participation in the “Be Fit For Life” Program.

2018 Grants of Plan-Based Awards

Name	Date of Board Approval of Awards (1)	Grant Date of Equity Awards (1)	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (2)			Estimated Future Payouts Under Equity Incentive Plan Awards (3)			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Under- Lying Options (#)	Exercise or Base Price of Option Awards ($/SH) (4)	Closing Market Price on Date of Grant ($/SH)	Grant Date Fair Value of Stock and Option Awards ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Mr. Baxter	2/12/2018		-0-	$675,000	$1,350,000
	2/12/2018	2/21/2018				-0-	10,027	22,561					$796,244	(5)
	2/12/2018	2/21/2018				-0-	2,507	5,640					199,081	(6)
	2/12/2018	2/21/2018							2,507				187,524	(7)
	2/12/2018	2/21/2018								49,127	$74.80	$74.50	753,608	(8)

Mr. Welton	2/12/2018		-0-	165,000	330,000
	2/12/2018	2/21/2018				-0-	1,271	2,860					100,930	(5)
	2/12/2018	2/21/2018				-0-	318	716					25,252	(6)
	2/12/2018	2/21/2018							318				23,786	(7)
	2/12/2018	2/21/2018								6,223	74.80	74.50	95,461	(8)

Mr. Waldron	2/12/2018		-0-	210,000	420,000
	2/12/2018	2/21/2018				-0-	2,340	5,265					185,819	(5)
	2/12/2018	2/21/2018				-0-	585	1,316					46,455	(6)
	2/12/2018	2/21/2018							585				43,758	(7)
	2/12/2018	2/21/2018								11,463	74.80	74.50	175,842	(8)

Mr. Waldeck	2/12/2018		-0-	190,000	380,000
	2/12/2018	2/21/2018				-0-	1,772	3,987					140,715	(5)
	2/12/2018	2/21/2018				-0-	443	997					35,179	(6)
	2/12/2018	2/21/2018							443				33,136	(7)
	2/12/2018	2/21/2018								8,680	74.80	74.50	133,151	(8)

[1]

All equity awards are granted under the VF Stock Plan. Under the VF Stock Plan, the exercise price of stock options is the fair market value on the date of grant. “Fair market value” is defined under the VF Stock Plan as the average of the reported high and low sales price of VF Common Stock on the date of grant. The VF Compensation Committee’s policy under the VF Stock Plan is to fix the date of grant of the options and performance-based equity awards as the third business day after VF announces its earnings for the previously completed fiscal year or quarter depending upon whether the award is an annual award or a mid-year award.

[2]

The amounts in these columns represent the threshold, target and maximum annual incentive awards under the VF MIC Plan, as described above in the Compensation Discussion and Analysis on pages 117-118. Depending upon the level of achievement of each of the specified performance goals, annual cash awards could range from 0% to 200% of the targeted incentive opportunity for each VF MIC Plan participant. The non-equity incentives are for both the Stub Period and FY 2019 (i.e. 125% of the annual award).

[3]	The amounts in these columns represent the threshold, target and maximum PSU awards under the VF MTIP.

Depending on the average level of achievement of certain performance goals during the three years of the performance period, payouts of awards could range up to a maximum of 200% of the target award, and potentially plus or minus 25% of the target award depending on VF’s total shareholder return as compared to the total shareholder return of S&P 500 companies over the performance period, for a total maximum payout of 225% of the target award. For a discussion of the performance goals applicable to the VF MTIP awards, as well as vesting, forfeiture and other terms, see the Compensation Discussion and Analysis on pages 118-119.

[4]	The average of the high and the low on February 21, 2018, the award date, was $74.80.
[5]

These PSUs were granted to the named executive officers for the three-year performance period of April 1, 2018 through April 3, 2021. The aggregate fair value of the PSUs was computed in accordance with FASB ASC Topic 718. See footnote 7 to the Summary Compensation Table. The assumptions used are summarized in Note 13 to our audited combined financial statements.

[6]

These PSUs were granted to the named executive officers for the Stub Period, and the aggregate fair value represents the PSUs for the Stub Period. The aggregate fair value of the PSUs was computed in accordance with FASB ASC Topic 718. See footnote 7 to the Summary Compensation Table. The assumptions used are summarized in Note 13 to our audited combined financial statements.

[7]

In 2018, the VF Compensation Committee awarded each of Messrs. Baxter, Welton, Waldron and Waldeck 2,507 RSUs, 318 RSUs, 585 RSUs, and 443 RSUs, respectively, that each vest in 2022. The fair value of the RSUs was calculated by multiplying the average of the high and the low price of VF Common Stock on the date of the award ($74.80) by the number of RSUs granted. The aggregate fair value of the RSUs was computed in accordance with FASB ASC Topic 718. See footnote 7 to the Summary Compensation Table. The assumptions used are summarized in Note 13 to our audited combined financial statements. Vesting, forfeiture and other terms of this award are described in the Compensation Discussion and Analysis on pages 118-122. The aggregate fair value represents the time-vesting RSUs for the Stub Period.

[8]

The fair value on the date of grant of each option award was computed in accordance with FASB ASC Topic 718. The terms of options are described in footnote 1 to the Outstanding Equity Awards at Fiscal Year-End Table. The assumptions used and the resulting weighted average fair value of stock options granted during 2018 are summarized in Note 13 to our audited combined financial statements.

Outstanding Equity Awards at Fiscal Year-End 2018

	Option Awards (1)					Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#) (2)		Market Value of Shares or Units of Stock That Have Not Vested ($) (3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (2) (4)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (4)
Mr. Baxter	2/20/2013	64,996	-0-	$40.49	2/19/2023
	2/19/2014	51,911	-0-	56.79	2/18/2024
	7/22/2014	-0-	-0-	-0-	-0-	33,075	(9)	$2,334,118
	2/18/2015	47,398	-0-	75.35	2/17/2025
	2/23/2016	55,832	18,610	61.29	2/22/2026
	2/22/2017	76,025	50,683	53.47	2/21/2027	7,822	(9)	552,019	14,027	(5)	$989,885
	2/21/2018	49,127	49,127	74.80	2/20/2028				10,027	(6)	715,326
									2,507	(7)	176,919
									2,549	(8)	179,879

Mr. Welton	2/19/2014	6,437	-0-	56.79	2/18/2024
	2/18/2015	6,671	-0-	75.35	2/17/2025
	2/23/2016	7,858	2,619	61.29	2/22/2026
	7/26/2016	-0-	-0-	-0-	-0-	5,834	(10)	416,172
	2/22/2017	9,630	6,420	53.47	2/21/2027				1,777	(5)	125,403
	7/26/2017	-0-	-0-	-0-	-0-	7,209	(10)	514,308
	2/21/2018	6,223	6,223	74.80	2/20/2028				1,271	(6)	89,694
									318	(7)	22,441
									323	(8)	22,817

Mr. Waldron	2/18/2015	9,305	-0-	75.35	2/17/2025
	2/23/2016	10,960	3,653	61.29	2/22/2026
	2/22/2017	17,740	11,826	53.47	2/21/2027	10,456	(11)	745,947	3,273	(5)	230,976
	2/21/2018	11,463	11,463	74.80	2/20/2028				2,340	(6)	165,134
									585	(7)	41,283
									595	(8)	41,974

Mr. Waldeck	7/26/2017	8,428	5,618	60.65	7/25/2027	8,491	(12)	605,781	1,556	(5)	109,807
	2/21/2018	8,680	8,680	74.80	2/20/2028				1,772	(6)	125,050
									443	(7)	31,263
									450	(8)	31,786

[1]

All of the options are non-qualified stock options awarded under the VF Stock Plan. Each option becomes vested and exercisable in thirds on the first, second and third anniversaries of the date of grant. Options generally become fully vested and exercisable upon the executive’s death or termination of the executive’s employment due to disability or in the event of certain terminations following a change in control of VF. All options have a ten-year term but, in the event of certain terminations of the optionee’s employment, the options generally expire on an accelerated basis, as follows: 36 months after retirement, death or termination due to disability; at the end of the period severance payments are made (if any) in the case of involuntary termination; and at the time of any voluntary termination.

[2]

For all restricted stock, dividends are reinvested at the dividend payment date in additional shares that are subject to the same restrictions as the original award. For all RSUs, dividend equivalents accrue as cash amounts until vesting and payout, at which time such amounts are paid in additional shares of stock calculated by dividing the accrued dividend equivalents by the average of the high and low price of a share of VF Common Stock on the date the award is paid out. Dividend equivalents are not compounded.

[3]

The market value of restricted awards reported in this column was computed by multiplying $70.57, the closing market price of VF’s stock at December 28, 2018, by the number of shares or units of stock awarded. For restricted stock awards, the amount also includes the value of accrued dividends as of that date.

[4]

The number of shares or units and values in these columns assumes an achievement level at target of 105% of the target amount, which was the actual level of achievement for the three-year performance period ended December 29, 2017. The final level of achievement for the awards in these columns may differ. The number of performance-based PSUs was calculated by multiplying 105% of the target number of PSUs awarded (the number of shares in the chart is rounded to the nearest whole number; the dollar value is based on the actual number of shares including fractional shares) by $70.57, the closing market price of VF Common Stock at December 28, 2018. For a discussion of vesting, forfeiture and other terms applicable to the PSUs, see the Compensation Discussion & Analysis on pages 118-122.

[5]

The number represents the number of performance-based PSUs that were awarded under the VF MTIP by the VF Compensation Committee in 2017 for the three-year performance period ending December 2019 multiplied by an assumed achievement level of 105% (rounded to the nearest whole number of shares). At an achievement level of 225% (the maximum), the number of PSUs and the corresponding value would be as follows (the number of shares is rounded to the nearest whole number; the dollar value is based on the actual number of shares including fractional shares): Mr. Baxter: 31,561 PSUs with a value of $2,227,242; Mr. Welton: 3,998 PSUs with a value of $282,157; Mr. Waldron: 7,364 PSUs with a value of $519,695; Mr. Waldeck: 3,501 PSUs with a value of $247,066.

[6]

The number represents the number of PSUs that were awarded under the VF MTIP by the VF Compensation Committee in 2018 for the three-year performance period ending December 2020 multiplied by an assumed achievement level of 105% (rounded to the nearest whole number of shares). At an achievement of 225% (the maximum), the number of PSUs and the corresponding value would be as follows (the number of shares is rounded to the nearest whole number; the dollar value is based on the actual number of shares including fractional shares): Mr. Baxter: 22,561 PSUs with a value of $1,592,112; Mr. Welton: 2,860 PSUs with a value of $201,813; Mr. Waldron: 5,265 PSUs with a value of $371,551; Mr. Waldeck: 3,987 PSUs with a value of $281,363.

[7]

The number represents the number of PSUs that were awarded under the VF MTIP by the VF Compensation Committee in 2018 for the fiscal year transition period for the three-year performance period ending March 2021 multiplied by an assumed achievement level of 105% (rounded to the nearest whole number of shares). At an achievement level of 225% (the maximum), the number of PSUs and the corresponding value would be as follows (the number of shares is rounded to the nearest whole number; the dollar value is based on the actual number of shares including fractional shares: Mr. Baxter: 5,641 PSUs with a value of $398,068; Mr. Welton: 716 PSUs with a value of $50,493; Mr. Waldron: 1,316 PSUs with a value of $92,888; Mr. Waldeck: 997 PSUs with a value of $70,341.

[8]	The number represents the number of time vesting RSUs that were awarded under the VF Stock Plan by the VF Compensation Committee in 2018. Time vesting awards vest 50% in 2 years 50% in 4 years.
[9]

Mr. Baxter received awards of 30,000 and 7,481 shares of restricted stock in 2014 and 2017, respectively. These awards will convert to Kontoor Brands Awards upon the effective date of the spin-off. These shares of restricted stock vest in 2019 and 2021, respectively, provided that Mr. Baxter remains an employee of VF or Kontoor Brand (except a pro rata portion of the awards would vest in the event of termination due to death or disability and the awards would vest upon certain terminations following a change in control of VF). Dividends on these shares of restricted stock are reinvested, at the dividend payment date, in additional shares that are subject to the same restrictions as the original award.

[10]

Mr. Welton received awards of 5,500 and 7,000 shares of restricted stock in 2016 and 2017, respectively. These awards will convert to Kontoor Brands Awards upon the effective date of the spin-off. These shares of restricted stock vest in 2020, provided that Mr. Welton remains an employee of VF or Kontoor Brands (except a pro rata portion of the awards would vest in the event of termination due to death or disability and the awards would vest upon certain terminations following a change in control of VF). Dividends on these shares of restricted stock are reinvested, at the dividend payment date, in additional shares that are subject to the same restrictions as the original award.

[11]

Mr. Waldron received an award of 10,000 shares of restricted stock in 2017. This award will convert to a Kontoor Brands Award upon the effective date of the spin-off. These shares of restricted stock vest in 2021, provided that Mr. Waldron remains an employee of VF or Kontoor Brands (except a pro rata portion of the award would vest in the event of termination due to death or disability and the award would vest upon certain terminations following a change in control of VF). Dividends on these shares of restricted stock are reinvested, at the dividend payment date, in additional shares that are subject to the same restrictions as the original award.

[12]

Mr. Waldeck received an award of 8,245 shares of restricted stock in 2017. This award will convert to a Kontoor Brands Award upon the effective date of the spin-off. These shares of restricted stock vest in 2021, provided that Mr. Waldeck remains an employee of VF or Kontoor Brands (except a pro rata portion of the award would vest in the event of termination due to death or disability and the award would vest upon certain terminations following a change in control of VF). Dividends on these shares of restricted stock are reinvested, at the dividend payment date, in additional shares that are subject to the same restrictions as the original award.

2018 Option Exercises and Stock Vested

	Option Awards		Stock Awards (2)
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Mr. Baxter	65,988	3,131,376
Mr. Welton	12,748	670,708
Mr. Waldron	21,819	755,000
Mr. Waldeck	-0-	-0-

[1]

The dollar amount realized upon exercise of stock options was calculated by determining the difference between the market price of the underlying securities at exercise and the exercise price of the options.

[2]

These columns would report payout of awards of PSUs under the VF MTIP, including accrued dividends, as generally described in footnote 3 to the Grants of Plan-Based Awards Table, for the three-year period ending March 30, 2019. As of the date of the Separation, the number of shares acquired upon vesting of the PSUs under the VF MTIP will not be known. The VF Compensation Committee will meet following the Separation to certify VF’s performance and determine the number of shares acquired by the NEOs upon vesting of the PSUs under the VF MTIP. Kontoor Brands will file a Form 8-K supplementing the 2018 Option Exercises and Stock Vested table to reflect the foregoing determination.

Pension Benefits

VF sponsors and maintains the VF Pension Plan, a tax-qualified defined benefit plan that covers most of VF’s U.S.-based employees who were employed by VF on or before December 31, 2004. Mr. Waldron is the only one of our NEOs who participated in the VF Pension Plan as of December 31, 2018, and none of our other NEOs have ever participated in the VF Pension Plan. Benefits under the VF Pension Plan are calculated by reference to the employee’s “average annual compensation,” which is his or her average annual salary and annual incentive compensation from January 1, 2014, with no less than five years immediately preceding retirement included in the average. If an employee does not have five years of compensation from January 1, 2014, such employee’s compensation for a sufficient number of years immediately prior to 2014 is included to produce a minimum five compensation years. The VF Pension Plan froze participants’ accumulation of benefits as of December 31, 2018.

There are two formulas for computing benefits under the VF Pension Plan. The “normal retirement” formula is used for employees who qualify for “early retirement” under the VF Pension Plan upon termination, by being credited with at least ten years of service with VF and having attained age 55. The second formula, less favorable to the employee, is used for employees who have not satisfied both conditions for “early retirement” upon termination. For employees who commence benefits under the VF Pension Plan prior to age 65, the benefit is reduced to account for the longer period of time over which the benefit is expected to be paid. The formula in effect for a specific employee is dependent upon the employee’s age and the number of years of service he has accrued as of the date of termination. Both formulas are based on years of service with VF, average annual compensation, and the covered compensation amount in effect for the employee relative to his birth year. Payments under the VF Pension Plan are made in monthly payments over the life of the participant and, in some circumstances, for a period thereafter to the participant’s beneficiary. All of the NEOs who participate in the VF Pension Plan are eligible for nonforfeitable benefits under the VF Pension Plan and the VF SERP.

The VF SERP is an unfunded, nonqualified plan for eligible employees primarily designed to restore benefits lost under the VF Pension Plan due to the maximum legal limit of pension benefits imposed under ERISA and the Code. Mr. Waldron is the only one of our NEOs who participated in the VF SERP as of December 31, 2018, and none of our other NEOs have ever participated in the VF SERP. The combined retirement income from the VF Pension Plan and the VF SERP for each of the eligible NEOs, upon retirement at age 65, would be an amount equal to his or her VF Pension Plan benefit calculated (i) without regard to any limitation imposed by the Code or ERISA, (ii) without regard to his participation in the Deferred Compensation Plan or the Executive Deferred Savings Plan, (iii) on the basis of the average of the highest three years of his salary and annual incentive compensation during the ten-year period immediately preceding retirement, and (iv) without deduction or offset of Social Security benefits. For purposes of the table below, the “normal retirement” formula has been used for determining the VF SERP benefits of all of our NEOs who participate in the VF Pension Plan, regardless of whether they otherwise qualify for “early retirement” under the VF Pension Plan. Payments under the VF SERP with respect to the period prior to December 31, 2004 are payable in monthly payments or in a lump sum, and payments with respect to the period after December 31, 2004 are payable in a lump sum.

At the end of December 2014 the VF Pension Plan and VF SERP were modified such that for certain executives, including Mr. Waldron, benefits would be frozen in the VF Pension Plan and would instead accrue in the VF SERP, and therefore accrued benefits under the VF SERP would increase at a higher rate for service and earnings after December 31, 2014. The VF SERP froze participants’ accumulation of benefits as of December 31, 2018.

The assumptions underlying the present values of Mr. Waldron’s pension benefits are the assumptions used for financial statement reporting purposes and are set forth in Note 11 to our audited combined financial statements, except that retirement age is assumed to be age 65, the normal retirement age specified in the VF Pension Plan.

2018 Pension Benefits Table

Name	Plan Name	Number of Years Credited Service (#) (1)	Present Value of Accumulated Benefit ($)		Payments During Last Fiscal Year ($)
Mr. Waldron	VF Corporation Pension Plan	19	605,764	(2)	-0-
	Supplemental Executive Retirement Plan	23	1,499,195	(2)	-0-

[1]

The number of years of service credited under each plan was computed as of the same measurement date used for financial statement reporting purposes with respect to our audited combined financial statements.

[2]

The amounts in this column are the actuarial present value of the accumulated benefit under each plan, computed as of the same VF Pension Plan measurement date used for financial statement reporting purposes with respect to our audited combined financial statements.

Nonqualified Deferred Compensation

VF provides its senior executives, including our NEOs, with the opportunity to defer compensation under the VF Executive Deferred Savings Plan (the “VF EDSP”) and the VF Executive Deferred Savings Plan II (the “VF EDSP II”). While all of our NEOs participate in the VF EDSP II, only Mr. Waldron participates in the VF EDSP. No NEO made any contributions to, and VF did not make any contributions to, any account under the VF EDSP in 2018.

In 2015, the terms of the VF EDSP II were amended to permit an eligible executive to defer into a hypothetical “account,” on a pre-tax basis, annual compensation in excess of the IRS annual compensation limit for 401k contributions ($270,000 for 2017) (but not more than 50% of the executive’s annual salary and 75% of the executive’s annual cash incentive payment). A participating executive’s account was also credited with matching credits equal to 100% on the first 6% of annual compensation deferred by the executive for the year. Earnings below the IRS annual compensation limit are eligible for contributions to the VF 401k Plan. The VF 401k Plan is a broad-based tax-qualified defined contribution plan for most U.S. employees of VF. A participant is credited with matching credits equal to 100% on the first 6% of the annual compensation contributed by the participant, up to the IRS annual compensation limit of $270,000.

Accounts deferred after January 1, 2005 are payable in either a lump sum or in up to ten annual installments following termination of employment, as elected by the executive at the time of deferral. With respect to accounts prior to January 1, 2005 an executive may request, subject to VF approval, distribution in a lump sum or in up to ten annual installments following termination of employment. Prior to termination of employment, an executive may receive a distribution of the executive’s deferred account upon an unexpected financial hardship.

Accounts under the VF EDSP II are credited with earnings and losses based on certain hypothetical investments selected by the executive. The hypothetical investment alternatives available to executives include various funds. Executives may change such hypothetical investment elections on a daily basis (although VF generally restricts its senior officers from changing their hypothetical investment elections with respect to the VF common stock fund).

2018 Nonqualified Deferred Compensation

Name	Executive Contributions in 2018 ($) (1)	VF Contributions in 2018 ($) (2)	Aggregate Earnings in 2018 ($) (3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at December 29, 2018 ($) (4)
Mr. Baxter	749,037	85,192	(264,125)	-0-	4,269,521
Mr. Welton	42,816	19,761	(36,213)	-0-	251,754
Mr. Waldron	21,811	21,810	(96,140)	-0-	1,606,622
Mr. Waldeck	24,312	20,839	(4,000)	-0-	41,151

[1]	Amounts reported in this column are included as salary and non-equity incentive compensation in the Summary Compensation Table. The type of compensation permitted to be deferred is cash compensation.
[2]

Amounts reported in this column are included as All Other Compensation in the Summary Compensation Table. The matching contribution for qualified executives is 100% on the first 6% of compensation deferred by the named executive officer under the EDSP (for compensation in excess of the 401k contribution limit, which was $270,000 in 2018).

[3]

This column includes earnings and (losses) on deferred compensation balances. Such amounts are not “above-market” or “preferential” and therefore are not reported as compensation in the Summary Compensation Table.

[4]

This column reflects the aggregate of salary and non-equity incentive awards deferred by each named executive officer during his career with VF plus the aggregate amount of contributions by VF and the investment earnings thereon. Amounts deferred each year by the named executive officers have been reported in the Summary Compensation Tables in VF’s proxy statements in the year earned to the extent the executive was a named executive officer for purposes of proxy statement disclosure.

Potential Payments Upon Change in Control, Retirement or Termination of Employment

The following section describes payments that would have been made to each of our NEOs and related benefits as a result of their termination of their employment with VF during 2018 due to (i) a termination of service in the event of a change in control of VF, (ii) the executive’s retirement, (iii) the executive’s termination by VF without “cause,” (iv) the executive’s termination by VF with “cause,” or (v) the executive’s resignation, assuming these events occurred on December 29, 2018.

The descriptions below do not include the following amounts that the executives also would have received in all termination scenarios:

(a)	retirement benefits, the present value of which is disclosed in the 2018 Pension Benefits Table above;

(b)	the aggregate balance disclosed in the Nonqualified Deferred Compensation table above;

(c)	the executive’s portion of the VF MIC Plan payment for the year ended March 30, 2019, as disclosed in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table above; or

(d)

the value of the executive’s vested “in-the-money” unexercised stock options; the executive would be able to realize such value by exercise of the options prior to any termination, or the executive could retain the options after termination in all termination scenarios except termination by VF without “cause” with no severance, resignation not qualifying as a retirement or termination by VF with “cause.”

Our NEOs do not have employment contracts with VF; all of their potential payments outlined below are defined in benefit plan documents described in this proxy statement. As described below under “Payments Upon Retirement,” as a result of retirement executives do not receive enhanced benefits other than under the terms of certain equity awards, pursuant to which an executive who is eligible for retirement would not forfeit his awards due to retirement.

Potential Payments Upon a Change in Control of VF

VF has entered into a VF Agreement with Scott Baxter. The VF Agreement provides severance benefits to Mr. Baxter only if his employment is terminated by VF without cause or for good reason by Mr. Baxter within the 24-month period after a change in control of VF. The VF Agreement has a term of three years with automatic annual extensions. The VF Agreement may be terminated by VF, unless VF has knowledge that a third-party intends to effect a change in control of VF and, if a change in control has occurred, the VF Agreement may not be terminated until two years after the change in control. We intend to enter into a similar agreement with Mr. Baxter in connection with the Separation.

Generally, severance benefits payable to our NEOs include a lump-sum payment of an amount equal to 2.99 times the sum of the executive’s current annual salary plus the highest amount of annual incentive awarded to the executive during the three fiscal years prior to the date on which the executive’s employment is terminated following a change in control of VF (but not less than the target annual incentive for the year of termination). Under the terms of the VF Agreement or the VF Stock Plan, upon a qualifying termination, the executives would also be entitled to supplemental benefits, such as payment of a pro rata portion of non-equity incentive compensation, accelerated vesting of stock options, accelerated lapse of restrictions on VF RSUs and VF restricted stock, lump-sum payments under the VF SERP for U.S.-based executives, continued life and medical insurance for specified periods after termination, entitlements under retirement plans and a lump-sum payment upon attaining retirement age. In the case of PSUs under the VF MTIP, the PSUs would be deemed earned based on the actual performance achieved through the date of termination projected for the entire performance cycle (except if performance in completed years is below-target the uncompleted years are projected at target), and such PSUs would vest in full (without pro-ration).

Except as described below, the total payments to be made to an executive in the event of termination of employment upon a change in control of VF potentially could exceed the level of “parachute payments” (as that term is defined in the Code) that would trigger the “golden parachute excise tax,” which could result in imposition of excise taxes on the executive and loss of tax deductibility for VF. Mr. Baxter would receive additional payments under his VF Agreement to reimburse him for any such excise taxes and other increased taxes, penalties and interest resulting from any payments under his VF Agreement by reason of such payments being treated as excess parachute payments. However, if the parachute payments exceed the maximum amount that could be paid to the executive without giving rise to an excise tax, but are less than 105% of such amount, then no gross-up will be paid and the parachute payments will be reduced to just below such amount.

Potential Payments Upon Termination of Employment Following a Change in Control and Related Benefits

Only Mr. Baxter is entitled to payments in connection with a termination of his employment following a change in control. Under the VF Agreement between VF and Mr. Baxter, if Mr. Baxter’s employment had been terminated by VF without cause or by him for good reason following a change in control of VF, assuming the triggering event occurred on December 29, 2018, Mr. Baxter would be entitled to receive the following estimated amounts:

Name	Severance Amount ($)	Stock Awards ($)	Unvested Stock Options ($)	Estimated Value of Benefit Continuation ($)	Lump-Sum VF SERP Benefit ($)	Excise Tax Gross-Up on Change in Control ($)	Total ($)
Mr. Baxter	$5,087,784	$5,665,286	$1,039,380	$57,283	—	—	$11,849,733

Payments Upon Retirement

Retirement would not result in any enhanced benefits, but under the terms of certain equity awards an executive who is eligible for retirement would not forfeit his awards due to retirement. In the case of stock options, those options are in substance vested, with such options becoming exercisable at the specified vesting dates (including in the case in which those vesting dates occur after retirement). As of December 31, 2018, none of our NEOs are retirement eligible.

Payments Upon Termination Due to Death or Disability

The following table shows the estimated value of all VF unexercisable options, unvested VF PSU awards and VF unvested restricted stock or VF RSU awards on December 29, 2018, assuming the executive had terminated employment due to death or disability:

Name	Unvested Restricted Stock or Units ($)	PSU Awards ($)	Unvested Stock Options ($)	Total ($)
Mr. Baxter	$2,347,525	$1,465,030	$1,039,380	$4,851,936
Mr. Welton	496,893	185,596	134,086	816,576
Mr. Waldron	344,658	341,844	236,124	922,626
Mr. Waldeck	216,320	191,341	55,731	463,392

Payments Upon Termination Without Cause

In the event of a termination by VF without “cause” under the VF MTIP, if the executive has been an active participant for at least 12 months in a performance cycle, the executive would be eligible to receive a pro rata portion of the total number of PSUs the executive is deemed to have earned based on performance in the completed portion of the performance cycle, with the pro rata portion determined as of the earlier of (a) the date of the last severance payment, if any, and (b) the last day of the performance period. The determination of whether severance will be paid and the period over which it would be paid is in the discretion of the VF Compensation Committee. No NEO (other than Mr. Baxter following a change in control) is entitled to severance except at the discretion of the Committee. Under the VF Stock Plan, the executive’s stock options would continue to vest and to be exercisable until the end of the period of the executive’s receipt of installments of severance pay, if any, from VF.

Payments Upon Termination for Cause or Resignation

In the event of a termination for “cause” or resignation not qualifying as retirement, each NEO would receive no additional compensation.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions, during our last three fiscal years or currently proposed, to which we were a party or will be a party, in which:

•	The amounts involved exceeded or will exceed $120,000; and

•	Any of our directors, executive officers or beneficial holders of more than 5% of any class of our capital stock had or will have a direct or indirect material interest.

Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions meeting this criteria to which we have been or will be a party other than compensation arrangements, which are described where required under “Management—Board Structure,” “Management—Compensation of Directors” and “Compensation Discussion and Analysis.”

The Separation from VF

The Separation will be accomplished by VF distributing all of its shares of Kontoor Brands common stock to holders of VF common stock entitled to such distribution, as described in “The Separation” included elsewhere in this information statement. Completion of the Separation will be subject to satisfaction or waiver by VF of the conditions to the Distribution described under “The Separation—Conditions to the Distribution.”

As part of the Separation, we will enter into a Separation and Distribution Agreement and several other agreements with VF to effect the Separation and provide a framework for our relationships with VF after the Separation. See “The Separation—Agreements with VF” for information regarding these agreements.

Related Party Transactions

As a current business segment of VF, we engage in related party transactions with VF. Those transactions are described in more detail in Note 20 to the accompanying audited combined financial statements.

Review, Approval or Ratification of Transactions with Related Persons

We expect that our Board of Directors will adopt procedures for the review of any transactions and relationships in which we and any of our directors, nominees for director or executive officers, or any of their immediate family members, are participants, to determine whether any of these individuals have a direct or indirect material interest in any such transaction. We expect that we will develop and implement processes and controls to obtain information from the directors and executive officers about related person transactions, and for determining, based on the facts and circumstances, whether a related person has a direct or indirect material interest in any such transaction. Transactions that are determined to be directly or indirectly material to a related person will be disclosed by us as required. Pursuant to these processes, we expect that all directors and executive officers will annually complete, sign and submit a Director and Executive Officer Questionnaire designed to identify related person transactions and both actual and potential conflicts of interest.

As described above, we expect that the Board of Directors will adopt one or more codes of ethics applicable to our directors and executive officers that will prohibit directors and executive officers from entering into transactions, or having any relationships, that would result in a conflict of interest with us. If an actual or potential conflict of interest affects a director or an executive officer, he or she is required to immediately disclose all the relevant facts and circumstances so that a determination can be made whether a conflict exists, and, if so, the appropriate resolution. Any waivers of the codes of ethics for directors and executive officers will only be granted by the Board of Directors.

OWNERSHIP OF COMMON STOCK BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date of this information statement, all of the outstanding shares of Kontoor Brands common stock are owned by VF. After the Separation, VF will not directly or indirectly own any of our common stock. The following tables provide information with respect to the expected beneficial ownership of Kontoor Brands common stock by (1) each person who is known by us who we believe will be a beneficial owner of more than 5% of Kontoor Brands outstanding common stock immediately after the Distribution (assuming they maintain such ownership positions when the Distribution occurs) based on current publicly available information, (2) each identified director of Kontoor Brands, (3) each NEO and (4) all identified Kontoor Brands executive officers and directors as a group. We based the share amounts on each person’s beneficial ownership of VF common stock as of the close of business on March 30, 2019 and applying the distribution ratio of one share of our common stock for every seven shares of VF common stock held as of the record date for the Distribution, unless we indicate some other date or basis for the share amounts in the applicable footnotes.

Except as otherwise noted in the footnotes below, each person or entity identified below is expected to have sole voting and investment power with respect to such securities. Following the Separation, Kontoor Brands will have outstanding an aggregate of approximately 56,639,978 shares of common stock based upon approximately 396,479,843 shares of VF common stock outstanding on April 26, 2019, excluding restricted shares and assuming no exercise of VF stock options, and applying the distribution ratio of one share of our common stock for every seven shares of VF common stock.

To the extent our directors and executive officers own VF common stock at the record date for the Distribution, they will participate in the Distribution on the same terms as other holders of VF common stock.

The number of shares beneficially owned by each shareholder, director or officer is determined according to the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose.

Holdings of Certain Beneficial Owners

As of the date of this information statement, all of the outstanding shares of Kontoor Brands common stock are owned by VF. The following table sets forth information regarding each shareholder who is expected to beneficially own more than 5% of our common stock immediately following the Separation. The table is based upon an assumption that, for every seven shares of VF common stock held by such persons, they will receive one share of Kontoor Brands common stock:

Name of Beneficial Owner	Amount of Beneficial Ownership (1)	Percent of Class
Trusts under Deeds of Trust dated August 21, 1951 (2,3,4)	4,963,565	8.76%
Trust under Will of John E. Barbey, deceased (2,3,4)	4,776,115	8.43%

Total	9,739,680	17.20%
The Vanguard Group (5)	3,951,466	6.98%
BlackRock, Inc. (6)	3,466,861	6.12%

(1)

None of the shares in this column is known to be a share with respect to which any of the listed owners has the right to acquire beneficial ownership, as specified in Rule 13d-3(d)(1) under the Exchange Act.

(2)

Juliana L. Chugg and Clarence Otis, Jr., who are members of the VF Board of Directors, and PNC Bank, N.A. act as the trustees under the Deeds of Trust dated August 21, 1951 and under the Will of John E. Barbey (the “Trusts”). Because neither the individual trustees nor PNC Bank, N.A. separately controls the decision-making of the trustees, the parties serving as trustees are not deemed to separately beneficially own the trust shares and are not deemed to share voting or dispositive power over the trust shares. The address of the trustees is PNC Bank, N.A., P.O. Box 7648, Philadelphia, Pennsylvania 19101.

(3)

Present life tenants and remaindermen under the Deeds of Trust and the Will are various. All present life tenants and all or most future life tenants and/or remaindermen under the Deeds of Trust are, or will be, descendants of John E. Barbey. No individual life tenant or remainderman may, within 60 days, attain beneficial ownership, as specified in Rule 13d-3(d)(1) under the Exchange Act, which exceeds 5% of the outstanding shares.

(4)

Including shares in the above table, PNC Bank, N.A. and its affiliates held a total of 68,408,136 shares of VF common stock in various trust and agency accounts based on a Schedule 13G/A filed with the Securities and Exchange Commission on February 1, 2019 reporting beneficial ownership at December 31, 2018. As to all such VF shares, the Bank and its affiliates reported having sole voting power over 226,402 shares, shared voting power over 68,177,765 shares, sole dispositive power over 140,543 shares and shared dispositive power over 68,246,931 shares.

(5)

The information in the above table concerning The Vanguard Group (“Vanguard”) was obtained from a Schedule 13G/A filed with the Securities and Exchange Commission on February 11, 2019 reporting beneficial ownership at December 31, 2018. Vanguard reported having sole voting power over 397,784 VF shares, shared voting power over 93,045 VF shares, sole dispositive power over 27,178,577 VF shares and shared dispositive power over 481,688 VF shares. Vanguard’s address is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

(6)

The information in the above table concerning BlackRock, Inc. (“BlackRock”) was obtained from a Schedule 13G filed with the Securities and Exchange Commission by BlackRock on February 6, 2019 reporting beneficial ownership at December 31, 2018. BlackRock reported having sole voting power over 20,936,380 VF shares and sole dispositive power over 24,268,033 VF shares. BlackRock’s address is 55 East 52nd Street, New York, NY 10055.

Holdings of Directors and Executive Officers

As of the date of this information statement, all of the outstanding shares of Kontoor Brands common stock are owned by VF. The following table sets forth the number of shares of our common stock beneficially owned, based on the presentation previously described, as of March 30, 2019 by each of the identified directors of Kontoor Brands, NEOs in the Summary Compensation Table in “Compensation Discussion and Analysis” and all identified Kontoor Brands executive officers and directors as a group. The table is based upon an assumption that, for every seven shares of VF stock held by such person, they will receive one share of Kontoor Brands common stock.

For purposes of this table, shares are considered to be “beneficially” owned if the person, directly or indirectly, has sole or shared voting or investment power with respect to such shares. In addition, a person is deemed to beneficially own shares if that person has the right to acquire such shares within 60 days of                 , 2019. No executive officer or director holds any class of equity securities other than VF common stock or VF equity awards that may give them the right to acquire beneficial ownership of VF common stock, and it is not expected that any of them will own any class of equity securities of Kontoor Brands other than common stock following the Distribution.

Name	Personal with Full Voting and Investment Power (1)(2)	Personal as Beneficiary of Trusts (3)	Voting and Investment Power Only (4)	Options Exercisable Within 60 Days	Total	Percentage of Outstanding (If Greater Than 1%)
Scott H. Baxter	15,933	8,661	0	24,327	48,921	—
Rustin Welton	0	0	0	3,289	3,289	—
Thomas E. Waldron	190	0	0	2,397	2,587	—
Christopher Waldeck	0	0	0	814	814	—
Robert K. Shearer	13,724	0	0	0	13,724	—
Richard T. Carucci	6,890	0	0	9,315	16,205	—
Juliana L. Chugg	5,625	0	9,739,680	9,315	9,754,620	17.22%
Kathleen S. Barclay	0	0	0	0	0	—
Shelley Stewart, Jr.	0	0	0	0	0	—
All executive officers and directors (10 persons)	42,362	8,661	9,739,680	49,457	9,840,160	17.37%

(1)

Includes (a) 380 shares held by Mr. Baxter’s son as to which he has shared voting power but no dispositive power and (b) 954 shares held by Ms. Chugg’s spouse as to which she has shared voting power but no dispositive power.

(2)

Excludes restricted stock awards and dividends that have been accrued as part of dividend reinvestment in the amount of 41,437 shares for Mr. Baxter, 13,215 shares for Mr. Welton, 10,594 shares for Mr. Waldron, 8,604 shares for Mr. Waldeck and 79,956 shares for all executive officers and directors as a group.

(3)	Includes 8,661 shares held by Mr. Baxter in grantor retained annuity trusts.
(4)

Ms. Chugg, with Mr. Otis and PNC Bank, N.A., act as the trustees under the Trusts, which together are deemed to beneficially own 9,739,680 shares (the “Trust Shares”). See “Holdings of Certain Beneficial Owners” above. However, because neither the individual trustees nor PNC Bank, N.A. separately control the decision-making of the trustees, the individuals serving as trustees are not deemed to separately beneficially own the Trust Shares and are not deemed to share voting or dispositive power over the Trust Shares.

DESCRIPTION OF MATERIAL INDEBTEDNESS

In connection with the Separation, we expect to enter into the Credit Agreement described below. We currently anticipate that the net cash proceeds from these borrowings will be used to directly or indirectly fund a cash transfer to members of VF’s group upon the Separation, with the remaining net proceeds to be held by Kontoor Brands in order to pay related fees and expenses and for general corporate purposes.

Credit Agreement

Immediately prior to the consummation of the Separation, Kontoor Brands and its wholly-owned subsidiary Lee Wrangler International Sagl are expected to enter into a credit agreement (the “Credit Agreement”) with respect to $1.55 billion in senior secured credit facilities.

The terms described below are based on the term sheet provided in connection with the syndication of the Credit Agreement, and are subject to change. We can provide no assurance that we will enter into the Credit Agreement on these terms, or at all.

The Credit Agreement is expected to consist of a senior secured five-year $750 million term loan A facility (the “Term Loan A Facility”), a senior secured seven-year $300 million term loan B facility (the “Term Loan B Facility”) and a $500 million five-year senior secured revolving credit facility (the “Revolving Credit Facility”) (collectively, the “Credit Facilities”) with the lenders and agents party thereto.

The Credit Facilities will be subject to an interest rate, at our option, of either (a) the administrative agent’s Alternate Base Rate (“ABR” to be defined in the Credit Agreement) or (b) the London Interbank Offered Rate (the “Eurodollar Rate” to be defined in the Credit Agreement) (“LIBOR”), in each case, plus an applicable margin. In addition, the Credit Agreement will require payment of additional interest on certain overdue obligations on terms and conditions customary for financings of this type. The interest rate period with respect to LIBOR interest rate options will be set at one-, two-, three-, or six-months as selected by us in accordance with the terms of the Credit Agreement (or other period as may be agreed by the applicable lenders), but payable no less than quarterly. We may elect to change the selected interest rate over the term of the Credit Facilities in accordance with the provisions of the Credit Agreement.

The applicable interest rate margins for the Term Loan B Facility will be set forth in the Credit Agreement at per annum rates for LIBOR loans and ABR loans. The applicable interest rate margins for the Term Loan A Facility and the Revolving Credit Facility will increase or decrease from time to time between per annum rates to be set forth in the Credit Agreement for LIBOR loans and ABR loans, in each case based upon changes to our consolidated net leverage ratio or corporate rating, as applicable. Accordingly, the interest rates for the Credit Facilities will fluctuate during the term of the Credit Agreement based on changes in the ABR, LIBOR or future changes in our consolidated net leverage ratio or corporate rating, as applicable. The Credit Agreement will contain customary provisions permitting the administrative agent and Kontoor Brands to select an alternate rate of interest to the extent LIBOR ceases (or is expected to cease) to be published and also require that we pay certain facility fees on the aggregate commitments under the Revolving Credit Facility and certain letter of credit issuance and fronting fees.

Letters of credit will be available for issuance under the Credit Agreement on terms and conditions customary for financings of this type, which issuances will reduce availability under the Revolving Credit Facility.

We will be obligated to make quarterly principal payments throughout the term of the Term Loan A Facility and the Term Loan B Facility according to the amortization provisions in the Credit Agreement, as such payments may be reduced from time to time in accordance with the terms of the Credit Agreement as a result of the application of loan prepayments made by us, if any, prior to the scheduled date of payment thereof.

Borrowings under the Credit Agreement will be prepayable at our option without premium or penalty, subject to customary increased cost provisions and, solely in the case of the Term Loan B Facility, a prepayment premium of 1.00% if certain repricing events occur on or prior to the date that is expected to be six months after the closing of the Credit Agreement. We may request that all or a portion of the Credit Facilities be converted to extend the scheduled maturity date(s) with respect to all or a portion of any principal amount of such Credit Facilities under certain conditions customary for financings of this type. The Credit Agreement will also contain certain mandatory prepayment provisions in the event that we receive net cash proceeds from certain non-ordinary course asset sales, casualty events and debt offerings and, solely in the case of the Term Loan B Facility, from excess cash flow, in each case subject to terms and conditions customary for financings of this type.

The Credit Agreement will contain certain affirmative and negative covenants customary for financings of this type that, among other things, limit our and our subsidiaries’ ability to incur additional indebtedness or liens, to dispose of assets, to make certain fundamental changes, to designate subsidiaries as unrestricted, to make certain investments, to prepay certain indebtedness and to pay dividends, or to make other distributions or redemptions/repurchases, in respect of our and our subsidiaries’ equity interests. In addition, the Credit Agreement will require that we maintain, for the Term Loan A Facility, Term Loan B Facility and the Revolving Facility, a consolidated net leverage ratio (with certain caps on netting of foreign cash but no caps for netting domestic cash) expected to be set at not greater than 4.00 to 1.00 (with up to two step ups to 4.50:1.00 for a period of 4 consecutive fiscal quarters following any material acquisitions) and for the Term Loan A Facility and the Revolving Facility, a minimum consolidated interest coverage ratio expected to be set at 3.00 to 1.00. The Credit Agreement will also contain events of default customary for financings of this type, including certain customary change of control events.

We expect that the borrowers under the Credit Agreement will comprise Kontoor Brands and its wholly-owned Swiss-organized subsidiary, Lee Wrangler International Sagl. Additional subsidiaries of Kontoor Brands may be added as co-borrowers or guarantors under the Credit Agreement from time to time on the terms and conditions to be set forth in the Credit Agreement. The obligations of each borrower under the Credit Agreement will be jointly and severally guaranteed by each other domestic borrower and by certain of our existing and future direct and indirect wholly owned material domestic subsidiaries, subject to certain exceptions customary for financings of this type. All obligations of the borrowers and the guarantors will be secured by substantially any assets of such domestic borrowers and guarantors (subject to exceptions) provided that the Credit Agreement will contain provisions pursuant to which, based upon our achievement of certain corporate credit ratings and so long as we have no outstanding indebtedness guaranteed by the guarantors and secured by the collateral (other than the Term Loan A Facility or Revolving Credit Facility), our obligation to provide guarantees and collateral to secure the Credit Facilities, will be suspended (but may be subject to reinstatement).

DESCRIPTION OF CAPITAL STOCK

Our articles of incorporation and bylaws will be amended and restated prior to the Separation. The following descriptions are summaries of the material terms of our capital stock based on the applicable provisions of North Carolina Law and our amended and restated articles of incorporation and our amended and restated bylaws that will be in effect at the time of the Separation. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the applicable provisions of North Carolina Law or of our amended and restated articles of incorporation or our amended and restated bylaws to be in effect at the time of the Separation. The summary is qualified in its entirety by reference to our amended and restated articles of incorporation and our amended and restated bylaws, which we recommend that you read (along with the applicable provisions of North Carolina Law) for additional information on our capital stock as of the time of the Separation. The amended and restated articles of incorporation and the amended and restated bylaws to be in effect at the time of the Separation will be included as exhibits to the registration statement on Form 10, of which this information statement forms a part, in a subsequent amendment.

General

Upon completion of the Separation, we will be authorized to issue 600,000,000 shares of common stock, no par value, and 90,000,000 shares of preferred stock, no par value. Our Board of Directors may authorize the issuance of one or more series of preferred stock and establish, among other things, the rights, preferences and privileges of any such series of preferred stock from time to time without shareholder approval.

Common Stock

Common stock outstanding. Upon completion of the Separation, we expect there will be approximately 56,639,978 shares of our common stock outstanding, to be held of record by shareholders based upon approximately 396,479,843 shares of VF common stock outstanding (excluding restricted shares) as of April 26, 2019, applying the distribution ratio of one share of our common stock for every seven shares of VF common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of the Distribution will be fully paid and non-assessable.

Voting rights. The holders of common stock will be entitled to one vote per share on all matters to be voted on by shareholders. Generally, all matters to be voted on by shareholders must be approved by a majority of the votes entitled to be cast by the holders of common stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any preferred stock. Directors will be elected by a majority vote, except that if the number of nominees in any given election exceeds the number of directors to be elected, the directors will be elected by the vote of a plurality of the shares represented in person or by proxy and entitled to vote on the election of directors.

Dividends. Subject to the preferences that may be applicable to any outstanding preferred stock issued after the Distribution, the holders of common stock will be entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available for that purpose. See “Dividend Policy.”

Rights upon liquidation. In the event of a liquidation, dissolution or winding up of our company, the holders of common stock will be entitled to share ratably in all assets remaining after payment of, or provisions for, liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Other rights. The holders of our common stock will have no preemptive or conversion rights or other subscription rights. There will be no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that our Board of Directors may authorize and issue in the future.

Preferred Stock

Our Board of Directors will have the authority to issue, without further vote or action by our shareholders, preferred stock in one or more series. Subject to the limitations prescribed by North Carolina Law and our amended and restated articles of incorporation, our Board of Directors may fix the designations, powers, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series.

The issuance of preferred stock could adversely affect the voting power of the holders of the common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Kontoor Brands without further action by our shareholders and may adversely affect the voting and other rights of the holders of common stock. At present, Kontoor Brands has no plans to issue any of the preferred stock.

Election and Removal of Directors

We expect that our Board of Directors will initially consist of six directors, and thereafter, the number of directors will be fixed exclusively by one or more resolutions adopted from time to time solely by the affirmative vote of a majority of the Board of Directors. Each director shall be elected by the vote of the majority of the votes cast with respect to the director at any meeting of the shareholders called for the purpose of the election of directors at which a quorum is present, except that if as of a date that is ten days in advance of the date the Corporation files its definitive proxy statement with the SEC the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote in the election of directors generally. The Board of Directors or a committee of the Board of Directors shall not nominate for election or reelection as a director any candidate who has not agreed to tender, promptly following the meeting at which such director is elected or reelected as a director, an irrevocable resignation that will be effective upon (a) the failure of such director to receive the number of votes required for reelection at the next annual meeting of shareholders at which such director stands for reelection, and (b) the acceptance of such director’s resignation by the Board of Directors.

Prior to the annual meeting of shareholders held in 2023, no director will be removable by the shareholders except for cause, and directors may be removed for cause only by an affirmative vote of 80% of the total voting power of outstanding securities generally entitled to vote in the election of directors. After the annual meeting of shareholders held in 2023, directors will be removable, with or without cause, only by the affirmative vote of 80% of the total voting power of outstanding securities generally entitled to vote in the election of directors. Any vacancy occurring on the Board of Directors and any newly created directorship may be filled only by a majority of the remaining directors in office (although less than a quorum) or by the sole remaining director.

Board of Directors

Our Board of Directors will initially be classified and will transition to an annually elected board through a gradual phase-out that will take place over the first four years after completion of the Separation with the classification of our Board of Directors ending in 2023. Our Board of Directors will initially be divided into three classes, each of roughly equal size. The Directors designated as Class I Directors will have terms expiring at the annual meeting of shareholders in 2020, which will be the first annual meeting of shareholders following the Separation; the Directors designated as Class II Directors will have terms expiring at the annual meeting of shareholders in 2021; and the Directors designated as Class III Directors will have terms expiring at the annual meeting of shareholders in 2022. Directors elected at the annual meetings of shareholders held in 2020, 2021 and 2022 will be elected for a term expiring at the annual meeting of shareholders in 2023. Beginning with the 2023 annual meeting and continuing thereafter, directors will be elected for a term expiring at the next annual meeting of shareholders. Before the phase-out, the classification of our Board of Directors could have the effect of increasing the length of time necessary to change the composition of a majority of the Board of Directors. In general, prior to 2023, at least two annual meetings of shareholders will be necessary for shareholders to effect a change in a majority of the members of the Board of Directors. See “Management—Board of Directors Following the Separation.”

Limits on Shareholder Action by Written Consent

Our amended and restated articles of incorporation and amended and restated bylaws will provide that holders of our common stock will not be able to act by written consent without a shareholder meeting.

Shareholder Meetings

Our amended and restated articles of incorporation and amended and restated bylaws will provide that special meetings of the shareholders may be called only by the Chairman of the Board of Directors or by the Board of Directors acting pursuant to a resolution adopted by the majority of the Board of Directors.

Amendment of Articles of Incorporation

The affirmative vote of holders of at least 80% of the voting power of our outstanding shares of stock will generally be required to amend the provisions of our articles of incorporation.

Amendment of Bylaws

Our amended and restated bylaws will generally be subject to alteration, amendment or repeal, and new bylaws may be adopted, with:

•	The affirmative vote of a majority of the whole Board of Directors; or

•	The affirmative vote of holders of 80% of the total voting power of our outstanding securities entitled to vote on the proposed bylaw change or adoption, voting together as a single class.

Requirements for Advance Notification of Shareholder Nomination and Proposals

Under our amended and restated bylaws, shareholders of record will be able to nominate persons for election to our Board of Directors or bring other business constituting a proper matter for shareholder action only by providing proper notice to our secretary. Proper notice must be generally received not less 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year (or, in the case of the first annual meeting, not less than 90 days nor more than 120 days prior to such meeting); provided, however, that in the event that the date of the annual meeting is advanced by more than 30 days prior to such anniversary or delayed more than 70 days after such anniversary, then to be timely, such notice must be received no earlier than 120 days prior to such annual meeting and no later than the later of 70 days prior to the date of the meeting or the 10th day following the day on which announcement of the date of the meeting was first made. The notice must include, among other information, the name and address of the shareholder giving the notice, information about the shareholder’s ownership of securities in the company, certain information relating to each person whom such shareholder proposes to nominate for election as a director and a brief description of any business such shareholder proposes to bring before the meeting and the reason for bringing such proposal.

Limitation of Liability of Directors and Officers

Our amended and restated articles of incorporation provide that no director will be personally liable to us or our shareholders for monetary damages for breach of any duty as a director, except as required by applicable law, as in effect from time to time. Currently, North Carolina Law requires that personal liability be imposed on directors only for the following:

•	Any act or omission that the director at the time of such breach knew or believed was clearly in conflict with our best interest;

•	The authorization of unlawful distributions as provided in Section 55-8-33 of North Carolina Law; and

•	Any transaction from which the director derived an improper personal benefit.

As a result, neither we nor our shareholders have the right, including through shareholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of any duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Our amended and restated articles of incorporation will provide that, to the fullest extent permitted by North Carolina Law, we will indemnify any of our officers and directors in connection with any threatened, pending or completed action, suit or proceeding to which such person is, or is threatened to be made, a party, whether civil, criminal, administrative or investigative, arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director or officer.

We will reimburse the expenses, including attorneys’ fees, incurred by a person indemnified by this provision in connection with any proceeding, including in advance of its final disposition, to the fullest extent permitted by North Carolina Law. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

We expect to maintain insurance for our officers and directors against certain liabilities, including liabilities under the Securities Act, under insurance policies, the premiums of which will be paid by us. The effect of these will be to indemnify any of our officers or directors against expenses, judgments, attorneys’ fees and other amounts paid in settlements incurred by an officer or director arising from claims against such persons for conduct in their capacities as officers or Directors of Kontoor Brands.

The limitation of liability and indemnification provisions that will be in our amended and restated articles of incorporation may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, the indemnification provisions may adversely affect your investment to the extent that, in a class action or direct suit, we are required to pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any Kontoor Brands Directors, officers or employees for which indemnification is sought.

Forum Selection

Unless we consent in writing to the selection of an alternative forum, the North Carolina Business Court (or another state or federal court located in North Carolina, if a dispute does not qualify for designation to the North Carolina Business Court or the North Carolina Business Court otherwise lacks jurisdiction) will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Kontoor Brands, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of Kontoor Brands to Kontoor Brands or Kontoor Brands’ shareholders, (iii) any action asserting a claim arising pursuant to any provision of North Carolina Law, or (iv) any action asserting a claim relating to the internal affairs doctrine. If an action described in the preceding sentence is filed in a court other than as specified above in the name of any shareholder, such shareholder shall be deemed to have consented to (a) personal jurisdiction before any state or federal court located in North Carolina, as appropriate, in connection with any action brought in any such court to enforce our amended and restated articles of incorporation and (b) having service of process made upon such shareholder in any such action by service upon such shareholder’s counsel in the action as agent for such shareholder.

The forum selection provision described above is intended to apply to the fullest extent permitted by law, including to actions arising under the Securities Act or the Exchange Act. However, the enforceability of forum selection provisions in the governing documents of other companies has been challenged in legal proceedings, and it is possible that a court could find our forum selection provision to be inapplicable or unenforceable with respect to actions arising under the Securities Act or the Exchange Act. Even if it is accepted that our forum selection provision applies to actions arising under the Securities Act, shareholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Anti-Takeover Effects of Some Provisions

Some of the provisions of our amended and restated articles of incorporation and amended and restated bylaws (as described above), including the shareholder approval requirements for certain business combinations (as described below), could make the following more difficult:

•	Acquisition of control of us by means of a proxy contest or otherwise, or

•	Removal of our incumbent officers and Directors.

These provisions, including our ability to issue preferred stock and the classification of our Board of Directors until 2023, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors. We believe that the benefits of increased protection will give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection will outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Shareholder Approval of Certain Business Combinations

North Carolina has two primary anti-takeover statutes, the Shareholder Protection Act and the Control Share Acquisition Act, which govern the shareholder approval required for certain business combinations. As permitted by North Carolina Law, we have opted out of both these provisions. Accordingly, we are not subject to any anti-takeover effects of the North Carolina Shareholder Protection Act or Control Share Acquisition Act. However, our amended and restated articles of incorporation require the affirmative vote of holders of at least 80% of the voting power of Kontoor Brands entitled to vote generally in the election of directors, voting together as a single class, to approve certain business combination transactions, which could have the effect of delaying or preventing a change in control of Kontoor Brands.

Distributions of Securities

Kontoor Brands was formed on November 28, 2018, and since its formation, it has not sold any securities, including sales of reacquired securities, new issues (other than to VF pursuant to Section 4(a)(2) of the Securities Act in connection with its formation, which Kontoor Brands did not register under the Securities Act because such issuance did not constitute a public offer), securities issued in exchange for property, services or other securities, and new securities resulting from the modification of outstanding securities.

Authorized But Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without your approval. We may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of Kontoor Brands by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock will be Computershare Trust Company, N.A.

Listing

Our common stock has been approved for listing on the NYSE under the ticker symbol “KTB.”

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form 10 with the SEC with respect to the shares of our common stock being distributed in the Separation as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits to the registration statement. For further information with respect to our company and our common stock, please refer to the registration statement, including its exhibits. Statements made in this information statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for the full text of the actual contract or document. You may review a copy of the registration statement, including its exhibits, at the Internet website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this information statement is not incorporated by reference into this information statement or the registration statement of which this information statement forms a part.

After the Separation, we will become subject to the information and reporting requirements of the Exchange Act, and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC. Our future filings will be available from the SEC as described above.

KONTOOR BRANDS BUSINESS OF VF CORPORATION

Index to Combined Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of VF Corporation

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of the Kontoor Brands Business of VF Corporation (the “Company”) as of December 29, 2018 and December 30, 2017 and the related combined statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 29, 2018, including the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of December 29, 2018 and December 30, 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 29, 2018 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 1 to the combined financial statements, the Company changed the manner in which it accounts for the recognition of current and deferred income taxes for intra-entry asset transfers in 2017 and the manner in which it accounts for revenues from contracts with customers in 2018.

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these combined financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

Significant Transactions with Related Parties

As discussed in Notes 1 and 20 to the combined financial statements, the Company has entered into significant transactions with VF Corporation, the Company’s parent, a related party.

/s/ PricewaterhouseCoopers LLP

Greensboro, North Carolina

March 5, 2019

We have served as the Company’s auditor since 2018.

KONTOOR BRANDS BUSINESS OF VF CORPORATION

Combined Balance Sheets

	December
	2018	2017
	(In thousands)
ASSETS
Current assets
Cash and equivalents	$96,776	$80,811
Accounts receivable, less allowance for doubtful accounts of $10,549 in 2018 and $9,230 in 2017	252,966	247,612
Due from related parties, current	547,690	221,615
Related party notes receivable	517,940	547,740
Inventories	473,812	440,297
Other current assets	52,014	34,901

Total current assets	1,941,198	1,572,976
Due from related parties, noncurrent	611	—
Property, plant and equipment, net	138,449	148,250
Intangible assets, net	53,059	57,542
Goodwill	214,516	219,288
Other assets	110,632	128,354

TOTAL ASSETS	$2,458,465	$2,126,410

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	$3,215	$4,894
Accounts payable	134,129	174,352
Due to related parties, current	16,140	35,815
Related party notes payable	269,112	269,112
Accrued liabilities	194,228	153,678

Total current liabilities	616,824	637,851
Other liabilities	118,189	128,489
Due to related parties, noncurrent	—	2,177
Commitments and contingencies

Total liabilities	735,013	768,517

Equity
Parent company investment	1,868,634	1,480,375
Accumulated other comprehensive income (loss)	(145,182)	(122,482)

Total equity	1,723,452	1,357,893

TOTAL LIABILITIES AND EQUITY	$2,458,465	$2,126,410

See notes to combined financial statements.

KONTOOR BRANDS BUSINESS OF VF CORPORATION

Combined Statements of Income

	Year Ended December
	2018	2017	2016
	(In thousands)
Net revenues (including sales to related parties of $50,962, $45,483 and $46,658 for 2018, 2017 and 2016, respectively)	$2,763,998	$2,830,106	$2,926,464
Costs and operating expenses
Cost of goods sold (including purchases from related parties of $2,078, $6,779 and $22,244 for 2018, 2017 and 2016, respectively)	1,649,435	1,658,144	1,711,319
Selling, general and administrative expenses	781,521	814,544	806,447

Total costs and operating expenses	2,430,956	2,472,688	2,517,766

Operating income	333,042	357,418	408,698
Related party interest income, net	7,738	3,372	1,470
Other interest income, net	4,567	1,721	1,909
Other expense, net	(5,269)	(3,358)	(1,590)

Income before income taxes	340,078	359,153	410,487
Income taxes	77,005	242,962	95,457

Net income	$263,073	$116,191	$315,030

See notes to combined financial statements.

KONTOOR BRANDS BUSINESS OF VF CORPORATION

Combined Statements of Comprehensive Income

	Year Ended December
	2018	2017	2016
	(In thousands)
Net income	$263,073	$116,191	$315,030
Other comprehensive (loss) income
Foreign currency translation, net of related taxes	(22,700)	25,606	(22,095)

Comprehensive income	$240,373	$141,797	$292,935

See notes to combined financial statements.

KONTOOR BRANDS BUSINESS OF VF CORPORATION

Combined Statements of Cash Flows

	Year Ended December
	2018	2017	2016
	(In thousands)
OPERATING ACTIVITIES
Net income	$263,073	$116,191	$315,030
Adjustments to reconcile net income to cash (used) provided by operating activities:
Depreciation and amortization	31,035	33,628	34,151
Stock-based compensation	14,894	13,021	9,386
Provision for doubtful accounts	6,484	4,571	3,751
Deferred income taxes	1,501	36,490	6,158
Other, net	3,790	905	(1,352)
Changes in operating assets and liabilities:
Accounts receivable	(17,743)	(36,389)	(4,636)
Inventories	(45,757)	22,069	(23,402)
Accounts payable	(37,598)	4,147	(17,241)
Income taxes	6,328	(3,308)	16,001
Accrued liabilities	53,071	5,612	20,581
Due from related parties	(326,075)	(14,523)	(32,449)
Due to related parties	(22,524)	(20,296)	(3,522)
Other assets and liabilities	(26,782)	6,483	1,496

Cash (used) provided by operating activities	(96,303)	168,601	323,952

INVESTING ACTIVITIES
Capital expenditures	(21,038)	(25,584)	(27,575)
Software purchases	(1,663)	(879)	(570)
Amounts advanced for related party notes receivable	—	(29,800)	—
Repayments received from related party notes receivable	29,800	—	102
Other, net	4,230	(1,354)	2,864

Cash provided (used) by investing activities	11,329	(57,617)	(25,179)

FINANCING ACTIVITIES
Net (decrease) increase in short-term borrowings	(915)	(256)	1,190
Amounts received from related party notes payable	—	—	52
Net transfers from (to) Parent(1)	107,246	(119,563)	(321,657)

Cash provided (used) by financing activities	106,331	(119,819)	(320,415)

Effect of foreign currency rate changes on cash and cash equivalents	(5,392)	2,798	(8,032)

Net change in cash and cash equivalents	15,965	(6,037)	(29,674)
Cash and cash equivalents—beginning of year	80,811	86,848	116,522

Cash and cash equivalents—end of year	$96,776	$80,811	$86,848

(1)	See Basis of Presentation section within Note 1.

See notes to combined financial statements.

KONTOOR BRANDS BUSINESS OF VF CORPORATION

Combined Statements of Equity

	Parent Company Investment	Accumulated Other Comprehensive Income (Loss)	Total Equity
	(In thousands)
Balance, December 2015	$1,453,715	$(125,993)	$1,327,722
Net income	315,030	—	315,030
Foreign currency translation	—	(22,095)	(22,095)
Net transfers to Parent	(227,810)	—	(227,810)

Balance, December 2016	1,540,935	(148,088)	1,392,847
Adoption of new accounting standard	(70,209)	—	(70,209)
Net income	116,191	—	116,191
Foreign currency translation	—	25,606	25,606
Net transfers to Parent	(106,542)	—	(106,542)

Balance, December 2017	1,480,375	(122,482)	1,357,893
Adoption of new accounting standard	3,047	—	3,047
Net income	263,073	—	263,073
Foreign currency translation	—	(22,700)	(22,700)
Net transfers from Parent	122,139	—	122,139

Balance, December 2018	$1,868,634	$(145,182)	$1,723,452

See notes to combined financial statements.

KONTOOR BRANDS BUSINESS OF VF CORPORATION

Notes to Combined Financial Statements

NOTE 1—BACKGROUND, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Background

On August 13, 2018, VF Corporation (“VF” or “Parent”) announced that its Board of Directors had approved a plan to spinoff its Jeanswear business, comprising its global Jeanswear-related businesses and its VF Outlet™ stores (collectively, the “Company,” “we,” “us,” or “our”), and separate into two distinct, publicly traded companies. Under the plan, VF would execute a tax-free spinoff of the Company by way of a pro-rata distribution of common stock of the Company to VF’s shareholders of record as of the spinoff transaction record date. In connection with the spinoff transaction, VF is being treated as the accounting spinnor, consistent with the legal form of the transaction. Following the spinoff transaction, the Company will operate under the name Kontoor Brands, Inc.

We expect the transaction to be completed during the Company’s second quarter of 2019, which is VF’s first quarter of Fiscal 2020. The completion of the spinoff is subject to certain conditions, including effectiveness of the appropriate filings with the Securities and Exchange Commission (“SEC”), receipt of opinions of the Tax Advisers and final approval by VF’s Board of Directors. There are no assurances as to when the planned spinoff will be completed, if at all.

Description of Business

The Company is a global denim and casual apparel company headquartered in the United States (U.S.), which also operates VF Outlet™ stores in the U.S. The Company primarily designs, produces, procures, markets and distributes apparel. The Company’s products are sold in the U.S. through mass merchants, specialty stores, mid-tier and traditional department stores, Company-operated stores and online. The Company’s products are sold internationally, primarily in Europe and Asia, through department, specialty and concession retail stores, independently operated partnership stores and online. The Company’s products are marketed primarily under the Company-owned brand names of Wrangler® and Lee®. VF Outlet™ stores carry Wrangler® and Lee® branded products, as well as merchandise that is specifically purchased for sale in our stores, including products purchased from VF.

Basis of Presentation

These combined financial statements reflect the historical financial position, results of operations and cash flows of the Company for the periods presented as historically managed within VF. The combined financial statements have been derived from the consolidated financial statements and accounting records of VF and have been prepared in conformity with accounting principles generally accepted in the United States (“GAAP”). The combined financial statements may not be indicative of the Company’s future performance and do not necessarily reflect what the financial position, results of operations, and cash flows would have been had it operated as an independent company during the periods presented.

The combined statements of income include costs for certain centralized functions and programs provided and administered by VF that are charged directly to VF’s businesses, including the Company. These centralized functions and programs include, but are not limited to, information technology, human resources, accounting shared services, supply chain, insurance, and the service cost component of net periodic pension costs. During the years ended December 2018, 2017 and 2016, $106.1 million, $133.1 million and $119.7 million, respectively, of such costs were directly charged to the Company and were included in cost of goods sold and selling, general and administrative expenses in the accompanying combined statements of income.

In addition, for purposes of preparing these combined financial statements on a “carve-out” basis, we have allocated a portion of VF’s total corporate expenses to the Company. These expense allocations include the cost of corporate functions and resources provided by or administered by VF including, but not limited to, executive management, finance, accounting, legal, human resources, and the related benefit costs associated with such functions, such as stock-based compensation. Allocations also include the cost of VF’s Greensboro, North Carolina corporate headquarters. During the years ended December 2018, 2017 and 2016, the Company was allocated $29.0 million, $32.9 million and $28.7 million, respectively, of such corporate expenses, which were included within selling, general and administrative expenses in the combined statements of income. The Company was also allocated a benefit of $5.1 million in 2018, a benefit of $0.2 million in 2017 and expense of $15.4 million in 2016 for the non-service components of net periodic pension costs, which were included in selling, general and administrative expenses in the combined statements of income. In addition, the Company was allocated $3.5 million and $1.2 million for the Company’s portion of curtailment and pension settlement charges, respectively, in 2018, and $21.5 million for the Company’s portion of a pension settlement charge in 2016 recorded by VF. The curtailment and settlement charges were included in selling, general and administrative expenses. See Note 11 for additional information.

Costs were allocated to the Company based on direct usage when identifiable or, when not directly identifiable, on the basis of proportional net revenues, cost of goods sold or square footage, as applicable. Management considers the basis on which the expenses have been allocated to reasonably reflect the utilization of services provided to, or the benefit received by, the Company during the periods presented. However, the allocations may not reflect the expenses the Company would have incurred if the Company had been a standalone company for the periods presented. Actual costs that may have been incurred if the Company had been a standalone company would depend on a number of factors, including the organizational structure, whether functions were outsourced or performed by employees, and strategic decisions made in areas such as information technology and infrastructure. Going forward, the Company may perform these functions using its own resources or outsourced services. For a period following the planned separation, however, some of these functions will continue to be provided by VF under a transition services agreement. Additionally, the Company may provide some services to VF under a transition services agreement. The Company may also enter into certain commercial arrangements with VF in connection with the planned separation.

VF utilizes a centralized approach to cash management and financing its operations. The cash and equivalents held by VF at the corporate level are not specifically identifiable to the Company and therefore have not been reflected in the Company’s combined balance sheets. Cash transfers between VF and the Company are accounted for through Parent company investment. Cash and equivalents in the combined balance sheets represent cash and equivalents held by legal entities that will be transferred to the Company or amounts otherwise attributable to the Company.

The combined financial statements include certain assets and liabilities that have historically been held at the VF corporate level but are specifically identifiable or otherwise attributable to the Company. VF’s third-party long-term debt and the related interest expense have not been allocated to the Company for any of the periods presented as the Company was not the legal obligor of such debt.

In 2019, VF decided to cease its operations in Argentina, including those of the Company. VF will retain all assets and liabilities of the Company’s operations in Argentina. VF and the Company also decided in 2019 to exit the Company’s transportation fleet. The results of the Company’s transportation fleet and operations in Argentina, and related assets and liabilities, are included in the combined financial statements.

All intracompany transactions have been eliminated. All transactions between the Company and VF have been included in these combined financial statements. For those transactions between the Company and VF that are historically settled in cash, the Company has reflected such balances in the combined balance sheets as due from related parties or due to related parties. The aggregate net effect of transactions between the Company and VF that are not historically settled in cash has been reflected in the combined balance sheets as Parent company investment and in the combined statements of cash flows as net transfers to Parent.

Fiscal Year

The Company operates and reports using a 52/53 week fiscal year ending on the Saturday closest to December 31 of each year. All references to “2018,” “2017” and “2016” relate to the 52-week fiscal years ended December 29, 2018, December 30, 2017 and December 31, 2016, respectively. Certain foreign subsidiaries report using a December 31 year-end due to local statutory requirements.

Use of Estimates

In preparing the combined financial statements in accordance with GAAP, management makes estimates and assumptions that affect amounts reported in the combined financial statements and accompanying notes. Actual results may differ from those estimates.

Foreign Currency Translation and Transactions

The financial statements of most foreign subsidiaries are measured using the foreign currency as the functional currency. Assets and liabilities denominated in a foreign currency are translated into U.S. dollars using exchange rates in effect at the balance sheet date, and revenues and expenses are translated at average exchange rates during the period. Resulting translation gains and losses are reported in other comprehensive income (loss) (“OCI”). Beginning July 1, 2018, the Company began accounting for Argentina as highly inflationary because the projected three-year cumulative inflation rate exceeded 100%.

Foreign currency transactions are denominated in a currency other than the functional currency of a particular subsidiary. These transactions generally result in receivables or payables that are fixed in the foreign currency. Transaction gains or losses arise when exchange rate fluctuations either increase or decrease the functional currency cash flows from the originally recorded transaction. As discussed in Note 20, the Company enters into contracts with VF to manage foreign currency risk on certain of these transactions. Foreign currency transaction gains and losses reported in the combined statements of income, net of the related hedging gains and losses, were a loss of $3.4 million in 2018, loss of $0.8 million in 2017 and a gain of $3.8 million in 2016.

Cash and Equivalents

Cash and equivalents are demand deposits, receivables from third-party credit card processors, and highly liquid investments that mature within three months of their purchase dates. Cash equivalents totaling $24.2 million and $30.1 million at December 2018 and 2017, respectively, consist of money market funds and short-term time deposits.

Accounts Receivable

Upon adoption of the new revenue recognition accounting standard in 2018 (see Recently Adopted Accounting Standards section below), trade accounts receivable are recorded at invoiced amounts, less contractual allowances for trade terms, sales incentive programs and discounts. Prior to the adoption of the new revenue recognition accounting standard, trade accounts receivable were recorded at invoiced amounts, less estimated allowances for trade terms, sales incentive programs, discounts, markdowns, chargebacks and returns as discussed in the Revenue Recognition section below. Royalty receivables are recorded at amounts earned based on the licensees’ sales of licensed products, subject in some cases to contractual minimum royalties due from individual licensees.

	2018	2017
	(In thousands)
Trade	$253,047	$239,549
Royalty and other	10,468	17,293

Total accounts receivable	263,515	256,842
Less allowance for doubtful accounts	10,549	9,230

	$252,966	$247,612

The Company maintains an allowance for doubtful accounts for estimated losses that will result from the inability of customers and licensees to make required payments. The allowance is determined based on review of specific customer accounts where collection is doubtful, as well as an assessment of the collectability of total receivables considering the aging of balances, historical and anticipated trends, and current economic conditions. All accounts are subject to ongoing review of ultimate collectability. Receivables are written off against the allowance when it is probable the amounts will not be recovered. The following provides changes in our allowance for doubtful accounts in 2018, 2017 and 2016.

	2018	2017	2016
	(In thousands)
Balance at beginning of year	$9,230	$5,176	$4,849
Allowance provided	7,025	4,571	3,751
Deductions including write offs, recoveries, and foreign currency effects	(5,706)	(517)	(3,424)

Balance at end of year	$10,549	$9,230	$5,176

Sale of Accounts Receivable

VF has an agreement with a financial institution to sell selected trade accounts receivable on a recurring, nonrecourse basis. This agreement was amended in August 2018 to permit up to $377.5 million of VF’s accounts receivable to be sold to the financial institution and remain outstanding at any point in time, compared to the $367.5 million limit in place at December 2017. The Company has a separate agreement with VF, pursuant to which the Company’s trade accounts receivable are sold as part of this program. The Company does not retain any interests in the sold accounts receivable but continues to service and collect outstanding accounts receivable on behalf of VF.

The Company removes the sold balances from accounts receivable in the combined balance sheet at the time of sale. The amount due from VF for these sales is separately recorded in due from related parties in the combined balance sheet, as VF periodically remits cash to the Company for these sales. See Note 20 for disclosures of related party balances.

During 2018, 2017 and 2016, the Company sold total accounts receivable to VF of $1,057.0 million, $1,101.1 million and $1,177.8 million, respectively. As of December 2018 and 2017, $544.9 million and $221.6 million, respectively, of the sold accounts receivable had been removed from accounts receivable and reflected in due from related parties in the combined balance sheet.

The Company’s portion of the funding fee charged by the financial institution is included in other expense, net in the combined statements of income, and was $5.1 million in 2018, $3.6 million in 2017 and $3.0 million in 2016. Net proceeds of this program are classified in operating activities in the combined statements of cash flows.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined on the first-in, first-out method and is net of discounts or rebates received from vendors.

Long-lived Assets, Including Intangible Assets and Goodwill

Property, plant and equipment, intangible assets and goodwill are initially recorded at cost. The Company capitalizes improvements to property, plant and equipment that substantially extend the useful life of the asset, and interest cost incurred during construction of major assets. Repair and maintenance costs are expensed as incurred.

Cost for acquired intangible assets represents the fair value at acquisition date, which is generally based on the present value of expected cash flows. Trademark intangible assets represent individual acquired trademarks, some of which are registered in multiple countries. Customer relationship intangible assets are based on the value of relationships with wholesale customers in place at the time of acquisition.

Goodwill represents the excess of cost of an acquired business over the fair value of net tangible assets and identifiable intangible assets acquired. Goodwill is assigned at the reporting unit level.

Depreciation of property, plant and equipment is computed using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 10 years for machinery and equipment and up to 40 years for buildings. Amortization expense for leasehold improvements is recognized over the shorter of their estimated useful lives or the lease terms, and is included in depreciation and amortization expense.

Intangible assets determined to have indefinite lives, consisting of major trademarks and trade names, are not amortized. Other intangible assets include customer relationships and trademarks determined to have a finite life, and are amortized over their estimated useful lives ranging from 15 to 16 years. Amortization of other intangible assets is computed using straight-line or accelerated methods consistent with the timing of the expected benefits to be received.

Depreciation and amortization expense related to producing or otherwise obtaining finished goods inventories is included in cost of goods sold, and all other depreciation and amortization expense is included in selling, general and administrative expenses.

The Company’s policy is to review property, plant and equipment and amortizable intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or asset group may not be recoverable. If forecasted undiscounted cash flows to be generated by the asset are not expected to recover the asset’s carrying value, the estimated fair value of the asset is calculated and an impairment charge is recorded if the asset’s carrying value exceeds its estimated fair value.

The Company’s policy is to evaluate indefinite-lived intangible assets and goodwill for possible impairment as of the beginning of the fourth quarter of each year, or whenever events or changes in circumstances indicate that the fair value of such assets may be below their carrying value. The Company may first assess qualitative factors as a basis for determining whether it is necessary to perform quantitative impairment testing. If the Company determines that it is not more likely than not that the fair value of an asset or reporting unit is less than its carrying value, then no further testing is required. Otherwise, the assets must be quantitatively tested for impairment.

An indefinite-lived intangible asset is quantitatively evaluated for possible impairment by comparing the estimated fair value of the asset with its carrying value. An impairment charge is recorded if the carrying value of the asset exceeds its estimated fair value.

Goodwill is quantitatively evaluated for possible impairment by comparing the estimated fair value of a reporting unit with its carrying value, including the goodwill assigned to that reporting unit. An impairment charge is recorded if the carrying value of the reporting unit exceeds its estimated fair value.

Revenue Recognition

As discussed in the Recently Adopted Accounting Standards section below, the Company adopted the new revenue recognition accounting standard on December 31, 2017. Accordingly, revenue in 2018 is recognized when performance obligations under the terms of a contract with the customer are satisfied based on the transfer of control of promised goods or services. The transfer of control typically occurs at a point in time based on consideration of when the customer has i) an obligation to pay for, ii) physical possession of, iii) legal title to, iv)

risks and rewards of ownership of and v) accepted the goods or services. The timing of revenue recognition within the wholesale channels occurs either on shipment or delivery of goods based on contractual terms with the customer. The timing of revenue recognition in the direct-to-consumer channels generally occurs at the point of sale within Company-operated or concession retail stores and either on shipment or delivery of goods for e-commerce transactions based on contractual terms with the customer. For finished products shipped directly to customers from our suppliers, the Company’s promise to the customer is a performance obligation to provide the specified goods and the Company has discretion in establishing pricing, and thus the Company is the principal in the arrangement and revenue is recognized on a gross basis at the transaction price.

The duration of contractual arrangements with our customers in the wholesale and direct-to-consumer channels is typically less than one year. Payment terms with customers are generally between 30 and 60 days. The Company does not adjust the promised amount of consideration for the effects of a significant financing component as it is expected, at contract inception, that the period between the transfer of the promised good or service to the customer and the customer payment for the good or service will be one year or less.

The amount of revenue recognized in the wholesale and direct-to-consumer channels reflects the expected consideration to be received for providing the goods or services to the customer, which includes estimates for variable consideration. Variable consideration includes allowances for trade terms, sales incentive programs, discounts, markdowns, chargebacks and product returns. Estimates of variable consideration are determined at contract inception and reassessed at each reporting date, at a minimum, to reflect any changes in facts and circumstances. The Company utilizes the expected value method in determining its estimates of variable consideration, based on evaluations of specific product and customer circumstances, historical and anticipated trends, and current economic conditions.

Revenue from the sale of gift cards is deferred and recorded as a contract liability until the gift card is redeemed by the customer, factoring in breakage as appropriate, which considers whether the Company has a legal obligation to remit the value of the unredeemed gift card to any jurisdiction under unclaimed property regulations.

The VF Outlet™ stores maintain customer loyalty programs where customers earn rewards from qualifying purchases, which are redeemable for discounts on future purchases or other rewards. For its customer loyalty programs, the Company estimates the standalone selling price of the loyalty rewards and allocates a portion of the consideration for the sale of products to the loyalty points earned. The deferred amount is recorded as a contract liability, and is recognized as revenue when the points are redeemed or when the likelihood of redemption is remote.

The Company has elected to treat all shipping and handling activities as fulfillment costs and recognize the costs as selling, general and administrative expenses at the time the related revenue is recognized. Shipping and handling costs billed to customers are included in net revenues. Sales taxes and value added taxes collected from customers and remitted directly to governmental authorities are excluded from the transaction price.

The Company has licensing agreements for its symbolic intellectual property, most of which include minimum guaranteed royalties. Royalty income is recognized as earned over the respective license term based on the greater of minimum guarantees or the licensees’ sales of licensed products at rates specified in the licensing contracts. Royalty income related to the minimum guarantees is recognized using a measure of progress with variable amounts recognized only when the cumulative earned royalty exceeds the minimum guarantees. As of December 2018, the Company expects to recognize $44.4 million of fixed consideration related to the future minimum guarantees in effect under its licensing agreements and expects such amounts to be recognized over time through March 2023. The variable consideration is not disclosed as a remaining performance obligation as the licensing arrangements qualify for the sales-based royalty exemption. Royalty income was included in net revenues in the combined statements of income and was $32.7 million, $30.5 million and $30.4 million in 2018, 2017 and 2016, respectively.

The Company has applied the practical expedient to recognize incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that otherwise would have been recognized is one year or less.

For 2017 and 2016, prior to the adoption of the new revenue recognition accounting standard, revenue was recognized when (i) there is a contract or other arrangement of sale, (ii) the sales price is fixed or determinable, (iii) title and the risks of ownership have been transferred to the customer and (iv) collection of the receivable is reasonably assured. Sales to wholesale customers were recognized when title and the risks and rewards of ownership had passed to the customer, based on the terms of sale. E-commerce sales were generally recognized when the product had been received by the customer. Sales at the Company-operated and concession retail stores were recognized at the time products were purchased by consumers.

Revenue from the sale of gift cards was deferred until the gift card was redeemed by the customer or the Company determined that the likelihood of redemption was remote and that it did not have a legal obligation to remit the value of the unredeemed gift card to any jurisdiction under unclaimed property regulations.

The Company sponsored customer loyalty programs where customers earned rewards from qualifying purchases or activities. The Company recognized revenue when (i) rewards were redeemed by the customer, (ii) points or certificates expired or (iii) a breakage factor was applied based on historical redemption patterns.

Net revenues reflected adjustments for estimated allowances for trade terms, sales incentive programs, discounts, markdowns, chargebacks and returns. These allowances were estimated based on evaluations of specific product and customer circumstances, historical and anticipated trends and current economic conditions.

Shipping and handling costs billed to customers were included in net revenues. Sales taxes and value added taxes collected from customers and remitted directly to governmental authorities were excluded from net revenues.

Royalty income was recognized as earned based on the greater of the licensees’ sale of licensed products at rates specified in the licensing contracts or contractual minimum royalty levels.

Cost of Goods Sold

Cost of goods sold for Company-manufactured goods includes all materials, labor and overhead costs incurred in the production process. Cost of goods sold for purchased finished goods includes the purchase costs and related overhead. In both cases, overhead includes all costs related to manufacturing or purchasing finished goods, including costs of planning, purchasing, quality control, depreciation, freight, duties, royalties paid to third parties and shrinkage. Cost of goods sold also includes restructuring charges and the service cost component of net periodic pension costs related to these functions.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include costs of product development, selling, marketing and advertising, Company-operated retail stores, concession retail stores, warehousing, distribution, shipping and handling, licensing and administration. Selling, general and administrative expenses also include restructuring charges and the service cost component of net periodic pension costs related to these functions, along with the non-service components of net periodic pension costs (including settlement charges). Advertising costs are expensed as incurred and totaled $127.8 million in 2018, $137.3 million in 2017 and $131.9 million in 2016. Advertising costs include cooperative advertising payments made to the Company’s customers as reimbursement for their costs of advertising the Company’s products and totaled $7.2 million in 2018, $9.4 million in 2017 and $10.8 million in 2016. Shipping and handling costs for delivery of products to customers totaled $59.7 million in 2018, $56.4 million in 2017 and $54.2 million in 2016. Expenses related to royalty income were $1.3 million in 2018, $1.8 million in 2017 and $2.1 million in 2016.

Rent Expense

The Company enters into noncancelable operating leases for office space, retail stores, distribution facilities and equipment. Leases for real estate typically have initial terms ranging from 1 to 10 years, generally with renewal options. Leases for equipment typically have initial terms ranging from 1 to 10 years. Most leases have fixed rentals, with many of the real estate leases requiring additional payments for real estate taxes and occupancy-related costs. Contingent rent is owed when sales at individual retail store locations exceed a stated base amount, and is recognized when the liability is probable. Rent expense for leases having rent holidays, landlord incentives or scheduled rent increases is recorded on a straight-line basis over the lease term beginning with the earlier of the lease commencement date or the date the Company takes possession or control of the leased premises. The amount of the excess straight-line rent expense over scheduled payments is recorded as a deferred liability.

Self-insurance

VF is self-insured for a significant portion of its employee medical, workers’ compensation, vehicle, property and general liability exposures and records an accrual for its retained liability. VF’s businesses, including the Company, are charged directly for their estimated share of the cost of these self-insured programs, and the Company’s share of the cost is included in the combined statements of income. The Company’s estimated share of VF’s retained liability for these programs has been reflected in the combined balance sheets within accrued liabilities.

Stock-Based Compensation

Certain Company employees participate in the stock-based compensation plan sponsored by VF. VF’s stock-based compensation awards consist of stock options, restricted stock units, and restricted stock, and are based on VF’s common shares. As such, the awards to Company employees are reflected in Parent company investment within the combined statements of equity at the time they are expensed. Compensation costs for all awards expected to vest are recognized over the shorter of the requisite service period or the vesting period and are included in costs of goods sold and selling, general and administrative expenses in the combined statements of income. The combined statements of income also include an allocation of VF’s corporate and shared employee stock-based compensation expenses. See Note 13 for additional information.

Pension Benefits

Certain Company employees participate in U.S. and international defined benefit pension plans sponsored by VF (“Shared Plans”), which include participants of other VF operations. We account for our participation in the Shared Plans as a multiemployer benefit plan. Accordingly, net periodic pension costs specifically related to Company employees have been reported in the combined statements of income, and the Company does not record an asset or liability to recognize the funded or unfunded status of the Shared Plans. See Note 11 for additional information.

Transaction Costs

The combined statement of income for 2018 includes $6.3 million of transaction costs for advisors, attorneys and other third parties directly related to the spinoff transaction. Since VF is paying for these transaction costs, no accrual has been reflected in the combined balance sheet at December 2018.

Income Taxes

The Company accounts for income taxes in accordance with Accounting Standard Codification Topic 740, Income Taxes (“ASC 740”). Income taxes as presented in the Company’s combined financial statements have been allocated in a manner that is systematic, rational, and consistent with the broad principles of ASC 740. Historically, the Company’s operations are included in the VF federal consolidated tax return, certain foreign tax returns, and certain state tax returns. For the purposes of these financial statements, the Company’s income tax provision was computed as if the Company filed separate tax returns (i.e., as if the Company had not been included in the consolidated income tax return group with its Parent). The separate return method applies ASC 740 to the combined financial statements of each member of a consolidated tax group as if the group member were a separate taxpayer. As a result, actual tax transactions included in the consolidated financial statements of VF may not be included in these combined financial statements. Further, the Company’s tax results as presented in the combined financial statements may not be reflective of the results that the Company expects to generate in the future. Also, the tax treatment of certain items reflected in the combined financial statements may not be reflected in the consolidated financial statements and tax returns of VF. It is conceivable that items such as net operating losses, other deferred taxes, uncertain tax positions and valuation allowances may exist in the combined financial statements that may or may not exist in VF’s consolidated financial statements.

Since the Company’s results are included in VF’s consolidated tax returns, payments to certain tax authorities are made by VF, and not by the Company. For tax jurisdictions where the Company is included with VF in a consolidated tax filing, the Company does not maintain taxes payable to or from VF and the payments are deemed to be settled immediately with the legal entities paying the tax in the respective tax jurisdictions through changes in Parent company investment.

Deferred income tax assets and liabilities, as presented in the combined balance sheets, reflect the net future tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. We periodically assess whether deferred tax assets will be realized and the adequacy of deferred tax liabilities, including the results of local, state, federal or foreign statutory tax audits and changes in estimates and judgments used. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not (likelihood of more than 50%) that some portion or all of the deferred tax asset will not be realized. Accrued income taxes in the combined balance sheets includes unrecognized income tax benefits along with related interest and penalties, appropriately classified as current or noncurrent. All deferred tax assets and liabilities are classified as noncurrent in the combined balance sheets. The provision for income taxes also includes estimated interest and penalties related to uncertain tax positions.

Parent Company Investment

Parent company investment in the combined balance sheets represents VF’s historical investment in the Company, the accumulated net earnings after taxes and the net effect of the transactions with and allocations from VF. See the Basis of Presentation section above and Note 20 for additional information.

Concentration of Risks

The Company markets products to a broad customer base throughout the world. Products are sold at a range of price points through various wholesale and direct-to-consumer channels. The Company’s largest customer, a U.S.-based retailer, accounted for 32% of 2018 total revenues, and the top ten customers accounted for 53% of 2018 total revenues. Sales are generally made on an unsecured basis under customary terms that may vary by product, channel of distribution or geographic region. The Company continuously monitors the creditworthiness of its customers and has established internal policies regarding customer credit limits. The Company is not aware of any issues with respect to relationships with any of its top customers.

Legal and Other Contingencies

Management periodically assesses liabilities and contingencies in connection with legal proceedings and other claims that may arise from time to time. When it is probable that a loss has been or will be incurred, an estimate of the loss is recorded in the combined financial statements. Estimates of losses are adjusted when additional information becomes available or circumstances change. A contingent liability is disclosed when there is at least a reasonable possibility that a material loss may have been incurred. Management believes that the outcome of any outstanding or pending matters, individually and in the aggregate, will not have a material adverse effect on the combined financial statements.

Recently Adopted Accounting Standards

In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-11, “Inventory (Topic 330): Simplifying the Measurement of Inventory,” an update to the accounting guidance related to inventory that changes the measurement principle from lower of cost or market to lower of cost or net realizable value. This guidance became effective at the beginning of 2017, but did not impact the combined financial statements.

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments,” an update to the accounting guidance that addresses how certain cash receipts and cash payments are presented and classified in the statement of cash flows. This guidance became effective for the Company at the beginning of 2018 but did not impact the combined statements of cash flows.

In October 2016, the FASB issued ASU No. 2016-16, “Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory,” an update to the accounting guidance on the recognition of current and deferred income taxes for intra-entity asset transfers. The new guidance requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The Company early adopted this guidance at the beginning of 2017 using the modified retrospective method, which requires a cumulative adjustment to Parent company investment as of the beginning of the period of adoption. The cumulative adjustment to the January 1, 2017 combined balance sheet was a reduction to both other assets and Parent company investment of $70.2 million.

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash,” an update that requires restricted cash and restricted cash equivalents in the statement of cash flows to be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period amounts shown on the statements of cash flow. This guidance became effective for the Company at the beginning of 2018 but did not have a material impact to the combined statements of cash flows.

In January 2017, the FASB issued ASU No. 2017-04, “Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment,” an update that eliminates the second step from the quantitative goodwill impairment test. The single step quantitative test requires companies to compare the fair value of a reporting unit with its carrying amount and record an impairment charge for the amount that the carrying amount exceeds the fair value, up to the total amount of goodwill allocated to that reporting unit. The Company will continue to have the option of first performing a qualitative assessment to determine whether it is necessary to complete the quantitative goodwill impairment test. The Company early adopted this guidance in the fourth quarter of 2017, but it did not impact the combined financial statements.

In May 2017, the FASB issued ASU No. 2017-09, “Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting,” an update that amends the scope of modification accounting for share-based payment arrangements. This update provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting. This guidance became effective for the Company at the beginning of 2018 but did not impact the combined financial statements.

In January 2018, the FASB released guidance on the accounting for tax on the global intangible low-taxed income (“GILTI”) provisions of the Tax Cuts and Jobs Act (the “Tax Act”). The GILTI provisions impose a tax on foreign income in excess of a deemed return on tangible assets of foreign corporations. The guidance indicates that companies must make a policy decision to either record deferred taxes related to GILTI inclusions or treat any taxes on GILTI inclusions as period costs. The Company completed its analysis related to this accounting policy election and treated the taxes resulting from GILTI as a current-period expense.

In March 2018, the FASB issued ASU No. 2018-05, “Income Taxes (Topic 740): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118,” which allowed the Company to record provisional amounts in earnings for the year ended December 30, 2017 due to the complexities involved in accounting for the enactment of the Tax Act. The Company recognized the estimated income tax effects of the Tax Act in its 2017 combined financial statements in accordance with SEC Staff Accounting Bulletin No. 118 (“SAB 118”). The Company finalized the accounting for the Tax Act in 2018. Refer to Note 14 for additional income tax disclosures.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)”, a new accounting standard on revenue recognition that outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The FASB subsequently issued updates to the standard to provide additional clarification on specific topics. Collectively, the guidance is referred to as FASB Accounting Standards Codification Topic 606 (“ASC 606”). The standard prescribes a five-step approach to revenue recognition: (1) identify the contracts with the customer; (2) identify the separate performance obligations in the contracts; (3) determine the transaction price; (4) allocate the transaction price to separate performance obligations; and (5) recognize revenue when, or as, each performance obligation is satisfied. The standard also requires additional disclosures regarding the nature, amount, timing and uncertainty of revenues and cash flows arising from contracts with customers. The Company adopted this standard on December 31, 2017, utilizing the modified retrospective method and applying this approach to contracts not completed as of that date. The cumulative effect of initially applying the new standard has been recognized in retained earnings. Comparative prior period information has not been restated and continues to be reported under accounting standards in effect for those periods.

The adoption of ASC 606 resulted in a net increase of $3.0 million in the Parent company investment in the combined balance sheet as of December 31, 2017. The cumulative effect adjustment relates primarily to recognition of revenues for certain wholesale and e-commerce transactions at shipment rather than upon delivery to the customer based on our evaluation of the transfer of control of the goods.

Other effects of the adoption include presentation of allowances for sales incentive programs, discounts, markdowns, chargebacks, and returns as refund liabilities rather than as a reduction to accounts receivable and presentation of the right of return asset within other current assets rather than as a component of inventory in the combined balance sheet. Additionally, certain billings associated with the Company’s fleet services that had previously been reported as an offset to expenses are now reported as revenue in the combined statement of income. Refer to Note 2 for additional revenue disclosures.

The following tables compare amounts reported in accordance with the requirements of ASC 606 to the amounts that would have been reported had the new standard not been applied:

Condensed Combined Balance Sheet

	December 2018
	As Reported	Impact of Adoption	Balances without Adoption of ASC 606
	(In thousands)
ASSETS
Cash and equivalents	$96,776	$—	$96,776
Accounts receivable, net	252,966	(48,924)	204,042
Due from related parties, current	547,690	—	547,690
Related party notes receivable	517,940	—	517,940
Inventories	473,812	13,287	487,099
Other current assets	52,014	(13,134)	38,880

Total current assets	1,941,198	(48,771)	1,892,427
Due from related parties, noncurrent	611	—	611
Property, plant and equipment, net	138,449	—	138,449
Goodwill and intangible assets, net	267,575	—	267,575
Other assets	110,632	669	111,301

TOTAL ASSETS	$2,458,465	$(48,102)	$2,410,363

LIABILITIES AND EQUITY
Short-term borrowings	$3,215	$—	$3,215
Accounts payable	134,129	—	134,129
Due to related parties, current	16,140	—	16,140
Related party notes payable	269,112	—	269,112
Accrued liabilities	194,228	(43,761)	150,467

Total current liabilities	616,824	(43,761)	573,063
Other liabilities	118,189	(374)	117,815

Total liabilities	735,013	(44,135)	690,878
Total equity	1,723,452	(3,967)	1,719,485

TOTAL LIABILITIES AND EQUITY	$2,458,465	$(48,102)	$2,410,363

Condensed Combined Statement of Income

	Twelve Months Ended December 2018
	As Reported	Impact of Adoption	Balances without Adoption of ASC 606
	(In thousands)
Net revenues	$2,763,998	$(346)	$2,763,652
Cost of goods sold	1,649,435	(2,887)	1,646,548
Selling, general and administrative expenses	781,521	3,728	785,249

Total costs and operating expenses	2,430,956	841	2,431,797

Operating income	333,042	(1,187)	331,855
Interest income and other expense, net	7,036	—	7,036

Income before income taxes	340,078	(1,187)	338,891
Income taxes	77,005	(267)	76,738

Net income	$263,073	$(920)	$262,153

Condensed Combined Statement of Cash Flows—Operating Activities

	Twelve Months Ended December 2018
	As Reported	Impact of Adoption	Balances without Adoption of ASC 606
	(In thousands)
OPERATING ACTIVITIES
Net income	$263,073	$(920)	$262,153
Adjustments to reconcile net income to cash used by operating activities:
Depreciation and amortization	31,035	—	31,035
Other adjustments, net	26,669	—	26,669
Changes in operating assets and liabilities:
Accounts receivable	(17,743)	41,292	23,549
Inventories	(45,757)	(9,650)	(55,407)
Accounts payable	(37,598)	—	(37,598)
Income taxes	6,328	(267)	6,061
Accrued liabilities	53,071	(43,049)	10,022
Due from related parties	(326,075)	—	(326,075)
Due to related parties	(22,524)	—	(22,524)
Other assets and liabilities	(26,782)	12,594	(14,188)

Cash used by operating activities	$(96,303)	$—	$(96,303)

There was no impact to investing or financing activities within the combined statement of cash flows as a result of the adoption of ASC 606.

Recently Issued Accounting Standards

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842),” a new accounting standard on leasing. The FASB has subsequently issued updates to the standard to provide additional clarification on specific topics, including permitted transition methods. This new standard will require companies to record most leased assets and liabilities on the balance sheets, and also retains a dual model approach for assessing lease classification and recognizing expense. The new standard provides a number of optional practical expedients for transition. The Company will elect the package of practical expedients that must be taken together that allows entities to i) not reassess whether existing contracts contain leases, ii) carryforward the existing lease classification and iii) not reassess initial direct costs associated with existing leases. The Company will also elect the land easement expedient that allows entities to not evaluate land easements under the new standard at adoption if they were not previously accounted for as leases. Further, the Company will elect a short-term lease exception policy that permits not applying the recognition requirements of the standard to leases with terms of 12 months or less. A cross-functional implementation team has completed its impact analysis and expects the standard to have a material impact on the combined balance sheet related to the recognition of right-of-use assets and lease liabilities for the Company’s operating leases of real estate space. Refer to Note 16 for disclosure of future minimum lease payments under these arrangements as of December 2018. The Company does not expect the standard to have a material impact on the combined statements of income. The Company will adopt the new standard as of the beginning of the year ending December 28, 2019 (“2019”) utilizing the modified retrospective method and will recognize in equity the immaterial cumulative effect, if any, of initially applying the new standard. The effective date of the standard will be used as the date of initial application and comparative prior period financial information will not be restated.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which amends the impairment model by requiring entities to use a forward-looking approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade receivables. This guidance will be effective for the Company in the year ending January 2, 2021 (“2020”) with early adoption permitted. The Company is evaluating the impact that adopting this guidance will have on the combined financial statements.

In February 2018, the FASB issued ASU No. 2018-02, “Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income,” an update that addresses the effect of the change in the U.S. federal corporate income tax rate due to the enactment of the Tax Act on items within accumulated other comprehensive income (loss). The guidance will be effective for the Company beginning in 2019 with early adoption permitted. The Company does not expect adoption of this guidance to have a material impact on the combined financial statements.

In July 2018, the FASB issued ASU No. 2018-09, “Codification Improvements,” an update that provides technical corrections, clarifications and other improvements across a variety of accounting topics. The transition and effective date guidance is based on the facts and circumstances of each update; however, many of them will be effective for the Company beginning in 2019. The Company does not expect the adoption of this guidance to have a material impact on the combined financial statements.

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement,” an update that modifies the disclosure requirements for fair value measurements by removing, modifying or adding certain disclosures. The guidance will be effective for the Company beginning in 2020 with early adoption permitted. The Company is evaluating the impact that adopting this guidance will have on its disclosures.

In August 2018, the FASB issued ASU No. 2018-15, “Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract,” an update that aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The guidance will be effective for the Company beginning in 2020 with early adoption permitted. The Company is evaluating the impact that adopting this guidance will have on the combined financial statements.

NOTE 2—REVENUES

Performance Obligations

Disclosure is required for the aggregate transaction price allocated to performance obligations that are unsatisfied at the end of a reporting period, unless the optional practical expedients are applicable. The Company is electing the practical expedients to not disclose the transaction price allocated to remaining performance obligations for i) variable consideration related to sales-based royalty arrangements and ii) contracts with an original expected duration of one year or less.

As of December 2018, there are no arrangements with transaction price allocated to remaining performance obligations other than (i) contracts for which the Company has applied the practical expedients discussed above and (ii) fixed consideration related to future minimum guarantees discussed in Note 1.

For the twelve months ended December 2018, revenue recognized from performance obligations satisfied, or partially satisfied, in prior periods was not material.

Contract Balances

Accounts receivable represent the Company’s unconditional right to receive consideration from a customer and are recorded at net invoiced amounts, less an estimated allowance for doubtful accounts.

Contract assets are rights to consideration in exchange for goods or services that have been transferred to a customer when that right is conditional on something other than the passage of time. Once the Company has an unconditional right to consideration under a contract, amounts are invoiced and contract assets are reclassified to accounts receivable. The Company’s primary contract assets relate to sales-based royalty arrangements, which are discussed in more detail within Note 1.

Contract liabilities are recorded when a customer pays consideration, or the Company has a right to an amount of consideration that is unconditional, before the transfer of a good or service to the customer, and thus represent the Company’s obligation to transfer the good or service to the customer at a future date. The Company’s primary contract liabilities relate to gift cards, loyalty programs and sales-based royalty arrangements, which are discussed in more detail within Note 1.

The following table provides information about accounts receivable, contract assets and contract liabilities:

	December 2018	At Adoption –December 31, 2017 (a)
	(In thousands)
Accounts receivable, net	$252,966	$247,612
Contract assets (b)	2,841	118
Contract liabilities (c)	2,311	1,903

(a)	The Company adopted ASC 606 on December 31, 2017. Refer to Note 1 for additional information.
(b)	Included in other current assets in the combined balance sheets.
(c)	Included in accrued liabilities in the combined balance sheets.

During 2018, the Company recognized $1.7 million of revenue that was previously included in the contract liability balance. The changes in the contract asset and contract liability balances primarily results from the timing differences between the Company’s satisfaction of performance obligations and the customer’s payment.

Disaggregation of Revenue

The following tables disaggregate our revenues by channel and geography, which provides a meaningful depiction of how the nature, timing and uncertainty of revenues are affected by economic factors. Revenues from licensing arrangements have been included within the U.S. or Non-U.S. Wholesale channels, based on the respective region covered by the agreement. Branded Direct-to-Consumer revenues include the distribution of our products via concession retail locations internationally, Wrangler® and Lee® branded full-price stores globally and Company-owned outlet stores globally. The Branded Direct-to-Consumer channel also includes our branded products sold in our U.S.-based VF Outlet™ stores and our products that are marketed and distributed online via www.wrangler.com and www.lee.com. The Other channel includes (i) sales of VF-branded and third-party branded merchandise in our VF Outlet™ stores, (ii) sales to VF for products manufactured in our plants and use of our transportation fleet and (iii) revenues from fulfilling a transition services agreement related to VF’s sale of its Nautica® brand business in mid-2018.

	Twelve Months Ended December 2018
	Wrangler	Lee	Other	Total
	(In thousands)
Channel revenues
U.S. Wholesale	$1,224,218	$420,244	$30,100	$1,674,562
Non-U.S. Wholesale	263,675	357,471	—	621,146
Branded Direct-to-consumer	114,313	182,528	—	296,841
Other	—	—	171,449	171,449

Total	$1,602,206	$960,243	$201,549	$2,763,998

Geographic revenues
U.S.	$1,303,948	$509,160	$201,549	$2,014,657
International	298,258	451,083	—	749,341

Total	$1,602,206	$960,243	$201,549	$2,763,998

NOTE 3—INVENTORIES

	2018	2017
	(In thousands)
Finished products	$396,345	$368,679
Work-in-process	37,466	30,261
Raw materials	40,001	41,357

Total inventories	$473,812	$440,297

NOTE 4—PROPERTY, PLANT AND EQUIPMENT

	2018	2017
	(In thousands)
Land and improvements	$13,279	$14,124
Buildings and improvements	187,235	193,155
Machinery and equipment	415,682	432,329

Property, plant and equipment, at cost	616,196	639,608
Less accumulated depreciation and amortization	477,747	491,358

Property, plant and equipment, net	$138,449	$148,250

Depreciation expense was $23.8 million, $26.1 million and $27.1 million in 2018, 2017 and 2016, respectively.

NOTE 5—INTANGIBLE ASSETS

	Weighted Average Amortization Period	Amortization Method	Cost	Accumulated Amortization	Net Carrying Amount
	(In thousands)
December 2018
Amortizable intangible assets:
Trademarks	16 years	Straight-line	$58,132	$10,900	$47,232
Customer relationships	15 years	Accelerated	10,743	9,530	1,213

Amortizable intangible assets, net					48,445
Indefinite-lived intangible assets:
Trademarks and trade names					4,614

Intangible assets, net					$53,059

	Weighted Average Amortization Period	Amortization Method	Cost	Accumulated Amortization	Net Carrying Amount
	(In thousands)
December 2017
Amortizable intangible assets:
Trademarks	16 years	Straight-line	$58,132	$7,266	$50,866
Customer relationships	15 years	Accelerated	11,008	9,180	1,828

Amortizable intangible assets, net					52,694
Indefinite-lived intangible assets:
Trademarks and trade names					4,848

Intangible assets, net					$57,542

Amortization expense for 2018, 2017 and 2016 was $4.2 million, $4.2 million and $4.3 million, respectively. Estimated amortization expense for the years 2019 through 2023 is $4.1 million, $4.0 million, $3.8 million, $3.7 million, and $3.7 million, respectively.

The Company did not record any impairment charges in 2018, 2017 or 2016. The Company performed a quantitative impairment analysis of the Rock & Republic® amortizing trademark intangible asset as of June 30, 2018 and determined the carrying value was recoverable. Refer to Note 17 for additional information on the fair value measurements.

NOTE 6—GOODWILL

Changes in goodwill are summarized by business segment as follows:

	Wrangler	Lee	Total
	(In thousands)
Balance, December 2016	$130,030	$80,735	$210,765
Currency translation	5,258	3,265	8,523

Balance, December 2017	135,288	84,000	219,288
Currency translation	(2,944)	(1,828)	(4,772)

Balance, December 2018	$132,344	$82,172	$214,516

The Company did not record any impairment charges in 2018, 2017 or 2016 based on the results of its annual goodwill impairment testing. Refer to Note 17 for additional information on fair value measurement.

NOTE 7—OTHER ASSETS

	2018	2017
	(In thousands)
Deferred income taxes (Note 14)	$42,891	$46,674
Investments held for deferred compensation plans (Note 11)	34,957	46,551
Deposits	6,492	4,578
Partnership stores and shop-in-shop costs, net of accumulated amortization of $23,344 in 2018 and $22,605 in 2017	5,368	6,938
Capitalized trademark costs	3,314	3,027
Computer software, net of accumulated amortization of $4,269 in 2018 and $3,803 in 2017	3,308	3,948
Other	14,302	16,638

Other assets	$110,632	$128,354

NOTE 8—SHORT-TERM BORROWINGS

At December 2018 and 2017, the Company had $35.9 million and $37.3 million, respectively, of international lines of credit with various banks, which are uncommitted and may be terminated at any time by either the Company or the banks. Total outstanding balances under these arrangements were $3.2 million and $4.9 million at December 2018 and 2017, respectively. At December 2018 and 2017, borrowings under these arrangements included letters of credit of $3.2 million and $3.0 million, respectively, which are non-interest bearing to the Company. Additionally, at December 2017, borrowings also included $1.9 million in short-term borrowings in Argentina that had a weighted average interest of 32.7%.

NOTE 9—ACCRUED LIABILITIES

	2018	2017
	(In thousands)
Customer discounts, allowances, and incentives	$45,220	$16,705
Compensation	44,427	45,120
Other taxes	21,651	21,560
Restructuring (Note 19)	21,169	5,244
Deferred compensation (Note 11)	11,709	15,592
Customer deposits	10,106	8,908
Advertising	7,740	8,825
Professional services	5,069	7,630
Related party interest	4,280	2,612
Insurance	4,192	4,631
Other	18,665	16,851

Accrued liabilities	$194,228	$153,678

NOTE 10—OTHER LIABILITIES

	2018	2017
	(In thousands)
Noncurrent taxes payable	$58,854	$52,662
Deferred compensation (Note 11)	34,957	46,551
Insurance	4,751	5,268
Deferred income taxes (Note 14)	2,679	2,976
Restructuring (Note 19)	2,080	5,763
Deferred rent credits	1,436	1,845
Other	13,432	13,424

Other liabilities	$118,189	$128,489

NOTE 11—RETIREMENT AND SAVINGS BENEFIT PLANS

VF provides several types of benefits for its employees, including defined benefit pension plans and other retirement and savings plans.

Defined Benefit Pension Plans

Certain Company employees participate in U.S. and international defined benefit pension plans sponsored by VF (“Shared Plans”), which include participants of other VF operations. We account for our participation in the Shared Plans as a multiemployer benefit plan. Accordingly, net periodic pension costs specifically related to Company employees have been reported in the combined statements of income, and the Company does not record an asset or liability to recognize the funded or unfunded status of the Shared Plans.

VF’s net periodic pension costs and obligations are developed from actuarial valuations. Inherent in these valuations are key assumptions, including discount rates, salary growth, long-term return on plan assets, retirement rates, mortality rates, and other factors. VF’s selection of assumptions is based on historical trends and known economic and market conditions at the time of valuation, as well as independent studies of trends performed by actuaries. However, actual results may differ substantially from the estimates that were based on the critical assumptions. Actual results that differ from VF’s assumptions are accumulated and amortized over future periods and, therefore, generally affect VF’s recognized expense in such future periods. While VF management believes that the assumptions used are appropriate, significant differences in actual experience or significant changes in assumptions would affect VF’s net periodic pension costs and obligations. Furthermore, the assumptions used by VF may not be indicative of assumptions which the Company would have made on a standalone basis.

Prior to 2018, VF used a December 31 measurement date for the Shared Plans. Due to the change in VF’s fiscal year-end, VF changed the measurement date for all plans to March 31, 2018. Additionally, VF obtained interim remeasurements due to the curtailment and settlement transactions described below.

Net pension costs for Shared Plans were recognized by the Company as follows:

	2018	2017	2016
	(In thousands)
Service cost	$6,629	$6,929	$7,758
Non-service components	(5,059)	(181)	15,402
Curtailment losses	3,502	—	—
Settlement losses	1,188	—	21,522

Net pension costs recognized	$6,260	$6,748	$44,682

The service cost component of net periodic pension costs is reflected in cost of goods sold and selling, general and administrative expenses in the combined statements of income. The non-service components of net periodic pension costs are reflected in selling, general and administrative expenses in the combined statements of income.

During 2018, VF approved a freeze of all future benefit accruals under the U.S. Shared Plans, effective December 31, 2018. Accordingly, the Company recognized a $3.5 million pension curtailment loss in selling, general and administrative expenses in the combined statement of income during 2018. Additionally, the Company recorded $1.2 million in settlement charges related to the recognition of deferred actuarial losses resulting from lump sum payments of retirement benefits under the U.S. Shared Plans, which is reflected in selling, general and administrative expenses in the combined statement of income during 2018.

During 2016, the Company recorded $21.5 million of expense reflecting the Company’s portion of

VF’s pension settlement charge related to its offer to former employees in the U.S. to receive a one-time distribution of their deferred vesting benefits, which is reflected in selling, general and administrative expenses in the combined statement of income.

Other Retirement and Savings Plans

VF sponsors a nonqualified retirement savings plan for employees whose contributions to a 401(k) plan would be limited by provisions of the Internal Revenue Code. This plan allows participants to defer a portion of their compensation and to receive matching contributions for a portion of the deferred amounts. Certain of the Company’s employees participate in this plan. Participants earn a return on their deferred compensation based on their selection of a hypothetical portfolio of publicly traded mutual funds, a separately managed fixed-income fund and VF Common Stock. Changes in the fair value of the participants’ hypothetical investments are recorded as an adjustment to deferred compensation liabilities and compensation expense. Deferred compensation, including accumulated earnings, is distributable in cash at participant-specified dates upon retirement, death, disability or termination of employment. At December 2018, the liability to the Company’s participants in the combined balance sheet was $46.7 million, of which $11.7 million was recorded in accrued liabilities (Note 9) and $35.0 million was recorded in other liabilities (Note 10). At December 2017, the liability to the Company’s participants in the combined balance sheet was $62.1 million, of which $15.6 million was recorded in accrued liabilities (Note 9) and $46.6 million was recorded in other liabilities (Note 10).

VF has purchased (i) publicly traded mutual funds, a separately managed fixed-income fund and VF Common Stock in the same amounts as most of the participant-directed hypothetical investments underlying the deferred compensation liabilities and (ii) variable life insurance contracts that invest in institutional funds that are substantially the same as the participant-directed hypothetical investments. These investment securities and earnings thereon (other than VF Common Stock) are intended to provide a source of funds to meet the deferred compensation obligations, and serve as an economic hedge of the financial impact of changes in deferred compensation liabilities. They are held in an irrevocable trust but are subject to claims of creditors in the event of VF’s insolvency. Because VF’s plan is overfunded, the assets related to the Company’s participants are assumed to be held in publicly traded mutual funds equal to the liability balances. Accordingly, at December 2018, the fair value of investments attributable to the Company’s participants recorded in the combined balance sheet was $46.7 million, of which $11.7 million was recorded in other current assets and $35.0 million was recorded in other assets (Note 7). At December 2017, the fair value of investments attributable to the Company’s participants recorded in the combined balance sheet was $62.1 million, of which $15.6 million was recorded in other current assets and $46.6 million was recorded in other assets (Note 7).

VF sponsors 401(k) plans as well as other domestic and foreign retirement and savings plans. The Company’s expense under these plans was $11.0 million in 2018, $10.2 million in 2017 and $9.7 million in 2016.

NOTE 12—ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Comprehensive income consists of net income and specified components of OCI, which relate to changes in assets and liabilities that are not included in net income under GAAP but are instead deferred and accumulated within a separate component of equity in the balance sheet. The Company’s comprehensive income is presented in the combined statements of comprehensive income.

The changes in accumulated OCI, all of which related to foreign currency translation, were as follows:

Accumulated OCI
(In thousands)
Balance, December 2015	$(125,993)
Gains (losses) arising during year	(23,647)
Income tax effect	1,552

Balance, December 2016	(148,088)
Gains (losses) arising during year	26,682
Income tax effect	(1,076)

Balance, December 2017	(122,482)
Gains (losses) arising during year	(22,700)
Income tax effect	—

Balance, December 2018	$(145,182)

NOTE 13—STOCK-BASED COMPENSATION

VF sponsors the amended and restated 1996 Stock Compensation Plan (the “Plan”) approved by stockholders. Pursuant to the Plan, VF is authorized to grant nonqualified stock options, restricted stock units (“RSUs”) and restricted stock to officers, key employees and nonemployee members of VF’s Board of Directors. All stock-based compensation awards are accounted for in equity in the combined balance sheets. Compensation cost for all awards expected to vest is recognized over the shorter of the requisite service period or the vesting period. Awards that do not vest are forfeited.

Certain Company employees participate in the Plan. The following disclosures of stock-based compensation expense recognized by the Company are based on grants related directly to Company employees, and an allocation of VF’s corporate and shared employee stock-based compensation expenses. Accordingly, the amounts presented are not necessarily indicative of future awards and do not necessarily reflect the results that the Company would have experienced as an independent company for the periods presented.

Total stock-based compensation cost and the associated income tax benefits recognized by the Company in the combined statements of income were as follows:

	2018	2017	2016
	(In thousands)
Stock-based compensation cost	$14,894	$13,021	$9,386
Income tax benefits	3,692	4,844	3,557

There were no material amounts of stock-based compensation costs included in inventory at December 2018 or December 2017.

Of the total stock-based compensation cost recognized by the Company in 2018, 2017 and 2016, $10.9 million, $9.2 million and $6.2 million, respectively, related directly to Company employees and $4.0 million, $3.8 million and $3.2 million, respectively, is related to allocations of VF’s corporate and shared employee stock-based compensation expenses.

At the end of 2018, there was $7.9 million of total unrecognized compensation cost related to all stock-based compensation arrangements for Company employees that will be recognized over a weighted average period of 1 year.

Stock Options

Stock options are granted with an exercise price equal to the fair market value of VF Common Stock on the date of grant. Employee stock options vest in equal annual installments over three years, and compensation cost is recognized ratably over the shorter of the requisite service period or the vesting period. All options have ten-year terms.

VF calculated the grant date fair value of each option awarded using a lattice option-pricing valuation model, which incorporated a range of assumptions for inputs as follows:

	2018	2017	2016
Expected volatility	22% to 29%	23% to 30%	21% to 29%
Weighted average expected volatility	25%	24%	24%
Expected term (in years)	6.1 to 7.6	6.3 to 7.7	6.3 to 7.6
Weighted average dividend yield	2.9%	2.8%	2.2%
Risk-free interest rate	1.9% to 3.2%	0.7% to 2.4%	0.4% to 1.7%
Weighted average fair value at date of grant	$15.40	$9.90	$12.08

Expected volatility over the contractual term of an option was based on a combination of the implied volatility from publicly traded options on VF Common Stock and the historical volatility of VF Common Stock. The expected term represents the period of time over which vested options are expected to be outstanding before exercise. VF used historical data to estimate option exercise behaviors and to estimate the number of options that would vest.

Groups of employees that have historically exhibited similar option exercise behaviors were considered separately in estimating the expected term for each employee group. Dividend yield represents expected dividends on VF Common Stock for the contractual life of the options. Risk-free interest rates for the periods during the contractual life of the option were the implied yields at the date of grant from the U.S. Treasury zero coupon yield curve.

VF stock option activity for Company employees in 2018 is summarized as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (In thousands)
Outstanding, December 2017	1,722,832	$53.10
Transfers	30,166	51.62
Granted	209,224	74.81
Exercised	(531,192)	49.06
Forfeited/cancelled	(45,077)	64.43

Outstanding, December 2018	1,385,953	57.50	6.6	$19,794

Exercisable, December 2018	819,219	54.28	5.4	$14,231

The total fair value of stock options for Company employees that vested during 2018, 2017 and 2016 was $3.5 million, $3.4 million and $3.6 million, respectively. The total intrinsic value of stock options exercised by Company employees during 2018, 2017 and 2016 was $19.2 million, $15.6 million and $15.8 million, respectively.

Restricted Stock Units

VF grants performance-based RSUs that enable employees to receive shares of VF Common Stock at the end of a three-year period. Each RSU has a potential final payout ranging from zero to two shares of VF Common Stock. For RSUs granted prior to 2018, the number of shares earned by participants, if any, is based on achievement of a three-year baseline profitability goal and annually established performance goals set by the Talent and Compensation Committee of VF’s Board of Directors. For RSUs granted in 2018, the number of shares earned by participants, if any, is based on achievement of three-year financial targets set by the Talent and Compensation Committee of VF’s Board of Directors. For all RSUs, shares are issued to participants in the year following the conclusion of each three-year performance period.

The actual number of shares earned may also be adjusted upward or downward by 25% of the target award based on how VF’s total shareholder return (“TSR”) over the three-year period compares to the TSR for companies included in the Standard & Poor’s 500 Consumer Discretionary Index for 2018 grants, and the Standard & Poor’s 500 Index for 2017 and 2016 grants. The grant date fair value of the TSR-based adjustment was determined using a Monte Carlo simulation technique that incorporates option-pricing model inputs, and was $4.61, $2.67 and $4.48 per share for the 2018, 2017 and 2016 RSU grants, respectively.

VF also grants nonperformance-based RSUs to certain key employees in international jurisdictions. Each nonperformance-based RSU entitles the holder to one share of VF Common Stock. These awards generally vest four years from the date of grant.

In addition, VF began making nonperformance-based RSU grants to employees as part of its annual stock compensation program during 2018. Each nonperformance-based RSU entitles the holder to one share of VF Common Stock. These awards generally vest 50% over a two-year period and 50% over a four-year period from the date of grant.

Dividend equivalents on the RSUs accrue without compounding and are payable in additional shares of VF Common Stock when the RSUs vest. Dividend equivalents are subject to the same risk of forfeiture as the RSUs.

VF RSU activity for Company employees in 2018 is summarized as follows:

	Performance-based		Nonperformance-based
	Number Outstanding	Weighted Average Grant Date Fair Value	Number Outstanding	Weighted Average Grant Date Fair Value
Outstanding, December 2017	199,976	$61.99	20,200	$59.52
Transfers	587	59.44	—	—
Granted	36,150	74.80	58,034	74.81
Issued as Common Stock	(52,609)	75.32	—	—
Forfeited/cancelled	—	—	(6,479)	74.80

Outstanding, December 2018	184,104	60.65	71,755	70.51

Vested, December 2018	99,061	58.90	—	—

The weighted average fair value of performance-based RSUs granted to Company employees during 2018, 2017 and 2016 was $74.80, $53.72 and $61.30 per share, respectively, which was equal to the fair market value of the underlying VF Common Stock on each grant date. The total fair market value of awards outstanding to Company employees at the end of 2018 was $13.0 million. Awards to Company employees that were earned and vested for the three-year performance period ended in 2017 and distributed in early 2018 totaled 58,394 shares of VF Common Stock having a value of $4.7 million. Similarly, 69,363 shares of VF Common Stock having a value of $3.5 million were earned by Company employees for the performance period ended in 2016.

The weighted average fair value of nonperformance-based RSUs granted to Company employees during 2018 and 2017 was $74.81 and $57.64 per share, respectively, which was equal to the fair market value of the underlying VF Common Stock on each grant date. The total fair market value of awards outstanding to Company employees at the end of 2018 was $5.2 million. There were no nonperformance-based RSUs granted during 2016.

Restricted Stock

VF grants restricted shares of VF Common Stock to certain members of management. The fair value of the restricted shares, equal to the fair market value of VF Common Stock at the grant date, is recognized ratably over the vesting period. Restricted shares vest over periods of up to five years from the date of grant. Dividends accumulate in the form of additional restricted shares and are subject to the same risk of forfeiture as the restricted stock.

VF restricted stock activity for Company employees in 2018 is summarized below:

	Nonvested Shares Outstanding	Weighted Average Grant Date Fair Value
Nonvested shares, December 2017	54,763	$60.04
Granted	—	—
Dividend equivalents	1,107	79.32
Vested	(8,750)	59.26
Forfeited	—	—

Nonvested shares, December 2018	47,120	60.63

Nonvested shares of restricted stock for Company employees had a market value of $3.3 million at the end of 2018. The market value of the shares for Company employees that vested during 2018 and 2017 was $0.6 million in both periods. There was no restricted stock vesting activity in 2016.

NOTE 14—INCOME TAXES

For purposes of our combined financial statements, income taxes have been calculated as if we file income tax returns for the Company on a standalone basis. The Company’s U.S. operations and certain of its non-U.S. operations historically have been included in the tax returns of VF or its subsidiaries that may not be part of the spinoff transaction. The Company believes the assumptions supporting its allocation and presentation of income taxes on a separate return basis are reasonable. However, the Company’s tax results, as presented in the combined financial statements, may not be reflective of the results that the Company expects to generate in the future.

The provision for income taxes was computed based on the following amounts of income before income taxes:

	2018	2017	2016
	(In thousands)
Domestic	$159,716	$169,160	$205,688
Foreign	180,362	189,993	204,799

Income before income taxes	$340,078	$359,153	$410,487

The provision for income taxes consisted of:

	2018	2017	2016
	(In thousands)
Current:
Federal	$29,670	$161,482	$47,375
Foreign	32,501	31,444	32,276
State	12,303	13,546	9,648
Deferred:
Federal and state	4,067	36,009	6,789
Foreign	(1,536)	481	(631)

Income taxes	$77,005	$242,962	$95,457

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Act. The Tax Act included a broad range of complex provisions impacting the taxation of multi-national companies. Generally, accounting for the impacts of newly enacted tax legislation is required to be completed in the period of enactment; however, in response to the complexities and ambiguity surrounding the Tax Act, the SEC released SAB 118 to provide companies with relief around the initial accounting for the Tax Act. Pursuant to SAB 118, the SEC provided a one-year measurement period for companies to analyze and finalize the accounting for the Tax Act. During the one-year measurement period, SAB 118 allowed companies to recognize provisional amounts when reasonable estimates can be made for the impacts resulting from the Tax Act. The Company finalized the accounting for the Tax Act as detailed below.

During 2017, we recognized a provisional charge of $136.7 million, primarily comprised of $110.6 million related to the transition tax and $19.4 million of tax expense related to revaluing U.S. deferred tax assets and liabilities using the new U.S. corporate tax rate of 21%. The transition tax was treated consistently with other taxes payable (i.e., deemed settled and reflected within Parent company investment). Other provisional charges of $6.7 million were primarily related to establishing a deferred tax liability for foreign withholding and state taxes as the Company is not asserting indefinite reinvestment on short-term liquid assets of certain foreign subsidiaries. All other foreign earnings, including basis differences of certain foreign subsidiaries, continue to be considered indefinitely reinvested. The company has not determined the deferred tax liabilities associated with these undistributed earnings and basis differences, as such determination is not practicable.

During the one-year measurement period provided by SAB 118, we recognized additional net charges of $5.5 million, primarily comprised of $5.7 million of charges related to the transition tax, additional tax benefits of $1.5 million related to revaluing U.S. deferred tax assets and liabilities using the new U.S. corporate tax rate of 21%, and other charges of $1.3 million primarily related to establishing a deferred tax liability for foreign withholding taxes.

Under GAAP, companies are allowed to make an accounting policy election to either treat taxes resulting from GILTI as a current-period expense when they are incurred or factor such amounts into the measurement of deferred taxes. The Company completed its analysis related to this accounting policy election and treated the taxes resulting from GILTI as a current-period expense.

The differences between income taxes computed by applying the statutory federal income tax rate and income tax expense reported in the combined financial statements are as follows:

	2018	2017	2016
	(In thousands)
Tax at federal statutory rate	$71,416	$125,703	$143,671
State income taxes, net of federal tax benefit	10,400	7,624	7,635
Foreign rate differences	(7,700)	(24,793)	(55,836)
Tax reform	5,526	136,722	—
Stock compensation (federal)	(2,692)	(2,929)	(4,591)
Other	55	635	4,578

Income taxes	$77,005	$242,962	$95,457

Income tax expense includes tax benefits of $5.8 million, $4.7 million and $9.9 million in 2018, 2017 and 2016, respectively, from favorable audit outcomes on certain tax matters and from expiration of statutes of limitations.

On January 4, 2016, the Company sold certain intellectual property rights among various subsidiaries, which more closely aligns the intellectual property rights for certain foreign operations with the respective business activities of those operations, consistent with how the intellectual property is used and developed within the business. The sale of these intellectual property rights was classified as an intra-entity transaction under GAAP, and as such, the corresponding gain was eliminated from the 2016 combined financial statements and the tax impact of the gain was established at the transaction date as a deferred charge of $88.9 million. In October 2016, the FASB issued an update to their accounting guidance on the recognition of current and deferred income taxes for intra-entity asset transfers. The new guidance required an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The Company early adopted this guidance in the first quarter of 2017 using the modified retrospective method, which required a cumulative adjustment to retained earnings as of the beginning of the period of adoption. The cumulative adjustment to the January 1, 2017 combined balance sheet was a $70.2 million net reduction in both other assets (including recognition of a deferred tax asset) and Parent company investment.

Deferred income tax assets and liabilities consisted of the following:

	2018	2017
	(In thousands)
Deferred income tax assets:
Inventories	$7,676	$10,680
Deferred compensation	11,701	13,897
Other employee benefits	3,297	824
Stock compensation	6,243	6,232
Other accrued expenses	19,266	15,853
Intangible assets	7,541	9,009
Operating loss carryforwards	23,702	26,042

Gross deferred income tax assets	79,426	82,537
Valuation allowances	(24,175)	(26,882)

Net deferred income tax assets	55,251	55,655

Deferred income tax liabilities:
Depreciation	4,142	4,296
Taxes on unremitted earnings	9,702	6,807
Other deferred tax liabilities	1,195	854

Deferred income tax liabilities	15,039	11,957

Net deferred income tax assets	$40,212	$43,698

Amounts included in the combined balance sheets:
Other assets (Note 7)	$42,891	$46,674
Other liabilities (Note 10)	(2,679)	(2,976)

	$40,212	$43,698

The Company has potential tax benefits totaling $16.1 million for foreign operating loss carryforwards, of which $10.2 million have an unlimited carryforward life. In addition, there are $7.6 million of potential tax benefits for state operating loss carryforwards that expire between 2019 and 2038.

A valuation allowance has been provided where it is more likely than not that the deferred tax assets related to those operating loss carryforwards will not be realized. Valuation allowances totaled $16.1 million for available foreign operating loss carryforwards, $7.6 million for available state operating loss carryforwards, and $0.5 million for other foreign deferred income tax assets. During 2018, the Company had a net decrease in valuation allowances of $0.1 million related to state operating loss carryforwards and a decrease of $2.6 million related to foreign operating loss carryforwards and other foreign deferred tax assets, inclusive of foreign currency effects.

A reconciliation of the change in the accrual for unrecognized income tax benefits is as follows:

	Unrecognized Income Tax Benefits	Accrued Interest and Penalties	Unrecognized Income Tax Benefits Including Interest and Penalties
	(In thousands)
Balance, December 2015	$27,147	$1,700	$28,847
Additions for current year tax positions	31,859	—	31,859
Additions for prior year tax positions	98	518	616
Reductions for prior year tax positions	(18)	(22)	(40)
Reductions due to statute expirations	(10,148)	(769)	(10,917)
Payments in settlement	(96)	(16)	(112)

Balance, December 2016	48,842	1,411	50,253
Additions for current year tax positions	7,419	—	7,419
Additions for prior year tax positions	75	1,458	1,533
Reductions for prior year tax positions	(418)	(1)	(419)
Reductions due to statute expirations	(4,655)	(380)	(5,035)

Balance, December 2017	51,263	2,488	53,751
Additions for current year tax positions	2,458	8	2,466
Additions for prior year tax positions	6,286	2,870	9,156
Reductions for prior year tax positions	(191)	0	(191)
Reductions due to statute expirations	(5,735)	(427)	(6,162)

Balance, December 2018	$54,081	$4,939	$59,020

	2018	2017
	(In thousands)
Amounts included in the combined balance sheets:
Unrecognized income tax benefits, including interest and penalties	$59,020	$53,751
Less deferred tax benefits	(7,724)	(8,340)

Total unrecognized tax benefits	$51,296	$45,411

The unrecognized tax benefits of $51.3 million at the end of 2018, if recognized, would reduce the annual effective tax rate.

The Company is part of VF’s consolidated U.S. federal income tax return, as well as separate and combined VF income tax returns in numerous state and international jurisdictions. In the U.S., the Internal Revenue Service examinations for VF’s tax years through 2014 have been effectively settled. In addition, VF is currently subject to examination by various state and international tax authorities. Management regularly assesses the potential outcomes of both ongoing and future examinations for the current and prior years, and has concluded that the Company’s provision for income taxes is adequate. The outcome of any one examination is not expected to have a material impact on the Company’s combined financial statements. Management believes that some of these audits and negotiations will conclude during the next 12 months. Management also believes that it is reasonably possible that the amount of unrecognized income tax benefits may decrease by $5.5 million within the next 12 months due to settlement of audits and expiration of statutes of limitations, $5.3 million of which would reduce income tax expense.

NOTE 15—BUSINESS SEGMENT INFORMATION

The chief operating decision maker allocates resources and assesses performance based on a global brand view which determines the Company’s operating segments. These operating segments are the basis for the Company’s reportable segments, as described below:

•	Wrangler—Wrangler® branded denim, apparel and accessories.

•	Lee—Lee® branded denim, apparel and accessories.

In addition, we report an “Other” category for purposes of reconciliation of revenues, profit and assets, but it is not considered a reportable segment. Other includes sales (i) of VF-branded products (other than Wrangler® and Lee® branded products which are reported in the respective segments above) and third-party branded merchandise at VF Outlet™ stores, (ii) of Rock and Republic® brand apparel, (iii) to VF for products manufactured in our plants and use of our transportation fleet and, (iv) from fulfilling a transition services agreement related to VF’s sale of its Nautica® brand business in mid-2018.

Management at each of the segments has direct control over and responsibility for its revenues, operating income and assets, hereinafter termed segment revenues, segment profit and segment assets, respectively. Management evaluates operating performance and makes investment and other decisions based on segment revenues and segment profit. Accounting policies used for internal management reporting at the individual segments are consistent with those in Note 1, except as stated below.

The combined statements of income include costs for certain centralized functions and programs provided and administered by VF that are charged directly to VF’s businesses, including the Company. These centralized functions and programs include, but are not limited to, information technology, human resources, accounting shared services, supply chain, insurance, and the service cost component of net periodic pension costs. These historical allocations have been included in the measurement of segment profit below.

In addition, for purposes of preparing these combined financial statements on a “carve-out” basis, the Company has been allocated a portion of VF’s total corporate expenses. These expense allocations include the cost of corporate functions and resources provided by or administered by VF including, but not limited to, executive management, finance, accounting, legal, human resources, and the related benefit costs associated with such functions, such as stock-based compensation, as well as the cost of VF’s Greensboro, NC corporate headquarters. Additionally, the Company has been allocated the non-service components of net periodic pension costs. These additional allocations are reported as corporate and other expenses in the table below.

Corporate and other expenses, net related party interest income, and net other interest income are not controlled by segment management and therefore are excluded from the measurement of segment profit.

Segment assets, for internal management purposes, are those used directly in or resulting from the operations of each business, which are accounts receivable and inventories.

Financial information for the Company’s reportable segments is as follows:

	2018	2017	2016
	(In thousands)
Segment revenues:
Wrangler	$1,602,206	$1,619,252	$1,631,527
Lee	960,243	1,005,774	1,068,230
Other	201,549	205,080	226,707

Total revenues	$2,763,998	$2,830,106	$2,926,464

Segment profit:
Wrangler	$265,981	$280,257	$325,204
Lee	92,756	107,246	150,871
Other	(48)	(767)	(3,381)

Total segment profit	358,689	386,736	472,694
Corporate and other expenses	(30,916)	(32,676)	(65,586)
Related party interest income, net	7,738	3,372	1,470
Other interest income, net	4,567	1,721	1,909

Income before income taxes	$340,078	$359,153	$410,487

	2018	2017
	(In thousands)
Segment assets:
Wrangler	$383,122	$356,839
Lee	271,518	255,615
Other	72,138	75,455
Total segment assets	726,778	687,909
Cash and cash equivalents	96,776	80,811
Due from related parties	547,690	221,615
Related party notes receivable	517,940	547,740
Other current assets	52,014	34,901
Due from related parties, noncurrent	611	—
Property, plant, and equipment, net	138,449	148,250
Goodwill and intangible assets	267,575	276,830
Other assets	110,632	128,354

Total assets	$2,458,465	$2,126,410

Supplemental information (with revenues by geographic area based on the location of the customer) is as follows:

	2018	2017	2016
	(In thousands)
Total revenues:
U.S.	$2,014,657	$2,046,359	$2,146,797
International	749,341	783,747	779,667

	$2,763,998	$2,830,106	$2,926,464

	2018	2017
	(In thousands)
Property, plant and equipment:
U.S.	$80,551	$84,858
International	57,898	63,392

	$138,449	$148,250

One customer accounted for 32% in 2018 and 33% in both 2017 and 2016 of the Company’s total revenues. Sales to this customer are included in both the Wrangler and Lee reportable segments.

NOTE 16—COMMITMENTS

The Company is obligated under noncancelable operating leases related primarily to retail stores, office space, distribution facilities and equipment. Rent expense was included in the combined statements of income as follows:

	2018	2017	2016
	(In thousands)
Minimum rent expense	$40,298	$41,958	$43,675
Contingent rent expense	515	446	187

Rent expense	$40,813	$42,404	$43,862

Future minimum lease payments during the noncancelable lease terms are $33.6 million, $29.2 million, $17.8 million, $7.9 million and $4.4 million for the years 2019 through 2023, respectively, and $4.6 million thereafter.

The Company has entered into licensing agreements that provide the Company rights to market products under trademarks owned by other parties. Royalties under these agreements are recognized in cost of goods sold in the combined statements of income. Certain of these agreements contain minimum royalty and minimum advertising requirements. Future minimum royalty payments, including any required advertising payments, are $7.0 million, $3.6 million, $3.2 million, and $0.1 million for the years 2019 through 2022, respectively. There are no future payments for 2023 and thereafter.

In the ordinary course of business, the Company has entered into purchase commitments for raw materials, contract production and finished products. These agreements typically range from 1 to 5 months in duration and require total payments of $429.7 million in 2019.

The Company has entered into commitments for (i) service and maintenance agreements related to its management information systems, (ii) capital spending and (iii) advertising. Future payments under these agreements are $7.5 million and $0.1 million for the years 2019 through 2020, respectively. There are no future payments for 2021 and thereafter.

Surety bonds, customs bonds, standby letters of credit and international bank guarantees, all of which represent contingent guarantees of performance under self-insurance and other programs, totaled $20.0 million as of December 2018. These commitments would only be drawn upon if the Company were to fail to meet its claims or other obligations.

NOTE 17—FAIR VALUE MEASUREMENTS

Financial assets and financial liabilities measured and reported at fair value are classified in a three-level hierarchy that prioritizes the inputs used in the valuation process. A financial instrument’s categorization within the valuation hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The hierarchy is based on the observability and objectivity of the pricing inputs, as follows:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•

Level 2—Significant directly observable data (other than Level 1 quoted prices) or significant indirectly observable data through corroboration with observable market data. Inputs would normally be (i) quoted prices in active markets for similar assets or liabilities, (ii) quoted prices in inactive markets for identical or similar assets or liabilities or (iii) information derived from or corroborated by observable market data.

•

Level 3—Prices or valuation techniques that require significant unobservable data inputs. These inputs would normally be the Company’s own data and judgments about assumptions that market participants would use in pricing the asset or liability.

Recurring Fair Value Measurements

The following table summarizes financial assets and financial liabilities that are measured and recorded in the combined financial statements at fair value on a recurring basis:

	Total	Fair Value Measurement Using (a)
	Fair Value	Level 1	Level 2	Level 3
	(In thousands)
December 2018
Financial assets:
Cash equivalents:
Money market funds	$21,687	$21,687	$—	$—
Time deposits	2,518	2,518	—	—
Investment securities	46,666	46,666	—	—
Financial liabilities:
Deferred compensation	46,666	—	46,666	—

	Total	Fair Value Measurement Using (a)
	Fair Value	Level 1	Level 2	Level 3
	(In thousands)
December 2017
Financial assets:
Cash equivalents:
Money market funds	$21,845	$21,845	$—	$—
Time deposits	8,268	8,268	—	—
Investment securities	62,143	62,143	—	—
Financial liabilities:
Deferred compensation	62,143	—	62,143	—

(a)	There were no transfers among the levels within the fair value hierarchy during 2018 or 2017.

The Company’s cash equivalents include money market funds and short-term time deposits that approximate fair value based on Level 1 measurements. Investment securities are held in VF’s deferred compensation plans as an economic hedge of the related deferred compensation liabilities (Note 11). These investments are mutual funds (Level 1) that are valued based on quoted prices in active markets. Liabilities related to VF’s deferred compensation plans are recorded at amounts due to participants, based on the fair value of the participants’ selection of hypothetical investments.

All other financial assets and financial liabilities are recorded in the combined financial statements at cost. These other financial assets and financial liabilities include cash held as demand deposits, accounts receivable, due from related parties, related party notes receivable, short-term borrowings, accounts payable, due to related parties, related party notes payable, and accrued liabilities. At December 2018 and 2017, their carrying values approximated their fair values due to the short-term nature of these balances.

Nonrecurring Fair Value Measurements

Certain non-financial assets, primarily property, plant and equipment, goodwill and intangible assets, are not required to be measured at fair value on a recurring basis and are reported at carrying value. However, these assets are required to be assessed for impairment whenever events or circumstances indicate that their carrying value may not be fully recoverable, and at least annually for goodwill and indefinite-lived intangible assets. In the event an impairment is required, the asset is adjusted to fair value, using market-based assumptions.

The Company recorded $0.3 million, $0.7 million and $0.3 million of fixed asset impairments in 2018, 2017 and 2016, respectively, related to retail store assets and other fixed assets. These impairments are recorded in selling, general and administrative expenses in the combined statements of income.

The Rock & Republic® brand has an exclusive wholesale distribution and licensing arrangement with Kohl’s Corporation that covers all branded apparel, accessories and other merchandise. As of June 30, 2018, management performed a quantitative impairment analysis of the Rock & Republic® amortizing trademark intangible asset to determine if the carrying value was recoverable. We determined this testing was necessary based on the expectation that certain customer contract terms would be modified. Management used the income-based relief-from-royalty method and the contractual 4% royalty rate to calculate the pre-tax undiscounted future cash flows. Based on the analysis performed, management concluded that the trademark intangible asset did not require further testing as the undiscounted cash flows exceeded the carrying value of $49.0 million.

Management performed its annual impairment testing of goodwill and indefinite-lived intangible assets as of the beginning of the fourth quarter of 2018 by applying a qualitative analysis. No impairment charges of goodwill or intangible assets were recorded in 2018, 2017 and 2016.

NOTE 18—SUPPLEMENTAL CASH FLOW INFORMATION

	2018	2017	2016
	(In thousands)
Income taxes paid	$180	$1,723	$758
Interest paid	6,618	6,455	5,603
Noncash transactions:
Property, plant and equipment expenditures included in accounts payable or accrued liabilities	580	797	2,740
Computer software costs included in accounts payable or accrued liabilities	602	1,687	824

The Company’s income taxes paid are significantly lower than reported income tax expense as the Company has historically been included in the tax returns of VF or its subsidiaries.

NOTE 19—RESTRUCTURING

The Company typically incurs restructuring costs related to the cost optimization of ongoing business activities.

Of the $20.4 million of restructuring charges recognized in 2018, $11.3 million were reflected in cost of goods sold and $9.1 million in selling, general and administrative expenses. Of the $9.5 million of restructuring charges recognized in 2017, $3.0 million were reflected in cost of goods sold and $6.5 million in selling, general and administrative expenses. Of the $21.6 million of restructuring charges recognized in 2016, $18.5 million were reflected in costs of goods sold and $3.1 million in selling, general and administrative expenses. All restructuring costs incurred in 2018, 2017 and 2016 were related to severance and employee-related benefits.

The Company has not recognized significant incremental costs relating to the 2016 and 2017 actions during 2018, and has completed a substantial portion of the related restructuring activities as of December 2018. Of the $23.2 million total restructuring accrual reported in the combined balance sheet at December 2018, $21.2 million is expected to be paid out within the next 12 months and is classified within accrued liabilities (Note 9). The remaining $2.0 million will be paid out beyond the next 12 months and thus is classified within other liabilities (Note 10).

Restructuring costs by business segment are as follows:

	2018 Charges	2017 Charges	2016 Charges
	(In thousands)
Wrangler	$13,358	$3,367	$13,339
Lee	6,592	6,174	6,674
Other	435	—	1,277
Corporate	—	—	344

Total	$20,385	$9,541	$21,634

The activity in the restructuring accrual for 2018 and 2017 is as follows:

Total
(In thousands)
Accrual at December 2016	$21,634
Charges	9,541
Cash payments	(20,971)
Adjustments to accruals	(499)
Currency translation	1,302

Accrual at December 2017	11,007
Charges	20,385
Cash payments	(6,586)
Adjustments to accruals	(1,540)
Currency translation	(17)

Accrual at December 2018	$23,249

NOTE 20—RELATED PARTY TRANSACTIONS

The combined financial statements have been prepared on a standalone basis and are derived from the consolidated financial statements and accounting records of VF. The following discussion summarizes activity between the Company and VF (and its affiliates that are not part of the planned spinoff transaction) referred to hereafter as “VF.”

Allocation of General Corporate Expenses

The combined statements of income include expenses for certain centralized functions and other programs provided and administered by VF that are charged directly to the Company. In addition, for purposes of preparing these combined financial statements on a carve-out basis, we have allocated a portion of VF’s total corporate expenses to the Company. See Note 1 for a discussion of the methodology used to allocate corporate-related costs for purposes of preparing these financial statements on a carve-out basis.

Related Party Sales and Purchases

During the years ended 2018, 2017 and 2016, the Company’s sales to VF totaled $51.0 million, $45.5 million and $46.7 million, respectively, which are included in net revenues in the combined statements of income. The Company’s cost of goods sold includes items purchased from VF totaling $2.1 million, $6.8 million and $22.2 million in 2018, 2017 and 2016, respectively. At December 2018 and 2017, the aggregate amount of inventories purchased from VF that remained on the Company’s combined balance sheet was $0.8 million and $1.8 million, respectively.

Related Party Notes

At December 2018 and 2017, the Company had related party notes receivable of $517.9 million and $547.7 million, respectively, with VF as the counterparty. These notes are short-term and are recorded in the accompanying combined balance sheets as related party notes receivable. The weighted-average interest rate for these notes was approximately 3.4% and 2.35% at December 2018 and 2017, respectively.

The Company had related party notes payable of $269.1 million at both December 2018 and 2017, with VF as the counterparty. These notes are short-term and are recorded in the accompanying combined balance sheets as related party notes payable. The weighted-average interest rate for these notes was approximately 3.4% and 2.33% at December 2018 and 2017, respectively.

The Company recorded net interest income related to these notes of $7.7 million, $3.4 million and $1.5 million during the years ended December 2018, 2017 and 2016, respectively, which is reflected in related party interest income, net in the combined statements of income.

Due To and From Related Parties

Balances in due to and from related parties are generated by (i) the sale of trade accounts receivable to VF, as discussed in Note 1, (ii) hedging agreements with VF, and (iii) sourcing payable to VF.

The Company does not enter into any derivative contracts with external counterparties. However, VF enters into derivative contracts with external counterparties to hedge certain foreign currency transactions with exposure to the euro, Mexican peso, Polish zloty, Canadian dollar, and other currencies. The Company enters into offsetting internal contracts with VF with maturities up to 20 months, and cash settles with VF on any asset or liability that arises under these contracts.

Due from related parties, current consists of the following:

	2018	2017
	(In thousands)
Sale of trade accounts receivable	$544,858	$221,615
Hedging agreements with VF	2,832	—

	$547,690	$221,615

As discussed in Note 2, the Company sells certain of its trade accounts receivable to VF, who then sells them to a financial institution and periodically remits cash back to the Company.

Due from related parties, noncurrent consists of the following:

	2018	2017
	(In thousands)
Hedging agreements with VF	$611	$—

Due to related parties, current consists of the following:

	2018	2017
	(In thousands)
Sourcing payable	$16,140	$35,105
Hedging agreements with VF	—	710

	$16,140	$35,815

Due to related parties, noncurrent consists of the following:

	2018	2017
	(In thousands)
Hedging agreements with VF	$—	$2,177

Net Transfers To and From VF

Net transfers to and from VF are included within Parent company investment on the combined statements of equity. The components of the transfers to and from VF during the years ended 2018, 2017 and 2016 were as follows:

	2018	2017	2016
	(In thousands)
General financing activities	$(32,498)	$(436,910)	$(567,659)
Corporate allocations	113,581	146,042	131,184
Stock compensation expense	14,894	13,021	9,386
Pension expense	6,260	6,748	44,682
Purchases from Parent	998	2,357	21,754
Sales to Parent	(50,962)	(45,483)	(46,658)
Other income tax	64,150	97,121	95,040
Transition tax related to the Tax Act	5,716	110,562	—
Intra-entity intellectual property transfer	—	—	84,461

Total net transfers from (to) Parent	$122,139	$(106,542)	$(227,810)